As confidentially submitted to the Securities and Exchange Commission on March 21, 2013.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Confidential Draft Submission No. 2

FORM S-1

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

Covisint Corporation

(Exact name of registrant as specified in its charter)

MICHIGAN	7372	26-2318591
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

One Campus Martius, Detroit, Michigan 48226-5099

(313) 227-7000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

David A. McGuffie

President and Chief Executive Officer

Covisint Corporation

One Campus Martius

Detroit, Michigan 48226-5099

(313) 227-7000 (telephone)

(313) 227-6435 (facsimile)

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies To:

Norman H. Beitner, Esq. Honigman Miller Schwartz and Cohn LLP 2290 First National Building 660 Woodward Ave. Detroit, Michigan 48226-3583 (313) 465-7000 (telephone) (313) 465-7321 (facsimile)	William J. Schnoor Jr., Esq. Kenneth J. Gordon, Esq. Goodwin Procter LLP Exchange Place 53 State Street Boston, Massachusetts 02109-3000 (617) 570-1000 (telephone) (617) 523-1231 (facsimile)

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definition of “large accelerated filer”, “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐		Accelerated filer ☐

Non-accelerated filer ☒	(Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Class A Common Stock, no par value	$	$	$

(1)	Estimated solely for purposes of calculating the registration fee pursuant to Section 457(o) under the Securities Act of 1933, as amended.
(2)	Includes shares to be sold upon the exercise of the underwriters’ over-allotment option. See “Underwriting.”

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS

Subject to Completion, Dated March 21, 2013

             Shares

Covisint Corporation

Common Stock

We are offering              shares of our common stock. Prior to this offering, there has been no public market for our common stock. The initial public offering price of our common stock is expected to be between $         and $         per share. We will apply to list our common stock on the NASDAQ Global Market under the symbol “COVS”.

Compuware Corporation, or Compuware, currently owns 100% of our outstanding common stock, and following this offering Compuware will continue to be our controlling shareholder. Following this offering, Compuware will own              shares of our common stock, representing approximately    % of the total outstanding shares of our common stock.

We are an “emerging growth company” under the federal securities laws and will be subject to reduced public company reporting requirements. Investing in shares of our common stock involves risk. See “Risk Factors” beginning on page 11.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Covisint
Per share	$	$	$
Total	$	$	$

We have granted the underwriters the right to purchase up to an additional              shares of common stock to cover over-allotments.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Delivery of the shares of common stock will be made on or about                     , 2013.

Credit Suisse

Allen & Company LLC	Pacific Crest Securities

The date of this Prospectus is                     , 2013

Through and including                     , 2013 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PROSPECTUS SUMMARY

The following summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all the information you should consider before investing in our common stock. You should carefully read this prospectus in its entirety before investing in our common stock, including the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our combined financial statements and related notes included elsewhere in this prospectus.

Overview

Covisint provides a leading cloud engagement platform for enabling organizations to securely connect, engage and collaborate with large, distributed communities of customers, business partners and suppliers. Our platform allows global organizations with complex external business relationships to create, streamline and automate external mission-critical business processes that involve the secure exchange of and access to critical information from multiple sources. Our customers deploy our platform to deliver on current and new business initiatives, enhance competitiveness, create new revenue opportunities, increase customer retention and lower operating costs.

Our cloud engagement platform is offered as a service, commonly referred to as Platform-as-a-Service (PaaS), and combines robust, cloud-based identity management, portal, data exchange, integration and application development capabilities. Our platform integrates with on-premise and hosted enterprise systems, as well as other cloud-based data sources, and can be deployed quickly, scaled to millions of users, and configured to address our customers’ specific organizational requirements, including workflows, content and branding.

We deliver our platform through industry-specific solutions that address external mission-critical business processes common to companies across our target industries. To date, we have focused our solutions on the global automotive, healthcare and energy industries, in which the secure sharing of complex and distributed data is of particular importance. We are actively working to expand our platform to a wide range of industries which we believe have a significant opportunity to leverage our platform to enable external mission-critical business processes and to improve collaboration with external parties such as customers, business partners and suppliers.

We sell our solutions through our direct sales force and increasingly through channel partners, including system integrators, value-added resellers and other organizations. We have over 3,000 customers that have deployed our platform to connect to over 80,000 of their customers, business partners and suppliers. This allows more than 18 million users to access the mission-critical applications and information provided by our customers. Our customers include approximately 150 core platform customers, which represented 91% and 94% of our total revenue for the year ended March 31, 2012 and the nine months ended December 31, 2012, respectively. Our core platform customers include (listed alphabetically): AT&T, Blue Cross Blue Shield Association, Blue Cross Blue Shield of North Carolina, Daimler AG, Detroit Medical Center, General Motors and the Vermont Blueprint for Health. Our remaining customers include a variety of organizations that pay us a relatively nominal fee to either connect to one of our core platform customers or use one of our industry-specific solutions.

We are currently a wholly-owned subsidiary of Compuware Corporation, a publicly traded company founded in 1973. Our predecessor, Covisint LLC, was founded in February 2000 by a consortium of global automotive manufacturers to improve their ability to collaborate and transact with thousands of suppliers worldwide and reduce the cost of procuring components and materials. The consortium made a significant investment in the development of a robust, highly-secure cloud-based business-to-business network for automotive supply chains that included messaging, portal and web services technology. In March 2004, Compuware purchased substantially all of the assets of Covisint LLC including its name and messaging, portal and web services technology. For the years ended March 31, 2012, 2011 and 2010 and for the nine months ended December 31, 2012, our total revenue was $74.7 million, $54.2 million, $40.5 million and $65.0 million, respectively, our net loss was $3.3 million, $1.3 million, $4.4 million and $2.4 million, respectively, and our Adjusted EBITDA was $2.6 million, $4.0 million, $0.4 million and $3.6 million, respectively. Adjusted EBITDA is a non-GAAP financial measure. For a definition of Adjusted EBITDA, an explanation of our management’s use of this measure and a reconciliation of our Adjusted EBITDA to our net income (loss), see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Metrics.”

Our Industry

Cloud computing is evolving to enable more complex business processes

The emergence of cloud computing over the past decade is leading to a fundamental transformation of organizations and their IT environments. As cloud computing has become more widely adopted, organizations have begun to appreciate the new ways in which it enables them to interact and engage with external parties. In particular, organizations in many industries are seeking to use cloud-based technologies to streamline and automate complex, information-intensive business processes and to implement external engagement models, such as health information exchanges, which involve the integration of data from disparate sources and the exchange of and access to sensitive information, such as private patient information, across business communities, organizations and systems. We believe organizations in a wide range of industries have a significant opportunity to leverage cloud computing to enable external mission-critical business processes and to improve collaboration with external parties such as customers, business partners and suppliers.

Organizations are transforming the way they interact with their external constituents

The evolution in cloud computing is accelerating a number of dramatic changes in the way that organizations interact with their customers, business partners, suppliers and other external constituents. Some of the most significant changes include:

•

Rapidly changing end-user behavior and expectations for cloud-based collaboration and information exchange. The increasing adoption of online tools in everyday life is fundamentally changing consumer behavior and creating expectations within organizations for similar capabilities, which are driving demand for secure cloud-based information exchange and business collaboration tools.

•

Increased demand for secure system and data integration across organizational boundaries. The need to improve and accelerate business performance is leading to a significant increase in the flow of sensitive digital information beyond traditional organizational boundaries, which raises new challenges for standardizing and integrating data in a secure manner across systems and organizations.

•

Competitive pressures for timely, innovative external engagement processes. The current business environment requires organizations to quickly capitalize on new opportunities to strengthen their relationships with their customers and improve their competitiveness, which requires technology and domain expertise that is not readily available within most organizations.

•

Cloud-based processes are becoming fundamental to organizations’ business models. Organizations are increasingly using cloud-based processes to streamline and automate their core, external-facing operations and, in many cases, to enable entirely new business models. These cloud-based processes require a high degree of security, reliability and scalability.

Industry-specific trends are driving additional demand

In certain industries, the need for secure information exchange and collaboration across organizations is being compounded by unique vertical-specific trends, including:

Automotive. There has been a significant shift in how automotive manufacturers connect with and reach customers. Manufacturers are seeking to provide enhanced information experiences for the new “connected consumer” through a variety of access points, including in-vehicle systems, websites and mobile devices. Delivering the services and features of “connected vehicles” that consumers now expect, such as location-based information services which integrate a variety of third-party data and applications and require cloud-based identification, authentication and network security, has become increasingly more important to manufacturers’ marketing and sales efforts.

Additionally, the highly-integrated, global and distributed nature of the automotive supply chain makes immediate and continuous visibility into the entire supply chain particularly critical for conducting business and managing risk. Vendors across the automotive industry, including dealers, financing sources and automakers, are utilizing the cloud to share information and streamline business processes across global supply chain boundaries.

Healthcare. One of the primary healthcare reform initiatives designed for reducing healthcare costs and improving patient care and overall population health is a new reimbursement model that is driving the shift from fee-for-service to outcomes-based care delivery. This “accountable care” model requires the primary stakeholders—physicians, hospitals and payers—to be jointly accountable for the overall cost and quality of care, share digital information and coordinate patient care in order to reduce healthcare costs. The cloud is being used for aggregating, sharing and analyzing patient information from various systems and facilities and making that information available to provide a comprehensive view of a patient’s history and condition, which can eliminate redundant testing, reduce errors in care delivery and improve overall quality of care.

Energy. The global energy industry is geographically dispersed and requires significant information sharing, communication and data protection. The energy industry includes a large number of joint ventures that require the sharing of critical geological, operational and financial information among a large distributed network of joint venture partners, who are often competitors, and outside contractors. This requires making information available to, and enabling collaboration among, these constituents with appropriate identity management and access limitations.

Other Industries. Organizations in many industries, such as financial services and the public sector, face similar challenges in connecting with external audiences. We believe a wide variety of organizations globally will benefit from using cloud-based technologies to meet their need to collaborate with customers, business partners and suppliers.

Customer requirements are extensive and challenging

The requirements for enabling cloud-based, mission-critical business processes among thousands and potentially millions of external constituents are extensive and challenging. These requirements typically include:

•	Security. Organizations require the ability to make sensitive information easily accessible to large populations of users through a wide range of devices.

•	Integration. Organizations must be able to seamlessly integrate with a variety of information systems and standardize disparate data formats.

•	Flexibility. To respond to rapidly-evolving business demands and opportunities, organizations seek high-quality solutions that can be quickly implemented and broadly adopted.

•	Reliability. Organizations require enterprise-grade reliability to bring mission-critical business initiatives to market: anything less jeopardizes an organization’s ability to remain competitive.

•	Compliance. Private and confidential data is subject to a growing number of regulations governing the tracking and auditing of, and access to, information.

Our Solution

Our Platform-as-a-Service offering enables global organizations to securely connect, engage and collaborate with large, extended networks of customers, business partners, suppliers and other third parties. The key benefits of our solution for our customers include:

•

Secure access to critical information. Our platform provides simple, secure access to mission-critical information and applications at the moment of engagement through a common, branded interface; enabling secure, reliable communication and collaboration with key external audiences including customers, business partners and suppliers. Our cloud identity services layer enables organizations to simply and securely manage user identities across virtually any combination of customers, business partners, suppliers, external systems, cloud services and end-user groups. Our technology provides organizations with a centralized identity and access management platform for managing access to organizational information and applications for external constituents through a single, secure identity.

•

Comprehensive data integration. Our platform integrates with our customers’ existing enterprise systems, as well as with the systems and business processes of their customers, business partners, suppliers and other third parties, to provide a unified source of critical information.

•

Speed and agility. Our platform enables the rapid creation and deployment of new mission-critical business processes that can be configured to meet customer and industry-specific business requirements in order to support the development of timely new business models.

•

Mission-critical scalability and reliability. Our platform provides a high degree of scalability to support large transaction volumes, while maintaining the highest levels of performance and uptime required to support mission-critical processes.

•	Compliance. Our platform assists our customers with meeting their regulatory compliance obligations governing access to, and sharing of, private and confidential information.

Our Growth Strategies

We intend to extend our position as a leading integrated cloud engagement platform for creating and enabling external mission-critical business processes. Our key growth strategies include:

•

Continued innovation and enhancement of our platform. We believe our platform provides us with significant competitive advantages by addressing the unique security, identity and access management, data exchange and compliance needs of large scale external engagement models. We intend to continue investing in research and development to expand our mobility and analytics capabilities and our AppCloud® solution developer community and to develop additional industry vertical solutions that will create new entry points with customers.

•

Expand within our current customer base. We intend to expand the adoption of our platform within our current customer base by selling additional business solutions and expanding usage of already-deployed solutions.

•

Acquire new customers. We intend to expand our customer base by leveraging our established position in our existing markets, hiring additional sales and marketing personnel and developing and expanding strategic relationships with channel partners.

•

Penetrate new vertical markets. We intend to leverage our core external engagement platform technology along with our experience and proven customer success within our principal automotive, healthcare and energy markets to enter into new vertical markets, such as financial services and the public sector, that have similar characteristics and business challenges.

•

Expand channels and strategic alliances. We intend to invest in developing and expanding strategic alliances with resellers, managed services providers, telecommunication service providers, systems integrators and independent software vendors in order to complement our direct selling efforts and extend our market reach into new vertical and geographic markets.

Risks Affecting Us

Our business is subject to numerous risks, which are highlighted in the section entitled “Risk Factors” immediately following this prospectus summary. Some of these risks include:

•	We have a history of losses, we expect to continue to incur losses and we may not achieve or sustain profitability in the future.

•	We derive a significant percentage of our total revenue from the automotive and healthcare industries, and any downturn in these industries could harm our business.

•	We derive a significant percentage of our total revenue from our ten largest customers.

•	We cannot accurately predict subscription renewal rates and the impact these rates may have on our future revenue and operating results.

•	We may not be able to retain and increase sales to our existing customers or to new customers, which could negatively impact our future revenue and financial results.

•	Competition from current competitors and new market entrants, as well as from internally developed technologies, could adversely affect our ability to sell our solutions and related services.

•

If our security measures are breached or unauthorized access to data is otherwise obtained, our solutions may be perceived as not being secure, customers may reduce the use of or stop using our solutions and we may incur significant liabilities.

•

If we fail to remediate deficiencies in our internal controls or are unable to implement and maintain effective internal controls in the future, our ability to produce accurate and timely financial statements could be impaired.

•	As long as Compuware controls us, your ability to influence matters requiring shareholder approval will be limited.

Corporate Information

We are a wholly-owned subsidiary of Compuware, and following this offering Compuware will continue to be our controlling shareholder.

Effective January 1, 2013, Compuware contributed to us substantially all of the assets and liabilities related to our business. Prior to the contribution, we had been operating as a division within Compuware and this prospectus has been prepared as if the contribution had occurred at the commencement of our business. In connection with the contribution, we entered into a master separation agreement with Compuware, which we refer to in this prospectus as the “master separation agreement”. At that time, we also entered into various other agreements to effect the separation and provide a framework for our relationship with Compuware after the separation, including an employee benefits agreement, a Compuware services agreement, an intellectual property agreement, a shared services agreement and a tax sharing agreement. In connection with this offering, we will also enter into a registration rights agreement with Compuware. These agreements, together with the contribution agreement, provide for the allocation between us and Compuware of assets, employees, liabilities and obligations (including property, employee benefits and tax-related assets and liabilities) attributable to periods prior to, at and after our separation from Compuware and govern certain relationships between us and Compuware after the separation. Additionally, the master separation agreement permits Compuware, in its discretion, to distribute its shares of our common stock to its shareholders in a transaction intended to qualify as a tax-free transaction under Section 355 of the Internal Revenue Code, or Code. In the event of such a distribution, which we refer to in this prospectus as the “Tax-Free Distribution”, these agreements will be terminated, renegotiated or will remain in effect pursuant to applicable provisions providing for continuation after such distribution. For additional information regarding the master separation agreement and our other agreements with Compuware, see “Certain Relationships and Related Party Transactions.”

Compuware announced on January 25, 2013 that it plans to distribute its shares of our common stock within one year following this offering. If Compuware pursues the announced Tax-Free Distribution, Compuware intends to submit, subject to applicable ruling guidelines of the Internal Revenue Service, or IRS, a request for a private letter ruling from the IRS, substantially to the effect that, among other things, the Tax-Free Distribution will qualify as a tax-free transaction for U.S. federal income tax purposes under Section 355 of the Code. The IRS recently changed its private letter ruling policy and presently is studying, and will not issue rulings with respect to, certain distribution transactions. We do not believe this change in private letter ruling policy applies to Compuware’s ability to obtain a private letter ruling regarding the qualification of the Tax-Free Distribution as a tax-free transaction. If the Tax-Free Distribution fails to qualify as a tax-free transaction, in general, Compuware would be subject to tax as if it had sold our common stock in a taxable sale for its fair market value, and Compuware shareholders who receive shares of our common stock in the distribution would be subject to tax as if they had received a taxable distribution equal to the fair market value of such shares. We generally would be responsible for, among other things, any taxes (including taxes that could be imposed on Compuware under Section 355(e) of the Code) resulting from the failure of the Tax-Free Distribution to qualify as a tax-free transaction to the extent such taxes are attributable to, or result from, certain actions or failures to act by us or certain transactions involving us following the Tax-Free Distribution. We also generally would be responsible for 50% of such taxes to the extent such taxes are not attributable to, or do not result from, certain actions or failures to act by either us or Compuware. Compuware has no obligation to pursue or consummate any dispositions of its ownership interest in us, including through the announced Tax-Free Distribution, by any specified date or at all. If pursued, the Tax-Free Distribution would be subject to various conditions, including receipt of any necessary regulatory or other approvals and the existence of satisfactory market conditions. The conditions to the Tax-Free Distribution may not be satisfied, Compuware may decide not to consummate the Tax-Free Distribution even if the conditions are satisfied or Compuware may decide to waive one or more of these conditions and consummate the Tax-Free Distribution even if all of the conditions are not satisfied. See “Risk Factors—The Tax-Free Distribution may not occur.”

Our principal executive offices are located at One Campus Martius, Detroit, Michigan 48226, and our telephone number is (313) 227-7000. Our website address is www.covisint.com. The information on, or that can be accessed through, our website is not incorporated by reference into this prospectus and should not be considered to be a part of this prospectus.

Unless otherwise indicated, the terms “Covisint,” “we,” “us” and “our” refer to Covisint Corporation, a Michigan corporation, together with its consolidated subsidiaries.

“Covisint” is our registered trademark in the United States, and the Covisint logo and all of our solution names are our trademarks. This prospectus contains additional trade names, trademarks and service marks of ours and of other companies. We do not intend our use or display of other companies’ trade names, trademarks, or service marks to imply a relationship with these other companies, or endorsement or sponsorship of us by these other companies. Other trademarks appearing in this prospectus are the property of their respective holders.

THE OFFERING

The following is a brief summary of certain terms of this offering. For a more complete description of the terms of our common stock, see “Description of Capital Stock—Common Stock.”

Common stock offered by us	shares

Common stock to be outstanding after this offering	shares(1)

Use of proceeds	We estimate that our net proceeds from this offering will be approximately $ million ($ million if the underwriters exercise in full their over-allotment option), based on the assumed initial public offering price of $ per share (the midpoint of the range set forth on the cover page of this prospectus). We intend to use the net proceeds for working capital and other general corporate purposes, including to finance our growth, develop new solutions, hire additional personnel and fund capital expenditures and potential acquisitions. See “Use of Proceeds.”

Risk Factors	See “Risk Factors” and other information included in this prospectus for a discussion of some of the factors you should consider before deciding to purchase shares of our common stock.

Proposed NASDAQ trading symbol	COVS

(1)	The number of shares of our common stock expected to be outstanding after this offering is based upon the shares of our common stock outstanding as of , and does not include:

•	exercise of the underwriters’ over-allotment option;

•	shares of our common stock issuable upon the exercise of stock options under our 2009 Long Term Incentive Plan outstanding as of , with a weighted-average exercise price of $ per share; and

•	shares of our common stock reserved for future issuance under our 2009 Long Term Incentive Plan, as more fully described in “Executive Compensation.”

After giving effect to this offering,              shares (approximately     %) of our common stock will be owned by Compuware.

SUMMARY COMBINED FINANCIAL DATA

The following combined financial data should be read together with our combined financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus. We have derived the following combined statements of comprehensive income data for fiscal 2012, 2011 and 2010 from our audited combined financial statements included elsewhere in this prospectus. The combined statement of comprehensive income data for the nine months ended December 31, 2012 and 2011 have been derived from our unaudited condensed combined financial statements included elsewhere in this prospectus. The unaudited condensed combined financial statements include, in the opinion of management, all adjustments, consisting only of normal recurring adjustments, that management considers necessary for a fair presentation of the financial information set forth in those statements. Our historical results are not necessarily indicative of the results that should be expected in the future, and our interim results are not necessarily indicative of results that should be expected for the full year.

	Years Ended March 31,			Nine Months Ended December 31,
	2012	2011	2010	2012	2011
	(In thousands, except per share data)
Combined Statements of Comprehensive Income Data:
Revenue	$74,675	$54,154	$40,452	$65,020	$53,242
Cost of revenue(1)	41,477	27,501	19,190	34,022	32,074

Gross profit	33,198	26,653	21,262	30,998	21,168

Operating expenses:
Research and development(1)	1,341	1,687	4,226	898	1,155
Sales and marketing(1)	22,544	16,571	12,863	18,504	16,691
Administrative and general(1)	12,583	10,288	8,283	13,867	9,218

Total operating expenses	36,468	28,546	25,372	33,269	27,064

Income (loss) from operations	(3,270)	(1,893)	(4,110)	(2,271)	(5,896)
Other income	0	750	0	0	0

Income (loss) from operations before income tax provision	(3,270)	(1,143)	(4,110)	(2,271)	(5,896)
Income tax provision	57	132	285	88	247

Net income (loss)	$(3,327)	$(1,275)	$(4,395)	$(2,359)	$(6,143)

Basic and diluted earnings per share(2)	$(3.33)	$(1.27)	$(4.39)	$(2.36)	$(6.14)

Weighted-average shares outstanding, basic and diluted(2)	1,000	1,000	1,000	1,000	1,000

(1)	As of December 31, 2012, all vested stock compensation was in the form of Compuware stock awards. All outstanding Covisint stock options include a performance condition based on the occurrence of an initial public offering or change in control of the Company. Therefore, stock compensation expense incurred through December 31, 2012 has related only to Compuware stock awards provided to Covisint employees. Covisint stock options issued prior to December 31, 2012 will vest upon consummation of this offering, at which time we will begin to recognize $21.6 million of compensation expense related to these options. The majority of this expense will be recognized over the requisite service period beginning December 31, 2012 and ending on January 1 of the third calendar year following an initial public offering. We will incur a cumulative catch-up in expense in the period in which this offering occurs, offset by a reduction in expense associated with cancellation of certain outstanding Compuware awards due to the occurrence of an initial public offering or change in control of the Company. We expect to incur net compensation expense of $ million associated with these options and awards in the quarter in which this offering occurs. For more information, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Stock Compensation—Covisint Corporation Stock Compensation”. All future stock compensation is expected to be granted in the form of Covisint stock awards and recorded as a non-cash expense. The statements above include stock compensation as follows:

	Years Ended March 31,			Nine Months Ended December 31,
	2012	2011	2010	2012	2011
	(In thousands)
Stock compensation classified as:
Cost of revenue	$5	$111	$149	$2	$4
Research and development	1	3	0	1	2
Sales and marketing	9	9	6	120	5
Administrative and general	1,077	1,450	424	982	787

Total stock compensation expense	$1,092	$1,573	$579	$1,105	$798

(2)	Please see Note 5 to our audited combined financial statements for an explanation of the method used to calculate the historical net income (loss) per share attributable to common shareholders and the number of shares used in computation of the per share amounts.

The following table sets forth our summary balance sheet data as of December 31, 2012:

•	on an actual basis;

•

on an as adjusted basis to reflect the issuance and sale of shares of common stock in this offering by us, and the receipt of the net proceeds from our sale of these shares at an assumed initial public offering price of $         per share, which represents the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and offering expenses payable by us.

	As of December 31, 2012
	(In thousands)
	Actual	As Adjusted
Combined Balance Sheets:

Cash and cash equivalents	$0	$

Working capital	6,336
Total assets	92,484
Long term debt	0
Total shareholders’ equity	$44,692	$

A $1.00 increase or decrease in the assumed initial public offering price of $         per share would increase or decrease each of cash and cash equivalents, working capital, total assets and total shareholders’ equity by approximately $         million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and offering expenses payable by us. Similarly, each increase or decrease of one million shares in the number of shares offered by us would increase or decrease cash and cash equivalents, working capital, total assets and total shareholders’ equity (deficit) by approximately $         million, assuming the initial public offering price remains the same and after deducting the estimated underwriting discounts and commissions and offering expenses payable by us. The pro forma as adjusted information discussed above is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.

	Years Ended March 31,			Nine Months Ended December 31,
	2012	2011	2010	2012	2011
	(In thousands)
Other Financial Data:

Adjusted EBITDA(1)	$2,611	$3,965	$367	$3,572	$(1,635)
Adjusted gross profit(2)	35,621	28,470	22,578	34,045	22,854
Adjusted gross margin(2)	48%	53%	56%	53%	43%

(1)	Adjusted EBITDA is a non-GAAP measure and represents net income (loss) adjusted for income tax provision, depreciation, amortization of intangible assets, stock compensation expense and other income. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Metrics” for a discussion of Adjusted EBITDA and the reconciliation to U.S. GAAP.
(2)	Adjusted gross profit and adjusted gross margin are non-GAAP measures. Adjusted gross profit represents gross profit, adjusted for amortization of capitalized software associated with our research and development expense classified within cost of revenue and stock compensation. Adjusted gross margin is adjusted gross profit as a percentage of revenue. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Metrics” for a discussion of adjusted gross margin and adjusted gross profit and the reconciliation to U.S. GAAP.

RISK FACTORS

Investing in shares of our common stock involves risk. You should carefully consider the specific factors listed below, together with the cautionary statements under the caption “Special Note Regarding Forward-Looking Statements” and the other information included in this prospectus before purchasing shares of our common stock. The risks described below are not the only ones that we face. Additional risks that are not yet known to us or that we currently think are immaterial could also impair our business, operating results or financial condition. If any of the following risks actually occur, our business, financial condition or results of operations could be adversely affected. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment.

Risks Relating to Our Business and Our Industry

We have a history of losses, we expect to continue to incur losses and we may not achieve or sustain profitability in the future.

We have incurred significant losses in each fiscal year since becoming an operating division within Compuware in 2004. We experienced a combined net loss of $1.3 million and $3.3 million for the years ended March 31, 2011 and March 31, 2012, respectively, and a combined net loss of $2.4 million during the nine months ended December 31, 2012. These losses were mainly due to the substantial investments we made, and continue to make, to build our solutions and services, grow and maintain our business and acquire customers. Key elements of our growth strategy include acquiring new customers and continuing to innovate and enhance our platform. In addition, as a public company we will incur significant legal, accounting and other expenses that we did not incur as a division of a public company. Furthermore, to the extent that we are successful in increasing our customer base, we will incur increased expenses, as costs associated with generating and supporting customer agreements are generally incurred up front, while revenue is generally recognized ratably over the term of the agreement. You should not rely upon our recent revenue growth as indicative of our future performance. We cannot assure you that we will reach profitability in the future or at any specific time in the future or that, if and when we do become profitable, we will sustain profitability. If we are ultimately unable to generate sufficient revenue to meet our financial targets, become profitable and have sustainable positive cash flows, investors could lose their investment.

We derive a significant percentage of our total revenue from the automotive and healthcare industries, and any downturn in these industries could harm our business.

Approximately 57% of our revenue for both the year ended March 31, 2012 and the nine months ended December 31, 2012 was generated from customers in the automotive industry. While economic conditions for the automotive sector have improved, many of our customers in the domestic automotive industry have been engaged in restructurings and other efforts to cut costs. Any new negative developments in this industry, including additional bankruptcies, could reduce the demand for our solutions.

Approximately 32% of our revenue for the year ended March 31, 2012 and 30% for the nine months ended December 31, 2012 was generated from customers in the healthcare industry. Our customers in this industry may be subject to adverse changes in government regulation, the availability of government funding and reimbursement policies and practices. Any such adverse change could reduce the demand for our solutions.

A substantial downturn in either of these industries may cause our customers to reduce their spending on information technology. Customers in these industries may delay or cancel information technology projects, seek to lower their costs by renegotiating vendor contracts, or decrease their usage of our solutions. In addition, the increased pace of consolidation in these industries may result in reduced overall spending on our solutions. Any of these factors could have a material adverse effect on our results of operations.

We derive a significant percentage of our total revenue from our largest customer, General Motors Company, as well as our ten largest customers.

A significant portion of our revenue was generated from our largest customer, General Motors Company, or General Motors. General Motors has the ability to terminate the contracts we have with them prior to their expiration on short notice. It was reported in July 2012 that General Motors intends to significantly reduce its use of outsourced information technology services over the next three to five years. Losing all or some of our business with General Motors could have a material impact on our business, liquidity and results of operations.

In addition, our top ten customers accounted for 63%, 60%, and 66% of total revenue for the years ended March 31, 2012 and March 31, 2011, and the nine months ended December 31, 2012, respectively. Many of these customers may terminate their agreements upon advance written notice to us. The loss of any of these customers would decrease our revenue and adversely affect our operating results.

Our quarterly operating results have fluctuated in the past and may fluctuate in the future, which could cause declines or volatility in the price of our common stock.

Our quarterly operating results have fluctuated in the past and may fluctuate in the future as a result of a variety of factors. For example, in the first nine months of fiscal 2013, our services revenue grew by $5.8 million, or 32%, compared to the first nine months of fiscal 2012, primarily as a result of having obtained evidence of stand-alone value for many of these services, which allowed us to recognize an increased portion of our services revenue using the proportional performance method during fiscal 2013. Other factors affecting our results may be outside our control. If our quarterly operating results or guidance fall below the expectations of research analysts or investors, the price of our common stock could decline substantially. The following factors, among others, could cause fluctuations in our quarterly operating results:

•	our ability to attract new customers and retain existing customers;

•	our ability to accurately forecast revenue and appropriately plan our expenses;

•	our ability to expand into new markets, introduce new solutions and integrate them with third-party software and devices;

•	the actions of our competitors, including consolidation within the industry, pricing changes or the introduction of new services;

•	our ability to effectively manage our growth;

•	our ability to successfully manage any future acquisitions of businesses, solutions or technologies;

•	the timing and cost of developing or acquiring technologies, solutions or businesses;

•	the timing of revenue recognition for our services;

•	the timing of revenue recognition for new subscriptions;

•	the timing, operating costs and capital expenditures related to the operation, maintenance and expansion of our business;

•	the annual increase in fourth quarter revenue relating to fees from our Physician Quality Reporting System offering;

•	service outages or security breaches and any related occurrences which could impact our reputation;

•

the impact of worldwide economic, industry and market conditions, including disruptions in financial markets and the deterioration of the underlying economic conditions in some countries and those conditions specific to Internet usage and online businesses;

•	variable usage by customers with volume-based subscription contracts;

•	trade protection measures (such as tariffs and duties) and import or export licensing requirements;

•	fluctuations in currency exchange rates;

•	costs associated with defending intellectual property infringement and other claims; and

•	changes in government regulation affecting our business.

We believe that our quarterly revenue and operating results may vary significantly in the future and that period-to-period comparisons of our operating results may not be meaningful. You should not rely on the results of one quarter as an indication of future performance.

We cannot accurately predict subscription renewal rates and the impact these rates may have on our future revenue and operating results.

Our customers have no obligation to renew their subscriptions for our solution after the expiration of their initial subscription period, which is typically 36 months, and some customers have elected not to renew. In addition, our customers may renew at a lower contract value or renew for shorter contract lengths. Our renewal rates may decline or fluctuate as a result of a number of factors, including customer dissatisfaction with our service, customers’ ability to continue their operations and spending levels, decreases in usage by our customers, competitive offerings and deteriorating general economic conditions. If our customers do not renew their subscriptions for our solutions or reduce the value of their subscription at the time of renewal, our revenue may grow more slowly than expected or decline, and our results of operations will be adversely affected.

We may not be able to increase sales to our existing customers or to new customers, which could negatively impact our future revenue and financial results.

A part of our growth strategy is to sell additional solutions to existing customers and to encourage these customers to extend the deployment of previously acquired solutions. If our customers are unsatisfied with, or unsuccessful at increasing the adoption of, the existing solutions they have purchased from us, or if we are unsuccessful at marketing and selling additional solutions to them, our revenue from these customers may not increase. Our growth strategy also includes selling our solutions to new customers. If we do not increase our sales to existing customers or to new customers, our revenue may grow more slowly than expected or decline, and our results of operations will be adversely affected.

Because we recognize revenue from subscriptions over the term of the subscription, downturns or upturns in sales may not be immediately reflected in our operating results.

We generally recognize subscription revenue from customers ratably over the terms of their subscription agreements, which are typically 36 months, although terms can range from one to 60 months or longer. As a result, most of the subscription revenue we report in each quarter is derived from the recognition of deferred subscription revenue relating to subscription agreements entered into during previous quarters. Consequently, a decline in new or renewed subscriptions in any one quarter will not be fully reflected in our subscription revenue results for that quarter and will negatively affect our subscription revenue growth rate or subscription revenue in future quarters. Our subscription model also makes it difficult for us to rapidly increase our subscription revenue through additional sales in any period, as subscription revenue from new customers is subject to multi-month implementation and thereafter must be recognized over the applicable subscription term. In addition, we may be unable to adjust our cost structure to reflect unanticipated changes in revenue.

In preparing our financial statements for the fiscal years ended March 31, 2010, 2011, 2012, and the quarter ended June 30, 2012, we concluded there is a material weakness in the design and operating effectiveness of our internal control over financial reporting, and if we fail to remediate this material weakness or are unable to implement and maintain effective internal controls in the future, our ability to produce accurate and timely financial statements could be impaired, which could adversely affect investor views of us and the value of our common stock.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with U.S. GAAP. A material weakness is a deficiency, or a combination of deficiencies, that creates a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis. In connection with the audits of our financial statements for the years ended March 31, 2010, 2011, 2012, and the quarter ended June 30, 2012, we concluded there is a material weakness in the design and operating effectiveness of our internal control over financial reporting.

The material weakness resulted from a lack of sufficient focus and control consciousness by our management on the design and documentation of control activities over the financial accounting and reporting processes necessary to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements as a stand-alone entity.

During the third quarter of fiscal 2013, we began implementing changes and improvements in our internal control over financial reporting to remediate the material weakness. We plan to continue taking steps that we believe will address the underlying causes of the control deficiencies described above, primarily through the development and implementation of governance and financial policies, improved processes, documented procedures and hiring additional personnel. It will take additional time to design, implement and test all of the controls and procedures required to enable a conclusion that the material weakness has been remediated and that our internal control over financial reporting is effective. At this time, we cannot assure you that the measures we have taken or plan to take will be effective in mitigating or preventing significant deficiencies or material weaknesses in our internal control over financial reporting in the future. If we fail to effectively remediate deficiencies in our control environment or are unable to implement and maintain effective internal control over financial reporting to meet the demands that will be placed upon us as a public company, including the requirements of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, we may be unable to accurately report our financial results, or to report them within the timeframes required by law or exchange regulations. Even if we are able to report our financial statements accurately and in a timely manner, if we do not make all necessary improvements to address the material weakness, continued disclosure of a material weakness will be required in future filings with the Securities and Exchange Commission, or SEC, which could have a material adverse effect on our business and the trading price of our common stock.

We have not performed an evaluation of our internal control over financial reporting, such as required by Section 404 of the Sarbanes-Oxley Act, nor have we engaged our independent registered public accounting firm to perform an audit of our internal control over financial reporting as of any balance sheet date or for any period reported in our financial statements. Had we performed such an evaluation or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, control deficiencies, including material weaknesses and significant deficiencies, in addition to those discussed above, may have been identified. The SEC rules implementing Section 404 of the Sarbanes-Oxley Act do not require our management to provide an annual management report on the effectiveness of our internal control over financial reporting until the second annual report after we become a public company. If we are not able to adequately assess the effectiveness of our internal controls, we may not be able to correct the material weakness discussed above or detect other weaknesses or deficiencies.

In addition, we are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, or the JOBS Act, and as such we may elect to avail ourselves of the exemption from the requirement that our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act until we cease to be an “emerging growth company.” At such time, which could begin as late as our annual report on Form 10-K for the year ending March 31, 2019, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed or operating. If we are unable to comply with Section 404 or otherwise are unable to produce timely and accurate financial statements, our stock price may be adversely affected and we may be unable to maintain compliance with exchange listing requirements. Any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.

Economic uncertainties or slowdowns may reduce demand for our solutions, which may have a material adverse effect on our revenue and operating results.

Our revenue and profitability depend on the overall demand for our cloud-based services. We are unable to predict the likely duration and severity of the current adverse economic conditions in the U.S. and other countries, particularly in Europe, but the longer the duration, the greater risks we face in operating our business. Economic uncertainties over the last few years have caused companies to reassess their spending for technology projects. We cannot assure you that current economic conditions, worsening economic conditions or prolonged poor economic conditions will not have a significant adverse impact on the demand for our solutions, and consequently, on our results of operations.

Our sales cycle can be long and unpredictable, particularly with respect to large enterprises. As a result, our sales are difficult to predict and may vary from quarter to quarter, which may cause our operating results to fluctuate significantly.

The timing of our sales is difficult to predict. Our sales efforts involve educating our customers about the use, technical capabilities and benefits of our platform. Customers, especially large enterprises, often undertake a prolonged evaluation process, which frequently involves not only our solutions, but also those of our competitors. As a result of these factors, new sales opportunities may require us to devote significant sales support to individual customers and, thus, to incur substantial costs. In addition, decisions to purchase our solution are frequently subject to budget constraints, multiple approvals and unplanned administrative, processing and other delays. If sales expected from a specific customer for a particular quarter are not realized in that quarter or at all, our results could fall short of public expectations and our business, operating results and financial condition could be materially adversely affected.

Our solutions are complex and may include multiple dependencies that may cause our customers difficulty in implementing our solutions successfully or prolong the implementation process, which could negatively impact our future revenue and financial results.

Due to the scope and complexity of the solutions that we provide, our implementation cycle can be lengthy and unpredictable. Implementation of our solutions for new customers requires customization and integration with the customer’s existing computer systems and software programs, and those of their partners. This process can be complex, time-consuming and expensive for our customers and can result in delays in implementation and deployment of our solutions. As a result, some of our customers have had, and may in the future have, difficulty implementing our solutions successfully or otherwise achieving the expected benefits of our solutions. Additionally, while a customer may decide to purchase our solutions and services, the customer or its partners may require us to delay the implementation of our solutions due to their scheduling, resource or budgetary constraints.

Delayed or ineffective implementation of our solutions may limit our future sales opportunities, reduce revenue and net income, cause customer dissatisfaction, harm our reputation or cause non-payment issues due to any of the following events:

•

The withholding of cash payments or cancellation of contracts if we fail to meet our implementation commitments, the customers have financial difficulties or change strategy, or the functionality delivered is not acceptable to the customers or their partners. We are particularly susceptible to this with respect to arrangements where payments are scheduled to occur later in the engagement;

•	The cancellation or scaling back of one or more of our larger implementation projects which could have a material adverse impact on our reputation and future revenue; or

•	An inability to recognize subscription and support revenue due to delays in the launch date of the customer’s access to our production environment.

Competition from current competitors and new market entrants, as well as from internally developed technologies, could adversely affect our ability to sell our solutions and related services.

We sell our platform in an extremely competitive environment characterized by rapid technological change, shifting customer needs and frequent introductions of new products and services. We believe that the key competitive factors in our market include: security, scalability, speed of implementation, ability to enable users to maintain regulatory compliance, features and functionality, ability to meet customer service level requirements and price. If we are less successful at addressing one or more of these factors than our competitors, we may lose market share which could have a material adverse effect on our business, financial condition and operating results.

We compete with a wide range of established companies in a variety of different markets. In certain markets we compete with system integrators, such as International Business Machines, or IBM, Hewlett-Packard and Dell, cloud-based platform vendors, such as Salesforce.com and Microsoft Azure, and business-to-business integration and data exchange vendors, such as GXS and Sterling Commerce, a division of IBM, all of whom have substantially greater name recognition and resources than we do. Our competition often subscribe to or license other cloud-based platforms and third-party solutions to solve their customers’ specific business problems. Certain cloud-based platform vendors also offer development resources and consulting services that allow them to customize their platform to the customer’s requirements. We face other specialized competitors in our current vertical markets and may face new competitors as we expand into new vertical markets. These competitors may be more efficient and successful in penetrating the market for cloud-based services then we are. We also encounter competition from technologies developed by the in-house information technology departments of our customers and potential customers. If we fail to compete successfully, our operating results and financial condition will be materially adversely affected.

If we fail to penetrate new vertical markets, our business will suffer.

To date, we have concentrated our development efforts primarily in the automotive, healthcare and energy markets. While we anticipate that the substantial majority of our revenue will continue to be derived from these markets for the foreseeable future, we intend to penetrate additional vertical markets. Our success in our existing vertical markets depends on our deep understanding of these industries. In order to penetrate new vertical markets, we will need to develop a similar understanding of those new industries and the associated business challenges faced by participants in them. Developing this level of understanding may require substantial investments of time and resources and we may not be successful. If we fail to penetrate these new vertical markets, our revenue may grow at a slower rate than we anticipate and our financial condition could suffer.

If we do not effectively expand and train our sales force, we may be unable to add new customers or increase sales to our existing customers and our business will be harmed.

We continue to be substantially dependent on our sales force to obtain new customers and to sell additional solutions to our existing customers. We believe that there is significant competition for sales personnel with the skills and technical knowledge that we require. Our ability to achieve significant revenue growth will depend, in large part, on our success in recruiting, training and retaining sufficient numbers of sales personnel to support our growth. New hires require significant training and, in most cases, take significant time before they achieve full productivity. Our recent hires and planned hires may not become as productive as we expect, and we may be unable to hire or retain sufficient numbers of qualified individuals in the markets where we do business or plan to do business. If we are unable to hire and train sufficient numbers of effective sales personnel, or the sales personnel are not successful in acquiring new customers or increasing sales to our existing customer base, our business will be harmed.

If we fail to manage our sales and distribution channels effectively or if our partners choose not to market and sell our solutions to their customers, our operating results could be adversely affected.

We derived approximately 1% of our revenue for the year ended March 31, 2012 and 3% for the nine months ended December 31, 2012 from sales of our solutions through channel partners, and we anticipate that channel partners will be responsible for an increasing portion of our sales in the future, in particular for any new vertical markets we may pursue. In order to scale our channel program to support growth in our business, it is important that we help our partners enhance their ability to independently sell and deploy our solutions. We may be unable to successfully expand and improve the effectiveness of our channel sales program.

Agreements with channel partners are generally non-exclusive and channel partners may enter into strategic relationships with our competitors or may be competitors themselves. Further, we expect that many channel partners will have multiple strategic relationships and may not regard us as significant for their businesses. Channel partners may terminate their respective relationships with us with limited or no notice and with limited or no penalty, pursue other partnerships or relationships, or attempt to develop or acquire technologies or services that compete with our solutions. Channel partners may also impair our ability to enter into other desirable strategic relationships.

If channel partners do not effectively market and sell our solutions, if they choose to place greater emphasis on technologies of their own or those offered by our competitors, or if they fail to meet the needs of our customers, our ability to grow our business and sell our solutions may be adversely affected. Similarly, the loss of a substantial number of channel partners, and our possible inability to replace them, the failure to recruit additional channel partners, any reduction or delay in their sales of our solutions, or any conflicts between channel sales and our direct sales and marketing activities could materially and adversely affect our results of operations.

We provide service level commitments to our customers, and our failure to meet the stated service levels could significantly harm our financial results and our reputation.

Our customer agreements provide that we maintain certain service level commitments to our customers relating primarily to functionality, network uptime and critical infrastructure availability. For example, our service level agreements generally require that our solutions are available up to 99.5% of the time. If we are unable to meet the stated service level commitments, we may be contractually obligated to provide customers with credits. Additionally, if we fail to meet our service level commitments a specified number of times within a given time frame or for a specified duration, our customers may terminate their agreement with us. As a result, a failure to deliver services for a relatively short duration could cause us to issue credits to a large number of affected customers or result in the loss of customers. In addition, we cannot assure you that our customers will accept these credits or termination rights in lieu of other legal remedies that may be available to them. Our failure to meet our commitments could also result in substantial customer dissatisfaction or loss. If we fail to meet our service level commitments to our customers, the resulting issuance of credits, loss of customers or other potential liabilities could significantly and adversely impact our financial results.

If our security measures are breached or unauthorized access to data is otherwise obtained, our solutions may be perceived as not being secure, customers may reduce the use of, or stop using, our solutions and we may incur significant liabilities.

Our operations enable the exchange of, and access to, sensitive information, and security breaches could result in the loss of this information, litigation, indemnity obligations and other liability. While we have security measures in place, if our security measures are breached as a result of third-party action, employee error or otherwise, our reputation could be significantly damaged, our business may suffer and we could incur substantial liability. Because techniques used to obtain unauthorized access to or sabotage systems change frequently and generally are not identified until they are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. Any or all of these issues could negatively impact our ability to attract new customers and increase engagement by existing customers, cause existing customers to elect not to renew their subscriptions or subject us to third-party lawsuits, regulatory fines or other action or liability, thereby harming our operating results.

Because our platform is often used to collect and store personal information, privacy concerns could result in additional cost and liability to us or inhibit sales of our solutions.

Many federal, state and foreign government bodies and agencies have adopted or are considering adopting laws and regulations regarding the collection, use and disclosure of personal information. In the U.S., these include rules and regulations promulgated under the authority of the Federal Trade Commission, the Health Insurance Portability and Accountability Act of 1996 (HIPAA), the Health Information Technology for Economic and Clinical Health Act (HITECH), state breach notification laws and other state privacy and data security laws. Outside of the U.S., these privacy and data security requirements include rules and regulations promulgated under the European Union data protection directive. Virtually every jurisdiction in which we operate has established its own data security and privacy legal framework with which we or our customers must comply.

In addition to government regulation, privacy advocacy and industry groups may propose new and different self-regulatory standards that either legally or contractually apply to us. Because the interpretation and application of privacy and data protection laws are still uncertain, it is possible that these laws may be interpreted and applied in a manner that is inconsistent with our existing data management practices or the features of our solutions. If so, in addition to the possibility of fines, lawsuits and other claims, we could be required to fundamentally change our business activities and practices or modify our solutions, which could have an adverse effect on our business. Any inability to adequately address privacy concerns, even if unfounded, or comply with applicable privacy or data protection laws, regulations and policies, could result in additional cost and liability to us, damage our reputation, inhibit sales and harm our business.

Furthermore, the costs of compliance with, and other burdens imposed by, the laws, regulations and policies that are applicable to the businesses of our customers may limit the use and adoption of, and reduce the overall demand for, our solutions. Privacy concerns, whether valid or not valid, may inhibit market adoption of our solutions particularly in certain industries and foreign countries.

Our solutions are hosted at multiple data centers around the world. Any disruption of service at our facilities or our third-party hosting providers could interrupt or delay our customers’ access to our solutions, which could harm our operating results.

The ability of our customers to access our solutions is critical to our business. We currently serve customers from data centers located in Chicago, Tokyo, Frankfurt and Shanghai and maintain a backup data recovery center in our Detroit headquarters. We cannot assure you that the measures we have taken to eliminate single points of failure in the primary data center located in Chicago and our data recovery center located in Detroit will be effective to prevent or minimize interruptions to our operations. Our facilities are vulnerable to interruption or damage from a number of sources, many of which are beyond our control, including, without limitation:

•	extended power loss;

•	telecommunications failures from multiple telecommunication providers;

•	natural disaster or an act of terrorism;

•	software and hardware errors, or failures in our own systems or in other systems;

•	network environment disruptions such as computer viruses, hacking and similar problems in our own systems and in other systems;

•	theft and vandalism of equipment; and

•	actions or events caused by or related to third parties.

We attempt to mitigate these risks through various business continuity efforts, including redundant infrastructure, 24x7x365 system activity monitoring, backup and recovery procedures, use of a secure off-site storage facility for backup media, separate test systems and change management and system security measures, but our precautions may not protect against all potential problems. Our data recovery center is equipped with physical space, power, storage and networking infrastructure and Internet connectivity to support the solutions we provide in the event of the interruption of services at our primary data center. Even with this data recovery center, however, our operations would be interrupted during the transition process should our primary data center experience a failure.

Disruptions at our data centers could cause disruptions in our services and data loss or corruption. This could damage our reputation, cause us to issue credits to customers, subject us to potential liability or costs related to defending against claims or cause customers to terminate or elect not to renew their agreements, any of which could negatively impact our revenue.

Savvis Inc., or Savvis, currently hosts the majority of our solutions. We cannot guarantee that we will be able to continue to receive reasonable pricing and terms from Savvis or our other hosting providers in the future. Failure to negotiate reasonable terms could result in increased costs, which would negatively impact our financial condition. If Savvis stops providing services or we fail to negotiate terms on an acceptable basis, we could be required to move our solutions to other third-party hosting providers, which would be a distraction to our business, could increase costs and could cause a disruption in our services.

We could be sued for contract claims, and such lawsuits, if successful, may have an adverse effect on our financial results.

General errors, defects, inaccuracies or other performance problems in our solutions or inaccuracies in or loss of the data we provide to our customers could result in financial or other damages to our customers, which damages could prompt them to sue us. We cannot assure you that the limitations of liability set forth in our contracts would be enforceable or would otherwise protect us from liability for damages. We maintain general liability insurance coverage, including coverage for errors and omissions, in amounts and under terms that we believe are appropriate. We cannot assure you that this coverage will continue to be available on terms acceptable to us, or at all, or in sufficient amounts to cover one or more large contract claims, or that the insurer will not deny coverage for any future claim. The successful assertion of one or more large contract claims against us that exceeds available insurance coverage, could have a material adverse effect on our business, prospects, financial condition and results of operations.

If we are unable to manage our expected growth, our performance may suffer.

Our business has grown rapidly, and if we are successful in executing our business strategy, this growth will continue as we expand our offerings and seek to penetrate new vertical markets. We will need to continue to expand our managerial, operational, financial and other systems and resources to manage our operations, continue our research and development activities and increase our sales force. It is possible that our existing management, finance and development personnel, systems and facilities may not be adequate to support this future growth. Our need to effectively manage our operations, growth and solutions requires that we continue to develop more robust business processes and improve our systems and procedures in each of these areas and to attract and retain sufficient numbers of talented employees. We may be unable to successfully implement these tasks on a larger scale and, accordingly, may not achieve our research, development and growth goals.

Changes in laws and/or regulations related to the Internet or changes in the Internet infrastructure itself may cause our business to suffer.

The future success of our business depends upon the continued use of the Internet as a primary medium for commerce, communication and business applications. Government agencies or private organizations may begin to impose taxes, fees or other charges for accessing the Internet or commerce conducted via the Internet. Increased enforcement of existing laws and regulations, as well as any laws, regulations, or changes that may be adopted or implemented in the future, could limit the growth of the use of public cloud applications or communications generally, result in a decline in the use of the Internet and the viability of Internet-based applications such as our cloud-based solutions and reduce the demand for our platform.

Changes in federal law or regulation could adversely impact our Physician Quality Reporting System offering.

Revenue from our Physician Quality Reporting System, or PQRS, offering represented approximately 2% and 6% of our total revenue for the year ended March 31, 2012 and the quarter ended March 31, 2012, respectively. PQRS is a voluntary federal program that incentivizes certain quality care data reporting by healthcare professionals. As a federal program, a change in federal law or regulation could alter or eliminate PQRS, which, in turn, could adversely impact our revenue.

Our platform must integrate with a variety of operating systems, software applications and hardware that are developed by others. If we are unable to devote the necessary resources to ensure that our solutions interoperate with such software and hardware, we may fail to increase, or we may lose, market share and we may experience reduced demand for our offerings.

Our platform must integrate with a variety of network, hardware and software platforms, and we will need to continuously modify and enhance our platform to adapt to changes in Internet-related hardware, software, communication, browser and database technologies. Any failure of our solutions to operate effectively with future platforms and technologies could reduce the demand for our platform, result in customer dissatisfaction and harm our business. If we are unable to respond to these changes in a timely, cost-effective manner, our solutions may become less marketable and less competitive or obsolete and our operating results may be negatively impacted. In addition, an increasing number of individuals in organizations are utilizing devices other than personal computers, such as mobile phones and other handheld devices, to access the Internet and corporate resources and conduct business. If we cannot effectively make our platform available on these mobile devices, we may experience difficulty attracting and retaining customers.

We rely on third-party software that may be difficult to replace or which could cause errors or failures of our service that could lead to lost customers or harm to our reputation.

We rely on software licensed from third parties to offer our solutions. This software may not continue to be available to us on commercially reasonable terms. Any loss of the right to use any of this software could result in delays in the provisioning of our service until equivalent technology is either developed by us, or, if available, is identified, obtained and integrated, which could harm our business. Any errors or defects in third-party software could result in errors or a failure of our solutions, which could harm our business.

The loss of certain key employees and technical personnel or our inability to hire additional qualified personnel could have a material adverse effect on our business.

Our success depends in part upon the continued service of our key senior management and technical personnel. Such personnel are employed at-will and may leave Covisint at any time. Our success also depends on our continuing ability to attract and retain highly-qualified technical, managerial and sales personnel. The market for professional services and software solutions personnel has historically been, and we expect that it will continue to be, intensely competitive. We cannot assure you that we will continue to be successful in attracting or retaining such personnel. The loss of certain key employees or our inability to attract and retain other qualified employees could have a material adverse effect on our business.

If we cannot maintain our corporate culture as we grow, we could lose the innovation, teamwork, passion and focus on execution that we believe contribute to our success, and our business may be harmed.

We believe that a critical component to our success has been our corporate culture. We have invested substantial time and resources in building our team. As we continue to grow, we may find it difficult to maintain these important aspects of our corporate culture. Any failure to preserve our culture could negatively affect our future success, including our ability to retain and recruit personnel and to effectively focus on and pursue our corporate objectives.

We could incur substantial costs as a result of any claim of infringement of another party’s intellectual property rights.

In recent years, there has been significant litigation in the U.S. and elsewhere involving patents and other intellectual property rights. Companies providing Internet-related products and services are increasingly bringing and becoming subject to suits alleging infringement, misappropriation or other violations of patents, copyrights, trademarks, trade secrets or other intellectual property rights. These risks have been amplified by an increase in the number of third parties whose sole or primary business is to assert such claims. We could incur substantial costs in prosecuting or defending any intellectual property litigation. Additionally, the defense or prosecution of claims could be time-consuming and could divert our management’s attention away from the execution of our business plan.

We cannot be certain that our solutions and services do not infringe the intellectual property rights of third parties. Claims of alleged infringement or misappropriation could be asserted against us by third parties in the future. We cannot be sure that we would prevail against any such asserted claim. In addition to possible claims with respect to our solutions, some of our solutions contain technology developed by and licensed from third parties, and we may likewise be susceptible to infringement or misappropriation claims with respect to these third-party technologies.

Moreover, any settlement or adverse judgment resulting from a claim could require us to pay substantial amounts or obtain a license to continue to use the technology that is the subject of the claim, or otherwise restrict or prohibit our use of the technology. We cannot assure you that we would be able to obtain a license from the third party asserting the claim on commercially reasonable terms, that we would be able to develop alternative technology on a timely basis, or that we would be able to obtain a license to use a suitable alternative technology to permit us to continue offering, and our customers to continue using, our affected solution or service. In addition, we may be required to indemnify our customers for third-party intellectual property infringement claims, which would increase the cost to us. An adverse determination could also prevent us from offering our products or services to others. Infringement claims asserted with or without merit against us may have an adverse effect on our business, financial condition and results of operations.

Our contracts with customers include contractual obligations to indemnify them against claims that our solutions infringe the intellectual property rights of third parties. The results of any intellectual property litigation to which we might become a party, or for which we are required to provide indemnification, may force us to do one or more of the following:

•	participate in or pay the costs of the defense of such litigation;

•	cease selling or using solutions or services that incorporate the challenged technology;

•	make substantial payments for costs or damages;

•	obtain a license, which may not be available on reasonable terms, to sell or use the relevant technology; or

•	redesign those solutions or services to avoid infringement.

If we are required to make substantial payments or undertake any of the other actions noted above as a result of any intellectual property infringement claims against us or any obligation to indemnify our customers for such claims, such payments or costs could have a material adverse effect upon our business and financial results. Even if we are not a party to any litigation between a customer and a third party, an adverse outcome in any such litigation could make it more difficult for us to defend our technology in any subsequent litigation in which we are a named party. Moreover, such infringement claims with or without merit may harm our relationships with our existing customers and may deter future customers from subscribing to our solutions and related services on acceptable terms, if at all.

We may not be able to adequately protect our intellectual property rights and efforts to protect them may be costly and may substantially harm our business.

Our ability to compete effectively is dependent in part upon our ability to protect our intellectual property rights. While we hold issued patents and a pending patent application covering certain elements of our technology, these patents, and, more generally, existing patent laws, may not provide adequate protection for portions of the technology that are important to our business. In addition, our pending patent application may not result in an issued patent. We have largely relied on copyright, trade secret and trademark laws, as well as generally relying on confidentiality procedures and agreements with our employees, consultants, customers and vendors, to control access to, and distribution of, technology, software, documentation and other confidential information. Despite these precautions, it may be possible for a third party to copy or otherwise obtain, use or distribute our technology without authorization. If this were to occur, we could lose revenue as a result of competition from products infringing or misappropriating our technology and intellectual property and we may be required to initiate litigation to protect our proprietary rights and market position.

U.S. patent, copyright, trademark and trade secret laws offer us only limited protection and the laws of some foreign countries do not protect proprietary rights to the same extent. Accordingly, defense of our trademarks and proprietary technology may become an increasingly important issue as we continue to expand our operations and solution development into countries that provide a lower level of intellectual property protection than the U.S. Policing unauthorized use of our trademarks and technology is difficult and the steps we take may not prevent misappropriation of the trademarks or technology on which we rely. If competitors are able to use our trademarks or technology without recourse, our ability to compete would be harmed and our business would be materially and adversely affected.

We may elect to initiate litigation in the future to enforce or protect our proprietary rights or to determine the validity and scope of the rights of others. That litigation may not be ultimately successful and could result in substantial costs to us, the reduction or loss in intellectual property protection for our technology, the diversion of our management’s attention and harm to our reputation, any of which could materially and adversely affect our business and results of operations.

Confidentiality arrangements with employees and others may not adequately prevent disclosure of trade secrets and other proprietary information.

We have devoted substantial resources to the development of our technology, business operations and business plans. In order to protect our trade secrets and proprietary information, we rely in significant part on confidentiality arrangements with our employees, licensees, independent contractors, advisers and customers. These arrangements, some of which were acquired through acquisitions, may not be effective to prevent disclosure of confidential information, including trade secrets, and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, others may independently discover trade secrets and proprietary information, and in such cases we would not be able to assert trade secret rights against such parties. Laws regarding trade secret rights in certain markets in which we operate may afford little or no protection to our trade secrets. The loss of trade secret protection could make it easier for third parties to compete with our solutions by copying functionality. In addition, any changes in, or unexpected interpretations of, the trade secret and other intellectual property laws in any country in which we operate may compromise our ability to enforce our trade secret and intellectual property rights. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive business position.

We may be subject to damages resulting from claims that our employees or contractors, or we, have wrongfully used or disclosed alleged trade secrets of their former employers or other parties.

We could in the future be subject to claims that our employees or contractors, or we, have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers or other parties. Litigation may be necessary to defend against these claims. If we fail in defending against such claims, a court could order us to pay substantial damages and prohibit us from using technologies or features that are essential to our solutions, if such technologies or features are found to incorporate or be derived from the trade secrets or other proprietary information of these parties. In addition, we may lose valuable intellectual property rights or personnel. A loss of key personnel or their work product could hamper or prevent our ability to develop, market and support potential solutions or enhancements, which could severely harm our business. Even if we are successful in defending against these claims, such litigation could result in substantial costs and be a distraction to management.

Our use of “open source” software could negatively affect our ability to sell our services and solutions or protect our intellectual property and subject us to possible litigation.

A portion of the technology licensed from others by us and that we use to make our solutions available currently incorporates “open source” software, and we may incorporate open source software into our solutions in the future. Such open source software is generally licensed by its authors or other third parties under various open source licenses. Terms of many source licenses have not been interpreted by U.S. or foreign courts, and there is a risk that such licenses could be construed in a manner that could impose unanticipated conditions or restrictions on our ability to offer our solutions. In that event, we could be required to seek licenses from third parties in order to continue offering our services, to re-engineer our products or to discontinue sales of our affected solutions, any of which could materially adversely affect our business. In addition, if we fail to comply with these licenses, we may be subject to certain conditions, including requirements that we make available source code for modifications or derivative works we create based upon, incorporating or using the open source software or source code of our proprietary software and that we license such modifications, alterations or source code under the terms of the particular open source license. If a third party were to allege that we had not complied with the conditions of one or more of these licenses, we could be:

•	required to defend against such allegations;

•	subject to significant damages;

•	enjoined from the sale of our solutions that contained the open source software;

•	required to comply with the conditions described above; or

•	required to discontinue our use of such open source software or the sale of our affected solutions in the event we could not maintain compliance with such licenses.

Any of the foregoing events could disrupt the distribution and sale of some of our solutions while forcing us to incur significant legal expenses.

Additionally, the use of open source software can lead to greater risks than the use of third-party commercial software, as open source software does not come with warranties or other contractual protections regarding infringement claims or the quality of the code. From time to time, parties have asserted claims against companies that use open source software in their products and services, asserting that open source software infringes their intellectual property rights. We could be subject to suits by parties claiming infringement of intellectual property rights with respect to what we believe to be open source software. In such event, we could be required to seek licenses from third parties in order to continue using such software or offering certain of our solutions and services or to discontinue the use of such software or the sale of our affected solutions and services in the event we could not obtain such licenses, any of which could adversely affect our business, operating results and financial condition.

Our success depends in part on our ability to develop or acquire solution enhancements and new solutions, and we may not be able to timely develop or acquire new and enhanced solutions to satisfy changes in demand.

Our success depends in part on our ability to develop and market solution enhancements and new solutions that keep pace with continuing changes in technology and customer preferences. We may not be able to develop and market new or enhanced solutions in a timely or cost-effective manner or to develop and introduce solutions that satisfy customer requirements. Our solutions also may not achieve market acceptance or correctly anticipate technological changes. While we are continually searching for acquisition opportunities, we cannot assure you that we will continue to be successful in identifying, acquiring and developing solutions and technology. If any potential acquisition opportunities are identified, we cannot assure you that we will consummate and successfully integrate any such acquisitions and we cannot assure you as to the timing or effect on our business of any such acquisitions. Our failure to develop technological improvements or to adapt our solutions to technological change may, over time, have a material adverse effect on our business.

We may expand our business by acquiring or investing in other products, services, technologies or businesses, which may divert our management’s attention, result in dilution to our shareholders and consume resources that are necessary to sustain our business.

We may in the future acquire complementary products, services, technologies or businesses. We also may enter into relationships with other businesses to expand our portfolio of solutions or our ability to provide our solutions in foreign jurisdictions. Negotiating these transactions can be time-consuming, difficult and expensive, and our ability to complete these transactions may often be subject to conditions or approvals that are beyond our control. Consequently, these transactions, even if undertaken and announced, may not close.

An acquisition, investment or new business relationship may result in unforeseen operating difficulties and expenditures. In particular, we may encounter difficulties assimilating or integrating the businesses, technologies, products, personnel, or operations of acquired companies, particularly if the key personnel of the acquired company choose not to work for us, the acquired company’s technology is not easily adapted to be compatible with ours, or we have difficulty retaining the customers of any acquired business due to changes in management or other concerns. Acquisitions may also disrupt our business, divert our resources and require significant management attention that would otherwise be available for the development of our business. Moreover, the anticipated benefits of any acquisition, investment or business relationship may not be realized or we may be exposed to unknown liabilities, including litigation against the companies we may acquire. For one or more of those transactions, we may:

•	issue additional equity securities that would dilute our shareholders;

•	use cash that we may need in the future to operate our business;

•	incur debt on terms unfavorable to us or that we are unable to repay or that may place burdensome restrictions on our operations;

•	incur significant charges or substantial liabilities; or

•	become subject to adverse tax consequences, or substantial depreciation, deferred compensation or other acquisition-related accounting charges.

Any of these risks could harm our business and operating results.

We may be exposed to liabilities if it is determined that we have not complied with Section 409A of the Code.

We have attempted to structure the compensation arrangements with our employees so that they either comply with, or are exempt from, Section 409A of the Code, which sets forth the rules governing deferred compensation arrangements, including by amending certain option award agreements. If it is determined that these arrangements are neither compliant with, nor exempt from, Section 409A of the Code, we may be subject to liabilities and costs, including penalties for failing to report deferred compensation arrangements under Section 409A of the Code and to withhold taxes payable by our employees, and we may be required to pay the amount of taxes we should have withheld and related interest. We have also committed to reimburse those of our employees who have made certain amendments to their compensation arrangements for certain personal negative tax implications if the amended compensation arrangements are determined to be neither compliant with, nor exempt from, Section 409A of the Code. Any amounts so payable by us could adversely impact our financial condition.

Unanticipated changes in our effective tax rate or exposure to additional income tax liabilities could have a material impact on our financial results and could increase the volatility of those results.

Due to the global nature of our business, we are subject to income taxes in both the United States and several foreign jurisdictions. In the event we generate net income in certain jurisdictions but incur net losses in other jurisdictions, we generally cannot offset the income from one jurisdiction with the loss from another, which could increase our effective tax rate. Furthermore, significant judgment is required in determining our worldwide provision for income taxes. In the ordinary course of our business there are many transactions and calculations for which the ultimate tax determination is uncertain. Although we believe our tax positions are reasonable, we are subject to routine corporate income tax audits in the jurisdictions in which we operate. Our provision for income taxes includes amounts intended to satisfy income tax assessments that are likely to result from the examination of our tax returns that have been filed in these jurisdictions. The amounts ultimately paid upon resolution of such examinations could be materially different from the amounts included in the provision for income taxes and could have a material impact on our financial position, results of operations or cash flows in the period or periods for which that determination is made.

We recognize reserves for uncertain tax positions through tax expense for estimated exposures related to our current and historical tax positions. We evaluate the need for reserves for uncertain tax positions on a quarterly basis and any change in the amount is recorded in our results of operations, as appropriate. It could take several years to resolve certain of these reserves for uncertain tax positions.

Additionally, one of the components that we evaluate in establishing the provision for income taxes is the realization of our deferred tax assets. We must assess the likelihood that our deferred tax assets will be recovered from future taxable income and, to the extent we believe that recovery is not likely, we must establish a valuation allowance. Changes in estimates of projected future operating results or in assumptions regarding our ability to generate future taxable income could result in increases to our total valuation allowance and tax expense that would reduce net income.

We earn a portion of our income, and accumulate a portion of cash flow, in foreign jurisdictions. Any repatriation of funds currently held in foreign jurisdictions may result in a higher effective tax rate and larger incremental cash tax payments. In addition, there have been proposals to amend U.S. tax laws that would significantly impact the manner in which U.S. companies are taxed on foreign earnings. Although we cannot predict whether or in what form any legislation will pass, if enacted, such legislation could have an adverse impact on our U.S. tax expense and cash flows.

We might require additional capital to support business growth, and this capital might not be available on acceptable terms, if at all.

We intend to continue to make investments to support our business growth and may require additional funds to respond to business challenges, including the need to develop new solutions or enhance our existing solutions, enhance our operating infrastructure and acquire complementary businesses and technologies. Accordingly, we may need to engage in equity or debt financings to secure additional funds. If we raise additional funds through further issuances of equity or convertible debt securities, our existing shareholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our common stock. Any debt financing secured by us in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. In addition, we may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us or Compuware, when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly limited, and our business, operating results, financial condition and prospects could be adversely affected.

We are exposed to exchange rate risks on foreign currencies and to other international risks that may adversely affect our business and results of operations.

Approximately 14.2% of our total revenue for the year ended March 31, 2012 and 14.9% for the nine months ended December 31, 2012 was derived from foreign operations, and we expect that foreign operations will continue to generate a significant percentage of our total revenue. We currently have foreign sales denominated in the local currency of approximately fifteen foreign countries, and our solutions and services may be priced in the currency of the country in which they are sold. Changes in the exchange rates of foreign currencies or exchange controls may adversely affect our results of operations. We have not previously engaged in foreign currency hedging. If we decide to hedge our foreign currency exposure, we may not be able to hedge effectively due to lack of experience, unreasonable costs or illiquid markets.

The international business environment is also subject to other risks, including the need to comply with foreign and U.S. laws and the greater difficulty of managing business operations overseas. In addition, our foreign operations are affected by general economic conditions in the international markets in which we do business. A worsening of economic conditions in these markets could cause customers to delay or forego decisions to acquire or renew subscriptions or to reduce their requirements for services.

We face many risks associated with our plans to expand our international presence, which could harm our business, financial condition and operating results.

We currently operate internationally and intend to expand into additional international markets. In some international markets, customer preferences and buying behaviors may be different, and we may use business or pricing models that are different from our traditional subscription model to provide our platform to customers in those markets or we may be unsuccessful in implementing the appropriate business model. Our revenue from new foreign markets may not exceed the costs of establishing, marketing and maintaining our offerings in those markets. In addition, the current instability in the euro zone could have many adverse consequences on our international operations, including sovereign default, liquidity and capital pressures on euro zone financial institutions, reducing the availability of credit and increasing the risk of financial sector failures and the risk of one or more euro zone member states leaving the euro, resulting in the possibility of capital and exchange controls and uncertainty about the impact of contracts and currency exchange rates.

In addition, conducting our operations in a new international market may subject us to new risks. These risks include:

•	localization of our solutions, including the addition of the local language and adaptation to new local practices;

•	strong local competitors;

•	the cost and burden of complying with, lack of familiarity with, and unexpected changes in, local legal and regulatory requirements;

•	fluctuations in local currency exchange rates or restrictions on local currency;

•	potentially adverse tax consequences, including the complexities of transfer pricing, value-added or other tax systems, double taxation and restrictions and/or taxes on the repatriation of earnings;

•	hiring and training a local sales force;

•	development of a local marketing strategy;

•	dependence on third parties, including commercial partners with whom we do not have extensive experience;

•	increased financial accounting and reporting burdens and complexities;

•	political, social and economic instability, terrorist attacks and security concerns in general; and

•	reduced or varied protection for intellectual property rights in some countries.

Operating in new international markets also requires significant management attention and financial resources. The investment and additional resources required to establish operations and manage growth in other countries may not produce desired levels of revenue or profitability.

Our solutions contain encryption technologies, certain types of which are subject to U.S. and foreign export control regulations and, in some foreign countries, restrictions on importation and/or use. Any failure on our part to comply with encryption or other applicable export control requirements could result in financial penalties or other sanctions under the U.S. export regulations, including restrictions on future export activities, which could harm our business and operating results. Regulatory restrictions could impair our access to technologies needed to improve our solutions and may also limit or reduce the demand for our solutions outside of the U.S.

Our operating results may be harmed if we are required to collect sales, services or other related taxes for our solutions in jurisdictions where we have not historically done so.

We do not believe that we are required to collect sales, use, services or other similar taxes from our customers in certain jurisdictions. However, one or more countries or states may seek to impose sales, use, services, or other tax collection obligations on us, including for past sales. A successful assertion by one or more jurisdictions that we should collect sales or other taxes on the sale of our solutions could result in substantial tax liabilities for past sales and decrease our ability to compete for future sales. Each country and each state has different rules and regulations governing such taxes and these rules and regulations are subject to varying interpretations that may change over time. We review these rules and regulations periodically and, when we believe such taxes apply in a particular jurisdiction, we comply with their rules and regulations. We cannot assure you that we will not be subject to such taxes or related interest and penalties for past sales in jurisdictions where we presently believe such taxes are not due. We reserve estimated amounts with respect to such taxes on our financial statements but we cannot be certain that we have made sufficient reserves to cover such tax liabilities or such taxes.

Providers of goods or services are typically held responsible by taxing authorities for the collection and payment of any applicable sales and similar taxes. If one or more taxing authorities determines that taxes should have, but have not, been paid with respect to our solutions, we may be liable for past taxes in addition to being required to collect sales or similar taxes in respect of our solutions going forward. Liability for past taxes may also include very substantial interest and penalty charges. Our customer contracts generally provide that our customers must pay all applicable sales and similar taxes. Nevertheless, customers may be reluctant to pay back taxes and may refuse responsibility for interest or penalties associated with those taxes or we may determine that it would not be feasible to seek reimbursement. If we are required to collect and pay back taxes and the associated interest and penalties and if our customers do not reimburse us for all or a portion of these amounts, we will have incurred unplanned expenses that may be substantial. Moreover, imposition of such taxes on our solutions going forward may effectively increase the cost of such solutions to our customers.

Many states are also pursuing legislative expansion of the scope of goods and services that are subject to sales and similar taxes as well as the circumstances in which a vendor of goods and services must collect such taxes. Furthermore, legislative proposals have been introduced in the U.S. Congress that would provide states with additional authority to impose such taxes. The tax laws of foreign jurisdictions may also change. Accordingly, it is possible that either federal or state legislative changes or foreign tax law changes may require us to collect additional sales and similar taxes from our customers in the future.

Changes in financial accounting standards or practices may cause adverse, unexpected financial reporting fluctuations and harm our operating results.

A change in accounting standards or practices could harm our operating results and may even affect our reporting of transactions completed before the change is effective. New accounting pronouncements and varying interpretations of accounting pronouncements have occurred and may occur in the future. Changes to existing rules or the questioning of current practices by tax or other regulatory authorities may harm our operating results or the way we conduct our business.

If Compuware’s distribution of our common stock in the Tax-Free Distribution does not qualify as a transaction that is generally tax-free for U.S. federal income tax purposes, Compuware and its shareholders could be subject to significant tax liability and, in certain circumstances, we could be required to indemnify Compuware for material taxes pursuant to indemnification obligations under the tax sharing agreement.

Although Compuware has no obligation to complete the Tax-Free Distribution, on January 25, 2013, Compuware announced that it plans to distribute its shares of our common stock within one year following this offering. If Compuware pursues the announced Tax-Free Distribution, Compuware intends to submit, subject to applicable ruling guidelines of the IRS, a request for a private letter ruling from the IRS, substantially to the effect that, among other things, the Tax-Free Distribution will qualify as a tax-free transaction for U.S. federal income tax purposes under Section 355 of the Code. The IRS recently changed its private letter ruling policy and presently is studying, and will not issue rulings with respect to, certain distribution transactions. We do not believe this change in private letter ruling policy applies to Compuware’s ability to obtain a private letter ruling regarding the qualification of the Tax-Free Distribution as a tax-free transaction. The private letter ruling and the tax opinion that Compuware expects to receive from its counsel will rely on certain representations, assumptions and undertakings, including those relating to the past and future conduct of our business, and neither the private letter ruling nor the opinion would be valid if such representations, assumptions and undertakings were incorrect. Moreover, the private letter ruling does not address all the issues that are relevant to determining whether the distribution will qualify as a tax-free transaction. Notwithstanding the private letter ruling and opinion, the IRS could determine the distribution should be treated as a taxable transaction for U.S. federal income tax purposes if, among other reasons, it determines any of the representations, assumptions or undertakings that were included in the request for the private letter ruling are false or have been violated or if it disagrees with the conclusions in the opinion that are not covered by the private letter ruling. If the Tax-Free Distribution fails to qualify as a tax-free transaction, in general, Compuware would be subject to tax as if it had sold our common stock in a taxable sale for its fair market value, and Compuware shareholders who receive shares of our common stock in the distribution would be subject to tax as if they had received a taxable distribution equal to the fair market value of such shares.

Even if the Tax-Free Distribution would otherwise qualify as a tax-free transaction for U.S. federal income tax purposes, such distribution may be taxable to Compuware if Section 355(d) of the Code or Section 355(e) of the Code applies to the distribution. Section 355(d) of the Code may apply to the distribution if any person purchases 50% or more of Compuware’s stock, by vote or value, during the five-year period ending on the date of any distribution of our shares by Compuware to its shareholders. Section 355(e) of the Code will apply to the distribution if 50% or more of our stock or of Compuware’s stock, by vote or value, is acquired by one or more persons, other than the holders of Compuware stock who received our stock in the distribution, acting pursuant to a plan or a series of related transactions that includes the distribution. Any shares of our stock or of the stock of Compuware acquired directly or indirectly within two years before or after the Tax-Free Distribution generally are presumed to be part of such a plan unless that presumption can be rebutted.

In the event Compuware accomplishes the Tax-Free Distribution, we have agreed in our tax sharing agreement with Compuware not to take certain actions, such as stock issuances, redemptions, certain stock repurchases, amending our articles of incorporation or other organizational documents to affect the voting rights of our stock, mergers or consolidations, liquidations or partial liquidations, asset sales or contributions, or other actions or transactions that could jeopardize the reorganization status of the Tax-Free Distribution within the two years following the Tax-Free Distribution without first obtaining the opinion of tax counsel or a private letter ruling to the effect that such actions will not result in the Tax-Free Distribution failing to qualify as a tax-free transaction. In addition, we generally would be responsible for, among other things, any taxes (including taxes that could be imposed on Compuware under Section 355(e) of the Code) resulting from the failure of the Tax-Free Distribution to qualify as a tax-free transaction to the extent such taxes are attributable to, or result from, certain actions or failures to act by us or certain transactions involving us following the Tax-Free Distribution. We also generally would be responsible for 50% of such taxes to the extent such taxes are not attributable to, or do not result from, certain actions or failures to act by either us or Compuware. For a more detailed discussion, see “Certain Relationships and Related Party Transactions—Relationship with Compuware—Tax Sharing Agreement.”

Many of our competitors are not subject to similar restrictions and may issue their stock to complete acquisitions, expand their product offerings and speed the development of new technology. Therefore, these competitors may have a competitive advantage over us. Substantial uncertainty exists on the scope of Section 355(e) of the Code, and we may have undertaken, may contemplate undertaking or may otherwise undertake in the future transactions that may cause Section 355(e) of the Code to apply to the distribution notwithstanding our desire or intent to avoid application of Section 355(e) of the Code. Accordingly, we cannot provide you any assurance that we will not have tax-related obligations related to the application of Section 355(e) of the Code to the Tax-Free Distribution.

Acts of terrorism, acts of war and other unforeseen events may cause damage or disruption to us or our customers, which could materially and adversely affect our business, financial condition and operating results.

Natural disasters, acts of war, terrorist attacks and the escalation of military activity in response to such attacks or otherwise may have negative and significant effects, such as imposition of increased security measures, changes in applicable laws, market disruptions and job losses. Such events may have an adverse effect on the economy in general. Moreover, the potential for future terrorist attacks and the national and international responses to such threats could affect the business in ways that cannot be predicted. The effect of any of these events or threats could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Our Relationship with Compuware

As long as Compuware controls us, your ability to influence matters requiring shareholder approval will be limited.

After this offering, Compuware will own              shares of our common stock, representing approximately     % of the total outstanding shares of our common stock. For so long as Compuware or its successor-in-interest beneficially owns shares of our common stock representing at least a majority of the votes entitled to be cast by the holders of our outstanding common stock, Compuware or such successor will be able to elect all of the members of our board of directors. Currently, three members of our board of directors, Robert C. Paul, William O. Grabe and Ralph J. Syzgenda, are members of the Compuware board of directors, and Mr. Paul is the Chief Executive Officer of Compuware.

Our historical financial information as a business segment of Compuware may not be representative of our results as an independent public company.

The historical financial information we have included in this prospectus does not necessarily reflect what our financial position, results of operations or cash flows would have been had we been an independent entity during the historical periods presented. The historical costs and expenses reflected in our combined financial statements include an allocation for certain corporate functions historically provided by Compuware, including tax, accounting, treasury, legal and human resources services. The historical financial information is not necessarily indicative of what our results of operations, financial position, cash flows or costs and expenses will be in the future. We have not made pro forma adjustments to reflect many significant changes that will occur in our cost structure, funding and operations as a result of our transition to becoming a public company, including changes in our employee base, potential increased costs associated with reduced economies of scale and increased costs associated with being a publicly traded, stand-alone company.

If Compuware experiences a change in control, our current plans and strategies could be subject to change.

On December 17, 2012, Compuware received an offer from Elliott Management Corp, or Elliott Management, an investment firm currently owning approximately 8.7% of Compuware’s outstanding stock, to acquire all of the outstanding shares of Compuware. Although the Compuware board of directors determined that Elliott Management’s proposal significantly undervalued Compuware and was not in the best interest of its shareholders, the Compuware board announced that it would carefully review and evaluate any credible offer it receives for the acquisition of Compuware shares and has agreed to provide certain non-public information to Elliott Management under the terms of a confidentiality agreement. The Compuware board also announced that it would take actions to create value for its shareholders, including its intention to distribute our common stock to Compuware shareholders. It is impossible to predict whether a credible, or unsolicited, offer to acquire Compuware will be made in the future, and whether a transaction would be consummated with respect to such an offer.

As long as Compuware controls us, it will have significant influence over our plans and strategies, including strategies relating to marketing and growth. In the event Compuware experiences a change in control, a new Compuware owner may attempt to cause us to revise or change the plans and strategies, as well as the agreements between Compuware and us, described in this prospectus. A new owner may also have different plans with respect to the contemplated distribution of our common stock to Compuware shareholders, including not effecting such a distribution.

As noted above in “Risks Relating to our Business and Our Industry—If Compuware’s distribution of our common stock in the Tax-Free Distribution does not qualify as a transaction that is generally tax-free for U.S. federal income tax purposes, Compuware and its shareholders could be subject to significant tax liability and, in certain circumstances, we could be required to indemnify Compuware for material taxes pursuant to indemnification obligations under the tax sharing agreement.”, the acquisition of either Compuware or us could result in the taxability of the Tax-Free Distribution.

Our ability to operate our business effectively may suffer if we are unable to cost-effectively establish our own administrative and other support functions in order to operate as a stand-alone company after the expiration of our shared services and other intercompany agreements with Compuware.

As an operating division of Compuware, we relied on administrative and other resources of Compuware, including information technology, accounting, finance, human resources and legal, to operate our business. In connection with this offering, we have entered into various service agreements to retain the ability for specified periods to use these Compuware resources. See “Certain Relationships and Related Party Transactions.” These services may not be provided at the same level as when we were an operating division within Compuware, and we may not be able to obtain the same benefits that we received prior to this offering. These services may not be sufficient to meet our needs, and after our agreements with Compuware expire (which will generally occur no later than upon completion of the Tax-Free Distribution), we may not be able to replace these services at all or obtain these services at prices and on terms as favorable as we currently have with Compuware. We will need to create our own administrative and other support systems or contract with third parties to replace Compuware’s systems. In addition, we have received informal support from Compuware which may not be addressed in the agreements we have entered into with Compuware; the level of this informal support may diminish as we become a more independent company. Any failure or significant downtime in our own administrative systems or in Compuware’s administrative systems during the transitional period could result in unexpected costs, impact our results and/or prevent us from paying our suppliers or employees and performing other administrative services on a timely basis.

After this offering, we will be a smaller company relative to Compuware, which could result in increased costs because of a decrease in our purchasing power. We may also experience decreased revenue due to difficulty maintaining existing customer relationships and obtaining new customers.

Prior to this offering, we were able to take advantage of Compuware’s size and purchasing power in procuring goods, technology and services, including insurance, employee benefit support and audit and other professional services. We are a smaller company than Compuware, and we cannot assure you that we will have access to financial and other resources comparable to those available to us prior to the offering. As a stand-alone company, we may be unable to obtain office space, goods, technology and services at prices or on terms as favorable as those available to us prior to this offering, which could increase our costs and reduce our profitability. Our future success depends on our ability to maintain our current relationships with existing customers, and we may have difficulty attracting new customers.

In order to preserve the ability for Compuware to distribute its shares of our common stock on a tax-free basis, we may be prevented from pursuing opportunities to raise capital, to effectuate acquisitions or to provide equity incentives to our employees, which could hurt our ability to grow.

Beneficial ownership of at least 80% of the total voting power and 80% of each class of nonvoting capital stock is required in order for Compuware to effect the Tax-Free Distribution of Covisint or certain other tax-free transactions. We have agreed that, so long as the Tax-Free Distribution could, in the reasonable discretion of Compuware, be effectuated, we will not knowingly take or fail to take, or permit any Covisint affiliate to knowingly take or fail to take, any action that could reasonably be expected to preclude Compuware’s ability to effectuate the Tax-Free Distribution. As a result, we may be precluded from pursuing certain growth initiatives, including the creation of a class of non-voting stock, unless Compuware were to purchase at least 80% of such class of shares of any subsequent equity offering.

The Tax-Free Distribution may not occur.

Although Compuware has announced its intention to consummate a Tax-Free Distribution within one year following this offering, it may abandon or change the structure of the Tax-Free Distribution if it determines, in its sole discretion, that the Tax-Free Distribution is not in the best interest of Compuware or its shareholders. Such determination may take into account, without limitation, the potential impact on the Tax-Free Distribution of a change in control of Compuware.

Although we have entered into a tax sharing agreement with Compuware under which our tax liabilities effectively will be determined as if we were not part of any consolidated, combined or unitary tax group of Compuware and/or its subsidiaries, we nonetheless could be held liable for the tax liabilities of other members of these groups.

Until December 31, 2012, the Covisint business operated as a division of Compuware and, as a division, our operations were included in the tax returns filed by Compuware’s consolidated group, or Consolidated Group, for U.S. federal income tax purposes, as well as in certain consolidated, combined or unitary groups that include Compuware and/or certain of its subsidiaries, or Combined Group, for taxes other than U.S. federal income taxes. Effective January 1, 2013, Compuware made a contribution to us of substantially all of the assets and liabilities relating to our business and, as a member of the Consolidated Group, our operations have been included in the Consolidated Group since that date for tax periods or portions thereof commencing after such contribution in which Compuware owned at least 80% of the total voting power and value of our outstanding stock. Effective that date, we also entered into a tax sharing agreement with Compuware. Pursuant to the tax sharing agreement, we and Compuware generally will make payments to each other such that, with respect to tax returns for any taxable period in which we or any of our subsidiaries are included in the Consolidated Group or any Combined Group, the amount of taxes to be paid by us will be determined, subject to certain adjustments, as if we and each of our subsidiaries included in such Consolidated Group or Combined Group filed our own consolidated, combined, unitary or separate tax return. The tax sharing agreement also provides for the allocation between Compuware and Covisint of compensation-related deductions attributable to employee stock options and restricted stock granted to employees of the Covisint business. Compuware may be required to make payments to us in the event that Compuware realizes the tax benefits of such compensation-related deductions.

We expect to be included in the Consolidated Group immediately following this offering. In the event that we are not included in the Consolidated Group immediately following this offering or thereafter, we would no longer join in the filing of the Consolidated Group’s federal income tax returns and would file federal income tax returns separate from the Consolidated Group following the deconsolidation. Such a deconsolidation could also negatively impact Compuware’s ability to distribute its shares of our common stock to its shareholders in a tax-free transaction. Each member of a consolidated group during any part of a consolidated return year is severally liable for tax on the consolidated return of such year and for any subsequently determined deficiency thereon. Similarly, in some jurisdictions, each member of a consolidated, combined or unitary group for state, local or foreign tax purposes is jointly and severally liable for the state, local or foreign tax liability of each other member of the consolidated, combined or unitary group. Accordingly, for any period in which we are included in the Consolidated Group or any Combined Group, we could be liable in the event that any income or other tax liability was incurred, but not discharged, by any other member of any such group even if we are not then currently a member of such Consolidated Group or Combined Group.

Some of our directors and executive officers own Compuware common stock, restricted shares of Compuware common stock or options to acquire Compuware common stock and hold positions with Compuware, which could cause conflicts of interest that result in our not acting on opportunities we otherwise may have.

Some of our directors and executive officers own Compuware common stock, restricted shares of Compuware stock or options to purchase Compuware common stock. In addition, three members of our board of directors, Messrs. Paul, Grabe, and Syzgenda, are currently members of the Compuware board of directors.

Mr. Paul is also the Chief Executive Officer of Compuware. Ownership of Compuware common stock, restricted shares of Compuware common stock and options to purchase Compuware common stock by our directors and officers after this offering and the presence of executive officers or directors of Compuware on our board of directors could create, or appear to create, conflicts of interest with respect to matters involving both us and Compuware that could have different implications for Compuware than they do for us. Provisions of our articles of incorporation address corporate opportunities that are presented to our directors or officers that are also directors or officers of Compuware. We cannot assure you that the provisions in our articles of incorporation will adequately address potential conflicts of interest or that potential conflicts of interest will be resolved in our favor or that we will be able to take advantage of corporate opportunities presented to individuals who are officers or directors of both us and Compuware. As a result, we may be precluded from pursuing certain growth initiatives.

Compuware’s ability to control our board of directors may make it difficult for us to recruit high-quality independent directors.

So long as Compuware beneficially owns shares of our common stock representing at least a majority of the votes entitled to be cast by the holders of outstanding voting stock, Compuware can effectively control and direct our board of directors. Currently, three members of our board of directors are also members of the Compuware board of directors. Further, the interests of Compuware and our other shareholders may diverge. Under these circumstances, persons who might otherwise accept our invitation to join our board of directors may decline.

Our inability to resolve favorably any disputes that arise between us and Compuware with respect to our past and ongoing relationships may adversely affect our operating results.

Disputes may arise between Compuware and us in a number of areas relating to our ongoing relationships, including:

•	labor, tax, employee benefit, indemnification and other matters arising from our separation from Compuware;

•	employee retention and recruiting;

•	business combinations involving us;

•	our ability to engage in activities with certain channel, technology or other marketing partners;

•	sales or dispositions by Compuware of all or any portion of its ownership interest in us;

•	the nature, quality and pricing of services Compuware has agreed to provide us; and

•	business opportunities that may be attractive to both Compuware and us.

We may not be able to resolve potential conflicts, and even if we do, the resolution may be less favorable than if we were dealing with an unaffiliated party.

The agreements we have entered into with Compuware may be amended upon agreement between the parties. While we are controlled by Compuware, we may not have the leverage to negotiate amendments to these agreements if required on terms as favorable to us as those we would negotiate with an unaffiliated third party.

We will be a “controlled company” within the meaning of the NASDAQ rules and, as a result, we may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

After the completion of this offering, Compuware will own more than 50% of the total voting power of our common stock and we will be a “controlled company” under the NASDAQ corporate governance standards. As a controlled company, certain exemptions under the NASDAQ standards free us from the obligation to comply with certain NASDAQ corporate governance requirements, including the requirements:

•	that a majority of our board of directors consists of independent directors;

•	that we have a compensation committee that is comprised entirely of independent directors; and

•	that we have a nominating committee that is comprised entirely of independent directors.

Following this offering, a majority of our board of directors, and our entire Compensation Committee and Nominating and Governance Committee, will be composed of independent directors in compliance with the requirements of NASDAQ. However, we are not required to maintain this composition of our board and its committees and, in the event we choose to rely on available “controlled company” exemptions, you will not have the same protection afforded to shareholders of companies that are subject to all of the NASDAQ corporate governance requirements.

Third parties may seek to hold us responsible for liabilities of Compuware, which could result in a decrease in our income.

Third parties may seek to hold us responsible for Compuware’s liabilities. Under our master separation agreement with Compuware, Compuware will indemnify us for claims and losses relating to Compuware’s liabilities and not related to our business. However, if those liabilities are significant and we are ultimately held liable for them, we cannot assure you that we will be able to recover the full amount of our losses from Compuware.

Risks Related to Our Common Stock

We are an “emerging growth company” within the meaning of the Securities Act of 1933, and as such, we will take advantage of certain modified disclosure requirements.

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, the listing requirements of The NASDAQ Stock Market and other applicable securities rules and regulations. The Exchange Act requires, among other things, that we file annual, quarterly and current reports with respect to our business and operating results. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting.

However, we are an “emerging growth company” within the meaning of the rules under the Securities Act of 1933, as amended, or the Securities Act. For as long as we remain an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to public companies that are not emerging growth companies, including not being required to comply with the independent auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We intend to take advantage of these reporting exemptions until we are no longer an emerging growth company. We will remain an “emerging growth company” for up to five years, although we would cease to be an “emerging growth company” upon the earliest of (i) the first fiscal year following the fifth anniversary of this offering, (ii) the first fiscal year after our annual gross revenues are $1 billion or more, (iii) the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt securities, and (iv) the date on which we are deemed to be a “large accelerated filer” as defined in the Exchange Act. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—JOBS Act.”

We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock.

The share price of our common stock is likely to be volatile and could decline following this offering, and you may be unable to sell your shares at or above the offering price, if at all.

Prior to this offering, there has not been a public market for our common stock. An active public market for these shares may never develop or be sustained, which could affect your ability to sell your shares and could depress the market price of your shares. The initial public offering price for the shares of our common stock will be determined by negotiations between us and the representative of the underwriters and may not be indicative of prices that will prevail in the trading market. The market price of our common stock could be subject to wide fluctuations in response to many risk factors described in this prospectus, and others beyond our control, including:

•	actual or anticipated fluctuations in our condition and operating results;

•	changes in projected operational and financial results;

•	addition or loss of significant customers;

•	changes in laws or regulations applicable to our business;

•	actual or anticipated changes in our growth rate relative to our competitors;

•	announcements of technological innovations or new offerings by us or our competitors;

•	additions or departures of key personnel;

•	issuance of new or updated research or reports by securities analysts;

•	fluctuations in the valuation of companies perceived by investors to be comparable to us;

•	the expiration of contractual lock-up agreements; and

•	general economic, legal, regulatory and market conditions unrelated to our performance.

In addition, if the general stock market experiences a loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business, financial condition or results of operations.

If the market price of our common stock after this offering does not exceed the initial public offering price, you may not realize any return on your investment in us and may lose some or all of your investment. In the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could harm our business.

We do not anticipate paying any dividends on our common stock.

We do not anticipate paying any cash dividends on our common stock in the foreseeable future. If we do not pay cash dividends, you could receive a return on your investment in our common stock only if the market price of our common stock has increased when you sell your shares.

If securities or industry analysts do not publish research or reports about our business, or publish inaccurate or unfavorable research reports about our business, our share price and trading volume could decline.

The trading market for our common stock will, to some extent, depend on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade our shares or change their opinion of our shares, our share price would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our share price or trading volume to decline.

We have broad discretion to determine how to use the funds raised in this offering, and we may invest or spend the proceeds of this offering in ways with which you may not agree or in ways which may not yield a return.

Our management will have considerable discretion in the application of the net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. As of the date of this prospectus, we have no specific plans for the use of the net proceeds of this offering, or any significant portion of such net proceeds. The net proceeds may be used for corporate purposes that do not increase our operating results or market value. We may also use a portion of the net proceeds to acquire, invest in, or obtain rights to complementary technologies, solutions or businesses. Until the net proceeds are used, they may be placed in investments that do not produce significant income or that may lose value. If we do not invest or apply the proceeds of this offering in ways that enhance shareholder value, we may fail to achieve expected financial results, which could cause our common stock price to decline.

Substantial future sales of our common stock in the public market could cause our stock price to fall.

Sales of substantial amounts of our common stock in the public market after this offering, or the perception that these sales could occur, could cause the market price of our common stock to decline and impede our ability to raise capital through the issuance of additional equity securities. Upon completion of this offering, Compuware will own              shares of our common stock, representing approximately     % of the outstanding shares of our common stock. All shares sold in this offering will be freely transferable, subject, in the case of affiliates, to applicable volume and other restrictions under Rule 144 under the Securities Act, and subject to the lock-up arrangements described in “Underwriting” and “Shares Eligible for Future Sale.” Compuware has no contractual obligation to retain these shares, other than the lock-up arrangement, and has announced its intention to distribute such shares in the Tax-Free Distribution, within twelve months after this offering. In addition, Compuware has the right to cause us to register the sale of its shares of our common stock under the Securities Act. Registration of these shares under the Securities Act would result in these shares, other than shares purchased by our affiliates, becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration statement.

Following this offering, we intend to file a registration statement on Form S-8 under the Securities Act covering shares of our common stock reserved for future issuance under our 2009 Long Term Incentive Plan, including the shares issuable under outstanding options and restricted stock unit awards which will be outstanding after this offering. This registration statement will automatically become effective upon filing. Shares registered under this registration statement will be available for sale in the open market, subject to the lock-up arrangements described above, as well as any stock option vesting requirements and the lapsing of restrictions on restricted stock, although sales of shares held by our affiliates will be limited by the volume limitations of Rule 144 of the Securities Act. Sales of substantial amounts of these securities could cause our stock price to fall.

You will experience immediate and substantial dilution in the net tangible book value of the shares you purchase in this offering.

If you purchase shares of our common stock in this offering, you will experience immediate and substantial dilution, as the initial public offering price of our common stock will be substantially greater than the net tangible book value per share of our common stock. Based on the initial offering price of $         per share, if you purchase our common stock in this offering, you will suffer immediate and substantial dilution of approximately $         per share. If the underwriters exercise their over-allotment option, or if outstanding options to purchase our common stock are exercised, you will experience additional dilution. For a further description of the dilution that you will experience immediately after this offering, see the section entitled “Dilution.”

Our articles of incorporation and bylaws as well as certain provisions of Michigan law may have an anti-takeover effect.

Provisions of our articles of incorporation and bylaws and Michigan law could make it more difficult for a third party to acquire us, even if doing so would be perceived to be beneficial to shareholders. The combination of these provisions inhibits a non-negotiated acquisition, merger or other business combination involving our Company, which, in turn, could adversely affect the market price of our common stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future results of operations and financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, you can identify forward-looking statements by terms such as “may,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar expressions. The forward-looking statements in this prospectus are only predictions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. These forward-looking statements speak only as of the date of this prospectus and are subject to a number of risks, uncertainties and assumptions described in the “Risk Factors” section and elsewhere in this prospectus. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements.

Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained in this prospectus until after we distribute this prospectus, whether as a result of any new information, future events or otherwise.

INDUSTRY AND MARKET DATA

We obtained the industry, market and competitive position data in this prospectus from our own internal estimates and research as well as from industry and general publications and research, surveys and studies conducted by third parties, including Forrester Research, Inc., International Data Corporation (IDC) and Secured by Design Ltd. Industry publications, studies and surveys generally state that they have been obtained from sources believed to be reliable. We believe and act as if the third-party data contained in this prospectus, and the underlying economic assumptions relied upon in such data, are generally reliable.

We do not necessarily know what assumptions regarding general economic growth were used in preparing the forecasts and projections we cite. Statements as to our market position are based on recently available data. While we are not aware of any misstatements regarding industry data presented in this prospectus, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under “Risk Factors” in this prospectus.

USE OF PROCEEDS

We estimate that our net proceeds from the sale of the common stock that we are offering will be approximately $        , at an assumed initial public offering price of $         per share (the midpoint of the range set forth on the cover page of this prospectus) and after deducting estimated underwriting discounts and offering expenses that we must pay. If the underwriters’ over-allotment option in this offering is exercised in full, we estimate that our net proceeds will be approximately $        . A $1.00 increase (decrease) in the assumed initial public offering price of $         per share would increase (decrease) the net proceeds to us from this offering by $        , assuming the underwriters do not exercise their over-allotment option and assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and offering expenses payable by us.

The principal reasons for this offering are to increase our capitalization, financial flexibility and visibility in the marketplace. We currently intend to use the net proceeds for working capital and other general corporate purposes, including to finance our growth, develop new solutions, hire additional personnel and fund capital expenditures and potential acquisitions. We may pursue the acquisition of companies or businesses with complementary products and technologies that we believe will enhance our suite of offerings, however we do not have agreements or commitments for any specific acquisitions at this time.

We cannot specify with certainty all of the particular uses of the net proceeds that we receive from this offering. Accordingly, we will have broad discretion in using these proceeds. Furthermore, the amount and timing of our actual expenditures will depend on numerous factors, including the cash used in or generated by our operations, the status of our development activities, the level of our sales and marketing activities, our technology investments and any potential acquisitions. Our management also has discretion over many of these factors. Pending the use of proceeds from this offering as described above, we plan to invest the net proceeds that we receive in this offering in short-term and intermediate-term interest-bearing obligations, investment-grade investments, certificates of deposit, or direct or guaranteed obligations of the U.S. government.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our common stock. We currently do not anticipate declaring any cash dividends in the foreseeable future. Any future determination to declare cash dividends will be made at the discretion of our board of directors. See “Description of Capital Stock— Common Stock—Dividend Rights.”

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of December 31, 2012 on a historical basis, and on a pro forma basis, adjusted to reflect:

•	on an actual basis; and

•

on an as adjusted basis to give effect to the issuance and sale of              shares of our common stock in this offering based on the initial public offering price of $         per share after deducting estimated underwriting discounts and commissions and offering expenses payable by us.

The information below is not necessarily indicative of what our cash and cash equivalents and capitalization would have been had the separation, distribution and related transactions been completed as of December 31, 2012. In addition, it is not indicative of our future cash and cash equivalents and capitalization. This table is derived from our historical financial statements and the accompanying notes included elsewhere in this prospectus, and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our combined financial statements and notes to our combined financial statements included elsewhere in this prospectus.

	As of
	December 31, 2012
	(In thousands)
	Actual	As Adjusted
Cash and cash equivalents	$0	$

Long term debt	$0	$

Equity:
Common stock, no par value (9,000,000 shares authorized; 1,000,100 shares issued and outstanding actual; shares authorized; shares issued and outstanding, as adjusted)	$0	$
Preferred stock, no par value (1,000,000 shares authorized; none issued and outstanding)	0
Parent company’s net investment	44,692

Total equity	44,692

Total capitalization	$44,692	$

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the net tangible book value per share of our common stock immediately after the completion of this offering.

Net tangible book value per share represents the amount of total tangible assets less total liabilities, divided by the number of common shares then outstanding. Our net tangible book value as of December 31, 2012 was approximately $         for a net tangible book value per common share of $        . After giving effect to our sale of shares of our common stock in this offering at an assumed initial public offering price of $         per share (the midpoint of the range set forth on the cover page of this prospectus) and deducting estimated underwriting discounts and offering expenses, our pro forma net tangible book value would have been $        , or $         per common share (assuming no exercise of the underwriters’ over-allotment option). This represents an immediate increase in the net tangible book value of $         per share and an immediate and substantial dilution of $         per share to new investors purchasing shares of our common stock in this offering. The following table illustrates this dilution per share:

Assumed midpoint of offering per share	$
Net tangible book value per share as of December 31, 2012	$
Increase in net tangible book value per share attributable to this offering	$
Net tangible book value per share after giving effect to this offering	$
Dilution per share to new investors.	$

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share would increase (decrease) the net tangible book value attributable to this offering by $         per share, the pro forma net tangible book value after giving effect to this offering by $         per share and the dilution to new investors in this offering by $         per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and offering expenses payable by us.

The following table summarizes, as of December 31, 2012, the number of shares of our common stock we issued and sold, the total consideration we received and the average price per share paid to us by Compuware, our sole shareholder prior to this offering, and by new investors purchasing shares of common stock in this offering. The table assumes an initial public offering price of $         per share (the midpoint of the price range set forth on the cover page of this prospectus).

	Shares Purchased			Total Consideration
(In millions)
	Number	Percentage		Amount	Percentage		Avg. Price per Share
($ in millions)
Compuware			%	$		%	$
New Investors			%	$		%	$
Total			%	$		%	$

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share would increase (decrease) the total consideration paid by new investors by $        , or increase (decrease) the percent of total consideration paid by new investors by approximately     %, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.

If the underwriters’ over-allotment option is exercised in full, the following will occur:

•	the percentage of shares of our common stock held by Compuware will decrease to approximately % of the total number of shares of our common stock outstanding; and

•

the number of shares of our common stock held by new investors in this offering will be increased to approximately shares, or approximately     % of the total number of shares of our common stock outstanding.

SELECTED COMBINED FINANCIAL DATA

You should read the following selected combined financial data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the combined financial statements, related notes and other financial information included elsewhere in this prospectus.

The combined statements of comprehensive income data for the years ended March 31, 2012, 2011 and 2010, and the combined balance sheet data as of March 31, 2012 and 2011, are derived from our audited combined financial statements included elsewhere in this prospectus. The combined statement of comprehensive income data for the nine months ended December 31, 2012 and 2011, and the combined balance sheet data as of December 31, 2012, have been derived from our unaudited condensed combined financial statements included elsewhere in this prospectus. The unaudited condensed combined financial statements include, in the opinion of management, all adjustments, consisting only of normal recurring adjustments, that management considers necessary for a fair presentation of the financial information set forth in those statements. Our historical results are not necessarily indicative of the results that should be expected in the future, and our interim results are not necessarily indicative of results that should be expected for the full year.

	Years Ended March 31,			Nine Months Ended December 31,
	2012	2011	2010	2012	2011
	(In thousands, except per share data)
Combined Statements of Comprehensive Income Data:
Revenue	$74,675	$54,154	$40,452	$65,020	$53,242
Cost of revenue(1)	41,477	27,501	19,190	34,022	32,074

Gross profit	33,198	26,653	21,262	30,998	21,168

Operating expenses:
Research and development(1)	1,341	1,687	4,226	898	1,155
Sales and marketing(1)	22,544	16,571	12,863	18,504	16,691
Administrative and general(1)	12,583	10,288	8,283	13,867	9,218

Total operating expenses	36,468	28,546	25,372	33,269	27,064

Income (loss) from operations	(3,270)	(1,893)	(4,110)	(2,271)	(5,896)
Other income	0	750	0	0	0

Income (loss) from operations before income tax provision	(3,270)	(1,143)	(4,110)	(2,271)	(5,896)
Income tax provision (benefit)	57	132	285	88	247

Net income (loss)	$(3,327)	$(1,275)	$(4,395)	$(2,359)	$(6,143)

Basic and diluted earnings per share(2)	$(3.33)	$(1.27)	$(4.39)	$(2.36)	$(6.14)

Weighted-average shares outstanding, basic and diluted(2)	1,000	1,000	1,000	1,000	1,000

(1)	As of December 31, 2012, all vested stock compensation was in the form of Compuware stock awards. All outstanding Covisint stock options include a performance condition based on the occurrence of an initial public offering or change in control of the Company. Therefore, stock compensation expense incurred through December 31, 2012 has related only to Compuware stock awards provided to Covisint employees. Covisint stock options issued prior to December 31, 2012 will vest upon consummation of this offering, at which time we will begin to recognize $21.6 million of compensation expense related to these options. The majority of this expense will be recognized over the requisite service period beginning December 31, 2012 and ending on January 1 of the third calendar year following an initial public offering. We will incur a cumulative catch-up in expense in the period in which this offering occurs, offset by a reduction in expense associated with cancellation of certain outstanding Compuware awards due to the occurrence of an initial public offering or change in control of the Company. We expect to incur net compensation expense of $ million associated with these options and awards in the quarter in which this offering occurs. For more information, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Stock Compensation—Covisint Corporation Stock Compensation”. All future stock compensation is expected to be granted in the form of Covisint stock awards and recorded as a non-cash expense. The statements above include stock compensation as follows:

	Years Ended March 31,			Nine Months Ended December 31,
	2012	2011	2010	2012	2011
	(In thousands)
Stock compensation classified as:
Cost of revenue	$5	$111	$149	$2	$4
Research and development	1	3	0	1	2
Sales and marketing	9	9	6	120	5
Administrative and general	1,077	1,450	424	982	787

Total stock compensation expense	$1,092	$1,573	$579	$1,105	$798

(2)	Please see Note 5 to our audited combined financial statements for an explanation of the method used to calculate the historical net income (loss) per share attributable to common shareholders and the number of shares used in computation of the per share amounts.

	As of March 31,		As of December 31,
	2012	2011	2012
	(In thousands)
Combined Balance Sheet Data:

Cash	$0	$0	$0

Working capital	3,830	(877)	6,336
Total assets	86,148	70,008	92,484
Long term debt	0	0	0
Total shareholders’ equity	33,065	25,435	44,692

	Years Ended March 31,			Nine Months Ended December 31,
	2012	2011	2010	2012	2011
	(In thousands)
Other Financial Data:

Adjusted EBITDA(1)	$2,611	$3,965	$367	$3,572	$(1,635)
Adjusted gross profit(2)	35,621	28,470	22,578	34,045	22,854
Adjusted gross margin(2)	48%	53%	56%	53%	43%

(1)	Adjusted EBITDA is a non-GAAP measure and represents net income (loss) adjusted for income tax provision, depreciation, amortization of intangible assets, stock-based compensation expense and other (income) expenses. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Metrics” for a discussion of Adjusted EBITDA and the reconciliation to U.S. GAAP.
(2)	Adjusted gross profit and adjusted gross margin are non-GAAP measures. Adjusted gross profit represents gross profit, adjusted for amortization of capitalized software associated with our research and development expense classified within cost of revenue and stock compensation. Adjusted gross margin is adjusted gross profit as a percentage of revenue. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Metrics” for a discussion of adjusted gross margin and adjusted gross profit and the reconciliation to U.S. GAAP.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following management’s discussion and analysis of financial condition and results of operations in association with our financial statements and the notes thereto contained elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that involve risks and uncertainties. Please see “Forward-Looking Statements” for a discussion of the uncertainties, risks and assumptions associated with these statements. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including but not limited to those listed under “Risk Factors” and included in other portions of this prospectus.

Overview

Covisint provides a leading cloud engagement platform for enabling organizations to securely connect, engage and collaborate with large, distributed communities of customers, business partners, and suppliers. Our platform allows global organizations with complex external business relationships to create, streamline and automate external mission-critical business processes that involve the secure exchange of and access to critical information from multiple sources. Our customers deploy our platform to deliver on current and new business initiatives, enhance competitiveness, create new revenue opportunities, increase customer retention and lower operating costs.

Our platform currently supports customers in the automotive, healthcare, energy, financial services and travel industries. We believe a wide variety of organizations will benefit from using our cloud-based technologies to meet their external collaboration requirements with their customers, business partners and suppliers. We believe we have yet to significantly penetrate the growing available market for our technologies and have a significant opportunity to sell additional solutions to our current customers. We believe the use of our solutions and the development of our markets are at very early stages and that it is important that we build brand awareness, develop channel partners and invest in our platform, vertical solutions, infrastructure and sales and marketing to maintain and extend our leadership in the cloud-based services market.

We generate the majority of our revenue through subscription fees that enable our customers to access our platform. Subscription and support revenue accounted for $49.2 million, $45.0 million and $30.3 million, or 66%, 83% and 75% of our total revenue, during the years ended March 31, 2012, 2011 and 2010, respectively, and $41.2 million and $35.3 million, or 63% and 66% of our total revenue, during the nine months ended December 31, 2012 and 2011, respectively. We typically bill subscription fees in advance. Our subscription contract lengths primarily range from one to five years and are typically 36 months. The value of our subscription contracts varies significantly for each customer agreement and is typically related to the number of users or volume of transactions associated with the deployment. Our customers pay us for a minimum level of platform usage. Periodically, a customer’s utilization may exceed its committed minimum level, in which case the customer is required to pay us additional fees, called overages.

We also generate revenue from the provision of services related to implementation, solution deployment and on-boarding of new customers onto our platform. Services revenue accounted for $25.5 million, $9.2 million and $10.2 million, or 34%, 17% and 25% of our total revenue, during the years ended March 31, 2012, 2011 and 2010, respectively, and $23.8 million and $17.9 million, or 37% and 34% of our total revenue, during the nine months ended December 31, 2012 and 2011, respectively. We typically bill a portion of our services fees in advance and the remaining balance upon customer acceptance. Services contract value varies significantly for each customer agreement and is typically related to the complexity of the deployment.

We sell our solutions through our direct sales force and through our channel partners, including systems integrators, value-added resellers and other organizations. We target certain vertical markets and sell to large organizations as well as the interconnected smaller organizations that act as suppliers or business partners. We have over 3,000 customers that have deployed our platform to connect to over 80,000 of their customers, business partners and suppliers. This allows more than 18 million users to access the mission-critical applications and information provided by our customers. Our customers include approximately 150 core platform customers, which represented 91% and 94% of our total revenue for the year ended March 31, 2012 and the nine months ended December 31, 2012, respectively. Our remaining customers include a variety of organizations that pay us a relatively nominal fee to either connect to one of our core platform customers or use one of our industry-specific solutions.

The automotive industry accounted for 57% of our total revenue in the year ended March 31, 2012, as well as in the nine months ended December 31, 2012. We have successfully expanded our customer base from the automotive to the healthcare industry, which accounted for 32% of our total revenue in the year ended March 31, 2012 and 30% in the nine months ended December 31, 2012, and to the energy, financial services, and travel industries. Revenue from outside of the U.S. accounted for 14% of our total revenue in the year ended March 31, 2012 and 15% in the nine months ended December 31, 2012. We intend to continue expanding our business into additional vertical markets and geographies and expect our revenue to diversify accordingly. Supporting new regulatory and technology requirements as a result of our diversification initiatives may result in increased operating costs and capital expenditures.

Our subscription and support revenue has grown from $30.3 million in the year ended March 31, 2010 to $49.2 million in the year ended March 31, 2012, representing a compound annual growth rate, or CAGR, of 27%. Historically, we have experienced significant revenue growth from existing customers as they renew and purchase additional subscriptions. Of the increases in subscription and support revenue during fiscal 2012 and 2011, approximately $6.3 million and $9.6 million, respectively, were due to increased revenue from existing customers. Of the increase in subscription and support revenue from the nine months ended December 31, 2011 to the nine months ended December 31, 2012, approximately $5.7 million was due to increased revenue from existing customers. In the year ended March 31, 2012, the growth of subscription revenue slowed due to lower-than-expected implementation of state-sponsored Health Information Exchanges, or HIEs, the terminated agreement of a significant healthcare customer as a result of its dissolution and, to a lesser extent, the impact of the economic downturn on the automotive industry.

Our services revenue has grown from $10.2 million in the year ended March 31, 2010 to $25.5 million in the year ended March 31, 2012, representing a CAGR of 59%. As discussed below under “—Components of Our Results of Operations—Cost of Revenue,” we recognized a larger percentage of our services revenue as delivered in the year ended March 31, 2012, as compared to the years ended March 31, 2011 and 2010, as a result of having obtained evidence of stand-alone value for many of these services, which allowed us to recognize revenue using the proportional performance method.

We believe our business will benefit from current technology trends such as the increasing adoption of cloud computing, as well as industry-specific trends in our vertical markets. We anticipate demand in the automotive industry will increase as automakers invest in connected vehicle and connected consumer technologies. In healthcare we expect the formation of privately-sponsored HIEs to increase as hospitals, payers, physicians and the United States government move to reimbursement models that require the secure storing and sharing of patient information. Finally, we believe there is an unmet need in the energy industry to connect large global organizations with external partners, including contractors and joint venture partners, to provide secure access to critical information.

To support our growth strategies and capitalize on current technology trends, we are actively investing in our business and do not expect to be profitable before or during fiscal 2014. We experienced combined net losses of $3.3 million and $1.3 million for the years ended March 31, 2012 and March 31, 2011, respectively, and a combined net loss of $2.4 million during the nine months ended December 31, 2012. These losses were mainly due to the substantial investments we made, and continue to make, to build our solutions and services, grow and maintain our business and acquire customers. We expect our profitability will be negatively affected by decreased capitalization of our research and development costs due to a recent change to the agile delivery methodology for platform enhancements, which is expected to result in significantly shorter development cycles thereby reducing our capitalized costs. In addition, we are actively investing in our sales and marketing organization to create brand awareness, expand the scope and scale of our global operations, develop our sales channels and promote new solutions with existing customers. Although we believe these investments will drive future revenue growth and profitability, our profitability may be negatively affected in fiscal 2013 and 2014.

Our administrative and general costs will increase in fiscal 2013 due to the growth of our business and the additional expense associated with our separation from Compuware and being a publicly traded company. In the nine months ended December 31, 2012, administrative and general costs increased 50% from the nine months ended December 31, 2011, primarily due to a $2.6 million increase in costs related to services provided by our parent Compuware as well as a $2.1 million increase in legal and audit fees associated with our establishment as an independent entity. We may incur additional expenses in future quarters as we assume many of the services provided by our parent, to the extent our costs to provide those services are higher than what we have historically paid Compuware. As a result, our administrative and general costs may increase as a percentage of total revenue and negatively impact our profitability.

We acquired DocSite during the year ended March 31, 2011 for $15.9 million to complement our existing cloud-based services with the reporting and analytic capabilities required by healthcare reform regulations. As a result, we provide web-based solutions that allow physicians and healthcare organizations to manage, analyze and report healthcare performance and quality in an accurate and timely manner.

Our predecessor, Covisint LLC, was founded in February 2000 by a consortium of global automotive manufacturers to improve collaboration between manufacturers and suppliers. Compuware purchased substantially all of the assets of Covisint LLC in March 2004 and currently provides us with certain corporate functions including facilities, information technology, tax, internal audit, accounting, finance, human resources and legal functions. The cost allocations associated with these services are based on estimates of the level of effort incurred or resources deployed on our behalf. The financial statements included in this prospectus may differ from those previously reported in Compuware’s consolidated financial statements and may not reflect our results of operations, financial position and cash flows as if we had operated as a stand-alone company during all periods presented. Accordingly, our historical results should not be relied upon as an indicator of our future performance.

Under the JOBS Act, “emerging growth companies” can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards. Therefore, we will be subject to the same new or revised accounting standards as other public companies that are not “emerging growth companies.”

Key Metrics

In addition to generally accepted accounting principles in the United States of America, or U.S. GAAP, metrics such as total revenue, gross margin and cash flows from operations, we regularly review a number of other metrics to evaluate our business, measure our performance, identify trends affecting our business, allocate capital and make strategic decisions.

Adjusted EBITDA

“Adjusted EBITDA” represents net income (loss) adjusted for income tax provision, depreciation, amortization of intangible assets, stock compensation expense and other (income) expenses.

We believe that Adjusted EBITDA, when viewed with our results under U.S. GAAP and the accompanying reconciliations, provides additional information that is useful for evaluating our operating performance. Additionally, we believe that Adjusted EBITDA provides a more meaningful comparison of our operating results against those of other companies in our industry, as well as on a period-to-period basis, because it excludes certain non-cash charges, such as depreciation, amortization of intangible assets, stock compensation and other income, as these items may not directly correlate to the underlying performance of our business operations. However, Adjusted EBITDA is not a measure of financial performance under U.S. GAAP and, accordingly, should not be considered as an alternative to net income (loss) as an indicator of operating performance.

The table below provides reconciliations between the non-U.S. GAAP financial measures discussed above to the comparable U.S. GAAP measures of operating profit:

	Years Ended March 31,			Nine Months Ended December 31,
	2012	2011	2010	2012	2011
	(In thousands)
Net income (loss)	$(3,327)	$(1,275)	$(4,395)	$(2,359)	$(6,143)
Depreciation	1,327	1,304	1,735	909	999
Amortization of intangible assets	3,462	2,981	2,163	3,829	2,464
Income tax provision (benefit)	57	132	285	88	247

EBITDA	1,519	3,142	(212)	2,467	(2,433)
Stock compensation	1,092	1,573	579	1,105	798
Less other income	0	750	0	0	0

Adjusted EBITDA	$2,611	$3,965	$367	$3,572	$(1,635)

Our amortization of intangible assets includes the amortization of capitalized software associated with our research and development costs, which has increased in absolute dollars and as a percentage of revenue. We expect this trend to continue in fiscal 2014 and have a negative impact on our gross profit and margin as reported under U.S. GAAP. In the future, we expect to capitalize a smaller portion of our research and development costs due to a recent change to the agile delivery methodology for platform enhancements.

Covisint stock options issued prior to December 31, 2012 are currently unvested and will vest upon consummation of this offering. As of December 31, 2012, unrecognized compensation cost related to these stock options totaled approximately $21.6 million. This expense will become recognizable when these stock options vest upon consummation of this offering. Approximately 98% of the expense relates to stock options that were amended; this expense will be recognized over the requisite service period beginning December 31, 2012 (the modification date) and ending on January 1 of the third calendar year following an initial public offering, with a cumulative catch-up in the period in which this offering occurs. The remaining expense for options which were not amended will be recognized in the period in which this offering occurs. These expenses will be offset by a reduction in expense associated with cancellation of certain outstanding Compuware awards due to the occurrence of an initial public offering or change in control of the Company. We expect to incur net compensation expense of $             million associated with these options and awards in the quarter in which this offering occurs. Please see Note 5 to the condensed combined financial statements included elsewhere in this prospectus for more information related to these options. All future stock compensation is expected to be granted in the form of Covisint stock awards and recorded as a non-cash expense. Our other income pertains to a contingent consideration component included in our acquisition of DocSite that would have increased the DocSite purchase price up to an additional $1.0 million if pre-determined revenue targets for a specific product line were achieved by March 31, 2011. The fair value of the contingent consideration arrangement at the time of acquisition was $0.8 million. In fiscal 2011, the revenue target required for payment was not achieved and the $0.8 million liability was reversed and was reflected in “other income” within the combined statements of comprehensive income.

Adjusted Gross Profit and Adjusted Gross Margin

Adjusted gross profit represents gross profit, adjusted for amortization of capitalized software associated with our research and development expense classified within cost of revenue as well as the stock based compensation associated with certain of our professional services and operations employees. Adjusted gross margin is adjusted gross profit as a percentage of revenue.

We capitalize a significant portion of our research and development costs and believe the amortization of capitalized software will increase in absolute dollars. Our total research and development costs incurred were $9.4 million, $4.6 million and $7.5 million during the years ended March 31, 2012, 2011 and 2010, respectively, and $12.7 million and $6.0 million during the nine months ended December 31, 2012 and 2011, respectively. Of our total research and development costs incurred, we capitalized 86%, 63% and 44% during the years ended March 31, 2012, 2011 and 2010, respectively, and 93% and 81% during the nine months ended December 31, 2012 and 2011, respectively.

We believe that adjusted gross margin, when viewed with our results under U.S. GAAP and the accompanying reconciliations, provides additional information that is useful for evaluating our operating performance. Additionally, we believe that adjusted gross margin provides a more meaningful comparison of our operating results against those of other companies in our industry. We believe that including these costs in our results of operations results in a lack of comparability between our operating results and those of our peers in the industry, the majority of which do not have comparable amortization costs related to capitalized software. However, adjusted gross margin is not a measure of financial performance under U.S. GAAP and, accordingly, should not be considered as an alternative to gross margin as an indicator of operating performance.

In the periods presented, the amortization of capitalized software increased in absolute dollars and as a percentage of revenue. We expect this trend to continue in fiscal 2014 and to have a negative impact on our gross profit and margin as reported under U.S. GAAP. In the future, we expect to capitalize a smaller portion of our research and development costs due to a recent change to the agile delivery methodology for platform enhancements.

The table below provides reconciliations between the non-U.S. GAAP financial measures discussed above to the comparable U.S. GAAP measures of gross profit:

	Years Ended March 31,			Nine Months Ended December 31,
	2012	2011	2010	2012	2011
	(In thousands)
Gross profit	$33,198	$26,653	$21,262	$30,998	$21,168
Gross margin	44%	49%	53%	48%	40%

Adjustments:
Stock compensation expense—cost of revenue	5	111	149	2	4
% of total revenue	—%	—%	—%	—%	—%
Cost of revenue—amortization of capitalized software	2,418	1,706	1,167	3,045	1,682
% of total revenue	3%	3%	3%	5%	3%

Adjusted gross profit	35,621	28,470	22,578	34,045	22,854
Adjusted gross margin	48%	53%	56%	53%	43%

New Annualized Subscription Revenue

Due to the nature of the subscription-based revenue model, a significant portion of the revenue we report in each quarter is generated from customer agreements entered into during previous periods. Therefore, since changes in business momentum are not immediately reflected in our results of operations, we look towards additional metrics such as new annualized subscription revenue that include recently added or expanded customer relationships to gauge progress within our business.

We define new annualized subscription revenue as the annualized value of new or incremental committed subscription revenue for new or renewed contracts signed within a given period. We calculate new annualized subscription revenue for each new contract signed within a given period by dividing the total committed subscription revenue by the number of months under contract and multiplying that figure by the lesser of twelve or the number of months included in the agreement. We then adjust this amount for any increase or decrease in committed subscription revenue under existing contracts renewed during that period.

In the nine months ended December 31, 2012, our new annualized subscription revenue increased 220% from the nine months ended December 31, 2011. We believe this increase will contribute favorably to the amount and growth rate of subscription and support revenue in subsequent periods.

New annualized subscription revenue is presented in the table below:

	Years Ended March 31,			Nine Months Ended December 31,
	2012	2011	2010	2012	2011
	(In thousands)
New annualized subscription revenue	$4,195	$5,680	$4,282	$10,113	$3,159

Components of Our Results of Operations

Revenue

Our revenue is primarily comprised of fees related to subscription and support and services performed. Subscription and support revenue includes fees for access to our platform and for users, messages and end point connections such as suppliers or healthcare organizations. We also received $1.3 million and $2.8 million of subscription and support revenue in the years ended March 31, 2012 and 2011, respectively, related to a U.S. federal government program called the Physician Quality Reporting System (PQRS), an incentive program designed to encourage reporting of healthcare quality measures by eligible professionals. PQRS revenue began in the year ended March 31, 2011, when we acquired DocSite, and has fluctuated from year to year due to changes in the incentive rate of the program. PQRS revenue is recognized as performed at the time of the annual submission to the government during our fourth quarter ending March 31.

Our services revenue is generated from implementation, solution deployment and on-boarding. Implementation services typically consist of user migration, content migration, branding and configuration to support customer-specific workflows. Our services engagements typically occur in phases and can vary from a few weeks to several months depending on the scope and complexity of the solution. Our customers may choose to do much of this work in-house, through a third party or with Covisint. We currently subcontract portions of our consulting engagements to third-party implementation partners, including Compuware, to supplement our staffing needs within this area of the business.

Services revenue in any quarter includes: revenue attributable to projects actively underway that have stand-alone value, as well as deferred revenue attributable to projects completed in past periods or the current quarter:

•

Revenue attributable without deferral to projects actively underway is derived from implementation services, on-boarding services and services for which we have obtained evidence of stand-alone value. This includes revenue attributable to our operations in China that support implementation and data exchange services.

•

Deferred revenue results from implementation and solution deployment services for which we have not obtained evidence of stand-alone value. Prior to fiscal 2012, we had not obtained evidence of stand-alone value for the majority of our implementation and solution deployment services. Revenue from these services was deferred and recognized over the longer of the committed term of the subscription agreement (generally one to five years) or the expected period over which the customer will receive benefit (generally five years). During fiscal 2012, we obtained evidence of stand-alone value for a significant portion of our implementation and solution deployment services, thereby reducing the proportion of revenue deferred. In the nine months ended December 31, 2012, we deferred approximately $3.1 million of services revenue and recognized approximately $7.8 million from deferred revenue.

We believe that the transition of our implementation and solution deployment services fees from predominantly deferred to predominantly recognized within the period delivered, which began in the year ended March 31, 2012, will be essentially complete by March 31, 2013. As a result, the deferred services revenue balance, which was approximately $31 million on March 31, 2012, will decrease as the deferred revenue from services projects which were previously deferred is amortized. The effect of this amortization in any period is to cause the services revenue recognized for each period to be greater than the value of services actually delivered during that period. We currently estimate that all of the deferred revenue related to services projects that occurred prior to establishing stand-alone value will be amortized by March 2017. After amortization is complete, the excess of services revenue recognized in a period over the value of services actually delivered in that period will diminish, affecting the percentage of services revenue to total revenue. The average of services revenue recognized to total revenue recognized for the three years ended March 31, 2012 and the nine months ended December 31, 2012 is 29%.

Cost of Revenue

Our cost of revenue is primarily comprised of the cost of professional services provided by Compuware and other third-party contractors, salaries and personnel-related expenses related to our customer support, implementation, solution deployment, on-boarding and data center operations, depreciation and amortization expenses related to capitalized research and development, acquisitions and capital expenditures, third-party hosting fees, third-party software license fees and outside services related to our call center. As we transition personnel from Compuware to Covisint, we expect the decrease in expense related to Compuware and other third-party contractors to offset the increase in expense related to salaries and personnel. Where we have established third-party evidence of the stand-alone value of our services, we recognize expense with the associated revenue recognition as services are delivered. Costs associated with deferred services revenue are recognized ratably, generally over five years, beginning upon customer acceptance of the deliverable consistent with the associated revenue.

We expect that our cost of revenue in absolute dollars may increase in the future as we continue to support the implementation, configuration, hosting and support of new customers. We expect our cost of revenue may fluctuate as a percentage of total revenue due to growth of our services revenue, changes in the percentage of services recognized using the proportional performance method, the amount and timing of depreciation and amortization, changes in the amount of services performed by our customers or other vendors and the mix of subscription and support revenue relative to services revenue.

Research and Development

Research and development costs are primarily comprised of salaries and personnel-related expenses, services provided by Compuware and other third-party contractors related to software development, software license and hardware fees and depreciation and amortization related to acquisitions and capital expenditures. As we transition personnel from Compuware to Covisint, we expect the decrease in expense related to Compuware and other third-party contractors to offset the increase in expense related to salaries and personnel. We focus our research and development on new and expanded features of our platform and vertical-specific solutions. Since February 2010, when we implemented additional tracking related to the time spent on approved research and development projects, we have capitalized an increasing portion of our research and development costs. In the future, we expect to capitalize a smaller portion of our research and development costs as a result of a recent change to the agile delivery methodology for our platform enhancements, which is expected to result in significantly shorter development cycles thereby reducing our capitalized costs. Our capitalized research and development costs are amortized as a cost of revenue ratably over 60 months upon completion of the project. We expect research and development costs to increase in the future in both absolute dollars and as a percentage of revenue.

Sales and Marketing

Sales and marketing costs are primarily comprised of salaries and personnel-related expenses, commissions, travel expense, marketing program fees, services provided by Compuware and other third-party contractors related to our marketing campaigns and amortization related to customer relationship agreements acquired as a result of various acquisitions. We plan to invest further in sales and marketing to create brand awareness, expand the scope and scale of our global operations, develop our sales channel and increase revenue from existing customers. We expect sales and marketing costs to increase in the future in absolute dollars.

Administrative and General

Administrative and general costs are primarily comprised of the allocated costs related to the services provided by our parent Compuware for facilities, information technology, tax, internal audit, accounting, finance, human resources, legal and other services, as well as salaries and personnel-related expenses including stock and cash incentive compensation. We expect administrative and general costs to increase in the future in absolute dollars to support the expected growth of the business and due to the additional expense associated with being a publicly traded company.

Income Taxes

Provision for income taxes is comprised of federal and state taxes in the United States as well as certain foreign tax jurisdictions. Income taxes are accounted for using the asset and liability approach. Deferred income taxes are provided for the differences between the tax bases of assets or liabilities and their reported amounts in the financial statements and net operating loss carryforwards.

Agreements with Compuware

We have entered into certain agreements with Compuware relating to this offering and our relationship with Compuware after this offering, including with respect to employee benefits, intellectual property, registration rights, shared services, professional services and taxes. These agreements will not require any specified minimum payments to Compuware, but do include payment obligations and other financial commitments. See “Certain Relationships and Related Party Transactions—Relationship with Compuware—Agreements between Compuware and Us.”

Under the shared services agreement, Compuware will provide us with certain administrative, financial, legal, tax, insurance, facility, information technology and other services. In general, we will be charged for shared services based on a pro rata allocation of Compuware’s costs.

Pursuant to the Compuware services agreement, Compuware and its affiliates will provide professional services in support of our solutions, to the extent that we request them. We will compensate Compuware for these professional services on a case-by-case basis in accordance with rates to be mutually agreed upon. We do not expect a material change in the cost model related to this agreement.

Critical Accounting Policies

Basis of Presentation

The financial statements included in this prospectus do not reflect any changes that may occur in our future financing and operations. The financial statements have been prepared in conformity with U.S. GAAP, which requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, group equity and the disclosure of contingencies at the applicable balance sheet date and the results of operations for all periods presented. While we have based our assumptions and estimates on the facts and circumstances existing at March 31, 2012 and December 31, 2012, final amounts may differ from estimates.

Effective January 1, 2013, Compuware contributed substantially all of the assets and liabilities related to the Covisint business to us. Prior to the contribution, we operated as a division within Compuware. The financial statements reflect the assets, liabilities, revenue and expenses that were directly attributable to us as we operated within Compuware and have been derived from the consolidated financial statements and accounting records of Compuware using the historical results of operations and historical basis of assets and liabilities for the Covisint operations of Compuware and as if the contribution had occurred at the commencement of Covisint operations. The historical financial results in the financial statements may not be indicative of the results that would have been achieved had we operated as a separate, stand-alone entity.

The “parent company’s net investment” is shown in lieu of shareholder’s equity in the combined financial statements. All significant transactions between Compuware and us have been included in the combined financial statements and were settled in cash. The total effect of the settlement of these intercompany transactions is reflected in the combined statements of cash flows as a financing activity and in the “parent company’s net investment” in the combined balance sheets. The financial statements include an allocation of certain corporate expenses including costs for facilities, information technology, tax, internal audit, accounting, finance, human resources, legal and executive management functions provided by Compuware. These allocations were primarily based on headcount, revenue and space occupied as a proportion of those in all Compuware operating units. We believe the allocations are reasonable. However, the expenses allocated to us for these services are not necessarily indicative of the expense that would have been incurred if we had been a separate, independent entity and had otherwise managed these functions. Allocated corporate expenses totaled $7.5 million, $6.2 million and $5.7 million for the years ended March 31, 2012, 2011 and 2010, respectively, and $8.1 million and $5.6 million for the nine months ended December 31, 2012 and 2011, respectively. Our agreement with Compuware allocates $10.8 million for the year ended March 31, 2013, which will be spread evenly across all quarters. Allocated costs are included in the “administrative and general” line item in the combined statements of comprehensive income. The increase in cost from prior years is primarily due to costs associated with establishing Covisint as an independent entity. All such costs and expenses have been deemed to have been contributed by Compuware to us in the period in which the costs were recorded. Allocations of current income taxes are deemed to have been remitted, in cash, to Compuware in the period the related income taxes were recorded. Amounts due to or from Compuware have been treated as capital transactions within group equity. We expect to reimburse Compuware, or to be reimbursed by Compuware, for intercompany transactions subsequent to the January 1, 2013 contribution of assets and liabilities from Compuware.

JOBS Act

On April 5, 2012, the JOBS Act was signed into law. The JOBS Act contains provisions that, among other things, reduce certain reporting requirements for an “emerging growth company.” As an “emerging growth company,” we are electing to not take advantage of the extended transition period afforded by the JOBS Act for the implementation of new or revised accounting standards, and, as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to not take advantage of the extended transition period for complying with new or revised accounting standards is irrevocable. In addition, we are in the process of evaluating the benefits of relying on the other exemptions and reduced reporting requirements provided by the JOBS Act.

Subject to certain conditions set forth in the JOBS Act, if as an “emerging growth company” we choose to rely on such exemptions, we may not be required to, among other things, (i) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act, (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act, (iii) comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis) and (iv) disclose certain executive compensation-related items such as the correlation between executive compensation and performance and comparisons of the Chief Executive Officer’s compensation to median employee compensation. These exemptions will apply for a period of five years following the completion of our initial public offering or until we no longer meet the requirements of being an “emerging growth company,” upon the earlier of (i) the first fiscal year after our annual gross revenues are $1 billion or more, (ii) the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt securities, and (iii) the date on which we are deemed to be a “large accelerated filer” as defined in the Exchange Act.

Revenue Recognition

We derive revenue through contracts under which we provide customers various services including access to our platform, customer support and services related to implementation, solution deployment and on-boarding. In order for a transaction to be eligible for revenue recognition, the following revenue criteria must be met: persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed and determinable, and collectability is reasonably assured.

Signed agreements and purchase orders are used as evidence of an arrangement. We assess likelihood of cash collectability based on a number of factors including past collection history with the customer. If we determine that collectability is not reasonably assured, we defer the revenue until collection becomes reasonably assured, generally upon receipt of cash. We assess whether the fee is fixed and determinable based on the payment terms associated with the transaction and whether the sales price is subject to refund or adjustment. Customers typically have the right to terminate their agreement if we fail to perform.

Many of our contracts include subscription fees for ongoing PaaS operations and a project (services) fee. For arrangements that contain multiple elements, in accordance with Accounting Standards Update (ASU) 605 “Revenue Recognition,” the arrangement consideration is allocated based on relative selling price using the following hierarchy: vendor specific objective evidence, or VSOE, which represents the price when sold separately, if available; third-party evidence if VSOE is not available; or best estimated selling price if neither VSOE nor third-party evidence is available. We are currently unable to establish VSOE or third-party evidence of selling price for our deliverables. Therefore, we determine our best estimate of selling price by evaluating renewal amounts included in a contract, if any, and estimated costs to deliver each element.

Our subscription and support fees are recognized over the applicable service period. Revenue recognition commences on the later of the start date specified in the subscription arrangement, the launch date of the customer’s access to our production environment or when all of the revenue recognition criteria have been met. We consider delivery to have occurred on the launch date, which is the point in time that a customer is provided access to use our platform.

During the year ended March 31, 2012, we established evidence of stand-alone value (based on similar services provided by other vendors) for many of the services we perform. Prior to establishing evidence of stand-alone value for services, and for those projects that do not have stand-alone value, the revenue is deferred and recognized over the longer of the committed term of the subscription agreement (generally one to five years) or the expected period over which the customer will receive benefit (generally five years). Services fees that have stand-alone value are recognized as delivered generally using a proportional performance methodology based on dependable estimates of hours incurred and expected hours to complete since these services are primarily performed on a fixed fee basis. Hours or costs incurred represent a reasonable surrogate for output measures of contract performance, including the presentation of deliverables to the client; therefore, hours or costs incurred are used as the basis for revenue recognition. If it is determined that costs will exceed revenue, the expected loss is recorded at the time the loss becomes apparent. Revenue increased approximately $11.0 million in fiscal 2012 related to services which were recognized as delivered due to the establishment of stand-alone value for these services.

Deferred Costs

Deferred costs consist of the incremental direct personnel and outside contractor costs incurred in delivering implementation and solutions deployment services that do not have stand-alone value. Revenue from these services, as described above, is deferred and recognized over the longer of the committed term of the subscription agreement or the expected period over which the customer will receive benefit. Therefore, the costs are recognized over the same period as the associated revenue.

Sales commission costs that directly relate to revenue transactions that are deferred are recorded as “prepaid expenses and other current assets” or non-current “other assets” as applicable in the combined balance sheets and recognized as “sales and marketing” expenses in the combined statements of comprehensive income over the revenue recognition period of the related transaction.

Deferred Revenue

Deferred revenue consists of the billed but unearned portion of existing contracts for subscription and services to be provided and is recognized when all of the revenue recognition criteria are met. We generally invoice our customers for subscription services in annual, quarterly or monthly installments. Contractual time periods often exceed the invoicing period, and, accordingly, the deferred revenue balance does not represent the total contract value of committed subscription agreements. The portion of deferred revenue that we anticipate will be recognized during the succeeding twelve-month period is recorded as current deferred revenue, and the remaining portion is recorded as non-current deferred revenue.

Cost of Revenue

Cost of revenue consists of compensation and related expenses for data center and services staff, payments to outside service providers, data center costs related to hosting our software and amortization of capitalized software.

Cash and Cash Equivalents

As described above under “Basis of Presentation”, we have historically operated within Compuware. Accordingly, all cash derived from or required for our operations is applied to or against group equity.

Allowance for Doubtful Accounts

We consider historical loss experience, including the need to adjust for current conditions, the aging of outstanding accounts receivable and information available related to specific customers, when estimating the allowance for doubtful accounts. The allowance is reviewed and adjusted based on our best estimates of collectability.

Capitalized Software

Capitalized software includes the costs of purchased and internally developed software technology purchased through acquisitions and is stated at unamortized cost. Net purchased software included in capitalized software was $1.5 million and $2.1 million as of March 31, 2012 and 2011, respectively, and $1.1 million and $1.6 million as of December 31, 2012 and 2011, respectively. In the future, we expect to capitalize a smaller portion of our research and development costs as a result of a recent change to the agile delivery methodology for our platform enhancements, which is expected to result in significantly shorter development cycles thereby reducing our capitalized costs.

Capitalized and purchased software costs are amortized on a straight-line basis over the expected useful life of the software, which is generally five years. Amortization begins when the software technology is ready for its intended use. Amortization of capitalized software technology is recorded to the “cost of revenue” line item in the combined statements of comprehensive income. Amortization expense totaled $3.0 million, $2.4 million and $1.7 million during the years ended March 31, 2012, 2011 and 2010, respectively, and totaled $3.5 million and $2.1 million for the nine months ended December 31, 2012 and 2011, respectively.

Capitalized software is reviewed for impairment when events and circumstances indicate such asset may be impaired. If estimated future undiscounted cash flows are not sufficient to recover the carrying value of the capitalized software, an impairment charge is recorded in the amount by which the present value of future cash flows is less than the carrying value of these assets. We have not had any impairment charges related to capitalized software.

Research and Development

For development costs related to our PaaS offering, we follow the guidance set forth in Accounting Standards Codification (ASC) 350-40 which requires companies to capitalize qualifying computer software costs, which are incurred during the application development stage. Costs related to preliminary project activities and post-implementation activities are expensed as incurred. Research and development costs include primarily the cost of programming personnel and amounted to $9.4 million, $4.6 million and $7.5 million for the years ended March 31, 2012, 2011 and 2010, respectively, of which $8.0 million, $2.9 million, and $3.3 million, respectively, was capitalized for internally developed software technology. Research and development costs amounted to $12.7 million and $6.0 million for the nine months ended December 31, 2012 and 2011, respectively, of which $11.8 million and $4.8 million, respectively, was capitalized for internally developed software technology.

Goodwill and Other Intangible Assets

We are required to assess goodwill and other intangible assets with indefinite lives for impairment annually, or more frequently if events or changes in circumstances indicate that the carrying value may exceed the fair value.

The performance test involves a two-step process. Step 1 of the impairment test involves comparing the fair value of the reporting unit with its aggregate carrying value, including goodwill. Application of the goodwill and other intangibles impairment test requires judgment, including the determination of the fair value of the reporting unit. The fair value of the reporting unit is estimated using a discounted cash flow model in combination with a market approach. This analysis requires significant judgments, including estimation of future cash flows, which is dependent on internal forecasts, estimation of the long-term rate of growth for our business, estimation of the useful life over which cash flows will occur, estimation of market interest rates, determination of our weighted-average cost of capital and selection and application of peer groups. The key assumption in the market comparable value analysis is peer group selection. If the carrying amount of the reporting unit exceeds its fair value, the Company performs Step 2 of the goodwill and other intangibles impairment test to determine the amount of impairment loss by comparing the implied fair value of the reporting unit’s goodwill with the carrying amount of that goodwill. Under such evaluation, if the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of the goodwill, the impairment loss is recognized as an operating expense in an amount equal to that excess. There is a high degree of judgment regarding management’s forecast as market developments for both customers and competitors can affect actual results. There can also be uncertainty regarding management’s selection of peer companies as an exact match of peers is unlikely to exist.

The estimates used to calculate the fair value of the reporting unit change from year to year based on operating results, market conditions and estimated future cash flows. While we believe that the assumptions and estimates used to determine the estimated fair values of our reporting unit are reasonable, a change in assumptions underlying these estimates could materially affect the determination of fair value and goodwill impairment.

At March 31, 2012, the date of our last annual impairment test, we were not at risk of failing Step 1 of our goodwill and other intangibles impairment analysis since the estimated fair value of our single reporting unit was substantially in excess of its carrying value.

Income Taxes

Income taxes are presented on a separate return basis, even though the operating results of Covisint are included in the consolidated, combined, unitary or separate income tax returns of Compuware. Income tax expense, deferred tax assets and liabilities and reserves for uncertain tax positions reflect management’s best assessment of estimated future taxes to be paid. We are subject to income taxes in both the U.S. and numerous foreign jurisdictions. Significant judgments and estimates are required in determining the consolidated income tax expense.

Deferred income taxes arise from temporary differences between the tax and financial statement recognition of revenue and expense. In evaluating our ability to recover our deferred tax assets, we consider all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies and recent financial operations. In projecting future taxable income, we develop assumptions including the amount of future state, federal and foreign pretax operating income, the reversal of temporary differences, and the implementation of feasible and prudent tax planning strategies. These assumptions require significant judgment about the forecasts of future taxable income and are consistent with the plans and estimates we are using to manage the underlying business. Changes in estimates of projected future operating results or in assumptions regarding our ability to generate future taxable income during the periods in which temporary differences are deductible could result in significant changes to these tax liabilities and, therefore, to our net income.

The calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax laws and regulations in a variety of jurisdictions across our global operations.

We recognize tax benefits from an uncertain tax position when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits.

We recognize tax liabilities in accordance with ASC 740 “Income Taxes” and we adjust these liabilities when our judgment changes as a result of the evaluation of new information not previously available. Due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from our current estimate of such tax liabilities. These differences will be reflected as increases or decreases to income tax expense in the period in which they are determined.

For interim income tax reporting, we estimate our annual effective tax rate and apply it to our year to date income (loss) from operations. Those jurisdictions with a year to date or projected loss from operations for which a tax benefit cannot be realized are excluded. The tax effect of unusual or infrequently occurring items, including changes in judgment about valuation allowances and effects of changes in tax laws or rates, are reported in the period in which they occur. Income tax expense represents the amount necessary to appropriately state the year to date estimated tax expense of entities included in our effective tax rate calculation; this is calculated as the difference between the amounts currently estimated for the year to date period and the amount recorded in prior interim periods.

For additional information regarding these matters, see Note 6 of the audited combined financial statements appearing elsewhere in this prospectus.

Stock Compensation

Stock compensation expense is recognized, net of an estimated forfeiture rate on a straight-line basis over the requisite service period of the award.

Compuware Corporation Stock Compensation

Certain employees have been granted stock options in Compuware’s common stock. Compuware calculates the fair value of its stock option awards using the Black-Scholes option pricing model, which incorporates various assumptions including volatility, expected term, risk-free interest rates and dividend yields. The expected volatility assumption is based on historical volatility of Compuware’s common stock over the most recent period commensurate with the expected life of the stock option granted. Compuware uses historical volatility because management believes such volatility is representative of prospective trends. The risk-free interest rate assumption is based upon observed interest rates appropriate for the expected life of the stock option awarded. The expected life of the stock option is based on the simplified method as described in Staff Accounting Bulletin (SAB) Topic 14, “Share-Based Payment”. Due to volatility, changes in vesting terms of option grants and a significant number of options which were underwater or had minimal intrinsic value during the past five years, Compuware believes the simplified method is the best estimate of option life. Dividend yields have not been a factor in determining fair value of stock options granted as Compuware has never issued cash dividends and does not anticipate issuing cash dividends in the future. Compuware measures the grant date fair value of restricted stock units using the closing common stock price on the trading date immediately preceding the grant date.

The following is the average fair value per share estimated on the date of grant and the assumptions used for each Compuware option granted to Covisint employees during the years ended March 31, 2012, 2011 and 2010, and the nine months ended December 31, 2012 and 2011:

	Years Ended March 31,			Nine Months Ended December 31,
	2012	2011	2010	2012	2011
Expected volatility	39.96%	42.08%	43.94%	40.83%	39.87%
Risk-free interest rate	1.65%	2.43%	2.85%	0.95%	1.72%
Expected lives at date of grant (in years)	5.8	6.1	6.3	6.3	5.8
Weighted-average fair value of the options granted	$3.96	$4.16	$3.54	$4.02	$4.04

Covisint Corporation Stock Compensation

We calculate the fair value of our stock option awards using the Black-Scholes option pricing model, which incorporates various assumptions including volatility, expected term, risk-free interest rates and dividend yields. As we do not have historical stock price data, the expected volatility assumption is based on an average of the historical volatility of comparable companies. For competitors that have not been publicly traded long enough to have sufficient historical data, the volatility figures included in these companies’ most recent Form 10-Qs or Form 10-Ks were used. The risk-free interest rate assumption is based upon observed interest rates appropriate for the expected life of the stock option awarded. The expected life of the stock option is based on the simplified method as described in SAB Topic 14, “Share-Based Payment”. Dividend yields have not been a factor in determining fair value of stock options granted, as we have never issued cash dividends and do not anticipate issuing cash dividends in the future.

As our stock is not currently traded on a stock exchange, the stock price at the date of grant is determined by calculating the fair value of our operations divided by the total shares outstanding, including outstanding stock options that have not yet vested. The fair value of our operations is measured using an estimate of the related discounted cash flow and market comparable valuations with greater emphasis placed on discounted cash flow. The discounted cash flow model uses significant assumptions, including projected future cash flows, the discount rate reflecting the risk inherent in future cash flows and a terminal growth rate. The key assumptions in the market comparable value analysis are peer group selection and application of this peer group to our operations. These objective and subjective factors included, but were not limited to:

•	our financial position and historical operating and financial performance as well as progress to date against planned budgets;

•	our financial projections and future prospects;

•	business conditions at the time;

•	the fact that option grants involved illiquid securities of a private company; and

•	the stock price performance of selected publicly held companies identified as being comparable to us.

The following is the average fair value per share estimated on the date of grant and the assumptions used for each Covisint option granted during the years ended March 31, 2012, 2011 and 2010:

	Years Ended March 31,
	2012	2011	2010
Expected volatility	54.85%	58.85%	62.44%
Risk-free interest rate	1.41%	3.13%	3.67%
Expected lives at date of grant (in years)	6.8	7.6	8.0
Weighted-average fair value of the options granted	$101.99	$45.00	$35.13

From December 31, 2011 through December 31, 2012, only one stock option award was made. The stock option award was made on February 13, 2012 in the amount of 1,750 shares and with a strike price of $186.42 per share.

As of December 31, 2012, 118,600 options were outstanding. These options will vest only if, prior to August 26, 2015, we complete an initial public offering or if there is a change in control of our Company. We have determined that these options may not satisfy certain requirements of Section 409A of the Code and, therefore, offered recipients of these options an amendment which provides for fixed exercise dates for options that are amended. We intend that this amendment will cure any failure of the options to comply with Section 409A of the Code without incurring penalties thereunder. In December 2012, 110,100 of the outstanding options were amended. The compensation cost associated with the amendments is based on the fair value of the modified award. The fixed exercise dates are during the three calendar years following an initial public offering and extended the requisite service period for options which were so amended through January 1 of the third calendar year following an initial public offering. In connection with the modification of the options, we have also agreed to reimburse the option holders who have accepted the amendment for certain negative personal tax implications incurred as a result of any violation of Section 409A of the Code that may later be found to have occurred. Any such reimbursement would also include a tax gross-up, resulting in the net reimbursement equaling any penalties incurred based on Section 409A of the Code.

As of December 31, 2012, unrecognized compensation cost related to all outstanding Covisint stock options totaled approximately $21.6 million. This expense will become recognizable when these stock options vest upon consummation of this offering. Approximately 98% of the expense relates to stock options that were amended; this expense will be recognized over the requisite service period beginning December 31, 2012 (the modification date) and ending on January 1 of the third calendar year following an initial public offering, with a cumulative catch-up in the period in which this offering occurs. The remaining expense for options which were not amended will be recognized in the period in which this offering occurs.

The individuals who received Covisint stock options were also awarded performance-based share awards, or PSAs, from Compuware. As of December 31, 2012, there were approximately 585,000 PSAs outstanding that were granted to our employees and directors. These PSAs will vest only if we do not complete an initial public offering or a change in control transaction by August 25, 2015 and we meet a pre-defined revenue target for any four consecutive calendar quarters ending prior to August 26, 2015.

If an initial public offering or change in control occurs prior to August 26, 2015, the PSAs granted to employees with Covisint stock options will be cancelled. As a result, expense will be recognized for the Covisint stock options over the requisite service period; however, all prior expense taken for the PSAs for employees with Covisint stock options ($2.4 million as of December 31, 2012) will be reversed.

We expect to incur net compensation expense of $             million in the quarter in which this offering occurs associated with the vesting of Covisint stock options and reversal of the PSA expense.

Assuming the sale of common stock contemplated by this offering is consummated at $             per share, which is the midpoint of the range of the initial public offering prices listed on the cover page of this prospectus, the aggregate intrinsic values of options to purchase shares of our common stock outstanding as of December 31, 2012 would be $             million. Although it is possible that the completion of this offering will add value to the shares of our common stock because they will have increased liquidity and marketability, the amount of any additional value cannot be measured with precision or certainty.

Please see Note 5 to the condensed combined financial statements included elsewhere in this prospectus for more information related to these options. All future stock compensation is expected to be granted in the form of Covisint stock awards and recorded as a non-cash expense.

Results of Operations

The following table is a summary of our combined statements of comprehensive income data:

	Years Ended March 31,			Nine Months Ended December 31,
	2012	2011	2010	2012	2011
	(In thousands)
Combined Statements of Comprehensive Income Data:
Subscription and support	$49,153	$44,970	$30,297	$41,237	$35,272
Services	25,522	9,184	10,155	23,783	17,970

Total revenue	74,675	54,154	40,452	65,020	53,242
Cost of revenue(1)	41,477	27,501	19,190	34,022	32,074

Gross profit	33,198	26,653	21,262	30,998	21,168

	Years Ended March 31,			Nine Months Ended December 31,
	2012	2011	2010	2012	2011
	(In thousands)
Operating expenses:
Research and development(1)	1,341	1,687	4,226	898	1,155
Sales and marketing(1)	22,544	16,571	12,863	18,504	16,691
Administrative and general(1)	12,583	10,288	8,283	13,867	9,218

Total operating expenses	36,468	28,546	25,372	33,269	27,064

Income (loss) from operations	(3,270)	(1,893)	(4,110)	(2,271)	(5,896)
Other income	0	750	0	0	0

Income (loss) from operations before income tax provision	(3,270)	(1,143)	(4,110)	(2,271)	(5,896)
Income tax provision	57	132	285	88	247

Net income (loss)	$(3,327)	$(1,275)	$(4,395)	$(2,359)	$(6,143)

(1)	As of December 31, 2012, all vested stock compensation was in the form of Compuware stock awards. All outstanding Covisint stock options include a performance condition based on the occurrence of an initial public offering or change in control of the Company. Therefore, stock compensation expense incurred through December 31, 2012 has related only to Compuware stock awards provided to Covisint employees. Covisint stock options issued prior to December 31, 2012 will vest upon consummation of this offering, at which time we will begin to recognize $21.6 million of compensation expense related to these options. The majority of this expense will be recognized over the requisite service period beginning December 31, 2012 and ending on January 1 of the third calendar year following an initial public offering. We will incur a cumulative catch-up in expense in the period in which this offering occurs, offset by a reduction in expense associated with cancellation of certain outstanding Compuware awards due to the occurrence of an initial public offering or change in control of the Company. We expect to incur net compensation expense of $ million associated with these options and awards in the quarter in which this offering occurs. For more information, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Stock Compensation—Covisint Corporation Stock Compensation”. All future stock compensation is expected to be granted in the form of Covisint stock awards and recorded as a non-cash expense. The statements above include stock compensation as follows:

	Years Ended March 31,			Nine Months Ended December 31,
	2012	2011	2010	2012	2011
	(In thousands)
Stock compensation classified as:
Cost of revenue	$5	$111	$149	$2	$4
Research and development	1	3	0	1	2
Sales and marketing	9	9	6	120	5
Administrative and general	1,077	1,450	424	982	787

Total stock compensation expense	$1,092	$1,573	$579	$1,105	$798

The following table sets forth a summary of our combined statement of comprehensive income as a percentage of our total revenue:

	Years Ended March 31,			Nine Months Ended December 31,
	2012	2011	2010	2012	2011
	(Percentage of total revenue)
Combined Statements of Comprehensive Income Data:
Subscription and support	66%	83%	75%	63%	66%
Services	34	17	25	37	34

Total revenue	100	100	100	100	100

Cost of revenue(1)	56	51	47	52	60

Gross profit	44	49	53	48	40

Operating expenses:
Research and development(1)	2	3	10	1	2
Sales and marketing(1)	30	31	32	28	31
Administrative and general(1)	17	19	20	21	17

Total operating expenses	49	53	62	51	51

Income (loss) from operations	(5)	(4)	(9)	(3)	(11)
Other income	0	1	0	0	0

Income (loss) from operations before for income tax provision	(5)	(3)	(9)	(3)	(11)
Income tax provision	0	0	1	0	1

Net income (loss)	(5)%	(3)%	(10)%	(3)%	(12)%

(1)

As of December 31, 2012, all vested stock compensation was in the form of Compuware stock awards. All outstanding Covisint stock options include a performance condition based on the occurrence of an initial public offering or change in control of the Company. Therefore, stock compensation expense incurred through December 31, 2012 has related only to Compuware stock awards provided to Covisint employees. Covisint stock options issued prior to December 31, 2012 will vest upon consummation of this offering, at which time we will begin to recognize $21.6 million of compensation expense related to these options. The majority of this expense will be recognized over the requisite service period beginning December 31, 2012 and ending on January 1 of the third calendar year following an initial public offering. We will incur a cumulative catch-up in expense in the period in which this offering occurs, offset by a reduction in expense associated with cancellation of certain outstanding Compuware awards due to the occurrence of an initial public offering or change in control of the Company. We expect to incur net compensation expense of $     million associated with these options and awards in the quarter in which this offering occurs. For more information, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Stock Compensation—Covisint Corporation Stock Compensation”. All future stock compensation is expected to be granted in the form of Covisint stock awards and recorded as a non-cash expense.

Nine Months Ended December 31, 2012 and 2011

Revenue

Revenue derived from our subscription and support and services is presented in the table below:

	Nine Months Ended December 31,		Period-to-Period Change
	2012	2011	$	%
	(In thousands)
Subscription and support	$41,237	$35,272	$5,965	17%
Services	23,783	17,970	5,813	32%

Total revenue	$65,020	$53,242	$11,778	22%

Our total revenue increased due to increases in both our subscription and support revenue and our services revenue. Our increase in subscription and support revenue was primarily due to continued expansion with our automotive customers and growth in sales to new industry verticals. Of the increase in subscription and support revenue, approximately $5.7 million was due to increased revenue from existing customers. Additionally, there was approximately $1.8 million from sales to new customers. These increases were offset by a decline in revenue from customers that terminated their agreements aggregating approximately $1.5 million, primarily as a result of the dissolution of a significant healthcare customer.

Our increase in services revenue was primarily due to establishing stand-alone value during the year ended March 31, 2012 for certain services, which allowed us to recognize the related revenue as the services were delivered rather than over the expected customer life. Approximately $11.5 million and $7.7 million of services revenue in the nine months ended December 31, 2012 and 2011, respectively, was recognized as delivered due to establishing stand-alone value that would have historically been recognized ratably.

Cost of Revenue

Cost of revenue is presented in the table below:

	Nine Months Ended December 31,		Period-to-Period Change
	2012	2011	$	%
	(In thousands)
Cost of revenue	$34,022	$32,074	$1,948	6%
Gross margin	48%	40%

Cost of revenue increased during the nine months ended December 31, 2012, as compared to the nine months ended December 31, 2011, primarily due to an increase in revenue including a greater percentage of services revenue. Our gross margin increased during the nine months ended December 31, 2012, as compared with the same period in 2011, due to our use of less costly resources to deliver our services as well as economies of scale gained on our infrastructure and hosting costs. We also capitalize a significant portion of our research and development costs. As a result, amortization of capitalized research and development costs accounted for $3.0 million and $1.7 million of the cost of revenue during the nine months ended December 31, 2012 and 2011, respectively.

Research and Development

Research and development costs incurred, expensed and capitalized are presented in the table below:

	Nine Months Ended December 31,		Period-to-Period Change
	2012	2011	$	%
	(In thousands)
Research and development costs incurred	$12,746	$5,994	$6,752	113%
Capitalized internal software costs	(11,848)	(4,839)	(7,009)	(145)%

Research and development costs expensed	$898	$1,155	$(257)	(22)%

Percentage of total revenue:
Research and development costs incurred	20%	11%
Research and development costs expensed	1%	2%

Research and development costs incurred increased during the nine months ended December 31, 2012, as compared to the nine months ended December 31, 2011, primarily due to a $3.4 million increase in fees paid to Compuware and other third-party contractors for software development activities and a $3.2 million increase in salaries and personnel-related expenses.

Research and development costs expensed decreased during the nine months ended December 31, 2012, as compared to the nine months ended December 31, 2011, primarily due to increased capitalization made possible by improved tracking of time spent on approved research and development projects. We capitalized $11.8 million and $4.8 million of research and development costs during the nine months ended December 31, 2012 and 2011, respectively.

Sales and Marketing

Sales and marketing costs are presented in the table below:

	Nine Months Ended December 31,		Period-to-Period Change
	2012	2011	$	%
	(In thousands)
Sales and marketing	$18,504	$16,691	$1,813	11%
Percentage of total revenue	28%	31%

Sales and marketing costs increased during the nine months ended December 31, 2012, as compared to the nine months ended December 31, 2011, primarily due to a $0.7 million increase in salaries and personnel-related expenses resulting from an increase in the number of sales and marketing personnel, and a $0.7 million increase in fees paid to Compuware and other third-party contractors related to pre-sales activities.

Administrative and General

Administrative and general costs are presented in the table below:

	Nine Months Ended December 31,		Period-to-Period Change
	2012	2011	$	%
	(In thousands)
Administrative and general	$13,867	$9,218	$4,649	50%
Percentage of total revenue	21%	17%

Administrative and general costs increased during the nine months ended December 31, 2012, as compared to the nine months ended December 31, 2011, primarily due to an increase of $2.6 million of allocated costs related to the services provided by our parent Compuware and the costs associated with the establishment of Covisint as an independent entity. We expect to continue incurring the cost associated with the services provided by Compuware in future periods. In addition, there was a $2.1 million increase in legal and audit fees related to the separation from our parent in preparation for this offering.

Years Ended March 31, 2012 and 2011

Revenue

Revenue derived from our subscription and support and services is presented in the table below:

	Year Ended March 31,		Period-to-Period Change
	2012	2011	$	%
	(In thousands)
Subscription and support	$49,153	$44,970	$4,183	9%
Services	25,522	9,184	16,338	178%

Total revenue	$74,675	$54,154	$20,521	38%

Our total revenue increased due to increases in both our subscription and support revenue and our services revenue. Subscription and support revenue increased primarily due to growth in sales of our solutions to automotive customers and new industry verticals. Of the increase in subscription and support revenue, approximately $6.3 million was due to increased revenue from existing customers and $3.1 million was due to new customers. These increases were offset by a decline in revenue from customers that terminated their agreements during the last two fiscal years aggregating approximately $3.7 million and a $1.5 million reduction in PQRS revenue due to a decline in submissions, which we attribute to a change in the incentive rate of the program. We recognized subscription and support revenue related to our PQRS solution in the amount of $1.3 million and $2.8 million in the years ended March 31, 2012 and 2011, respectively.

Our services revenue increased during the year ended March 31, 2012, as compared to the year ended March 31, 2011, primarily due to establishing stand-alone value for certain services, which allowed us to recognize the related revenue as the services were delivered rather than over the expected customer life. During fiscal 2012, approximately $11.8 million of services revenue that historically would have been recognized ratably was recognized as delivered due to establishing stand-alone value. In addition, our services revenue increased due to several large services engagements with both new and existing customers during fiscal 2012.

Cost of Revenue

Cost of revenue is presented in the table below:

	Year Ended March 31,		Period-to-Period Change
	2012	2011	$	%
	(In thousands)
Cost of revenue	$41,477	$27,501	$13,976	51%
Gross margin	44%	49%

Cost of revenue increased during the year ended March 31, 2012, as compared to the year ended March 31, 2011, primarily related to the increase in revenue from our automotive customers. Cost increases include $9.3 million in fees paid to Compuware and other third-party contractors, $2.0 million in recognition of deferred costs related to deferred services revenue, $0.8 million in hosting and technology-related costs and $0.7 million in amortization of capitalized software. These increases were offset by a decrease of $1.2 million in salaries and personnel-related expenses in connection with our customer support, implementation, solution deployment, on-boarding and data center operations. We also capitalize a significant portion of our research and development costs. As a result, amortization of capitalized software costs accounted for $2.4 million and $1.7 million of cost of revenue during fiscal 2012 and 2011, respectively.

Our gross margin was negatively impacted by the recognition of increased services revenues and the related expenses, as services fees typically have a lower margin than our subscription and support fees, as well as the $1.5 million decrease in PQRS revenue between fiscal 2011 and 2012.

Research and Development

Research and development costs incurred, expensed and capitalized are presented in the table below:

	Year Ended March 31,		Period-to-Period Change
	2012	2011	$	%
	(In thousands)
Research and development costs incurred	$9,377	$4,598	$4,779	104%
Capitalized internal software costs	(8,036)	(2,911)	(5,125)	(176)%

Research and development costs expensed	$1,341	$1,687	$(346)	(21)%

Percentage of total revenue:
Research and development costs incurred	13%	8%
Research and development costs expensed	2%	3%

Research and development costs incurred increased during the year ended March 31, 2012, as compared to the year ended March 31, 2011, primarily due to a $3.7 million increase in fees paid to Compuware and other third-party contractors and a $1.1 million increase in salaries and personnel-related expenses during fiscal 2012, as a result of increased software development to support regulatory changes in the healthcare industry and entry into the energy industry.

Research and development costs expensed decreased during the year ended March 31, 2012, as compared to the year ended March 31, 2011, primarily due to increased capitalization as a result of additional tracking of time spent on approved research and development projects. We capitalized $8.0 million and $2.9 million of research and development costs during fiscal 2012 and 2011, respectively.

Sales and Marketing

Sales and marketing costs are presented in the table below:

	Year Ended March 31,		Period-to-Period Change
	2012	2011	$	%
	(In thousands)
Sales and marketing	$22,544	$16,571	$5,973	36%
Percentage of total revenue	30%	31%

Sales and marketing costs increased during the year ended March 31, 2012, as compared to the year ended March 31, 2011, primarily due to increased investment in sales personnel as we expanded in the healthcare market and into new vertical markets. With respect to our sales and marketing activities, we experienced an increase of $4.6 million in salaries and personnel-related expenses, $0.4 million in fees paid to Compuware and other third-party contractors, $0.4 million in travel costs, and $0.4 million in marketing costs.

Administrative and General

Administrative and general costs are presented in the table below:

	Year Ended March 31,		Period-to-Period Change
	2012	2011	$	%
	(In thousands)
Administrative and general	$12,583	$10,288	$2,295	22%
Percentage of total revenue	17%	19%

Administrative and general costs increased during the year ended March 31, 2012, as compared to the year ended March 31, 2011, primarily due to a $1.3 million increase of allocated costs related to services provided by Compuware, a $0.4 million increase in salaries and personnel-related expenses and $0.3 million increase in legal and audit fees related to the separation from our parent.

Stock and cash incentive compensation included a $1.2 million charge during the quarter ended March 31, 2011 for the accumulation of stock compensation expense associated with performance-based stock awards for which the performance target became probable of being met during the quarter.

Years Ended March 31, 2011 and 2010

Revenue

Revenue derived from our subscription and support and services is presented in the table below:

	Year Ended March 31,		Period-to-Period Change
	2011	2010	$	%
	(In thousands)
Subscription and support	$44,970	$30,297	$14,673	48%
Services	9,184	10,155	(971)	(10)%

Total revenue	$54,154	$40,452	$13,702	34%

Our total revenue increased due to increases in both our subscription and support revenue and our services revenue. Subscription and support revenue increased during the year ended March 31, 2011, as compared to the year ended March 31, 2010, primarily due to growth in sales of our solutions to automotive customers and, to a lesser extent, to healthcare customers. Of the increase in subscription and support revenue, approximately $9.6 million was due to increased revenue from existing customers. Additionally, $2.7 million was due to new customers, including those associated with the acquisition of DocSite in September 2010, and $2.8 million was derived from our PQRS solution as a result of our DocSite acquisition.

Our services revenue decreased approximately $1.0 million during the year ended March 31, 2011, as compared to the year ended March 31, 2010, primarily due to the recognition in the year ended March 31, 2010 of deferred revenue related to several large services engagements in prior years.

Cost of Revenue

Cost of revenue is presented in the table below:

	Year Ended March 31,		Period-to-Period Change
	2011	2010	$	%
	(In thousands)
Cost of revenue	$27,501	$19,190	$8,311	43%
Gross margin	49%	53%

Cost of revenue increased during the year ended March 31, 2011, as compared to the year ended March 31, 2010, primarily due to an increase of $6.2 million in fees paid to Compuware and other third-party contractors, $4.1 million in salaries and personnel-related expenses in connection with our customer support, implementation, solution deployment, on-boarding and data center operations, $1.1 million in amortization of our deferred services expense, $1.0 million in hosting and technology-related costs and $0.5 million in amortization of capitalized software. These increases were offset by a $5.1 million increase in deferred services costs for customer projects in the automotive and travel industries during the year ended March 31, 2011, as compared to the year ended March 31, 2010. We also capitalize a significant portion of our research and development costs. As a result, our total cost of revenue includes amortization of our research and development costs, which accounted for $1.7 million and $1.2 million during fiscal 2011 and 2010, respectively.

Our gross margin was negatively impacted by the increased use of Compuware and other third-party contractors to deliver our services during fiscal 2011, offset in part by the recognition during fiscal 2011 of $2.8 million in PQRS revenue as a result of our acquisition of DocSite in September 2010. The majority of costs associated with our PQRS solution are in sales and marketing.

Research and Development

Research and development costs incurred, expensed and capitalized are presented in the table below:

	Year Ended March 31,		Period-to-Period Change
	2011	2010	$	%
	(In thousands)
Research and development costs incurred	$4,598	$7,522	$(2,924)	(39)%
Capitalized internal software costs	(2,911)	(3,296)	385	12%

Research and development costs expensed	$1,687	$4,226	$(2,539)	(60)%

Percentage of total revenue:
Research and development costs incurred	8%	19%
Research and development costs expensed	3%	10%

Research and development costs incurred decreased during the year ended March 31, 2011, as compared to the year ended March 31, 2010, primarily due to a $2.9 million decrease in salaries and personnel-related expenses for software development activities, resulting from the reallocation of software development resources to time-critical customer services projects, as well as increased use of less costly offshore resources.

Research and development costs expensed decreased during the year ended March 31, 2011, as compared to the year ended March 31, 2010, primarily due to the reduction in overall costs noted above with only a slight reduction in capitalized research and development.

Sales and Marketing

Sales and marketing costs are presented in the table below:

	Year Ended March 31,		Period-to-Period Change
	2011	2010	$	%
	(In thousands)
Sales and marketing	$16,571	$12,863	$3,708	29%
Percentage of total revenue	31%	32%

Sales and marketing costs increased during the year ended March 31, 2011, as compared to the year ended March 31, 2010, primarily related to increased revenue. Cost increases include $2.3 million in salaries and personnel-related expenses, $0.5 million in fees paid to Compuware and other third-party contractors, $0.4 million in marketing costs and $0.3 million in travel costs.

Administrative and General

Administrative and general costs are presented in the table below:

	Year Ended March 31,		Period-to-Period Change
	2011	2010	$	%
	(In thousands)
Administrative and general	$10,288	$8,283	$2,005	24%
Percentage of total revenue	19%	20%

Administrative and general costs increased during the year ended March 31, 2011, as compared to the year ended March 31, 2010, primarily due to a $1.6 million increase in salaries and personnel-related expenses, and a $0.5 million increase in services provided by Compuware.

Personnel-related expenses included a $1.2 million charge during the quarter ended March 31, 2011 for the accumulation of stock compensation expense associated with performance-based stock awards for which the performance target became probable of being met during the quarter.

Quarterly Results of Operations

The following table presents our unaudited quarterly combined statements of comprehensive income data for the seven quarters commencing with the quarter ended June 30, 2011 and ending with the quarter ended December 31, 2012. We have prepared the quarterly data on a consistent basis with the audited combined financial statements included in this prospectus. The quarterly information should be read in conjunction with our other audited and unaudited combined financial statements and related notes included elsewhere in this prospectus. Our quarterly results have varied in the past, and we believe that comparisons of our quarterly results of operations are not indicative of our future performance.

	Three Months Ended
	Dec 31, 2012	Sep 30, 2012	Jun 30, 2012	Mar 31, 2012	Dec 31, 2011	Sep 30, 2011	Jun 30, 2011
	(In thousands)
Combined Statements of Comprehensive Income:
Subscription and support	$14,499	$13,618	$13,120	$13,881	$12,118	$11,096	$12,058
Professional services	9,302	6,988	7,493	7,552	6,582	6,141	5,247

Total revenue	23,801	20,606	20,613	21,433	18,700	17,237	17,305
Cost of revenue(1)	12,173	11,171	10,678	9,403	10,685	11,497	9,892

Gross profit	11,628	9,435	9,935	12,030	8,015	5,740	7,413

Operating expenses:
Research and development(1)	480	244	174	186	229	664	262
Sales and marketing(1)	6,510	6,482	5,512	5,853	5,592	5,991	5,108
Administrative and general(1)	4,787	4,964	4,116	3,365	3,072	3,071	3,075

Total operating expenses	11,777	11,690	9,802	9,404	8,893	9,726	8,445

Income (loss) from operations	(149)	(2,255)	133	2,626	(878)	(3,986)	(1,032)

Other income	—	—	—	—	—	—	—

Income (loss) from operations before income tax provision	(149)	(2,255)	133	2,626	(878)	(3,986)	(1,032)
Income tax provision (benefit)	31	55	2	(190)	29	322	(104)

Net income (loss)	$(180)	$(2,310)	$131	$2,816	$(907)	$(4,308)	$(928)

(1)	As of December 31, 2012, all vested stock compensation was in the form of Compuware stock awards. All outstanding Covisint stock options include a performance condition based on the occurrence of an initial public offering or change in control of the Company. Therefore, stock compensation expense incurred through December 31, 2012 has related only to Compuware stock awards provided to Covisint employees. Covisint stock options issued prior to December 31, 2012 will vest upon consummation of this offering, at which time we will begin to recognize $21.6 million of compensation expense related to these options. The majority of this expense will be recognized over the requisite service period beginning December 31, 2012 and ending on January 1 of the third calendar year following an initial public offering. We will incur a cumulative catch-up in expense in the period in which this offering occurs, offset by a reduction in expense associated with cancellation of certain outstanding Compuware awards due to the occurrence of an initial public offering or change in control of the Company. We expect to incur net compensation expense of $ million associated with these options and awards in the quarter in which this offering occurs. For more information, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Stock Compensation—Covisint Corporation Stock Compensation”. All future stock compensation is expected to be granted in the form of Covisint stock awards and recorded as a non-cash expense. The statements above include stock compensation as follows:

	Three Months Ended
	Dec 31, 2012	Sep 30, 2012	Jun 30, 2012	Mar 31, 2012	Dec 31, 2011	Sep 30, 2011	Jun 30, 2011
	(In thousands)
Stock awards compensation classified as:
Cost of revenue	$1	$1	$—	$1	$2	$1	$1
Research and development	1	—	—	(1)	1	1	—
Sales and marketing	52	43	25	4	5	1	(1)
Administrative and general	342	343	297	290	113	380	294

Total stock awards compensation expense before income taxes	$396	$387	$322	$294	$121	$383	$294

The following table sets forth a summary of our quarterly combined statement of comprehensive income data as a percentage of our total revenue:

	Three Months Ended
	Dec 31, 2012	Sep 30, 2012	Jun 30, 2012	Mar 31, 2012	Dec 31, 2011	Sep 30, 2011	Jun 30, 2011
	(In thousands)
Combined Statements of Comprehensive Income:
Subscription and support	61%	66%	64%	65%	65%	64%	70%
Professional services	39	34	36	35	35	36	30

Total revenue	100	100	100	100	100	100	100
Cost of revenue	51	54	52	44	57	67	57

Gross profit	49	46	48	56	43	33	43

Operating expenses:
Research and development	2	1	1	1	1	4	2
Sales and marketing	27	31	27	27	30	35	30
Administrative and general	20	24	20	16	16	18	18

Total operating expenses	49	57	48	44	48	56	49

Income (loss) from operations	(1)	(11)	1	12	(5)	(23)	(6)

Other income	0	0	0	0	0	0	0

Income (loss) from operations before income tax provision	(1)	(11)	1	12	(5)	(23)	(6)
Income tax provision (benefit)	0	0	0	(1)	0	2	(1)

Net income (loss)	(1)%	(11)%	1%	13%	(5)%	(25)%	(5)%

(1)	As of December 31, 2012, all vested stock compensation was in the form of Compuware stock awards. All outstanding Covisint stock options include a performance condition based on the occurrence of an initial public offering or change in control of the Company. Therefore, stock compensation expense incurred through December 31, 2012 has related only to Compuware stock awards provided to Covisint employees. Covisint stock options issued prior to December 31, 2012 will vest upon consummation of this offering, at which time we will begin to recognize $21.6 million of compensation expense related to these options. The majority of this expense will be recognized over the requisite service period beginning December 31, 2012 and ending on January 1 of the third calendar year following an initial public offering. We will incur a cumulative catch-up in expense in the period in which this offering occurs, offset by a reduction in expense associated with cancellation of certain outstanding Compuware awards due to the occurrence of an initial public offering or change in control of the Company. We expect to incur net compensation expense of $ million associated with these options and awards in the quarter in which this offering occurs. For more information, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Stock Compensation—Covisint Corporation Stock Compensation”. All future stock compensation is expected to be granted in the form of Covisint stock awards and recorded as a non-cash expense.

Our subscription and support revenue increased sequentially in all quarters shown except for the quarters ended September 30, 2011 and June 30, 2012. The sequential decrease in the quarter ended June 30, 2012 was due to the annual recognition of subscription and support revenue related to our PQRS offering, which occurs only during our fourth quarter. PQRS revenue accounted for $1.3 million in the quarter ended March 31, 2012. The sequential decrease in the quarter ended September 30, 2011 was primarily due to cancellation of a significant healthcare customer contract.

Our gross margins have fluctuated during these periods as we established third-party evidence of the stand-alone value of our professional services and recognized expense consistent with the associated revenue recognition. Our gross margins were positively impacted by the recognition during the three months ended March 31, 2012 of $1.3 million in PQRS revenue, which has limited associated cost. Our cost of revenue includes project write-downs in the amount of $0.8 million and $0.3 million during the quarters ended September 30, 2011 and December 31, 2011, respectively. Our cost of revenue declined as a percentage of revenue during the quarters ended December 31, 2011, March 31, 2012, June 30, 2012 and December 31, 2012 as we realized economies of scale related to our subscription and support revenue.

We allocate personnel to either cost of revenue or research and development based on demand and the expertise of our personnel. Research and development costs fluctuate due to the number and cost of the personnel dedicated to research and development as well as the percentage of total research and development costs that is capitalized in a given quarter. Sales and marketing costs have remained relatively flat but fluctuate primarily due to commissions, which coincide with customer invoicing and payment, as well as quarterly changes in costs associated with our marketing programs. Administrative and general costs increased in fiscal 2013 due to allocated costs related to the services provided by Compuware resulting from costs associated with the establishment of Covisint as an independent entity as well as legal and audit fees related to the separation from our parent in preparation for this offering.

Liquidity and Capital Resources

To date we have financed our operations through our parent, Compuware. We do not expect to continue financing our operations through Compuware after receiving the proceeds of this offering. We estimate that our net proceeds from this offering will be approximately $             million ($             million if the underwriters exercise in full their over-allotment option), based on the assumed initial public offering price of $             per share (the midpoint of the range set forth on the cover page of this prospectus). We currently intend to use the net proceeds from this offering to maintain current operations, implement our growth strategies, and fund capital expenditures and potential acquisitions. While we may pursue the acquisition of companies with complementary products and technologies that we believe will enhance our suite of offerings, we do not have agreements or commitments for any specific acquisitions at this time. We expect the cash generated from operations and the net proceeds of this offering will be sufficient to meet our working capital needs and support general corporate purposes for at least the twelve months from March 31, 2013.

In summary, our cash flows were:

	Years Ended March 31,			Nine Months Ended December 31,
	2012	2011	2010	2012	2011
	(In thousands)
Combined Statement of Cash Flows Data:
Net cash provided by (used in) operating activities	$543	$12,239	$(261)	$(15)	$(5,543)
Net cash used in investing activities	(10,408)	(19,696)	(3,564)	(12,484)	(6,857)
Net cash provided by financing activities	9,865	7,457	3,825	12,499	12,400

Net change in cash and cash equivalents	$0	$0	$0	$0	$0

Cash Flows from Operating Activities

Cash provided by operating activities decreased in the year ended March 31, 2012, as compared to the year ended March 31, 2011, primarily as a result of the $8.6 million decline due to the net change in accounts receivable, the $5.5 million decline due to the net change in deferred revenue, and a $2.1 million increase in net loss, offset by the $4.7 million increase due to the net change in prepaid expense and other assets. The increase in accounts receivable was primarily due to several large invoices related to our services that were billed during the quarter ended March 31, 2012. The increase in both deferred costs, which is included in prepaid expense and other assets, and deferred revenue occurred at a slower rate in the year ended March 31, 2012 than in prior years, as we established evidence of the stand-alone value for our services and recognized expense with the associated revenue as services were delivered.

The increase in cash provided by operating activities in the nine months ended December 31, 2012 was primarily due to a decrease in net loss from $6.1 million in the nine months ended December 31, 2011 to $2.4 million in the nine months ended December 31, 2012.

Cash Flows from Investing Activities

Cash used in investing activities typically consists of the purchase of property and equipment associated with our infrastructure and the capitalization of research and development costs related to expanding our cloud-based platform.

Cash used in investing activities decreased in the year ended March 31, 2012, as compared with the same period in 2011, primarily due to the use of $15.7 million for the acquisition of DocSite during the year ended March 31, 2011, offset by a $5.1 million increase in capitalized research and development during the year ended March 31, 2012. Cash used in investing activities increased in the nine months ended December 31, 2012, as compared with the same period in 2011, primarily due to a $7 million increase in capitalized research and development from $4.8 million in the nine months ended December 31, 2011 to $11.8 million in the nine months ended December 31, 2012.

Cash Flows from Financing Activities

As an operating unit within Compuware, we have not maintained separate cash accounts. All cash receipts and payments are netted within financing activities and reported as “Net investment from Parent.” Cash provided by financing activities increased from $7.5 million in the year ended March 31, 2011 to $9.9 million in the year ended March 31, 2012. Cash provided by financing activities remained relatively constant between the nine months ended December 31, 2012 and 2011, as a result of increased expense related to our growth in sales offset by improvements to our operating margins.

Recently Issued Accounting Pronouncements

New accounting guidance that we have recently adopted, as well as accounting guidance that has been recently issued, but not yet adopted by us, will not significantly affect our results. The related accounting pronouncements are included in Note 1 of our audited combined financial statements appearing elsewhere in this prospectus.

Contractual Obligations

We are party to a hosting agreement with Savvis that, as of December 31, 2012 will require aggregate minimum payments of $2.7 million prior to its expiration in December 2013, unless earlier terminated. Total payments under this agreement were approximately $3.7 million and $3.4 million for the nine months ended December 31, 2012 and 2011, respectively, and $4.6 million, $4.5 million and $3.9 million for the years ended March 31, 2012, 2011 and 2010, respectively. We have no other fixed contractual payment obligations, including long term debt, capital leases, operating leases, purchase obligations or other long term liabilities. We have entered into certain agreements with Compuware relating to this offering and our relationship with Compuware after this offering, including with respect to employee benefits, intellectual property, registration rights, shared services, professional services and tax. These agreements will not require any specified minimum payments to Compuware. See “Certain Relationships and Related Party Transactions—Relationship with Compuware— Agreements between Compuware and Us.”

Off-Balance Sheet Arrangements

We currently do not have any off balance sheet or non-consolidated special purpose entity arrangements as defined by the applicable SEC rules.

Quantitative and Qualitative Disclosure about Market Risk

We are exposed primarily to market risks associated with foreign currency exchange rates. We do not use derivative financial instruments or forward foreign exchange contracts for investment, speculative or trading purposes. We believe our foreign currency risk is minimal as 86% of our revenue in the year ended March 31, 2012 was based in U.S. dollars and we have no long-term assets or liabilities in foreign currencies. We do not have a material exposure to market risk with respect to investments.

BUSINESS

Overview

Covisint provides a leading cloud engagement platform for enabling organizations to securely connect, engage and collaborate with large, distributed communities of customers, business partners and suppliers. Our platform allows global organizations with complex external business relationships to create, streamline and automate external mission-critical business processes that involve the secure exchange of and access to critical information from multiple sources. Our customers deploy our platform to deliver on current and new business initiatives, enhance competitiveness, create new revenue opportunities, increase customer retention and lower operating costs.

Our cloud engagement platform is offered as a service, commonly referred to as Platform-as-a-Service (PaaS), and combines robust, cloud-based identity management, portal, data exchange, integration and application development capabilities. Our platform integrates with on-premise and hosted enterprise systems, as well as other cloud-based data sources, and can be deployed quickly, scaled to millions of users, and configured to address our customers’ specific organizational requirements, including workflows, content and branding.

We deliver our platform through industry-specific solutions that address external mission-critical business processes common to companies across our target industries. To date, we have focused our solutions on the global automotive, healthcare and energy industries, in which the secure sharing of complex and distributed data is of particular importance. We are actively working to expand our platform to a wide range of industries which we believe have a significant opportunity to leverage our platform to enable external mission-critical business processes and to improve collaboration with external parties such as customers, business partners and suppliers.

We sell our solutions through our direct sales force and increasingly through channel partners, including system integrators, value-added resellers and other organizations. We have over 3,000 customers that have deployed our platform to connect to over 80,000 of their customers, business partners and suppliers. This allows more than 18 million users to access the mission-critical applications and information provided by our customers. Our customers include approximately 150 core platform customers, which represented 91% and 94% of our total revenue for the year ended March 31, 2012 and the nine months ended December 31, 2012, respectively. Our core platform customers include (listed alphabetically): AT&T, Blue Cross Blue Shield Association, Blue Cross Blue Shield of North Carolina, Daimler AG, Detroit Medical Center, General Motors and the Vermont Blueprint for Health.

For the years ended March 31, 2012, 2011 and 2010, and for the nine months ended December 31, 2012, our total revenue was $74.7 million, $54.2 million, $40.5 million and $65.0 million, respectively, our net loss was $3.3 million, $1.3 million, $4.4 million and $2.4 million, respectively, and our Adjusted EBITDA was $2.6 million, $4.0 million, $0.4 million and $3.6 million, respectively. Adjusted EBITDA is a non-GAAP financial measure. For a definition of Adjusted EBITDA, an explanation of our management’s use of this measure and a reconciliation of our Adjusted EBITDA to our net income, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Metrics.”

Our History

Our predecessor, Covisint LLC, was founded in February 2000 by a consortium of global automotive manufacturers to improve their ability to collaborate and transact with thousands of suppliers worldwide and reduce the cost of procuring components and materials. The consortium made a significant investment in the development of a robust, highly-secure cloud-based business-to-business network for automotive supply chains that included messaging, portal and web services technology. In March 2004, Compuware purchased substantially all of the assets of Covisint LLC including its name and messaging, portal and web services technology. As an operating division of Compuware, Covisint has extended the platform through continual investment and innovation, which has enabled Covisint to expand the platform to other industries with complex external business relationships, like healthcare and energy, as well as expand its range of applications within the auto industry.

Industry Background

Cloud computing is evolving to enable more complex business processes

The emergence of cloud computing over the past decade is leading to a fundamental transformation of organizations and their IT environments. Cloud computing services are provided over the Internet and typically take advantage of shared, centralized resources, which allow users to benefit from the economies of scale implicit in the business model. As a result of the many benefits of cloud computing, organizations are increasingly adopting cloud computing services. According to Forrester Research, the worldwide cloud computing market is expected to grow from $61 billion in 2012 to more than $241 billion by 2020.

As cloud computing has become more widely adopted, organizations have begun to appreciate the new ways in which it enables them to interact and engage with external parties. In particular, organizations in many industries are seeking to use cloud-based technologies to streamline and automate complex, information-intensive business processes, and to implement external engagement models, such as health information exchanges, which involve the integration of data from disparate sources and the exchange of and access to sensitive information, such as private patient information, across business communities, organizations and systems. We believe organizations in a wide range of industries have a significant opportunity to leverage cloud computing to enable external mission-critical business processes and to improve collaboration with external parties including customers, business partners and suppliers.

Organizations are transforming the way they interact with their external constituents

The evolution in cloud computing is accelerating a number of dramatic changes in the way that organizations interact with their customers, business partners, suppliers and other external constituents. To survive and succeed in today’s highly-dynamic and competitive environment, organizations need to provide broad and secure access to and the ability to exchange critical business information, such as healthcare records, among their external constituents. Some of the most significant trends driving this transformation include:

Rapidly changing end-user behavior and expectations for cloud-based collaboration and information exchange. The increasing adoption of online tools in everyday life is fundamentally changing consumer behavior and creating expectations within organizations for similar capabilities. Individuals who recognize the benefits of easy-to-use, cloud-based collaboration from experiences in their personal lives now expect to see similar efficient collaboration in their business processes. This preference by individuals, in their roles as employees, customers, business partners and suppliers, is driving demand for cloud-based secure information exchange and business collaboration tools.

Increased demand for secure system and data integration across organizational boundaries. The need to improve and accelerate business performance is leading to a significant increase in the flow of sensitive digital information beyond traditional organizational boundaries. Organizations that operate as part of globally distributed value chains that often consist of an extensive network of customers, business partners and suppliers are actively seeking ways to improve the ability to share data and information within these networks. This raises new challenges for standardizing and integrating data in a secure manner across systems and organizations.

Competitive pressures for timely, innovative external engagement processes. The current business environment requires organizations to capitalize quickly on new opportunities to strengthen their relationships with their customers and improve their competitiveness. The complexity of secure information sharing to make this type of opportunity possible requires technology and domain expertise that is not readily available within most organizations.

Cloud-based business processes are becoming fundamental to organizations’ business models. Organizations are increasingly using cloud-based processes to streamline and automate their core, external-facing operations and in many cases to enable entirely new business models. These cloud-based solutions require a high degree of security, reliability and scalability.

Industry-specific trends are driving additional demand

In certain industries, the need for secure information exchange and collaboration across organizations is being compounded by unique vertical-specific trends:

Automotive. There has been a significant shift in how automotive manufacturers connect with and reach customers. Manufacturers are seeking to provide enhanced information experiences for the new “connected consumer” through a variety of access points, including in-vehicle systems, websites and mobile devices. The number of these “connected vehicles” being manufactured by automakers is rapidly growing; Secured by Design Ltd. predicts that by 2015 over 30 million new vehicles will have the ability to connect to the Internet. The availability of features such as telematics and in-vehicle entertainment systems creates a need for secure authentication of users to multiple third-party applications and services, such as Internet radio and location-based information services. These services reside in many different locations, and, in order to deliver the features of connected vehicles that consumers and automakers demand, drives increasing needs for cloud-based identification, authentication and network security.

Additionally, the highly-integrated, global and distributed nature of the automotive supply chain makes immediate and continuous visibility into the entire supply chain particularly critical for conducting business and managing risk. Recent events, such as the 2011 tsunami in Japan that brought production to a halt for several automotive manufacturers, have highlighted the significance of real-time insights into the entire supply chain and the ability to dynamically adapt to changing conditions. Vendors across the automotive industry, including dealers, financing sources and automakers, are utilizing the cloud to share information and streamline business processes across global supply chain boundaries.

Healthcare. One of the primary healthcare reform initiatives designed to reduce healthcare costs and improve patient care and overall population health is a new reimbursement model that is driving the shift from fee-for-service to outcomes-based care delivery. This “accountable care” model requires the primary stakeholders—physicians, hospitals and payers—to be jointly accountable for the overall cost and quality of care and share digital information and coordinate patient care in order to reduce healthcare costs.

Private and publicly funded health information exchange initiatives, which make healthcare information available electronically among providers and payers within a community, are playing an important role in driving the information sharing and collaboration that are required for accountable care initiatives to succeed. The cloud is being used for aggregating, sharing and analyzing patient information from various systems and facilities and making that information available to provide a comprehensive view of a patient’s history and condition, which can eliminate redundant testing, reduce errors in care delivery and improve overall quality of care.

Energy. The global energy industry is geographically dispersed and requires significant information sharing, communication and data protection. The energy industry includes a large number of joint ventures that require the sharing of critical geological, operational and financial information among a large distributed network of organizations, including joint venture partners, who are often competitors, and outside contractors. This requires making information available to and enabling collaboration among this widely distributed network of constituents with appropriate identity management and access limitations.

Other Industries. Organizations in many industries, such as financial services and the public sector, face similar challenges in connecting with external audiences. We believe a wide variety of organizations globally will benefit from using cloud-based technologies to meet their need to collaborate with customers, business partners and suppliers.

Customer requirements are extensive and challenging

The requirements for enabling cloud-based, mission-critical business processes among thousands and potentially millions of external constituents are extensive and challenging. These requirements typically include:

Security. Organizations require the ability to make sensitive information easily accessible to large populations of users through a wide range of devices. The dynamic nature of distributed communities of customers, business partners and suppliers creates the need for organizations to control, streamline and automate the process of enabling and disabling access to critical information and validating user identities.

Integration. Organizations must be able to seamlessly integrate with a wide variety of information systems. Critical information resides across multiple organizations both on premise and in the cloud and in disparate data formats.

Flexibility. To respond to rapidly-evolving business demands and opportunities, organizations seek high-quality solutions that can be quickly implemented and broadly adopted. Rapid deployment of solutions is a critical success factor in bringing new initiatives to market. Organizations must move with speed and agility in order to capitalize on rapidly evolving business opportunities.

Reliability. Organizations require enterprise-grade reliability to bring mission-critical business initiatives to market, and anything less jeopardizes an organization’s ability to remain competitive. Solutions are measured within organizations in terms of ready accessibility to fulfill dynamic requirements on an as needed basis.

Compliance. Private and confidential data is subject to a growing number of regulations governing the tracking and auditing of, and access to, information. These regulations include the Sarbanes-Oxley Act and the Health Insurance Portability and Accountability Act. Governmental requirements and internal organizational policies and controls are creating the need for secure, auditable and compliant processes as well as process management and collaboration.

Currently available technologies are insufficient

We believe that, while portions of these requirements can be addressed by a variety of different technologies, there is no comprehensive solution in the market today to address all of these requirements. Existing technologies include internally developed applications, custom-built applications developed by systems integrators, point technologies, industry-specific applications and emerging Platform-as-a-Service offerings.

We believe that Platform-as-a-Service offerings are best suited to address all of the unique requirements of delivering external mission-critical business processes due to their combination of robust infrastructure and flexibility to meet a wide range of specific business requirements. According to IDC, the global Platform-as-a-Service market is expected to grow from $3.8 billion in 2012 to $9.1 billion by 2015, representing a CAGR of 34%. We believe that there is a significant market need today for a Platform-as-a-Service offering that combines security, scalability, rapid deployment, ease-of-use and deep industry-specific expertise.

Our Solution

Covisint provides a comprehensive and integrated cloud platform that allows organizations to securely connect, engage, and collaborate with their extended enterprise of customers, business partners, suppliers and other external parties. Our platform consists of a suite of cloud-based technologies for creating highly-secure solutions that streamline and automate external mission-critical business processes between our customers and their key external constituents. Our solutions are typically deployed to enable the exchange of and access to critical information.

We market industry solutions that we believe address the most significant external challenges for organizations in a wide range of industries. Our solutions are designed for large, global organizations with complex external business relationships and highly-secure external business processes. These solutions are highly-scalable and flexible to meet the specific needs of our customers, including workflow, content and branding. The key benefits of our solutions for our customers include:

•

Secure access to critical information. Our platform provides simple, secure access to mission-critical information and applications at the moment of engagement through a common, branded interface; enabling secure, reliable communication and collaboration with key external audiences including customers, business partners and suppliers. Our cloud identity services layer enables organizations to simply and securely manage user identities across virtually any combination of customers, business partners, suppliers, external systems, cloud services and end-user groups. Our technology provides organizations with a centralized identity and access management platform for managing access to organizational information and applications for external constituents through a single, secure identity.

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Comprehensive data integration. Our platform integrates with our customers’ existing enterprise systems, as well as with the systems and business processes of their customers, business partners, suppliers and other third parties, to provide a unified source of critical information.

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Speed and agility. Our platform enables the rapid creation and deployment of new mission-critical business processes that can be configured to meet customer and industry-specific business requirements in order to support the development of timely new business models.

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Mission-critical scalability and reliability. Our platform provides a high degree of scalability to support large transaction volumes, while maintaining the highest levels of performance and uptime required to support mission-critical processes.

•	Compliance. Our platform assists our customers with meeting regulatory compliance obligations governing access to, and sharing of, private and confidential information.

Our Growth Strategies

We intend to extend our position as a leading cloud-based engagement platform for creating and enabling external mission-critical business processes. Our key growth strategies include:

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Continued innovation and enhancement of our platform. We believe the comprehensive nature of our platform provides us with significant competitive advantages, particularly as it relates to addressing the unique security, identity and access management, data exchange and compliance needs of large scale external engagement models. We intend to continue investing in research and development to expand the functionality and capabilities of our platform, particularly in mobility, analytics and our AppCloud® solution developer community, and to develop additional industry vertical solutions that will create new entry points with customers. We may also pursue acquisitions of complementary businesses or technologies to accelerate these initiatives.

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Expand within our current customer base. We believe there is a significant opportunity to expand the adoption of our platform within our current customer base by selling additional business solutions and expanding usage of already-deployed solutions. As our core customers derive value from our platform, they are able to expand their use of our platform from a single business initiative within a specific business unit or geography to new business initiatives. We intend to leverage our high customer satisfaction rates to increase the use of our already-deployed solutions to these customers and to cross-sell new solutions addressing additional external business relationships.

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Acquire new customers. We believe most organizations use inadequate technology to engage with external audiences and that there is rapidly growing awareness of the benefits of cloud deployment models. We intend to capitalize on these trends and expand our customer base by leveraging our established position in our existing markets, hiring additional sales and marketing personnel and by developing and expanding strategic relationships with channel partners. Our platform is global and is currently used to support the international operations of customers. We intend to continually grow our sales internationally by expanding our direct sales force and strategic alliances outside our principal geographic markets.

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Penetrate new vertical markets. While to date we have focused our efforts on the automotive, healthcare and energy markets, we believe our comprehensive technology platform is applicable to a wide range of industries that face similar business challenges in engaging externally. Our expansion into the healthcare vertical, beginning in 2006, and our more recent initial success in the energy vertical demonstrate our ability to apply our technology to and develop industry-specific solutions for organizations in new verticals. We intend to leverage our core platform technology along with our experience and proven customer success within our principal markets to enter into new vertical markets, such as financial services and the public sector, that have similar characteristics and business challenges.

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Expand channels and strategic alliances. We are developing strategic alliances that we believe will improve our access to and ability to support new vertical and geographic markets and prospective customers. We intend to invest in developing and expanding strategic alliances with resellers, managed services providers, telecommunication service providers, systems integrators and independent software vendors in order to complement our direct selling efforts and extend our market reach.

Our Cloud Engagement Platform

The Covisint platform is a robust, highly-scalable set of technology services. The platform has been successfully deployed for over 11 years and provides a secure framework for delivering solutions and applications that streamline and automate external mission-critical business processes. We deliver our platform through industry-specific solutions that address certain external mission-critical business processes involving customers, business partners, and suppliers and can be further configured to address our customers’ specific business requirements. Our platform fills the need for external collaboration and information sharing solutions with the highest level of security and scalability.

Our customers typically use our platform to provide a single identity to users, including their customers, business partners and suppliers, enabling these users to access highly-secure, mission-critical information and applications from a wide variety of integrated data sources. Additionally, we provide our customers with a comprehensive support structure for running our global solutions that includes monitoring, disaster recovery, usage reporting and audit. The graphic below illustrates our platform:

Key Technologies of the Platform

Cloud Identity Services

Our cloud identity services layer enables organizations to simply and securely manage user identities across virtually any combination of customers, business partners, suppliers, external systems, cloud services, and end-user groups. Our technology provides organizations with a centralized identity and access management platform for managing access to organizational information and applications for external constituents through a single, secure identity. Our cloud identity services framework is comprised of the following components:

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Authentication services: Authenticates external users and confirms identity prior to granting access to systems, and allows organizations to easily conform to existing and future regulations, such as the requirement for strong authentication for access to personal healthcare records;

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Identity provider: Automates and manages a user’s identity, including invitation, registration and approval, and suspends and removes identities once the user is no longer engaged with an organization; and

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Identity broker: Provides organizations with a single point of contact to share identities transmitted from and to customers, business partners and suppliers, thus significantly simplifying the task of creating an identity network.

Cloud Portal Services

Our cloud portal services provide a secure user interface framework for enabling simple, integrated end-user access to relevant information and applications that may come from a variety of different sources. This framework consists of:

•	Personalized user experience and engagement;

•	Context-based aggregation of information;

•	Mobility framework;

•	Mission-critical content management;

•	Collaborative tooling;

•	Usage analytics;

•	Secure exchange of files;

•	Enhanced search;

•	Web chat; and

•	Integration with social networks using OpenSocial compatibility specifications.

Cloud Data Exchange Services

Our cloud data exchange services allow organizations to securely and reliably integrate data sources and exchange information between customers, business partners and suppliers. This functionality allows for data standardization through translation services, delivering data in an acceptable format for business initiatives. Our cloud data exchange services layer is comprised of the following components and features:

•	Full enterprise-service bus;

•	Standardization, routing, and delivery of data;

•	Global protocol support;

•	Workflow orchestration;

•	Archiving and retrieval;

•	Community management; and

•	Publishing and subscriptions.

AppCloud®

Our AppCloud® is a flexible, easy-to-use cloud-based platform providing quick, single sign-on access to approved third-party applications and application program interfaces (APIs) through a developer community. Our AppCloud® delivers secure, simplified end-user access to relevant applications, and allows customers and other third parties to develop their own applications on our platform. The key capabilities of our AppCloud® include:

•	Open API framework;

•	Third-party applications across vertical industries;

•	Application developer community;

•	Customer applications; and

•	Storefront for extended value.

Our Go-to-Market Solutions

We generally sell solutions that have been developed to streamline and automate specific external mission-critical business processes. Many of these solutions address industry-specific requirements, although some address general business processes that are applicable to many industries. Examples of our go-to-market solutions include:

Automotive Industry

Within the global automotive industry, we focus our platform and solutions on global automakers and their direct suppliers. We provide global, external solutions across the automotive industry for connecting the supply chain, global dealer networks, consumers and joint ventures. Our solutions for the automotive industry include:

Connected Vehicle & Owner Engagement

Covisint enables automakers to provide customers with an engaging experience throughout the ownership cycle. The Covisint platform provides owners with secure, single sign-on access to vital vehicle information such as miles to the next oil change and in-car services such as entertainment, navigation, and hands-free communication. In addition, with more in-vehicle applications coming to market, there is an increased need to manage access and security. Covisint provides the ability to connect and disconnect applications, users and vehicles. This allows owners to securely generate vehicle commands such as remotely starting the engine or unlocking the doors—using the device of their choosing. The Covisint solution also allows automakers to view integrated information from multiple sources in order to monitor individual owner engagement. With this information, the automaker is able to enhance the ownership experience with targeted, personalized communications based on individual owner preferences.

Supply Chain Engagement

Covisint enables automakers and suppliers to securely exchange information across one of the largest business-to-business platforms in the world, connecting over 80,000 organizations. Our Supply Chain Engagement solution is cloud-based and provides connectivity and communication to organizations of any size or in any location across the global supply chain. Covisint provides industry-wide identity management to over 478,000 users, providing suppliers with a single point-of-access to over 600 automaker applications and enabling automakers and suppliers to provide an efficient user experience, reduce cost and complexity and streamline business processes, while concurrently minimizing risks associated with sharing information and applications across a wide variety of supply chain members.

Dealer Engagement

Our platform delivers a dynamic and integrated dealer network experience to enable more efficient processes and make information more easily accessible. These could include dealer lead management systems, inventory, dealer trade, vehicle ordering, and financing systems providing dealers with real-time visibility to information and streamlining processes that enhance the dealer business experience.

Healthcare Industry

Our platform delivers secure capabilities for sharing private health information across communities of care, providing a single identity for care givers to access and share information and applications no matter where they may reside. We believe our platform provides the foundational health information technology requirements for delivering on evolving accountable care models, including security, interoperability, and analytics. Our solutions for the healthcare industry include:

Health Information Exchange

Our platform connects isolated systems and bridges the communication gaps left by the rollout of proprietary electronic medical records, electronic health records and health information exchange-only solutions, by enabling providers to integrate existing systems and information across the community and providing a single identity to care givers for securely accessing this information. At the core, the platform provides a comprehensive, real-time view of a patient’s clinical information by consolidating data from a variety of systems. This allows for improved care delivery, and leads to the elimination of redundant testing and a reduction in readmissions and diagnosis errors.

Clinical Messaging

Our platform enables the secure distribution of clinical and administrative data, such as referrals, laboratory and radiology results from a hospital or health system, to the entire provider community and physician offices. This solution provides minimal disruption for physicians, allowing them to receive information by their method of choice. Information can be delivered to a clinical inbox, by fax, or directly populated into a physician’s existing electronic medical record.

Analytics

Our platform enables the aggregation of information across the care community into an analytics engine. This delivers on the reporting requirements for Meaningful Use, Accountable Care Organizations, and the shift to outcomes-based medicine. The analytics layer of the platform allows for applying evidenced-based guidelines from standards organizations to identify gaps in care and alert care providers to needed actions. This allows for identifying quality improvements and cost saving opportunities to report on performance for payment and reimbursement opportunities.

Energy Industry

Our platform is leveraged by large global energy companies to connect with external partners, including contractors and joint venture partners, to provide secure access to resources. Our platform provides a centralized mechanism for granting access rights to the appropriate users across joint venture initiatives and provides joint venture partners with a single identity to securely access all the information, applications and systems required to manage their role in the joint venture. This reduces the administrative burden and complexity of global collaboration as joint venture members are provisioned to critical information and applications while complying with industry regulations.

Identity Management/Platform Solutions

Our platform delivers a robust identity and access management solution that reduces the burden of integrating complex systems, managing multiple IDs and passwords across a wide network of internal and external employees, customers, partners and other stakeholders. This reduces time-consuming administration and supports reporting compliance.

Backlog

We consider our backlog balance to be future years of contractually committed arrangements. As of December 31, 2012 and 2011, our backlog balance was $108.7 million and $101.8 million, respectively.

Our Customers

Our customers include large, globally distributed organizations and mid-sized organizations with complex external business relationships, as well as the participants in their business relationships.

As of December 31, 2012, over 3,000 customers in diverse industries have deployed our platform to connect to over 80,000 of their customers, business partners and suppliers. This allows more than 18 million users to access the mission-critical applications and information provided by our customers. Our customers include approximately 150 core platform customers, which represented 91% and 94% of our total revenue for the year ended March 31, 2012 and the nine months ended December 31, 2012, respectively. Our core platform customers include large, globally distributed organizations in the automotive, energy, travel and financial services industries, as well as national and regional insurance companies, health systems and hospitals in the U.S. healthcare industry. These core platform customers include (listed alphabetically): AT&T, Blue Cross Blue Shield Association, Blue Cross Blue Shield of North Carolina, Daimler AG, Detroit Medical Center, General Motors and the Vermont Blueprint for Health. Our remaining customers include a variety of organizations that pay us a relatively nominal fee to either connect to one of our core platform customers or use one of our industry-specific solutions.

For the nine months ended December 31, 2012, customers in the automotive industry accounted for 57% of our revenue, customers in the healthcare industry accounted for 30% and all other customers accounted for 13%. For the nine months ended December 31, 2012, our only customer providing over 10% of our revenue was General Motors. Our relationship with General Motors consists of multiple, separate business initiatives for different business segments within General Motors, including supply chain, marketing, OnStar and dealer relations.

Services

We offer enabling services that include implementation, solution deployment and on-boarding. Implementation services typically consist of user migration, content migration, branding and configuration to support customer-specific workflows. The ability to provide flexibility in the implementation of our platform for our large enterprise customers is one of our key differentiators. Our services engagements typically occur in phases and can vary from a few weeks to several months depending on the scope and complexity of the solution. Our customers may choose to do much of this work in-house, through a third party or with Covisint. We currently subcontract portions of our consulting engagements to our third-party implementation partners, including Compuware, to supplement our staffing needs within this area of the business. As part of our separation from our parent, most of these Compuware personnel will transition to Covisint. We do not expect our costs to increase as a result of this transition. We expect to continue to use third-party personnel, and may continue to use Compuware personnel on a more limited basis, for the provision of our services after this offering. We are actively building a network of third-party services organizations that serve as Covisint resellers, sub-contractors or referrals. We support our customers and partners as they implement solutions independently using Application Programming Interfaces (API) and our Developer Portal.

Sales and Marketing

We sell our platform through our global direct sales team and channel partners. Our direct sales team includes field sales and solution engineering personnel. Sales personnel are organized by verticals, which currently include the automotive, healthcare, energy and enterprise sectors. Sales personnel within each vertical are further divided into geographic regions across North America, Asia and Europe.

We anticipate expanding our relationships with system integrators, value-added resellers and other organizations as we launch our strategic channels and alliances program and enter additional international markets and new verticals.

Our marketing and lead generation activities consist primarily of targeted industry and technology demand generation programs and events, customer referrals, digital advertising, webinars and press relations. We target cloud decision makers, business executives, technology professionals, quality and performance managers, clinicians, physicians and senior business leaders.

As of December 31, 2012, we had 105 employees in sales and marketing. In addition, our channel partners had approximately 35 sales personnel representing our platform solutions.

Customer Support

Our customer support services are available 24x7x365 globally and include live-agent telephonic support as well as web-based and self-help options. Our customer support team is staffed by highly-skilled and experienced personnel who receive extensive training on the deployment and maintenance of our services and on the operation of our data centers. A standard deployment includes level-two support. Customers may contract for optional level-one support services to augment our standard support offering, which entitles them to single point of contact, issue resolution and escalation services and more stringent service level agreements.

Technology and Operations

Covisint’s cloud-based platform is designed to support mission-critical business processes of large organizations. Our platform is highly-scalable and designed to process millions of transactions, manage terabytes of data, and provide access for millions of users every day. Our platform is enterprise-grade, continuously available across the globe and addresses our customers’ most demanding uptime requirements.

Our technologies, policies and procedures solve our customers’ most complex risk, security and compliance challenges. We process highly-sensitive consumer, patient and supply chain data. We secure this information in physical, virtual and cloud computing environments with our industry leading role-based identity management, data encryption, and database management services.

The core platform is written in Java and is optimized for usability and performance. We also leverage Web 2.0 technologies like AJAX, HTML and HTML5, and security standards like OAuth and SAML. To expand the value of our platform, we have developed our software development kit including a broad set of APIs that enable our channel partners and customers, to use our AppCloud® service to develop custom applications and integrations. Our solutions often combine proprietary and open source technologies. Open source technology reduces the overall cost to our customers and allows us to bring innovations and enhancements to market in a more expedient and efficient manner.

We operate both multi-instance and multi-tenant architectures depending on our customers’ need for dedicated applications and databases. Most Covisint solutions are hosted on a shared infrastructure although some enterprises and healthcare organizations request dedicated servers. Our platform is provided as a public cloud, private cloud or a hybrid approach. Customers and third parties can customize the platform to meet their specific branding and user experience requirements through our proprietary or integrated technologies.

We work with Savvis to host our enterprise-class hardware. We currently utilize facilities located in Chicago, Detroit, Tokyo, Frankfurt and Shanghai. This allows us to ensure reliability, redundancy and performance for all our customer solutions. In addition to our Savvis relationship and international facilities, we maintain and operate a disaster recovery facility in our Detroit, Michigan headquarters.

Research and Development

Our engineering efforts support product development on our cloud-based platform. We work closely with our customers to continually improve and enhance our platform and develop new products and features. We emphasize collaboration with customers throughout all areas of our organization in the development process. By leveraging the cloud architecture of our platform, we are able to deploy new features and functions across our entire customer community. This allows us to rapidly react to customer support issues, new compliance regulations and customer feature and functionality requests.

As of December 31, 2012, we had 91 employees, and had engaged an additional 103 Compuware and third-party personnel, in research and development. As part of our separation from our parent, most of these Compuware personnel will transition to Covisint. We do not expect our costs to increase as a result of this transition. We expect to continue to use third-party personnel, and may continue to use Compuware personnel on a more limited basis, for research and development initiatives after this offering. Our research and development cost incurred were $9.4 million in fiscal 2012, $4.6 million in fiscal 2011, $7.5 million in fiscal 2010, and $12.7 million in the nine months ended December 31, 2012.

Our Competition

We sell our platform in an extremely competitive environment characterized by rapid technological change, shifting customer needs and frequent introductions of new solutions and services and we expect to face additional competition in the future. We believe that the key competitive factors in our market include:

•	Security;

•	Scalability;

•	Speed of implementation;

•	Ability to enable users to maintain regulatory compliance;

•	Features and functionality;

•	Ability to meet customer service level requirements; and

•	Price.

The overall market for enterprise cloud-based platforms and solutions is emerging. While our primary competition currently comes from internal IT groups and established systems integrators, we expect that the competitive landscape will change as the market evolves and cloud computing is more broadly adopted. We believe that our competition fits into the following categories:

•	Systems integrators, such as IBM, Hewlett-Packard and Dell;

•	Cloud-based platform vendors, such as Salesforce.com and Microsoft Azure;

•	Business-to-business integration and data exchange vendors, such as GXS and Sterling Commerce, a division of IBM; and

•	Internally developed solutions.

Our competition, including system integrators and internal IT groups, often subscribe to or license other cloud-based platforms and third-party solutions to solve their customers’ specific business problems. Certain cloud-based platform vendors also offer development resources and consulting services that allow them to customize their platform to the customer’s requirements. To a lesser extent, systems integrators and internal IT groups will develop a cloud-based platform comparable to ours. In all cases we believe these offerings require customization to leverage prior technology investments, solve the specific business problem and generate a competitive advantage for the customer.

In contrast, our platform is pre-built with vertical-specific data types, identity frameworks and workflows that minimize the need for customization, speed time to market and generate comparable competitive advantage. In addition, we continuously update our platform as innovation and new regulations increase or alter data types, technology standards or role-based identity requirements. While we are able to leverage these investments across our customer base, internal IT groups and system integrators that develop custom platforms may be challenged with building cost-effective solutions that compete favorably over time.

We compete against the companies listed above in the industries to which we market. The majority of them are global technology companies, and we will continue to compete against them in those industries to which we market. We believe that we compete favorably on the basis that we deliver a comprehensive platform that is scalable, reliable and secure. Our platform delivers on initiatives through agility and speed with a solution focus that is achievable through flexible implementation with deep expertise related to security, identity management and vertical industry-specific requirements.

Intellectual Property

We protect our intellectual property rights by relying on federal, state and common law rights, as well as contractual restrictions. We manage ownership of and access to our proprietary technology by requiring the execution of confidentiality and invention assignment agreements by our employees, contractors and consultants, and confidentiality agreements with third parties. We also rely on a combination of trade secret, copyright, trademark, trade dress and domain name protections to maintain our intellectual property rights.

We hold a patent in the U.S. on our core technology, in the context of an industry-wide business-to-business exchange. This patent will expire in 2028. In addition, we pursue the registration of our domain names, trademarks and service marks in the United States and in certain locations outside the United States.

Circumstances outside our control could pose a threat to our intellectual property rights. Effective intellectual property protection may not be available in the United States or other countries in which our solutions are distributed. In addition, the efforts we have taken to protect our proprietary rights may not be sufficient or effective. Any impairment of our intellectual property rights could harm our business or our ability to compete and harm our operating results. See “Risk Factors—We may not be able to adequately protect our intellectual property rights and efforts to protect them may be costly and may substantially harm our business.”

Employees

As of December 31, 2012, we had 383 full-time employees, including 179 in services and ongoing support, 91 in research and development, 105 in sales and marketing and 8 in administrative and general roles. None of our employees are represented by a labor union or covered by a collective bargaining agreement. We have not experienced any work stoppages, and we consider our relations with our employees to be good.

We supplement our services and research and development workforce with approximately 229 Compuware and third-party personnel to meet customer demand, address customization of our platform or provide specific industry expertise. As part of our separation from our parent, as many as 181 Compuware personnel will transition to Covisint. We do not expect our costs to increase as a result of this transition.

Legal Proceedings

At this time we are not involved in any litigation. We may, from time to time, be party to litigation and subject to claims incident to the ordinary course of business. As our growth continues, we may become party to an increasing number of litigation matters and claims. The outcome of litigation and claims cannot be predicted with certainty, and the resolution of these matters could materially affect our future results of operations, cash flows or financial position.

Facilities

We maintain our principal offices and a backup data center, totaling approximately 43,000 square feet, in Detroit, Michigan under a real estate license granted under our shared services agreement with Compuware. We maintain additional offices in Durham, North Carolina, Frankfurt, Germany and Shanghai, China pursuant to licenses under the shared services agreement. The licenses are cancellable in connection with termination of the shared services agreement following the Tax-Free Distribution, if any. In the event the Tax-Free Distribution occurs, we will be required to replace the facilities and offices covered by our real estate license or negotiate new terms with Compuware. Pursuant to third-party hosting agreements, we also have access to facilities in Chicago, Illinois and Tokyo, Japan.

We believe that our existing facilities and offices are adequate to meet our current requirements and that suitable additional or substitute space will be available as needed to accommodate expansion of our operations.

MANAGEMENT

Executive Officers and Directors

The names of our executive officers and directors and their ages as of March 1, 2013 are as follows:

Name	Age	Position(s)
David A. McGuffie	52	President, Chief Executive Officer and Director
W. James Prowse	70	Chief Financial Officer
Steven R. Asam	39	Senior Vice President of Delivery, Operations and Engineering
Robert C. Paul	50	Chairman and Director
Bernard M. Goldsmith	69	Director
William O. Grabe	74	Director
Ralph J. Szygenda	64	Director

David A. McGuffie

Mr. McGuffie has been a director of Covisint since April 2008. He was appointed as our Chief Executive Officer in November 2012 and has served as our President and Chief Operating Officer since 2008. Mr. McGuffie has been a senior-level executive leader with Covisint since its original inception in 2000. Prior to 2008, he served as Covisint’s Senior Vice President of Information Technology. In this position, Mr. McGuffie managed customer deployment and care, product development and technology operations. Prior to Covisint, he served in several IT leadership positions with Ford Motor Company, working for 15 years in supply chain, dealer operations, marketing and sales. Mr. McGuffie’s leadership, vision and in-depth knowledge of Covisint make him an invaluable asset to our board of directors. Mr. McGuffie currently serves on the advisory board of the Michigan Council of Women in Technology. Mr. McGuffie earned his Bachelor of Science degree from Central Michigan University.

W. James Prowse

Mr. Prowse has served as our Chief Financial Officer since April 2010. He has served on the board of directors of Compuware since December 1986 and was also employed by Compuware from 1984 to 1999 serving in a number of senior executive leadership roles, including as Chief Financial Officer, in various departments including finance, marketing, human resources, corporate development and investor relations. He was a private investor from 1999 until he joined us in 2010. In addition, from November 2008 through March 2010, Mr. Prowse performed consulting and advisory services for Compuware under an independent contractor agreement. Mr. Prowse serves on the board of directors for several non-public organizations, including CareTech Solutions, Inc. (in which Compuware has a 33.3% equity interest), serving on its Audit and Compensation Committees since 1999; the Karmanos Cancer Institute since 2004, serving as the chairman of the Audit Committee and as a member of the Governance Committee; Delphinus Medical Technologies since 2005; and the Michigan Opera Theatre since 2006. Mr. Prowse earned both his Bachelor of Arts degree and his Master of Arts degree in applied mathematics from Harvard University.

Steven R. Asam

Mr. Asam has been with Covisint since it was originally founded in 2000. Today, Mr. Asam serves as Covisint’s Senior Vice President of Delivery, Operations and Engineering. In this position, he oversees all research and development of the Covisint platform and vertical specific solutions. In addition, Mr. Asam manages our customer support, implementation, solution deployment, on-boarding and data center operations for all industry sectors. Prior to joining Covisint, Mr. Asam provided technology leadership at Ford Motor Company on several large scale business-to-business and business-to-consumer projects. Mr. Asam earned both his Bachelor of Science degree in computer engineering and Masters of Science degree in computer information systems from the University of Michigan.

Robert C. Paul

Mr. Paul has been a director of Covisint since April 2008. He was appointed as the Chairman of our board of directors in November 2012. Mr. Paul has served as Compuware’s Chief Executive Officer since June 2011 and previously served as its President and Chief Operating Officer from April 2008 to June 2011. Mr. Paul brings to our board of directors a strong background in managing and leading a variety of technology companies. Prior to April 2008, Mr. Paul was President and Chief Operating Officer of the Covisint division of Compuware since Compuware purchased substantially all of the assets of Covisint LLC (our predecessor) in March 2004. Prior to the acquisition, Mr. Paul spent nearly three years at Covisint LLC as its Chief Executive Officer and President. From February 2007 through July 2007, Mr. Paul served on the board of directors of Blackhawk Systems, Inc. Prior to his employment with Covisint LLC, Mr. Paul served as President of Future 3, a provider of supply chain management software applications for the automobile industry. Prior to that, he served as President and Chief Operating Officer of Coherent Networks, Inc. Mr. Paul also served on the board of directors of the Oakland University Business School. Mr. Paul attended Aquinas College and the University of Michigan. Mr. Paul’s industry perspective, leadership experience, intimate knowledge of Covisint and his ability to position technology companies for success provide an important skill set to our board of directors.

Bernard M. Goldsmith

Mr. Goldsmith has served as a director of Covisint since November 2012. Mr. Goldsmith is a general partner of Updata Partners, a private equity firm he co-founded in 1998 that invests in software, Internet and business services companies. Mr. Goldsmith has spent more than 35 years in the information technology industry, as a founder, senior executive, investor, and advisor to leading software and IT services companies. He is an “audit committee financial expert,” as defined by the rules and regulations of the SEC. In 1968, Mr. Goldsmith founded CGA Computer, Inc. (“CGA”), which went public in 1969, and later was taken private with General Atlantic Partners in 1984 through a leveraged buyout. In 1986, CGA’s divisions were sold to Computer Associates and CapGemini, after which Mr. Goldsmith co-founded Updata Software and Sablesoft, both of which were acquired by Online Software and Platinum Technologies, respectively. Mr. Goldsmith has previously served on the boards of directors of several publicly traded companies including: Goal Systems, Compuware (NASDAQ: CPWR), Alphanet, Astea (NASDAQ: ATEA) and Frontstep. He received his Bachelor of Arts degree from Rutgers University. Mr. Goldsmith’s financial expertise, his significant experience in the information technology industry and his strong background in founding, leading, and growing technology companies, as well as his experience in strategic mergers and acquisitions will provide our board of directors with valuable insight and leadership.

William O. Grabe

Mr. Grabe has served as a director of Covisint since November 2012. Mr. Grabe has served as a director of Compuware since April 1992. Mr. Grabe possesses broad experience in financial and technology companies. Mr. Grabe is an Advisory Director of General Atlantic LLC, a private equity firm that provides capital for global growth companies, and has been affiliated with General Atlantic LLC and its predecessors since April 1992. Prior to his role at General Atlantic, Mr. Grabe was an IBM Vice President and General Manager for the Marketing and Services group at IBM United States. Mr. Grabe is currently a director of Lenovo Group Limited (SEHK: 0992) (Chairing its Compensation Committee) and Gartner, Inc. (NYSE: IT) (Chairing its Governance Committee) and previously served on the boards of directors of InfoTech Enterprises Limited (NSE: INFOTECENT), from 2007 to 2010, and Patni Computer Systems, Ltd., from 2002 to 2011. Mr. Grabe also serves on the board of directors for several non-public organizations, including Quality Technology Services, and several not-for-profit organizations including Outward Bound International, the UCLA Anderson School of Management, The Nature Conservancy in Florida, The Santa Lucia Preserve and the board of directors of Grand Canyon Trust. Mr. Grabe earned his Bachelor of Science degree from New York University and his Master of Business Administration degree from the UCLA Graduate School of Business. Mr. Grabe’s broad experience as a director of a number of public companies, along with his long career as a private equity investor and former manager at IBM and his 20-year history with Compuware, allow him to bring a unique and valuable perspective to our board of directors.

Ralph J. Szygenda

Mr. Szygenda has served as a director of Covisint since November 2012. Mr. Szygenda has served as a director of Compuware since October 2009. Mr. Szygenda brings to our board of directors an in-depth knowledge of the technology industry. He served as Group Vice President and Chief Information Officer of General Motors Corporation from 2000 through his retirement in September 2009. From 1996 to 2000 he was Vice President and Chief Information Officer of General Motors Corporation. Prior to his role at General Motors Corporation, Mr. Szygenda was the Vice President and Chief Information Officer of Bell Atlantic Corporation (1993 to 1996) and Vice President, Chief Information Officer and General Manager of the Enterprise Systems business unit of Texas Instruments (1989 to 1993). Mr. Szygenda served as a director and member of the Audit Committee of Handleman Corporation from 2003 until April 2009 and as a director of Covisint LLC from 2001 to 2004 (prior to the purchase of substantially all of the assets of Covisint LLC by Compuware). Mr. Szygenda currently serves as a Strategic Consultant and chairman of the Advisory Board for iRise Corporation, as Senior Advisor and chairman of the Customer Advocacy Board for UST Global Corporation, as Strategic Consultant to Elastic Outreach Company and as a member of the Dean’s Advisory Council for the Carnegie Mellon University H. John Heinz III College. Mr. Szygenda earned his Bachelor of Science degree from University of Missouri at Rolla in computer science and his Master of Science degree from the University of Texas at Austin in electrical engineering. Mr. Szygenda holds numerous awards and honorary degrees in recognition of his leadership and service in the computer technology and automotive engineering industries. Mr. Szygenda is currently a private investor. His skills and experience in the technology industry as a chief information officer as well as his experience in the automotive industry, which includes some of our key customers, allow him to bring valuable skills and insight to our board of directors.

Composition of the Board of Directors

Our board of directors currently consists of five members, three of whom qualify as “independent” under NASDAQ rules, and three of whom are affiliated with Compuware. Our directors hold office until their successors have been elected and qualified or until the earlier of their resignation or removal.

Our bylaws that will become effective upon the closing of this offering provide that the authorized number of directors may be changed only by resolution of our board of directors.

In addition, our bylaws provide that our directors may be removed, with or without cause, by the affirmative vote of a majority of the votes entitled to be cast at an election of directors. An election of our directors by our shareholders will be determined by a majority of the votes cast by the shareholders entitled to vote on the election.

Director Independence

We have applied to list our common stock on the NASDAQ Global Market. Because Compuware controls a majority of our outstanding voting power, we are a “controlled company” under the NASDAQ Global Market corporate governance rules and, therefore, are not required to have a majority of our board of directors be independent or have independent director oversight of executive officer compensation and director nominations. We do not currently intend to rely on the exemptions from NASDAQ Global Market corporate governance requirements available to controlled companies.

Our board of directors undertook a review of its composition and the independence of each director. Based upon information requested from and provided by each director concerning his background, employment and affiliations, our board of directors determined that none of Messrs. Goldsmith, Grabe or Szygenda has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the NASDAQ Global Market rules. In making this determination, our board of directors considered the relationships that each director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each director.

Board Leadership

Our board of directors is led by our chairman, Robert C. Paul. The chairman of the board chairs all meetings of our board of directors, including executive sessions. The chairman of the board also acts as liaison between the independent directors and management. We believe that having different people serving in the roles of chairman of the board and Chief Executive Officer is an appropriate and effective organizational structure for our company at this time. Separating these positions allows our chairman of the board to lead the board of directors in its fundamental role of providing advice to and independent oversight of management, while enabling our Chief Executive Officer to focus his time on our day-to-day business. The board of directors further recognizes the commitment required to serve as our chairman, particularly as the board of directors’ oversight responsibilities continue to grow, as well as the time, effort and energy that our Chief Executive Officer is required to devote to his position. However, we also recognize that no single leadership model is right for all companies at all times, and that depending on the circumstances, other leadership models, such as having one person serving as both the chairman of the board and Chief Executive Officer, might become appropriate. Accordingly, the board of directors anticipates periodically reviewing its leadership structure.

Committees of Our Board of Directors

Our board of directors has established an Audit Committee, a Compensation Committee and a Nominating and Governance Committee. The composition and responsibilities of each committee are described below. Members serve on these committees until their resignations or until otherwise determined by our board of directors. Our board of directors has adopted a charter for each of these committees, which it believes complies with the applicable requirements of current NASDAQ Global Market rules. We intend to comply with future requirements to the extent they are applicable to us. Following the closing of this offering, copies of the charters for each committee will be available on the investor relations portion of our website.

Audit Committee

Our Audit Committee is currently comprised of Mr. Goldsmith, who is the chair of the Audit Committee, and Messrs. Grabe and Szygenda. We believe that the composition of our audit committee prior to this offering, and our Audit Committee’s charter and functioning will comply with the requirements for independence under current NASDAQ Global Market and SEC rules and regulations. Each member of our Audit Committee is financially literate as required by current NASDAQ Global Market listing standards. In addition, our board of directors has determined that Mr. Goldsmith is an Audit Committee financial expert within the meaning of Item 407(d) of Regulation S-K under the Securities Act. Our Audit Committee, among other things:

•	selects a qualified firm to serve as the independent registered public accounting firm to audit our financial statements;

•	helps to ensure the independence and performance of the independent registered public accounting firm;

•

discusses the scope and results of the audit with the independent registered public accounting firm, and reviews, with management and the independent accountants, our interim and year-end operating results;

•	develops procedures for employees to submit concerns anonymously about questionable accounting or audit matters;

•	reviews our policies on risk assessment and risk management;

•	will review the adequacy and effectiveness of our internal control policies and procedures and review our critical accounting policies;

•

approves (or, as permitted, pre-approves) all audit and all permissible non-audit services, other than de minimis non-audit services, to be performed by the independent registered public accounting firm; and

•	will review our annual, quarterly and periodic reports related to financial matters to be filed with the SEC.

Compensation Committee

Our Compensation Committee is currently comprised of Mr. Szygenda, who is the chair of the Compensation Committee, and Messrs. Goldsmith and Grabe. The composition of our Compensation Committee meets the requirements for independence under current NASDAQ Global Market rules. Each member of this committee is also a non-employee director, as defined pursuant to Rule 16b-3 promulgated under the Securities Exchange Act of 1934, as amended, and an outside director, as defined pursuant to Section 162(m) of the Code. The purpose of our compensation committee is to discharge the responsibilities of our board of directors relating to compensation of our executive officers. Our compensation committee, among other things:

•	reviews, approves and determines, or makes recommendations to our board of directors regarding, the compensation of our executive officers;

•	administers our stock and equity incentive plans;

•	reviews, approves and makes recommendations to our board of directors regarding incentive compensation and equity plans;

•

will review the compensation discussion and analysis to be included in our annual and quarterly reports to be filed with the SEC and our compensation report to be included in our annual proxy statement; and

•	establishes and reviews general policies relating to compensation and benefits of our employees.

Nominating and Governance Committee

Our Nominating and Governance Committee is currently comprised of Mr. Grabe, who is the chair of the nominating and governance committee, and Messrs. Goldsmith and Szygenda. The composition of our Nominating and Governance Committee meets the requirements for independence under current NASDAQ Global Market rules. Our Nominating and Governance Committee, among other things:

•	identifies, evaluates and selects, or makes recommendations to our board of directors regarding, nominees for election to our board of directors and its committees;

•	evaluates the performance of our board of directors and of individual directors;

•	considers and makes recommendations to our board of directors regarding the composition of our board of directors and its committees;

•	reviews related party transactions and proposed waivers of our code of conduct;

•	reviews developments in corporate governance practices;

•	evaluates the adequacy of our corporate governance practices and reporting; and

•	develops and makes recommendations to our board of directors regarding corporate governance guidelines and matters.

The Nominating and Governance Committee does not have a formal diversity policy in place but will consider diversity of relevant experience, expertise and background, among other factors, in identifying nominees for directors.

Codes of Conduct

Our board of directors adopted written codes of conduct that apply to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. We have posted the codes of conduct on our website, www.covisint.com. In addition, we intend to post on our website all disclosures that are required by law or the NASDAQ Global Market listing standards concerning any amendments to, or waivers from, any provision of the codes.

EXECUTIVE COMPENSATION

Named Executive Officers

Our Named Executive Officers are David A. McGuffie, Chief Executive Officer, W. James Prowse, Chief Financial Officer and Steven R. Asam, Senior Vice President of Delivery, Operations and Engineering. We refer to these individuals collectively as our “Named Executive Officers” or “NEOs.”

Prior to this offering, the elements of compensation of our Named Executive Officers have been designed and determined by Compuware and the compensation committee of Compuware’s Board of Directors. These compensation arrangements, reflected in the Summary Compensation Table below, are in place for at least the remainder of our current fiscal year, which ends March 31, 2013. Our Compensation Committee may determine to adopt new arrangements or alternative arrangements in the fiscal year following this offering in place of the current arrangements.

We expect that our Compensation Committee after the consummation of this offering will continue the basic elements of compensation that are reflected in the tables below: base salary, annual incentive compensation and equity-based long-term incentive awards. As we engage additional executives, we expect that our Compensation Committee will further refine its objectives and philosophy with regard to the compensation we will pay our Named Executive Officers, with the goal of attracting and retaining skilled executives to implement our business plans and strategies.

SUMMARY COMPENSATION TABLE

Except as noted below, the following table sets forth information concerning the annual and long-term compensation awarded to, earned by or paid to the Named Executive Officers under Compuware’s plans and programs for the years ended March 31, 2012 and March 31, 2011, respectively.

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)(2)		Option Awards ($)(3)		Non-Equity Incentive Plan Compensation ($)(4)	All Other Compensation ($)(5)	Total ($)
David A. McGuffie	2012	416,667	7,500	139,997		159,487	(6)	596,400	11,623	1,331,674
Chief Executive Officer and President	2011	400,000	0	199,992		0		399,000	11,116	1,010,108

W. James Prowse	2012	413,333	0	138,660		138,652		590,720	4,738	1,286,103
Chief Financial Officer	2011	400,000	0	777,324	(7)	583,183	(8)	399,000	3,212	2,162,719

Steven R. Asam	2012	210,893	0	35,497		35,496		151,231	0	433,117
Senior Vice President	2011	196,903	0	47,500		0		99,927	0	344,330

(1)	Represents a $7,500 cash bonus Mr. McGuffie received under Compuware’s Patent Incentive Program upon the issuance of a registered patent. Mr. McGuffie was a named inventor with respect to such patent.
(2)	Except as noted below, represents the award date fair value associated with restricted stock units, or RSUs, awarded in the respective fiscal years, calculated in accordance with ASC 718-10 “Share Based Payment,” excluding any forfeiture adjustments. The assumptions we used to calculate these amounts are discussed in Note 8 to our audited combined financial statements appearing at the end of this prospectus. Except as noted below, these awards were granted under Compuware’s Long Term Incentive Plan, or the Compuware LTIP, in connection with Compuware’s Executive Incentive Program, or EIP, in place for the respective fiscal years.
(3)	Represents the grant date fair value associated with stock options awarded in the respective fiscal years, calculated in accordance with ASC 718-10 “Share Based Payment,” excluding any forfeiture adjustments. These amounts do not necessarily represent the amount of the benefit, if any, that the option holder may realize from the exercise of stock options. The assumptions we used to calculate these amounts are discussed in Note 8 to our audited combined financial statements appearing at the end of this prospectus. Except as noted below, these awards were granted under Compuware’s LTIP in connection with Compuware’s EIP in place for the respective fiscal years.
(4)

Represents the total dollar amount earned under the EIP. For the fiscal 2012 EIP, our Named Executive Officers were paid the annual incentive portion under these awards in 2012 as follows: Mr. McGuffie, $447,300; Mr. Prowse, $443,040, and Mr. Asam, $113,423. If each of our named executive officers remains employed by us or one of our affiliates (including Compuware) through April 2014, they will receive the balance of the non-equity incentive plan compensation that was awarded in 2012 at such time. For the fiscal 2011 EIP, our Named Executive Officers were paid the annual incentive portion under these awards in 2011 as follows: Mr. McGuffie, $266,000; Mr. Prowse, $266,000, and Mr. Asam, $66,618. If each of our named executive officers remains employed by us or one of our affiliates (including Compuware) through April 2013, they will receive the balance of the non-equity incentive plan compensation that was earned in 2011 at such time.

(5)	Both Mr. McGuffie and Mr. Prowse have had spouses attend certain company events with them at no additional cost. The amounts reported in this column reflect the cost to us associated with such spouses attending such events.
(6)	Includes the grant date fair value of stock options to purchase 5,000 shares of Compuware stock in connection with a special one-time grant pursuant to Compuware’s Patent Incentive Program. Provisions for these stock options are also discussed following this table under “Narrative Discussion of Summary Compensation Table—Special One-Time Equity Awards under Compuware’s Patent Incentive Program.”
(7)	Also includes $577,332 attributable to the award date fair value of performance share units (PSUs) awarded to Mr. Prowse under the Compuware LTIP. See also Note 2 to this Summary Compensation Table for a description of how this value was calculated and the assumptions that were used. These PSUs will not vest if the Covisint stock options described in Note 8 to this Summary Compensation Table vest, and such Covisint stock options will not vest if these PSUs vest. Provisions for these PSUs are also discussed following this table under “Narrative Discussion of Summary Compensation Table—Special One-Time New Hire Grants to Mr. Prowse.”
(8)	Represents the grant date fair value of a stock option to purchase 14,500 shares of Covisint common stock granted under the Covisint 2009 Long Term Incentive Plan (the Covisint LTIP). We used the Black-Scholes option pricing model to calculate the fair value of this Covisint stock option, the methodology of which is discussed in Note 8 to our audited combined financial statements appearing at the end of this prospectus. This Covisint stock option will not vest if the PSUs described in Note 7 to this Summary Compensation Table vest, and such PSUs will not vest if this Covisint stock option vests. Provisions for this Covisint stock option are also discussed following this table under “Narrative Discussion of Summary Compensation Table—Special One-Time New Hire Grants to Mr. Prowse.” The exercise price of the stock option is $63.18 per share, the estimated fair value per share on the date of grant.

Narrative Discussion of Summary Compensation Table

Employment Agreements

We have not entered into any employment agreements with any of our Named Executive Officers other than standard at-will agreements applicable to all of our employees.

Executive Incentive Program

Annual and long-term incentive opportunities historically were generally provided under Compuware’s Executive Incentive Program, or “EIP.” Compuware’s compensation committee, in consultation with Compuware’s CEO, annually approves performance criteria and goals for measuring corporate performance for use under the EIP.

To illustrate the annual and long-term mix, the following table provides hypothetical examples of the fiscal 2012 EIP components at the various tiered targets for an NEO with an annual salary of $400,000 and performance levels attained at target:

Annual EIP Target	Annual Incentive Award		Long- Term EIP Target	Long-Term EIP Total Value	Long-Term Incentive Awards
	50% EPS	50% Revenue			33.3% Cash	33.3% Stock Option(1)	33.3% RSU(2)
100%	$200,000	$200,000	100%	$400,000	$133,333	$133,333	$133,334
50%	$100,000	$100,000	50%	$200,000	$66,666	$66,667	$66,667

(1)	The number of shares awarded as stock options will be determined by applying a Black-Scholes pricing model calculation to the target dollar value.
(2)	The number of shares units awarded as RSUs will be determined by dividing the target value by the fair market value (closing price of Compuware’s shares of common stock on the date preceding the award date).

Performance Measures

Compuware’s compensation committee approved performance under the fiscal 2012 EIP to be measured according to Revenue and EPS of Compuware, defined as follows:

•

Revenue—defined as the sum of revenue from Compuware’s software license, maintenance, subscription and professional services (including application services) arrangements recognized by Compuware during the fiscal year in conformity with U.S. GAAP.

•

EPS—defined as Compuware’s net income, before the impact of unusual items (such as gain on divestiture of product lines; restructuring and related costs; and impairment of intangible assets), divided by the weighted-average diluted shares outstanding (for Compuware) for the year.

For fiscal 2012, there were three performance levels of attainment established for each of the Compuware EPS and Revenue components (see chart below), with cash award amounts prorated between each performance level based on Compuware’s actual results. If Compuware met 100% of its EPS target and 100% of its Revenue target, the NEO would receive an Annual Incentive Award equal to 100% of his Annual EIP Target (as described in the table below), half for meeting the Compuware EPS target and half for meeting the Compuware Revenue target. If Compuware’s performance were below the threshold level for either component, no cash award would be earned with respect to that component. If Compuware’s performance exceeded the maximum level, the cash award would be capped at the maximum payout level.

	EPS Performance		Revenue Performance
	Performance Levels($)	% of NEO Award	Performance Levels ($)	% of NEO Award
Threshold	.37	50	960,000,000	50
Target	.42	100	985,000,000	100
Maximum	.47	200	1,060,000,000	200

The EPS and Revenue performance levels described in the table above were formulated by Compuware’s executive management using the fiscal year business plan for Compuware as a baseline. The fiscal year business plan was reviewed and approved by Compuware’s Board. Once the fiscal year business plan was approved, the performance levels applicable to the EIP were then reviewed and approved by the Compensation Committee.

Cash Incentive Awards under the EIP

If Compuware meets or exceeds the minimum thresholds, the cash incentive referred to as the “Annual Incentive Award,” is paid shortly after Compuware’s fiscal year-end results of operations are final. In addition, an amount based on a targeted one-third of the long-term incentive compensation, referred to as the “Long-Term Performance Cash,” is earned but payment is deferred and paid only if the NEO remains employed by Covisint or one of our affiliates (including Compuware) for two years after the Annual Incentive Award is earned. This deferral is intended to enhance retention of skilled executives in an extremely competitive environment for experienced, executive talent.

An NEO whose employment terminates due to disability or death prior to the end of the fiscal year is entitled to a prorated payment of the Annual Incentive Award, based on the number of full months of employment during the fiscal year, if the applicable performance goal(s) are otherwise satisfied for the fiscal year. Any such prorated Annual Incentive Award would be paid to the NEO or to the NEO’s designated beneficiary or legal representative at the same time as all other Annual Incentive Awards payments. Unless Compuware’s compensation committee determines otherwise, an Annual Incentive Award is forfeited if the NEO’s employment terminates for any reason other than disability or death before the payment date.

The Long-Term Performance Cash is forfeited if the NEO’s employment is terminated voluntarily or involuntarily after the two-year period referenced above but before payment of the cash award is made, unless Compuware’s compensation committee determines otherwise or the termination is caused by death or disability.

In fiscal 2012, Compuware’s performance exceeded the minimum thresholds for EPS and for Revenue. For purposes of the EIP, Compuware achieved an EPS of $.40 and $1.01 billion in revenue. These numbers exceeded the threshold level for EPS and exceeded the target level for revenue, so that incentives were earned and paid at 80% of target for the EPS component and at 133% of target for the Revenue component.

Based on achieving these performance levels, the NEOs received Annual Incentive Award and Long-Term Performance Cash awards for fiscal 2012 as follows:

		Annual Incentive Award
Name	Annual EIP Target	EPS (Paid at 80%)	Revenue (Paid at 133%)	Annual Incentive Award Total	Long-Term Performance Cash(1)	Fiscal 2012 Total EIP Cash Earned
David A. McGuffie	100%	$168,000	$279,300	$447,300	$149,100	$596,400
W. James Prowse	100%	$166,400	$276,640	$443,040	$147,680	$590,720
Steven R. Asam	50%	$42,600	$70,823	$113,423	$37,808	$151,231

(1)	The Long-Term Performance Cash incentive is prorated based on actual results in the same manner as the Annual Incentive Award. The earning opportunity amount for Long-Term Performance Cash is calculated as one-third of the tiered Long-Term EIP Target percentage (100 or 50% of base salary) set for each NEO. The actual amount awarded is determined by dividing the earning opportunity amount by two (half for EPS and half for Revenue), multiplying each half by the same respective EPS and Revenue prorated percent level applied for the Annual Incentive Award, and adding the products of those two calculations together to yield the total Long-Term Performance Cash incentive award amount.

Although Compuware’s compensation committee had the authority under the Compuware LTIP to grant discretionary bonuses from time to time, there were no discretionary bonuses paid to our NEOs in fiscal 2012.

Equity Awards Granted to our Named Executive Officers

To enhance the link between creating shareholder value and long-term incentive compensation, Compuware’s compensation committee had the authority to grant equity awards to our NEOs under the Compuware LTIP. Unless otherwise noted below, each of the awards described in the Summary Compensation Table above were granted under the Compuware LTIP.

If awarded under the Compuware LTIP, stock options were awarded with an exercise price equal to the closing price of Compuware common stock on the last trading day immediately preceding the date of grant in accordance with the terms of the Compuware LTIP. The stock options generally vest annually in equal installments over a four-year period provided that the participant remains continuously employed by us or one of our affiliates (including Compuware) during that time. The stock options also vest upon a change in control of Compuware or if the recipient dies or becomes disabled. If the recipient’s employment with Covisint or one of our affiliates (including Compuware) ceases for any other reason, the recipient’s right to shares of Compuware common stock subject to unvested stock options will automatically terminate. Stock options expire ten years after the date of grant.

Restricted stock units are granted to retain key talent and to tie the long-term financial interests of executive officers to the interests of shareholders. Each restricted stock unit represents the right to receive one share of Compuware’s common stock on the vesting date. The units typically vest annually in equal installments over a four-year period provided that the recipient remains continuously employed by us or one of our affiliates (including Compuware) during that time. The RSUs also vest upon a change in control of Compuware or if the recipient dies or becomes disabled. If the recipient’s employment ceases for any other reason, the recipient’s right to shares of Compuware’s common stock subject to unvested RSUs will automatically terminate. Once vested, Compuware will issue one Compuware common share for each vested RSU. The RSUs have dividend equivalent rights. Since the units have value in all market conditions, the vesting schedule provides a strong retention mechanism. The value of the underlying shares to be issued upon vesting, however, rises and falls with the market value of Compuware common stock.

Equity Awards Under Compuware’s EIP Fiscal 2012

In June 2011, Compuware’s compensation committee approved the EIP related grants of stock options and RSUs to be made as of July 1, 2011 to our NEOs under the Compuware LTIP and the Compuware EIP for fiscal

2012 based on a formula in the EIP. The following table identifies the stock options and RSUs granted to NEOs on July 1, 2011 under the fiscal 2012 EIP. These stock options and RSUs will continue to vest, and will have the same rights, as if the NEOs were employed by Compuware.

Name	RSUs (#)	Stock Option (#)
David A. McGuffie	14,344	33,573
W. James Prowse	14,207	33,253
Steven R. Asam	3,637	8,513

Equity Awards Under the Compuware EIP Fiscal 2011

In April 2010, Compuware’s compensation committee approved the EIP related grants of RSUs for each of our NEOs under the Compuware LTIP and the Compuware EIP for fiscal 2011 based on a formula in the EIP. The following table identifies the RSUs granted to NEOs in April 2010 under the fiscal 2011 EIP. No stock options were awarded under the fiscal 2011 EIP.

Name	RSUs (#)
David A. McGuffie	23,174
W. James Prowse	23,174
Steven R. Asam	5,504

Special One-Time New Hire Grants to Mr. Prowse

In connection with Mr. Prowse’s hiring on April 1, 2010, the Covisint Board approved a grant of stock options to Mr. Prowse under the Covisint 2009 Long Term Incentive Plan (the “Covisint LTIP”) to purchase 14,500 Covisint common shares (the “Covisint stock options”). The exercise price of the Covisint stock options is $63.18 per share, the fair market value on the date of grant, which may be paid in cash or pursuant to various cashless exercise methods described in the option agreement and the Covisint LTIP. The Covisint stock options will vest upon consummation of this offering or a change in control of Covisint. The Covisint stock options were amended in December 2012 with the objective of complying with Section 409A of the Code. The amendment did not change the number of shares underlying the Covisint stock options, nor did it adjust the related exercise price. Rather, the amendment revised the Covisint stock options to specify when such options may be exercised. The following paragraph describes the exercisability and expiration of the Covisint stock options, as amended.

Immediately following this offering, the Covisint stock options will be exercisable as follows (referred to in this paragraph as the “Offering Exercise Schedule”): (i) 40% of the Covisint stock options will be exercisable during the first calendar year following this offering, (ii) 30% of the Covisint stock options will be exercisable during the second calendar year following this offering, and (iii) 30% of the Covisint stock options will be exercisable during the third calendar year following this offering. Following a change in control of Covisint, the Covisint stock options will become fully exercisable until the later of 85 days following the date of the change in control or December 27th of the year in which such change in control occurs. Notwithstanding the foregoing, in the event Mr. Prowse’s employment is terminated following this offering as a result of his death or disability or by Covisint without cause, any vested option that was not otherwise forfeited or expired prior to such date, will be exercisable until the later of 85 days following the date of such termination or December 27th of the year in which such termination occurs. If Mr. Prowse terminates his employment voluntarily following this offering, he may only exercise that portion of his Covisint stock option that would otherwise have been exercisable during the calendar year in which he terminates according to the Offering Exercise Schedule described above, until the later of 85 days following the date of such termination or December 27th of the year in which such termination occurs. The remainder of Mr. Prowse’s option that would not be exercisable in accordance with the preceding sentence would expire upon such voluntary termination of employment. In the event that any of the foregoing exercise periods described in this paragraph span more than one taxable year, any payment relating to such options will be paid in the subsequent taxable year. In the event Covisint terminates Mr. Prowse’s employment for cause, the Covisint stock options will terminate immediately (whether vested or unvested) and will no longer be exercisable by Mr. Prowse after such termination.

The Covisint stock options will expire upon the first to occur of: (a) August 25, 2015, if neither the consummation of this offering nor a change in control of Covisint occurs before such date, (b) upon a termination of Mr. Prowse’s employment for any reason prior to any vesting event, (c) a change in control of Compuware, or (d) April 1, 2020.

Also in connection with Mr. Prowse’s hiring on April 1, 2010, Mr. Prowse received 68,730 performance share units, or PSUs, pursuant to the Compuware LTIP. The PSUs will vest on August 26, 2015, if he continues to be employed by us or one of our affiliates (including Compuware) and we attain total organic revenue on a U.S. GAAP basis exceeding $150 million for any four consecutive completed calendar quarters prior to August 26, 2015. These PSUs will also become fully vested if Mr. Prowse dies or becomes disabled or a change in control of Compuware occurs, in each case, prior to the date such PSUs expire. If not previously vested, these PSUs will be cancelled upon the earliest of (i) consummation of this offering; (ii) Mr. Prowse ceasing to be employed by us or one of our affiliates (including Compuware) other than as a result of his death or disability; (iii) the date on which a change in control of Covisint occurs; or (iv) August 26, 2015 if the organic revenue target has not been achieved. Upon vesting, Mr. Prowse will receive one Compuware common share for each PSU. The PSUs will not be settled in cash. Prior to vesting, the PSUs have Dividend Equivalent Rights but no voting rights and are not transferable except under limited circumstances provided in the LTIP.

In summary, the PSUs will not vest if the Covisint stock option vests and the Covisint stock option will not vest if the PSUs vest.

Amendments to Stock Option Agreements for Messrs. McGuffie and Asam

On August 25, 2009, the Covisint Board approved grants of stock options to each of Messrs. McGuffie and Asam under the Covisint LTIP. Those awards are described in the Outstanding Equity Awards Table at Fiscal Year End 2012. The stock options for Messrs. McGuffie and Asam were also amended in December 2012 with the objective of complying with Section 409A of the Code. The amendments to the stock options for Messrs. McGuffie and Asam are the same as the amendment to Mr. Prowse’s Covisint stock options described above. For a description of the amendment, see “—Special One-Time New Hire Grants to Mr. Prowse.”

Special One-Time Equity Awards under Compuware’s Patent Incentive Program

On July 26, 2011 pursuant to the Compuware LTIP, Mr. McGuffie was granted a stock option to purchase 5,000 shares of Compuware’s common stock in connection with Compuware’s Patent Incentive Program. The stock options were awarded in connection with Compuware’s registration of a patent. Mr. McGuffie was a named inventor with respect to the issued patent. Upon grant, Mr. McGuffie’s stock option was 50% vested on the date of grant, and the remaining 50% would vest in 25% installments on each of the first and second anniversaries of the grant date. The stock option will become 100% exercisable in the event of death, disability or a change in control of Compuware and will expire ten years after the date of grant.

Outstanding Equity Awards Table at Fiscal Year End 2012

The following table provides information on the holdings of option and stock awards by our Named Executive Officers as of March 31, 2012. Except as otherwise noted below, all stock options and restricted stock units were granted by Compuware Corporation to our NEOs under the Compuware Long Term Incentive Plan and relate to Compuware common stock.

	Option Awards								Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable(1)		Number of Securities Underlying Unexercised Options (#) Unexercisable		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)		Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)(2)	Market Value of Shares or Units of Stock That Have Not Vested ($(3))	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested		Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested
David A. McGuffie	150,000						7.73	3/1/2014
	8,640						7.47	4/1/2014
	18,561						7.245	6/22/2015
	19,675						7.28	8/22/2016
	14,757		4,918				9.40	11/8/2017
	100,000	(4)					7.85	4/17/2018
	15,000		15,000				11.43	9/2/2018
					20,500	(5)	52.00	8/25/2019
			33,573	(6)			9.76	7/1/2021
	2,500	(7)	2,500				9.90	7/26/2021
	—		—				—	—
	—		—				—	—	9,907	91,045
	—		—				—	—	17,380	159,722
	—		—				—	—	14,344	131,821
	—		—				—	—			97,170	(8)	892,992

W. James Prowse					14,500	(5)	63.18	4/1/2020
	—		33,253	(6)	—		9.76	7/1/2021
	—		—		—		—	—	17,380	159,722
	—		—		—		—	—	14,207	130,562
	—		—		—		—	—			68,730	(8)	631,629

Steven R. Asam	780						7.28	8/22/2016
	2,340		780				9.40	11/8/2017
	4750		4750				11.43	10/1/2018
					7,300	(5)	52.00	8/25/2019
			8,513	(6)			9.76	7/1/2021
	—		—				—	—	3,136	28,820
	—		—				—	—	4,128	37,936
	—		—				—	—	3,637	33,424	34,602	(8)	317,992

(1)	Unless otherwise noted below, 50% of the options become exercisable on the third anniversary of the date of grant, and 25% of the options vest on each of the fourth and fifth anniversaries of the date of grant.
(2)	Unless otherwise noted below, 25% of the RSUs vest on each of the first through fourth anniversary of the date of grant.
(3)	Based upon the closing price of Compuware’s shares of common stock on the NASDAQ Global Select Market on March 31, 2012 (i.e., the last trading day of our fiscal year) of $9.19.
(4)	Thirty percent (30%) of the options become exercisable on each of the first and second anniversary of the date of grant, and 40% of the options vest on the third anniversary of the date of grant.
(5)	Represents the right to purchase shares of Covisint common stock and vests upon the consummation of this offering on or prior to August 26, 2015. The option was amended in December 2012 to revise the periods during which a vested option may be exercised. For a description of those exercise periods, see “—Special One-Time New Hire Grants to Mr. Prowse.”
(6)	Twenty-five percent (25%) of the options become exercisable on each of the first through fourth anniversary of the date of grant.
(7)	Awarded under Compuware’s Patent Incentive Program, 50% of the options are exercisable on the grant date, and 25% become exercisable on each of the first and second anniversary of the date of grant.
(8)	Represents PSUs of Compuware common stock and vests upon Covisint attaining total organic revenue on a U.S. GAAP basis exceeding $150 million for any four consecutive completed calendar quarters prior to August 26, 2015. For this purpose, organic revenue is revenue achieved through ordinary operations but excluding any material acquisitions, as determined by Compuware’s compensation committee in its discretion.

Covisint Corporation 2009 Long Term Incentive Plan

In anticipation of becoming a public company, in August 2009, the Covisint Board of Directors and Compuware Corporation as the sole shareholder of Covisint, approved the adoption of the Covisint LTIP.

Grants of equity-based awards are made under the Covisint LTIP. We have reserved 150,000 of our common shares for issuance under the Covisint LTIP, subject to adjustment for forfeitures, cancellations, expirations and other terminations, and for changes made to the outstanding common shares by reason of any mergers, stock splits or similar transactions. The Covisint LTIP is administered by the Covisint Board for the period prior to the initial public offering and will be administered by the Compensation Committee of the Covisint Board thereafter. The administrator of the Covisint LTIP may grant stock options (incentive and nonqualified), stock appreciation rights, restricted stock, restricted stock units, performance-based cash or stock awards and cash incentive awards under the respective plan. The terms of each award are set forth in a written agreement with the recipient. All employees and directors of Covisint and its subsidiaries who are selected by the administrator in its sole discretion from time to time are eligible to participate in the Covisint LTIP. The following describes the Covisint LTIP.

Options and stock appreciation rights may not be exercised after the tenth anniversary of the grant date. The exercise price of any option or stock appreciation right must not be less than the fair market value of our common shares on the grant date. Payment upon exercise of an option may be made in cash or pursuant to various cashless methods. Upon exercise of a stock appreciation right, the participant will have the right to receive the excess of the aggregate fair market value of the shares on the exercise date over the aggregate exercise price. Payments may be made to the holder in cash or common shares as specified in the grant agreement. Option and stock appreciation right awards may not include rights to dividend equivalents or reload option grants. Incentive stock options are subject to certain additional limitations.

Awards of restricted stock and restricted stock units are subject to restrictions on transferability and alienation and other restrictions as the relevant administrator may impose. Subject to applicable restrictions on transfer, recipients of restricted shares that are issued and outstanding have the same rights as other holders of our common stock, including all voting and dividend rights, prior to vesting. Recipients of restricted stock units may receive dividend equivalent rights at the relevant administrator’s discretion. Restricted stock units may be payable in common shares or cash as of the vesting date.

Performance awards consist of the right to receive cash or common shares. The written agreement for each grant will specify the performance goal or goals, the period over which the goals are to be attained, the payment schedule if the goals are attained and other terms as the relevant administrator determines. A participant will be entitled to vote any shares that are issued and outstanding prior to satisfaction of the performance goals, and any dividends received will be reinvested in additional performance shares subject to the related performance goals.

Incentive awards may be based on the attainment of company performance levels as established by the administrator. Incentive awards will be paid in cash and will equal a percentage of the participant’s base salary for the fiscal year, a fixed dollar amount or some other formula determined by the administrator.

The administrator may designate that any award in the form of restricted stock, restricted stock units, performance shares, performance stock units or incentive awards be granted pursuant to Section 162(m) of the Code. As a result, such grants will be subject to certain additional requirements intended to satisfy the exemption for performance-based compensation under Section 162(m) of the Code. The Covisint LTIP also contains limitations on the amount of grants if intended to comply with the performance-based compensation exemption under Section 162(m) of the Code.

The Covisint LTIP permits the administrator to determine in the grant agreement the consequences of termination of employment or services, and contains provisions in the event the grant agreement is silent. Unless otherwise set forth in an applicable award agreement, unvested awards (i) are generally forfeited upon a termination for any reason other than death, and (ii) become fully vested upon participant’s death. Awards are not transferable other than by will or the laws of descent and distribution or the consent of the administrator, and stock options and stock appreciation rights may only be exercised by the participant during his or her lifetime.

No new awards may be granted under the Covisint LTIP after August 24, 2019. The administrator may terminate the plan or the granting of any awards under the plan at any time. In addition, the administrator may amend the plan and the terms of outstanding awards, but the approval of shareholders or, in the case of outstanding awards, recipients, is required for certain amendments.

Awards under the Covisint LTIP are generally subject to special provisions upon the occurrence of a change in control transaction of the kind described in the Covisint LTIP. The administrator may provide that upon a change in control transaction, outstanding options and stock appreciation rights become fully exercisable; any restricted stock and RSUs become vested and transferable; any performance goals are deemed satisfied and any restrictions on any performance award immediately lapse and the awards become immediately payable; or awards may be treated in any other way as determined by the administrator. The administrator may also determine that upon a change in control, any outstanding option or stock appreciation right be cancelled in exchange for payment in cash, stock or other property for each vested share in an amount equal to the excess of the fair market value of the consideration to be paid in the change in control transaction over the exercise price. For awards granted on or after April 1, 2012, the standard forms of award agreements were modified so that accelerated vesting upon a change in control would occur only if the participant’s employment terminates within 12 months following the change in control, other than a termination by us for cause or by the participant without good reason as defined in the agreement.

Certain of the Covisint stock options were amended in December 2012 with the objective of complying with Section 409A of the Code. The amendment did not change the number of shares underlying these Covisint stock options, nor did it adjust the related exercise price. Rather, the amendment revised these Covisint stock options to specify when such options may be exercised.

Payments upon a Potential Termination of Employment or Change in Control as of March 31, 2012

Neither we nor Compuware have entered into any employment or severance agreements with any of our NEOs. However, the NEOs have unvested stock options, RSUs and PSUs that, as described below, may be immediately vested due to their death or disability or a change in control of either Compuware or Covisint. The following tables shows the value of the options, RSUs and PSUs held by each NEO that would have become exercisable or vested if, on March 31, 2012 (the last business day of fiscal 2012), they had died, became disabled or there was a change in control of either Compuware or Covisint.

Each of the stock options granted under the Covisint LTIP would become immediately and fully vested and exercisable upon a change in control of Covisint. There is no acceleration of vesting for such options if the NEO terminates employment for any reason. Additionally, the stock options granted under the Covisint LTIP would expire upon a change in control of Compuware. The Covisint Option Amount (set forth in the table below) was determined by multiplying the difference between $242.66 (the value of Covisint’s common shares pursuant to a valuation completed as of March 31, 2012) and the option exercise price by the number of unvested options that would have vested due to such an event.

Each of the stock options granted under the Compuware LTIP would become immediately and fully vested and exercisable upon a (i) change in control of Compuware or (ii) the NEO’s death or disability. There is no accelerated vesting of these options if a change in control of Covisint occurs. The Compuware Option Amount (set forth in the table below) was determined by multiplying the difference between $9.19 (the closing market price of Compuware’s common shares on March 31, 2012) and the option exercise price by the number of unvested options that would have vested due to such an event. As of March 31, 2012, each of our NEOs held stock options to purchase common stock of Compuware that were either fully vested as of that date or were “underwater” (i.e., the exercise price of the stock option exceeded $9.19, the fair market value of the underlying shares as of March 31, 2012). Those vested and underwater options were disregarded for purposes of determining the Compuware Option Amounts disclosed below.

Each of the RSUs/PSUs granted under the Compuware LTIP would become immediately and fully vested upon (i) a change in control of Compuware or (ii) the NEO’s death or disability. In addition, the PSUs will expire on the first to occur of (i) a change in control of Covisint, (ii) consummation of this offering, or (iii) August 26, 2015. The Compuware RSU/PSU Amount (set forth in the table immediately below) was calculated by multiplying the number of unvested units by $9.19 (the closing market price on March 31, 2012).

Name	Covisint Option Amount ($)(1)	Compuware Option Amount ($)(2)	Compuware RSU/PSU Amount ($)(3)
David A. McGuffie	3,908,530	0	1,275,580
W. James Prowse	2,602,460	0	921,913
Steven R. Asam	1,391,818	0	418,172

(1)	The amount disclosed in this column reflects the potential value an NEO would realize upon a change in control of Covisint when the stock options were fully vested.
(2)	These stock options were granted under the Compuware LTIP and would not become fully vested upon a change in control of Covisint. As described above, these options were either underwater or fully vested as of March 31, 2012.
(3)	The amount disclosed in this column reflects the potential value an NEO would realize upon the NEO’s death or disability when the RSUs/PSUs were fully vested. The PSUs granted under the Compuware LTIP would terminate upon a change in control of Covisint.

DIRECTOR COMPENSATION

We did not have any non-employee directors for the fiscal year ending March 31, 2012. All of our directors who served for the fiscal year ending March 31, 2012 were employees or officers of Compuware, and as such they did not receive any compensation for serving on our board of directors or any committees thereof.

Effective March 4, 2013, each of our non-employee directors (i.e., employees of neither Covisint nor Compuware) were granted options to purchase 3,350 shares of our common stock at an exercise price of $203.04 per share, which represented fair market value on the date of grant. Directors will not receive fees for attending meetings. We reimburse non-employee directors for out-of-pocket expenses they incur for attending board of directors and committee meetings.

In addition to the equity compensation described above, beginning in 2016, each of our non-employee directors will also receive an annual equity grant under the Covisint LTIP on each April 1, provided they are continuing to serve on our board of directors, valued at $        .

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Prior to this offering, we have operated as a division of Compuware since 2004, and effective as of January 1, 2013, upon the contribution by Compuware to us of substantially all of the assets and liabilities related to our business, we have operated as a subsidiary of Compuware. Immediately following this offering, Compuware will continue to own approximately     % of our common stock. If the underwriters’ over-allotment option is exercised in full, immediately following this offering, Compuware will own approximately     % of our common stock. Compuware will continue to have the power acting alone to approve any action requiring the affirmative vote of a majority of the votes entitled to be cast and to elect all our directors.

We have entered into a number of arrangements with Compuware in the ordinary course of business relating to our business and our relationship with Compuware. We have also entered into certain agreements with Compuware relating to this offering and our relationship with Compuware after this offering. The material terms of such agreements with Compuware relating to our historical relationship, this offering and our relationship with Compuware after this offering are described below. We do not currently expect to enter into any additional agreements or other transactions with Compuware, outside the ordinary course, or any of our directors, officers or other affiliates other than those specified below.

In accordance with Michigan law, any contract or transaction between us and one of our directors or officers or between us and any corporation, partnership, association or any other organization in which one or more of our directors or officers is a director or officer or has a financial interest will either be approved by a majority of our disinterested shareholders, a majority of the disinterested members of our board or a committee of our board that authorizes such contracts or transactions or must be fair to us as of the time our shareholders, directors or a committee of our directors approve the contract or transaction. In addition, any transactions with directors, officers or other affiliates will be subject to requirements of the Sarbanes-Oxley Act and SEC rules and regulations.

The charters of our Audit Committee and Nominating and Governance Committee require that any transaction with a related party, including transactions that must be reported under applicable rules of the SEC (other than compensation-related matters), must be reviewed and approved or ratified by the Audit Committee, unless the related party is, or is associated with, a member of that committee, in which event the transaction must be reviewed and approved by the Nominating and Governance Committee.

Relationship with Compuware

Historical Relationship with Compuware

We have operated as a division of Compuware since 2004, and as of January 1, 2013, upon the contribution by Compuware to us of substantially all of the assets and liabilities related to our business, we have operated as a subsidiary of Compuware. As a result, in the ordinary course of our business, we have received various services provided by Compuware, including facilities, information technology, tax, internal audit, accounting, finance, human resources and legal services. Historically, Compuware has not sold our solutions. Our historical financial statements include allocations to us by Compuware of its costs related to these services. These cost allocations have been determined on a basis that Compuware considers to be a reasonable reflection of the use of services provided or the benefit received by us. These allocations totaled $7.5 million in fiscal 2012, $6.2 million in fiscal 2011 and $5.7 million in fiscal 2010.

In addition to the cost allocation discussed above, we have previously received research and development and implementation and support services from a group within Compuware commonly referred to as the Global Delivery Organization, or GDO. We entered into this arrangement with Compuware during the quarter ended December 31, 2010. The costs associated with these personnel increased substantially during fiscal 2012 as a result of using the personnel throughout an entire year. The costs associated with these personnel are not included in the allocations described above pertaining to facilities, information technology, tax, internal audit, accounting, finance, human resources and legal services. Compuware has provided these services substantially at cost to us with charges totaling $16.3 million and $6.2 million for the years ended March 31, 2012 and 2011, respectively, and $13.2 million for the nine months ended December 31, 2012. These costs are included in our operating expenses in the area where the cost was incurred. Effective March 1, 2013, most of the Compuware GDO employees who previously provided services to us became our employees. Following this offering, Compuware may continue to provide similar services to us on a much smaller scale and at market rates.

Effective January 1, 2013, Compuware contributed to us substantially all of the assets and liabilities of our business. The contributed assets and liabilities consisted of the assets used solely by our business, including designated contracts with third parties, technology and intellectual property, books and records, certain computer hardware and other equipment, goodwill, all other assets reflected on our balance sheet as of December 31, 2012, and all existing, contingent and future liabilities of our business. Certain assets that are used by both our business and Compuware were retained by Compuware, as were certain designated liabilities that relate to both the business operations of Compuware and our business. With respect to the contributed assets, Compuware has made limited representations as to their sufficiency to enable us to operate our business and the absence of any breaches, violations, defaults or impositions of liens resulting from the contribution. The assets were contributed to us on an “as is, where is” basis, with no other representations or warranties of any kind, express or implied. In addition, we agreed to indemnify Compuware, its affiliates and their respective officers, directors and employees for any losses arising from third-party claims that relate to, or arise or result from, any failure by us to discharge any of the liabilities contributed to and assumed by us. Compuware is not providing indemnification to us for claims by third parties with respect to the contributed assets or liabilities.

For additional information about our relationship with Compuware, see Notes 1 and 9 to our audited combined financial statements included elsewhere in this prospectus.

Compuware as our Controlling Shareholder

Compuware currently owns 100% of our common stock. Upon completion of this offering, Compuware will hold approximately     % of our outstanding common stock (or approximately     % if the underwriters exercise their over-allotment option in full). For as long as Compuware or its successor-in-interest continues to control more than 50% of our common stock, Compuware or its successor-in-interest will be able to direct the election of all the members of our board of directors and exercise control over our business and affairs, including any determinations with respect to mergers or other business combinations involving us, the acquisition or disposition of assets, the incurrence of indebtedness, the issuance of any additional common stock or other equity securities, and the payment of dividends with respect to our common stock. Similarly, Compuware or its successor-in-interest will have the power to determine matters submitted to a vote of our shareholders without the consent of our other shareholders, will have the power to prevent a change in control of us and will have the power to take other actions that might be favorable to Compuware or its successor-in-interest.

Compuware has agreed not to sell or otherwise dispose of any of our common stock for a period of 180 days from the date of this prospectus without the prior written consent of the representative of the underwriters, except with respect to transactions relating to any securities acquired in open market transactions after the completion of this offering. See “Underwriting.” However, there can be no assurance concerning the period of time during which Compuware will maintain its ownership of our common stock following this offering.

Beneficial ownership of at least 80% of the total voting power and value of our outstanding stock is required in order for Compuware to continue to include us in its consolidated group for U.S. federal income tax purposes, and beneficial ownership of at least 80% of the total voting power and 80% of each class of non-voting capital stock is required in order for Compuware to effect the Tax-Free Distribution of us or certain other tax-free transactions. Compuware announced on January 25, 2013 that it plans to distribute its shares of our common stock within one year following this offering. It is expected that we will be included in Compuware’s consolidated group for U.S. federal income tax purposes immediately following the offering.

Agreements between Compuware and Us

In connection with this offering and the contribution by Compuware to us of substantially all of the assets and liabilities relating to our business, we have entered into certain agreements with Compuware governing various interim and ongoing relationships between us. These agreements include:

•	a master separation agreement;

•	an employee benefits agreement;

•	a Compuware services agreement;

•	an intellectual property agreement;

•	a registration rights agreement;

•	a shared services agreement; and

•	a tax sharing agreement.

The agreements summarized below are filed as exhibits to the registration statement of which this prospectus is a part. We encourage you to read the full text of these material agreements. We have entered into these agreements with Compuware in the context of our relationship with Compuware as the owner of in excess of 80% of the total voting power of our common stock. The prices and other terms of these agreements will be designed to be consistent with the requirements of Section 482 of the Code and related U.S. Treasury Regulations with respect to transactions between related parties.

Master Separation Agreement

The master separation agreement contains key provisions relating to our ongoing relationship with Compuware. The master separation agreement also contains agreements relating to the conduct of this offering and future transactions, and will govern the relationship between Compuware and us subsequent to this offering. Unless otherwise required by the specific provisions of the agreement, the master separation agreement will terminate on a date that is five years after the first date on which Compuware ceases to own shares representing at least 20% of our common stock. The provisions of the master separation agreement related to our cooperation with Compuware in connection with future litigation will survive seven years after the termination of the agreement, and provisions related to indemnification by us and Compuware will survive indefinitely.

This Offering. The master separation agreement requires us to use commercially reasonable efforts to satisfy certain conditions to the completion of this offering. Compuware may, in its sole and absolute discretion, choose to proceed with or abandon this offering. All costs and expenses of Covisint and Compuware relating to this offering will be paid by us (except for Compuware’s internal fees, costs and expenses related to this offering).

Future Distribution. Additionally, we have agreed to cooperate, at our expense, with Compuware to accomplish a distribution by Compuware of our common stock intended to qualify as a tax-free transaction, and we have agreed to promptly take any and all actions necessary or desirable to effect any such distribution. Compuware will determine, in its sole discretion, whether such distribution shall occur, the date of the distribution and the form, structure and all other terms of any transaction to effect the distribution. Such determination may take into account, without limitation, the potential impact on the Tax-Free Distribution of a change in control of Compuware . While a distribution may not occur at all, Compuware announced on January 25, 2013 that it plans to distribute its shares of our common stock within one year following this offering. At any time prior to completion of a distribution, Compuware may decide to abandon the distribution, or may modify or change the terms of the distribution, which could have the effect of accelerating or delaying the timing of the distribution.

Anti-Dilution Option. Pursuant to the master separation agreement, we have granted Compuware an ongoing option to purchase from us such number of shares of our common stock as necessary to prevent Compuware’s voting ownership percentage of our stock from falling below 80.1% following the completion of this offering. This option may be exercised by Compuware in connection with any issuance by us of common stock. Upon exercise of the option, Compuware will pay a price per share of our common stock equal to the market price of our common stock as of the date of first delivery to us of notice of exercise of the option by Compuware or its permitted assignee. Compuware’s option to maintain its ownership percentage in us will terminate on the earlier of the date that (i) Compuware’s voting ownership percentage of our stock falls below 80.1%, or (ii) the date on which, if the option has been transferred to a subsidiary of Compuware, that subsidiary ceases to be a subsidiary of Compuware.

Indemnification. The master separation agreement provides for cross-indemnities that generally place the financial responsibility on us and our subsidiaries for all liabilities associated with the current and historical Covisint business and operations, and generally place on Compuware the financial responsibility for liabilities associated with all of Compuware’s other current and historical businesses and operations, in each case regardless of the time those liabilities arise. The master separation agreement also contains indemnification provisions under which we and Compuware each indemnify the other with respect to material breaches of the master separation agreement or any intercompany agreement.

In addition to our general indemnification obligations described above relating to the current and historical Covisint business and operations, we will indemnify Compuware against liabilities arising from misstatements or omissions in this prospectus or the registration statement of which it is a part, except for misstatements or omissions relating to information that Compuware provided to us specifically for inclusion in this prospectus or the registration statement of which it forms a part. We will also indemnify Compuware against liabilities arising from any misstatements or omissions in our subsequent SEC filings and from information we provide to Compuware specifically for inclusion in Compuware’s annual or quarterly reports following the completion of this offering, but only to the extent that the information pertains to us or our business or to the extent Compuware provides us prior written notice that the information will be included in its annual or quarterly reports and the liability does not result from the action or inaction of Compuware.

In addition to Compuware’s general indemnification obligations described above relating to the current and historical Compuware business and operations, Compuware will indemnify us for liabilities under litigation matters related to Compuware’s business and for liabilities arising from misstatements or omissions with respect to information that Compuware provided to us specifically for inclusion in this prospectus or the registration statement of which it forms a part. Compuware will also indemnify us against liabilities arising from information Compuware provides to us specifically for inclusion in our annual or quarterly reports following the completion of this offering, but only to the extent that the information pertains to Compuware or Compuware’s business or to the extent we provide Compuware prior written notice that the information will be included in our annual or quarterly reports and the liability does not result from our action or inaction.

For liabilities arising from events occurring on or before the time of this offering, the master separation agreement contains a general release. Under this provision, we release Compuware and its subsidiaries, successors and assigns, and Compuware releases us and our subsidiaries, successors and assigns, from any liabilities arising from events between us on the one hand, and Compuware on the other hand, occurring on or before the time of this offering, including in connection with the activities to implement this offering. The general release does not apply to liabilities allocated between the parties under the master separation agreement or other intercompany agreements or to specified ongoing contractual arrangements.

Accounting Matters; Legal Policies. Under the master separation agreement, we agree to use commercially reasonable efforts to use the same independent certified public accountants selected by Compuware and to maintain the same fiscal year as Compuware until such time as Compuware accomplishes the Tax-Free Distribution. We also agree to use commercially reasonable efforts to complete our audit and provide

Compuware with all financial and other information on a timely basis such that Compuware may meet its deadlines for filing its annual and quarterly financial statements.

Additionally, until such time as Compuware accomplishes the Tax-Free Distribution, the master separation agreement requires us to comply with all Compuware policies and directives identified by Compuware as critical to legal and regulatory compliance and to not adopt legal or regulatory policies or directives inconsistent with the policies identified by Compuware.

Employee Benefits Agreement

The employee benefits agreement formalizes the relationship between us and Compuware with respect to the allocation of employment-related and employee benefits liabilities, as well as setting forth the terms and conditions of our employees’ continued participation in certain of Compuware’s employee benefits plans and programs.

Under the employee benefits agreement, we agree to retain or assume specified employment-related and employee benefit liabilities of all Covisint employees, Covisint former employees, or other service providers providing services directly to the Covisint business. Pursuant to the employee benefits agreement, until the date of the Tax-Free Distribution (or such earlier date mutually agreed upon by the parties), our employees will continue to participate in the Compuware health and welfare and retirement programs. Any outstanding equity awards granted to a Covisint employee or service provider under a Compuware equity incentive plan will continue under the terms and conditions of such Compuware plan.

The employee benefits agreement may be terminated or amended at any time upon mutual consent of the parties.

Compuware Services Agreement

Under the Compuware services agreement, Compuware or its affiliates will provide us with certain professional services which we or our subsidiaries may request from time to time in support of our solutions, including software development and technical support services. Compuware or its affiliates will provide these services to us as identified on one or more service orders. We will compensate Compuware for these professional services on a case-by-case basis in accordance with rates to be mutually agreed upon. Because most of the Compuware employees who had been providing us services under the Compuware services agreement became our employees effective March 1, 2013, our need to obtain such services from Compuware or its affiliates will be on a much smaller scale than originally contemplated. Such services will be provided at market rates.

Furthermore, we have agreed in the Compuware services agreement that the services are to be provided without warranty of any nature, express or implied. In addition, we have agreed that Compuware’s liability under the Compuware services agreement is limited to indemnifying us for our losses caused by a breach of the agreement by Compuware or the gross negligence, bad faith or willful misconduct of Compuware or its affiliates.

Intellectual Property Agreement

The intellectual property agreement formalizes the relationship between us and Compuware with respect to our access and use of certain Compuware intellectual property and with respect to Compuware’s access and use of certain of our intellectual property.

Under the intellectual property agreement, Compuware has granted to us a royalty-free license to use certain Compuware software and a right to access and use certain Compuware-hosted solutions and we have granted Compuware a royalty-free license and right to access and use certain of our solutions. In addition, the licenses and rights granted by both of us include the limited right to grant sublicenses to our affiliates and certain third-party vendors and customers or to permit our affiliates and certain third-party vendors and customers to access and use the hosted solutions covered by this agreement, subject to certain limitations and conditions. The licenses and rights granted under this agreement also cover all updates, enhancements and subsequent versions of the solutions and hosted services licensed or made available under the agreement.

Under the intellectual property agreement, Compuware will indemnify us for any losses arising out of any third-party claims against us alleging that our use of the solutions and hosted services licensed or made available by Compuware to us under the intellectual property agreement infringe the intellectual property rights of that third party, and we will indemnify Compuware for any losses arising out of any third-party claims against Compuware alleging that Compuware’s use of the solutions and hosted services licensed or made available by us to Compuware under the intellectual property agreement infringe the intellectual property rights of that third party. In addition, Compuware will indemnify us for any losses arising out of any third-party claims against us based on Compuware’s breach of the agreement or actions that constitute gross negligence, bad faith or willful misconduct. Similarly, we will indemnify Compuware for any losses arising out of any third-party claims against Compuware based on our breach of the agreement or actions that constitute gross negligence, bad faith or willful misconduct.

Unless otherwise agreed, the licenses and rights granted under the intellectual property agreement will terminate upon such time as Compuware accomplishes the Tax-Free Distribution. At that time, if and to the extent that either of us have granted a sublicense of, or permitted the access and use of, the other party’s solutions and hosted services licensed or made available to one or more of our customers, such sublicenses or rights will terminate. In such event, we and Compuware have agreed to work together to jointly develop and execute a plan to mitigate the effects of any such termination to our customers who may be affected.

Registration Rights Agreement

Under the registration rights agreement, we provide Compuware with certain registration rights because the shares of our common stock held by Compuware after this offering will be deemed “restricted securities” as defined in Rule 144 under the Securities Act. Accordingly, Compuware may only sell a limited number of shares of our common stock into the public markets without registration under the Securities Act. At the request of Compuware, we will use commercially reasonable efforts to register shares of our common stock that are held by Compuware after the closing of this offering, or subsequently acquired, for public sale under the Securities Act. Compuware may request up to two registrations in any calendar year. We also provide Compuware with “piggy-back” rights to include its shares in future registrations by us of our securities under the Securities Act. There is no limit on the number of these “piggy-back” registrations in which Compuware may request its shares be included.

Compuware may not transfer its registration rights other than to an affiliate. Compuware’s registration rights will terminate on the earlier of the date on which Compuware has sold or transferred all of its shares of our common stock deemed “restricted securities” or our common stock held by Compuware may be sold without restriction pursuant to Rule 144 of the Securities Act.

We have agreed to cooperate in these registrations and related offerings. All expenses payable in connection with such registrations will be paid by us, including the fees and expenses of one firm of legal counsel chosen by Compuware, except that Compuware will pay all its own internal administrative costs and underwriting discounts and commissions applicable to the sale of its shares of our common stock.

Shared Services Agreement

Under the shared services agreement, Compuware will provide us with certain administrative, financial, legal, tax, insurance, facility, information technology and other services. For such time as the shared services agreement is in effect, Compuware and Covisint may agree on additional services to be included in the shared services agreement. Compuware will provide services to us with substantially the same degree of skill and care as such services are performed within Compuware. We will pay fees to Compuware for the services rendered based on the number and total cost of the Compuware employees required to provide services, or as otherwise may be agreed.

The initial term of the shared services agreement will expire at such a time as Compuware accomplishes the Tax-Free Distribution and will be extended automatically for additional three-month terms unless terminated by one of the parties upon at least 45 days’ prior written notice, however, upon a termination by Compuware any existing real estate license may continue for up to 90 days. Prior to the expiration of the initial term and any subsequent renewal term, we will agree with Compuware to adjust the fees payable for services under the agreement, as necessary, to accurately reflect the level of services we require. We have the right to terminate any of the services provided by Compuware under the shared services agreement at any time upon 30 days’ prior written notice of termination to Compuware or, in the case of Compuware’s failure to perform any of its material obligations under the agreement, upon the 30th day of Compuware’s continued failure to perform. As of the date of this prospectus, we expect that Compuware will provide us with these services for a period longer than the initial term.

Furthermore, Compuware has agreed under the shared services agreement to indemnify us with respect to, our own losses for property damage or personal injury in connection with the services provided to us, to the extent that such losses are caused by the gross negligence, bad faith or willful misconduct of Compuware.

Tax Sharing Agreement

Until December 31, 2012, the Covisint business operated as a division of Compuware and, as a division, our operations were included in the tax returns filed by Compuware’s consolidated group, or the Consolidated Group, for U.S. federal income tax purposes, as well as in certain consolidated, combined or unitary groups that include Compuware and/or certain of its subsidiaries, which we refer to as the Combined Group, for taxes other than U.S. federal income taxes. Effective January 1, 2013, Compuware made a contribution to us of substantially all the assets and liabilities relating to our business and, as a member of the Consolidated Group, our operations have been included in the Consolidated Group since that date for tax periods or portions thereof commencing after such contribution in which Compuware owned at least 80% of the total voting power and value of our outstanding stock. In the event that we are not included in the Consolidated Group, we would no longer join in the filing of the Consolidated Group’s federal income tax returns and would file federal income tax returns separate from the Consolidated Group following the deconsolidation.

Pursuant to the tax sharing agreement, we and Compuware generally will make payments to each other such that, with respect to tax returns for specified taxable periods in which we or any of our subsidiaries are included in a Consolidated Group or in any Combined Group, the amount of taxes to be paid by us or tax reimbursement paid to us will be determined, subject to certain adjustments, as if we and each of our subsidiaries included in the Consolidated Group or in any Combined Group filed our own consolidated, combined, unitary or separate tax return. The tax sharing agreement also provides for the allocation between Compuware and Covisint of compensation-related deductions attributable to employee stock options and restricted stock granted to employees of the Covisint business. Compuware may be required to make payments to us in the event that Compuware realizes the tax benefits of such compensation-related deductions. If the projected amount of a tax sharing payment owed by us under the tax sharing agreement or the amount of Covisint tax assets exceeds a threshold amount with respect to a return of a Consolidated Group or any Combined Group, Compuware will provide to us a pro forma draft of the portion of such tax returns that reflect our separate tax liability or the amount of separate tax assets and related materials in order to determine the amount of tax sharing payments or the amount of tax assets under the tax sharing agreement. We will be responsible for any taxes with respect to tax returns that include only us and our subsidiaries.

Compuware will be primarily responsible for controlling and contesting any audit or other tax proceeding with respect to the Consolidated Group or any Combined Group. Disputes arising between the parties relating to matters covered by the tax sharing agreement are subject to resolution through specific dispute resolution provisions.

It is expected that we will be included in the Consolidated Group immediately following this offering. However, if Compuware were to own less than 80% of the total value of our outstanding stock on account of, for example, exercise of the underwriters’ over-allotment, the exercise of employee stock options or the issuance of additional stock following the offering, such inclusion in the Consolidated Group would cease. Such a deconsolidation could also negatively impact Compuware’s ability to distribute its shares of our common stock to its shareholders in a tax-free transaction. Pursuant to the tax sharing agreement, Compuware, during any part of specified consolidated return years, is liable for the tax on the consolidated return of such year, except for such taxes related to (i) our separate tax liability and (ii) the Covisint business and operations of such year and for any subsequently determined deficiency thereon. In some jurisdictions, each member of a consolidated, combined or unitary group for federal income or state, local or foreign tax purposes is jointly and/or severally liable for the federal income or state, local or foreign tax liability of each other member of the consolidated, combined or unitary group. Accordingly, although the tax sharing agreement allocates tax liabilities between us and Compuware, for any period in which we were included in the Consolidated Group or a Combined Group, we could be liable in the event that any tax liability was incurred, but not discharged, by any other member of the Consolidated Group or any Combined Group.

Compuware announced on January 25, 2013 that it plans to distribute its shares of our common stock within one year following this offering. We and Compuware have agreed to set forth our respective rights, responsibilities and obligations with respect to such a Tax-Free Distribution in the tax sharing agreement. If Compuware pursues the announced Tax-Free Distribution, we have agreed to cooperate with Compuware and to take any and all actions reasonably requested by Compuware in connection with such a transaction. We have also agreed not to knowingly take or fail to take any actions that could reasonably be expected to preclude Compuware’s ability to undertake the Tax-Free Distribution. In the event Compuware accomplishes the Tax-Free Distribution, we have agreed not to take certain actions, such as stock issuances, redemptions, certain stock repurchases, amending our articles of incorporation or other organizational documents to affect the voting rights of our stock, mergers or consolidations, liquidations or partial liquidations, asset sales or contributions, or other actions or transactions that could jeopardize the reorganization status of the Tax-Free Distribution within the two years following the Tax-Free Distribution without first obtaining the opinion of tax counsel or a private letter ruling to the effect that such actions will not result in the Tax-Free Distribution failing to qualify as a tax-free transaction. In addition, we generally would be responsible for, among other things, any taxes (including taxes that could be imposed on Compuware under Section 355(e) of the Code) resulting from the failure of the Tax-Free Distribution to qualify as a tax-free transaction to the extent such taxes are attributable to, or result from, certain actions or failures to act by us or certain transactions involving us following the Tax-Free Distribution. We also generally would be responsible for 50% of such taxes to the extent such taxes are not attributable to, or do not result from, certain actions or failures to act by either us or Compuware.

PRINCIPAL SHAREHOLDERS

As of the date of this prospectus, 100% of our outstanding common stock is owned by Compuware. Upon completion of this offering, Compuware will beneficially own       % of our issued and outstanding common stock. After completion of this offering, Compuware will be able, acting alone, to elect our entire board of directors and to approve any action requiring shareholder approval.

The following table sets forth information regarding the beneficial ownership of our common stock as of the date of this prospectus, immediately following the completion of this offering, for:

•	each person known by us to beneficially own more than 5% of our common stock;

•	each executive officer named in the Summary Compensation Table under “Executive Compensation”;

•	each of our directors; and

•	each of our directors and executive officers as a group.

Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if they have or share the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof or have the right to acquire such powers within 60 days. Accordingly, the following table does not include options to purchase our common stock which are not exercisable within the next 60 days. This table does not reflect any shares of common stock that our directors and executive officers may purchase in this offering. Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Covisint Corporation, One Campus Martius, Detroit, Michigan 48226.

Name and Address of Beneficial Owner	Beneficial Ownership of our Common Stock	Percentage Prior to this Offering	Percentage After this Offering
5% Shareholders
Compuware(1)	1,000,100	%	%
Executive Officers and Directors
David A. McGuffie	—	%	%
W. James Prowse	—	%	%
Steven R. Asam	234	(2)%	%
Bernard M. Goldsmith	1,117	(2)%	%
William O. Grabe	1,117	(2)%	%
Robert C. Paul	—	%	%
Ralph J. Szygenda	1,117	(2)%	%
All directors and executive officers as a group (7 persons)	3,585	(2)%	%

(1)	The address of Compuware is One Campus Martius, Detroit, Michigan 48226.
(2)	Represents option shares granted in accordance with our 2009 Long Term Incentive Plan, which option shares will vest and be exercisable upon completion of this offering.

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock and provisions of our articles of incorporation and bylaws are summaries thereof and are qualified by reference to our articles of incorporation and bylaws, copies of which have been filed with the SEC as exhibits to our registration statement of which this prospectus forms a part.

General

Upon completion of this offering, our authorized capital stock will consist of:

•	shares of common stock, no par value; and

•	shares of undesignated preferred stock, no par value.

As of the date of this prospectus,              shares of common stock are outstanding. Upon completion of this offering, there will be outstanding              shares of common stock. As of the date of this prospectus, no preferred stock has been designated or is outstanding.

Common Stock

Dividend Rights

Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of our common stock are entitled to receive dividends, out of assets legally available, sharing equally in all such dividends on a per share basis, at the times and in the amounts that our board of directors may determine from time to time.

Voting Rights

Holders of our common stock are entitled to one vote per share. Generally, all matters to be voted on by shareholders must be approved by a majority of the votes entitled to be cast at a meeting by all shares of common stock present in person or represented by proxy, subject to any voting rights granted to holders of any preferred stock.

Right to Receive Liquidation Distributions

Upon our liquidation, dissolution or winding-up, the holders of our common stock are entitled to share equally in all of our assets remaining after payment of all liabilities and the liquidation preferences of any outstanding preferred stock.

Preferred Stock

No shares of our preferred stock are outstanding as of the date of this prospectus. However, our board of directors is empowered, subject to any requirements of NASDAQ, to cause the 1 million authorized shares of our preferred stock to be issued from time to time in one or more series, with the numbers of shares of each series and the designations, preferences and relative, participating, optional, dividend and other special rights of the shares of each such series and the qualifications, limitations, restrictions, conditions and other characteristics thereof as fixed by our board of directors. Among the specific matters that may be determined by our board of directors are:

•	the designation of each series;

•	the number of shares of each series;

•	the rate of dividends, if any;

•	whether dividends, if any, shall be cumulative or noncumulative;

•	the terms of redemption, if any;

•	the rights of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of our company;

•	rights and terms of conversion or exchange, if any;

•	restrictions on the issuance of shares of the same series or any other series, if any; and

•	voting rights, if any.

We have no present plans to issue any shares of preferred stock. The ability of our board of directors to issue preferred stock without shareholder approval could have the effect of delaying, deferring or preventing a change in control of us or the removal of our existing management.

Warrants

As of the date of this prospectus, there were no outstanding warrants to purchase shares of our capital stock.

Registration Rights

We have entered into a registration rights agreement with Compuware which, among other things, provides for specified registration and other rights relating to common stock owned by Compuware. See “Certain Relationships and Related Party Transactions—Relationship with Compuware.”

Anti-Takeover Effects of Our Articles of Incorporation and Bylaws

The provisions of our articles of incorporation and our bylaws described below may have the effect of delaying, deferring or discouraging another party from acquiring control of us.

Advance Notice Procedure

Our bylaws provide an advance notice procedure for shareholders to nominate director candidates for election or to bring business before an annual meeting of shareholders, including proposed nominations of persons for election to the board of directors. Subject to the rights of the holders of any series of preferred stock, only persons nominated by, or at the direction of, our board of directors or by a shareholder who has given proper and timely notice to our secretary prior to the meeting, will be eligible for election as a director. In addition, any proposed business other than the nomination of persons for election to our board of directors must constitute a proper matter for shareholder action pursuant to the notice of meeting delivered to us. For notice to be timely, it must be received by our secretary not less than 90 nor more than 120 calendar days prior to the first anniversary of the previous year’s annual meeting (or if the date of the annual meeting is advanced more than 30 calendar days or delayed by more than 60 calendar days from such anniversary date, no more than 90 days prior to such meeting or the 10th calendar day after public announcement of the date of such meeting is first made). These advance notice provisions may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempt to obtain control of us.

Shareholder Action by Written Consent; Special Meetings

Our articles of incorporation provide that until such time as Compuware or its successor-in-interest ceases to hold shares representing at least a majority of votes entitled to be cast by the holders of our common stock, any action required or permitted to be taken by shareholders at any annual or special meeting of shareholders may be taken without a meeting, without prior notice and without a vote, so long as written consent is obtained from the holders of the minimum number of votes that would have been required to authorize or take action if such a meeting were held. From and after such time as Compuware or its successor-in-interest ceases to hold shares representing at least a majority of the votes entitled to be cast by the holders of our common stock, any action required or permitted to be taken by shareholders may be effected only at a duly called annual or special meeting of shareholders and may not be effected by a written consent or consents by shareholders in lieu of such a meeting.

Except as otherwise required by law, special meetings of our shareholders for any purpose or purposes may only be called by (1) Compuware or its successor-in-interest, so long as Compuware or its successor-in-interest is the beneficial owner of at least a majority of the votes entitled to be cast by the holders of our common stock, (2) our chairman or (3) our board of directors or our secretary pursuant to a resolution approved by a majority of directors then in office. No business other than that stated in the notice of a special meeting may be transacted at such special meetings.

Cumulative Voting

Our shareholders do not have cumulative voting rights.

Amendment

All provisions of our articles of incorporation may be amended with the approval of a majority of the votes entitled to be cast, except that any change to the corporate opportunities provisions of our articles of incorporation requires the approval of at least 80% of the votes entitled to be cast.

Our bylaws may be amended, supplemented or repealed upon the vote of our shareholders or board of directors at any meeting duly held in accordance with our bylaws.

Michigan Law Regulating Corporate Takeovers

Chapter 7A of the Michigan Business Corporation Act may affect attempts to acquire control of us. In general, under Chapter 7A, “business combinations” (defined to include, among other transactions, certain mergers, dispositions of assets or shares and recapitalizations) between covered Michigan business corporations or their subsidiaries and an “interested shareholder” (defined as the direct or indirect beneficial owner of at least 10% of the voting power of a covered corporation’s outstanding shares) can only be consummated if approved by at least 90% of the votes of each class of the corporation’s shares entitled to vote and by at least two-thirds of such voting shares not held by the interested shareholder or affiliates, unless five years have elapsed after the person involved became an “interested shareholder” and unless certain price and other conditions are satisfied. Our board of directors has the power to elect to be subject to Chapter 7A as to specifically identified or unidentified interested shareholders.

Provisions of Our Articles of Incorporation Relating to Related Party Transactions and

Corporate Opportunities.

In order to address potential conflicts of interest between us and Compuware with respect to corporate opportunities that are otherwise permitted to be undertaken by us, our articles of incorporation contain provisions regulating and defining the conduct of our affairs as they may involve Compuware and its officers and directors, and our powers, rights, duties and liabilities and those of our officers, directors and shareholders in connection with our relationship with Compuware. In general, these provisions recognize that, subject to the limitations related to our technology and solution development and marketing activities, we and Compuware may engage in the same or similar business activities and lines of business, may have an interest in the same areas of corporate opportunities and will continue to have contractual and business relations with each other, including officers and directors of Compuware serving as our directors.

Our articles of incorporation provide that, subject to the limitations related to our technology and solution development and marketing activities, Compuware will have no duty to refrain from:

•	engaging in the same or similar business activities or lines of business as us;

•	doing business with any of our clients or customers; or

•	employing or otherwise engaging any of our officers or employees.

Our articles of incorporation provide that if Compuware acquires knowledge of a potential transaction or matter which may be a corporate opportunity for both us and Compuware, Compuware will have no duty to communicate or present such corporate opportunity to us and we will, to the fullest extent permitted by law, renounce any interest or expectancy in any such opportunity and waive any claim that such corporate opportunity be presented to us. Compuware will have satisfied its fiduciary duty with respect to such a corporate opportunity and will not be liable to us or our shareholders for breach of any fiduciary duty as our shareholder by reason of the fact that Compuware acquires or seeks the corporate opportunity for itself, directs that corporate opportunity to another person or does not present that corporate opportunity to us.

If one of our directors or officers who is also a director or officer of Compuware learns of a potential transaction or matter that may be a corporate opportunity for both us and Compuware and which may be properly pursued by us pursuant to the limitations related to our technology and solution development and marketing activities, our articles of incorporation provide that the director or officer will have satisfied his or her fiduciary duties to us and our shareholders, will not be liable for breach of fiduciary duties to us and our shareholders with respect to such corporate opportunity, and will be deemed not to have derived an improper personal economic gain from such corporate opportunity if the director or officer acts in good faith in a manner consistent with the following policy:

•

where an opportunity is offered to a Covisint director (but not an officer) who is also a director or officer of Compuware, Covisint will be entitled to pursue such opportunity only when expressly offered to such individual solely in his or her capacity as a Covisint director;

•

where an opportunity is offered to a Covisint officer who is also a Compuware officer, Covisint will be entitled to pursue such opportunity only when expressly offered to such individual solely in his or her capacity as a Covisint officer;

•

where an opportunity is offered to a Covisint officer who is also a director (but not an officer) of Compuware, Covisint will be entitled to pursue such opportunity unless expressly offered to the individual solely in his or her capacity as a Compuware director; and

•

where one of our officers or directors, who also serves as a director or officer of Compuware, learns of a potential transaction or matter that may be a corporate opportunity for both us and Compuware in any manner not addressed in the foregoing descriptions, such director or officer will have no duty to communicate or present that corporate opportunity to us and will not be liable to us or our shareholders for breach of fiduciary duty by reason of the fact that Compuware pursues or acquires that corporate opportunity for itself.

The foregoing limitation of liability provisions are not intended to be an allocation of corporate opportunities between us and Compuware.

For purposes of our articles of incorporation, “corporate opportunities” are limited to business opportunities contemplated by our development and marketing of cloud engagement Platform-as-a-Service offerings and, subject to this limitation, include business opportunities which we are financially able to undertake, which are, from their nature, in our line of business, are of practical advantage to us and are ones in which we have an interest or a reasonable expectancy, and in which, by embracing the opportunities, the self-interest of Compuware or its officers or directors will be brought into conflict with our self-interest.

The corporate opportunity provisions in our articles of incorporation will continue in effect until the later of (1) Compuware or its successor-in-interest ceasing to beneficially own 20% or more of the outstanding shares of our common stock and (2) the date upon which no Covisint officer or director is also an officer or director of Compuware or its successor-in-interest. The vote of at least 80% of the votes entitled to be cast will be required to amend, alter, change or repeal the corporate opportunity provisions.

By becoming a shareholder in our company, you will be deemed to have notice of and have consented to the provisions of our articles of incorporation, including those related to corporate opportunities that are described above.

Limitations on Liability and Indemnification Matters

Sections 1561 through 1571 of the Michigan Business Corporation Act, or the MBCA, authorize a corporation to grant or a court to award, indemnity to directors, officers, employees and agents in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933.

Our bylaws provide that with respect to non-derivative actions, we will indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative and whether formal or informal (other than an action by or in the right of the Corporation) by reason of the fact that the person is or was a director or officer of us, or, while serving as a director or officer of us, is or was serving at our requests as a director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust or other enterprise, whether for profit or not, against expenses (including actual and reasonable attorneys’ fees), judgments, penalties, fines, and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of us or our shareholders, and with respect to any criminal action or proceeding, if the person had no reasonable cause to believe his or her conduct was unlawful. With respect to derivative actions, we will indemnify any person who was or is a party to or is threatened to be made a party to any threatened, pending or completed action or suit by or our right to procure a judgment in its favor by reason of the fact that the person is or was a director or officer of us, or, while serving as a director or officer of us, is or was serving at our request as a director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust or other enterprise, whether for profit or not, against expenses (including actual and reasonable attorneys’ fees) and amounts paid in settlement actually and reasonably incurred by the person in connection with such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of us or our shareholders. Our bylaws also provide that we will indemnify a director or officer for the expenses incurred in the successful defense of any such proceeding, subject to the provisions of the MBCA. Further, we may pay or reimburse the expenses of any person who is a party or threatened to be made a party to an action, suit or proceeding in advance of final disposition, subject to certain limitations. These rights are not exclusive of any other right that any person seeking indemnification or advancement of expenses may have or acquire under a contractual arrangement with us. No amendment or repeal of these provisions will apply to or have any effect on any director or officer of us for or with respect to any acts or omissions of such director or officer occurring prior to the time of any such amendment or repeal. Our bylaws also specifically authorize us to maintain insurance and to grant similar indemnification rights to our employees or agents.

Section 1209 of the MBCA permits a Michigan corporation to include in its articles of incorporation a provision eliminating or limiting a director’s liability to a corporation or its shareholders for monetary damages for breaches of fiduciary duty. The enabling statute provides, however, that liability for breaches of the duty of loyalty, acts or omissions not in good faith or involving intentional misconduct or knowing violations of the law, or the receipt of improper personal benefits cannot be eliminated or limited in this manner. Our articles of incorporation include a provision which eliminates, to the fullest extent permitted by the MBCA, director liability for monetary damages for breaches of fiduciary duty.

Stock Exchange Listing Symbol

We will apply to list our common stock on the NASDAQ Global Market under the symbol “COVS”.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be Computershare Trust Company, N.A.

SHARES ELIGIBLE FOR FUTURE SALE

Before our initial public offering, there has not been a public market for shares of our common stock. Future sales of substantial shares of our common stock, including shares issued upon the settlement of outstanding options, in the public market after our initial public offering, or the possibility of these sales occurring, could cause the prevailing market price for our common stock to fall or impair our ability to raise equity capital in the future.

After our initial public offering, we will have outstanding              shares of our common stock (             shares of our common stock if the underwriters exercise in full their over-allotment option). This includes              shares of common stock (             shares of our common stock if the underwriters exercise in full their over-allotment option) that we are selling in our initial public offering, which shares may be resold in the public market immediately following our initial public offering, and assumes no exercise of outstanding options.

The              shares of common stock that are not offered in our initial public offering, as well as shares reserved for future issuance under our 2009 Long Term Incentive Plan, will be “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under the Securities Act, and these restricted securities will not be available for sale in the public market until 181 days after the date of this prospectus.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person is entitled to sell those shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, each of our affiliates or persons selling shares on behalf of each of our affiliates are entitled to sell upon the expiration of the lock-up agreements described below, within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding, which will equal approximately shares immediately after our initial public offering, or

•	the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Lock-Up Agreements and Market Standoff Provisions

Our officers, directors, substantially all of our other option holders, and Compuware have agreed with the underwriters not to dispose of any of our common stock or securities convertible into or exchangeable for shares of our common stock for specified periods of time after the date of this prospectus, except with the prior written consent of the underwriters. Under the terms of their lock-up agreement with the underwriters, Compuware, our directors and our executive officers are eligible to sell shares of our common stock 181 days after the date of this prospectus, subject to certain exceptions as described in “Underwriting.”

In addition, we have agreed with our underwriters not to sell any shares of our common stock or securities convertible into or exchangeable for shares of our common stock for a period of 180 days after the date of this prospectus. The underwriters may, at any time, waive these restrictions.

See “Underwriting” for a more complete description of the lock-up agreements that we and our directors, executive officers, and Compuware have entered into with the underwriters.

Registration Rights

Upon the closing of our initial public offering, Compuware will be entitled to rights with respect to the registration of the sale of common stock under the Securities Act. Registration of the sale of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. See “Certain Relationships and Related Party Transactions—Relationship with Compuware—Registration Rights Agreement.”

Registration Statement

We intend to file a registration statement on Form S-8 under the Securities Act covering all of the shares of our common stock options outstanding, as well as reserved for future issuance, under our stock plans. We expect to file this registration statement as soon as practicable after our initial public offering. However, none of the shares registered on Form S-8 will be eligible for resale until the expiration of the lock-up agreements to which they are subject.

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS OF

OUR COMMON STOCK

This section summarizes the material U.S. federal income and estate tax considerations relating to the acquisition, ownership and disposition of our common stock by “non-U.S. holders” (defined below) pursuant to this offering. This summary does not provide a complete analysis of all potential U.S. federal income tax considerations relating thereto. The information provided below is based upon provisions of the Code, Treasury regulations promulgated thereunder, administrative rulings, and judicial decisions currently in effect. These authorities may change at any time, possibly retroactively, or the IRS, might interpret the existing authorities differently. In either case, the tax considerations of owning or disposing of our common stock could differ from those described below.

For purposes of this summary, a “non-U.S. holder” is any holder of our common stock, other than a partnership, that is not:

•	an individual who is a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized under the laws of the United States, any state therein or the District of Columbia;

•

a trust if it (1) is subject to the primary supervision of a U.S. court and one of more U.S. persons have authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person; or

•	an estate whose income is subject to U.S. income tax regardless of source.

If you are an individual, you may, in many cases, be deemed to be a resident alien, as opposed to a nonresident alien, by virtue of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. For these purposes, all the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year are counted. Resident aliens are subject to U.S. federal income tax as if they were U.S. citizens. Such an individual is urged to consult his or her own tax advisor regarding the U.S. federal income tax consequences of the ownership or disposition of our common stock. If a partnership or other pass-through entity is a beneficial owner of our common stock, the tax treatment of a partner in the partnership or an owner of the entity will depend upon the status of the partner or other owner and the activities of the partnership or other entity. Any partner in a partnership or owner of a pass-through entity holding shares of our common stock should consult its own tax advisor.

This discussion assumes that a non-U.S. holder will hold our common stock as a capital asset (generally, property held for investment). The summary generally does not address tax considerations that may be relevant to particular investors because of their specific circumstances, or because they are subject to special rules, including, without limitation, if the investor is a former citizen or long-term resident of the United States, “controlled foreign corporation,” “passive foreign investment company,” corporation that accumulates earnings to avoid U.S. federal income tax, real estate investment trust, regulated investment company, dealer in securities or currencies, financial institution, tax-exempt entity, insurance company, person holding our common stock as part of a hedging, integrated, conversion or constructive sale transaction or a straddle, trader in securities that elects to use a mark-to-market method of accounting, person liable for the alternative minimum tax, person who acquired our common stock as compensation for services, or partner in a partnership or beneficial owner of a pass-through entity that holds our common stock. Finally, the summary does not describe the effects of any applicable foreign, state or local laws, or, except to the extent discussed below, the effects of any applicable gift or estate tax laws.

INVESTORS CONSIDERING THE PURCHASE OF OUR COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME AND ESTATE TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE CONSEQUENCES OF FOREIGN, STATE OR LOCAL LAWS, AND TAX TREATIES.

Dividends

We do not expect to declare or pay any dividends on our common stock in the foreseeable future. If we do pay dividends on shares of our common stock, however, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits will constitute a return of capital that is applied against and reduces, but not below zero, a non-U.S. holder’s adjusted tax basis in shares of our common stock. Any remaining excess will be treated as gain realized on the sale or other disposition of our common stock. See “—Sale of Our Common Stock.”

Any dividend paid to a non-U.S. holder on our common stock will generally be subject to U.S. withholding tax at a 30% rate. The withholding tax might not apply, however, or might apply at a reduced rate, under the terms of an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence. You should consult your tax advisors regarding your entitlement to benefits under a relevant income tax treaty. Generally, in order for us or our paying agent to withhold tax at a lower treaty rate, a non-U.S. holder must certify its entitlement to treaty benefits. A non-U.S. holder generally can meet this certification requirement by providing a Form W-8BEN (or any successor form) or appropriate substitute form to us or our paying agent. If the non-U.S. holder holds the stock through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to the agent. The holder’s agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries. For payments made to a partnership or other pass-through entity, the certification requirements generally apply to the partners or other owners rather than to the partnership or other entity, and the partnership or other entity must provide the partners’ or other owners’ documentation to us or our paying agent. If you are eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty, you may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the IRS in a timely manner.

Dividends received by a non-U.S. holder that are effectively connected with a U.S. trade or business conducted by the non-U.S. holder, and if required by an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence, are attributable to a permanent establishment maintained by the non-U.S. holder in the United States, are not subject to such withholding tax. To obtain this exemption, a non-U.S. holder must provide us with an IRS Form W-8ECI properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, are taxed at the same graduated rates applicable to U.S. persons, net of certain deductions and credits. In addition to the graduated tax described above, dividends received by corporate non-U.S. holders that are effectively connected with a U.S. trade or business of the corporate non-U.S. holder may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable tax treaty.

Sale of Our Common Stock

Non-U.S. holders will generally not be subject to U.S. federal income tax on any gains realized on the sale, exchange or other disposition of our common stock unless:

•

the gain (1) is effectively connected with the conduct by the non-U.S. holder of a U.S. trade or business and (2) if required by an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence, is attributable to a permanent establishment (or, in certain cases involving individual holders, a fixed base) maintained by the non-U.S. holder in the United States (in which case the special rules described below apply);

•

the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the sale, exchange or other disposition of our common stock, and certain other requirements are met (in which case the gain would be subject to a flat 30% tax, or such reduced rate as may be specified by an applicable income tax treaty, which may be offset by U.S. source capital losses, even though the individual is not considered a resident of the United States); or

•	the rules of the Foreign Investment in Real Property Tax Act (FIRPTA) treat the gain as effectively connected with a U.S. trade or business.

The FIRPTA rules may apply to a sale, exchange or other disposition of our common stock if we are, or were within the shorter of the five-year period preceding the disposition and the non-U.S. holder’s holding period, a “U.S. real property holding corporation,” or USRPHC. In general, we would be a USRPHC if interests in U.S. real estate comprised at least half of our business assets. We do not believe that we are a USRPHC and we do not anticipate becoming one in the future. Even if we become a USRPHC, as long as our common stock is regularly traded on an established securities market, such common stock will be treated as U.S. real property interests only if beneficially owned by a non-U.S. holder that actually or constructively owned more than 5% of our outstanding common stock at some time within the five-year period preceding the disposition.

If any gain from the sale, exchange or other disposition of our common stock, (1) is effectively connected with a U.S. trade or business conducted by a non-U.S. holder and (2) if required by an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence, is attributable to a permanent establishment (or, in certain cases involving individuals, a fixed base) maintained by such non-U.S. holder in the United States, then the gain generally will be subject to U.S. federal income tax at the same graduated rates applicable to U.S. persons, net of certain deductions and credits. If the non-U.S. holder is a corporation, under certain circumstances, that portion of its earnings and profits that is effectively connected with its U.S. trade or business, subject to certain adjustments, generally would be subject also to a “branch profits tax.” The branch profits tax rate is generally 30%, although an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence might provide for a lower rate.

U.S. Federal Estate Tax

The estates of nonresident alien individuals generally are subject to U.S. federal estate tax on property with a U.S. situs. Because we are a U.S. corporation, our common stock will be U.S. situs property and therefore will be included in the taxable estate of a nonresident alien decedent, unless an applicable estate tax treaty between the United States and the decedent’s country of residence provides otherwise.

Backup Withholding and Information Reporting

The Code and the Treasury regulations require those who make specified payments to report the payments to the IRS. Among the specified payments are dividends and proceeds paid by brokers to their customers. The required information returns enable the IRS to determine whether the recipient properly included the payments in income. This reporting regime is reinforced by “backup withholding” rules. These rules require the payors to withhold tax from payments subject to information reporting if the recipient fails to cooperate with the reporting regime by failing to provide his taxpayer identification number to the payor, furnishing an incorrect identification number, or failing to report interest or dividends on his returns. The backup withholding tax rate is currently 28%. The backup withholding rules do not apply to payments to corporations, whether domestic or foreign.

Payments to non-U.S. holders of dividends on our common stock generally will not be subject to backup withholding, so long as the non-U.S. holder certifies its nonresident status (and we or our paying agent do not have actual knowledge or reason to know the holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied) or otherwise establishes an exemption. The certification procedures to claim treaty benefits described in “—Dividends” will satisfy the certification requirements necessary to avoid the backup withholding tax as well. We must report annually to the IRS any dividends paid to each non-U.S. holder and the tax withheld, if any, with respect to these dividends. Copies of these reports may be made available to tax authorities in the country where the non-U.S. holder resides.

Under the Treasury regulations, the payment of proceeds from the disposition of shares of our common stock by a non-U.S. holder may be subject to information reporting and/or backup withholding unless the beneficial owner establishes an exemption. You should consult your own tax advisor as to the potential application of information reporting and backup withholding to your disposition of shares of our common stock.

Backup withholding is not an additional tax. Any amounts withheld from a payment to a holder of common stock under the backup withholding rules can be credited against any U.S. federal income tax liability of the holder and may entitle the holder to a refund, provided that the required information is furnished to the IRS in a timely manner.

Recent legislation, the Foreign Account Tax Compliance Act, or FATCA, and administrative guidance generally impose withholding at a rate of 30% on payments to certain foreign entities of dividends on and the gross proceeds of dispositions of our common stock, unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied. Under final Treasury regulations, this withholding generally will apply to payments of dividends made on or after January 1, 2014, and to payments of gross proceeds from a sale or other disposition of our common stock made on or after January 1, 2017. Prospective investors should consult their tax advisors regarding the possible impact of the FATCA rules on their investment in our common stock, including, without limitation, the process and deadlines for meeting the applicable requirements to prevent the imposition of the 30% withholding tax under FATCA.

THE PRECEDING DISCUSSION OF U.S. FEDERAL TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated , 2013, we have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC is acting as representative, the following respective numbers of shares of our common stock:

Underwriter	Number of Shares
Credit Suisse Securities (USA) LLC
Allen & Company LLC
Pacific Crest Securities LLC

Total

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in this offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

We have granted to the underwriters a 30-day option to purchase up              to additional shares from us at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus less a selling concession of $              per share. After the initial public offering, the representative may change the public offering price and concession and discount to broker/dealers.

The following table summarizes the compensation and estimated expenses we will pay:

	Per Share		Total
	No Exercise	Full Exercise	No Exercise	Full Exercise
Underwriting discounts and commissions
Expenses payable

The representative has informed us that it does not expect sales to accounts over which the underwriters have discretionary authority to exceed 5% of the shares of our common stock being offered.

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of the representative for a period of 180 days after the date of this prospectus.

Our officers and directors and holders of substantially all of our currently outstanding stock and options have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of the representative for a period of 180 days after the date of this prospectus.

The restrictions described in the two immediately preceding paragraphs shall not apply to:

•	transactions by a director, officer or shareholder relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the shares;

•	the sale of shares of common stock pursuant to the underwriting agreement;

•	the issuance by us of shares of common stock upon the exercise of an option or the conversion of a security outstanding on the date of and as described in this prospectus;

•

transfers of shares of common stock or any securities convertible into or exercisable or exchangeable for common stock by a director, officer or shareholder to us in connection with the cashless exercise of options to purchase common stock, subject to certain conditions;

•	the exercise of options granted under our 2009 Long Term Incentive Plan outstanding on the date of this prospectus, in each case by a director, officer or shareholder;

•

the issuance or grant by us of shares, or options to purchase shares of, common stock pursuant to our stock plans described in this prospectus, provided that the recipient of such services or options will sign and deliver a copy of the lock-up agreement to the extent such shares or options become vested within 180 days after the date of this prospectus;

•

the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock, provided that such plan does not provide for the transfer of common stock during the 180-day restricted period and that no public filing or other public announcement of such plan by us or such holders regarding the establishment of such plan is not required to be or voluntarily made during this 180-day restricted period; and

•	the filing by us of a registration statement on Form S-8 in respect of any shares issued under or the grant of any award pursuant to an employee benefit plan described in this prospectus.

We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

We have applied to list the shares of our common stock on the NASDAQ Global Market, under the symbol “COVS”.

In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•

Syndicate covering transactions involve purchases of our common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•

Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NASDAQ Global Market or otherwise and, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representative may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters that will make Internet distributions on the same basis as other allocations.

From time to time, the underwriters may perform investment banking and advisory services for us for which they may receive customary fees and expenses.

In the ordinary course of business, we have, and may in the future, sell solutions to one or more of the underwriters in arms length transactions on market competitive terms.

The shares of our common stock are offered for sale in those jurisdictions in the United States, Europe and elsewhere where it is lawful to make such offers.

Each of the underwriters has represented and agreed that it has not offered, sold or delivered and will not offer, sell or deliver any of the shares of our common stock directly or indirectly, or distribute this prospectus or any other offering material relating to the shares of our common stock, in or from any jurisdiction except under circumstances that will result in compliance with the applicable laws and regulations thereof and that will not impose any obligations on us except as set forth in the underwriting agreement.

Pricing of the Offering

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations among us and the representative of the underwriters. Among the factors to be considered in determining the initial public offering price will be our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours. The estimated initial public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors.

European Economic Area

In relation to each Member State of the European Economic Area that has implemented the Prospectus Directive, each, a Relevant Member State, each underwriter represents and agrees that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, or the Relevant Implementation Date, it has not made and will not make an offer of Securities to the public in that

Relevant Member State prior to the publication of a prospectus in relation to the Securities that has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of Securities to the public in that Relevant Member State at any time:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts.

(c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the manager for any such offer; or

(d) in any other circumstances that do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of Shares to the public” in relation to any Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Shares to be offered so as to enable an investor to decide to purchase or subscribe the Shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to Investors in the United Kingdom

Each of the underwriters severally represents, warrants and agrees as follows:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000, or the FSMA) to persons who have professional experience in matters relating to investments falling with Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to us; and

(b) it has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the shares of our common stock in, from or otherwise involving the United Kingdom.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

The distribution of our common stock in Canada is being made only in the provinces of Ontario, Quebec, Alberta, British Columbia and Manitoba on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of our common stock are made. Any resale of our common stock in Canada must be made under applicable securities laws which may vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of our common stock.

Representations of Purchasers

By purchasing our common stock in Canada and accepting delivery of a purchase confirmation, a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

•

the purchaser is entitled under applicable provincial securities laws to purchase our common stock without the benefit of a prospectus qualified under those securities laws as it is an “accredited investor” as defined under National Instrument 45-106—Prospectus and Registration Exemptions,

•

the purchaser is a “Canadian permitted client” as defined in National Instrument 31-103—Registration Requirements and Exemptions, or as otherwise interpreted and applied by the Canadian Securities Administrators,

•	where required by law, the purchaser is purchasing as principal and not as agent,

•	the purchaser has reviewed the text above under Resale Restrictions, and

•

the purchaser acknowledges and consents to the provision of specified information concerning the purchase of our common stock to the regulatory authority that by law is entitled to collect the information, including certain personal information. For purchasers in Ontario, questions about such indirect collection of personal information should be directed to Administrative Support Clerk, Ontario Securities Commission, Suite 1903, Box 55, 20 Queen Street West, Toronto, Ontario M5H 3S8 or on (416) 593-3684.

Rights of Action—Ontario Purchasers

Under Ontario securities legislation, certain purchasers who purchase a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of our common stock, for rescission against us in the event that this prospectus contains a misrepresentation without regard to whether the purchaser relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the common stock. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the common stock. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us. In no case will the amount recoverable in any action exceed the price at which the common stock were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we will have no liability. In the case of an action for damages, we will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the common stock as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

Canadian purchasers of our common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in our common stock in their particular circumstances and about the eligibility of our common stock for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

The validity of the shares of the common stock offered hereby will be passed upon for us by Honigman Miller Schwartz and Cohn LLP. G. Scott Romney, a partner of Honigman Miller Schwartz and Cohn LLP, is a member of Compuware’s board of directors. In connection with his service to the Compuware board of directors, Mr. Romney currently holds stock options and restricted stock units giving him the right to acquire approximately 151,545 shares of Compuware’s common stock. Certain other members of Honigman Miller Schwartz and Cohn LLP own an aggregate of 700 shares of Compuware’s common stock. Goodwin Procter LLP has acted as counsel for the underwriters in connection with certain legal matters related to this offering.

EXPERTS

The combined financial statements as of June 30, 2012, for the quarter ended June 30, 2012 and as of March 31, 2012 and 2011 and for each of the three years in the period ended March 31, 2012, included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein and elsewhere in the Registration Statement (which report expresses an unqualified opinion on the financial statements and includes an explanatory paragraph referring to the financial statements being prepared from the records of Compuware Corporation). Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered in this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information about us and our common stock offered in this prospectus, we refer you to the registration statement and the exhibits and schedules filed with the registration statement. We are required to file periodic reports, proxy statements and other information with the SEC pursuant to the Exchange Act. You may read and copy this information at the Public Reference Room of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549 on official business days during the hours of 10:00 a.m. to 3:00 p.m. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about registrants, like us, that file electronically with the SEC. The address of that site is www.sec.gov.

COVISINT CORPORATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Compuware Corporation

Detroit, Michigan

We have audited the accompanying combined balance sheets of Covisint Corporation and the Covisint Operations of Compuware Corporation (the “Company”) as of June 30, 2012, March 31, 2012 and March 31, 2011, and the related combined statements of comprehensive income, group equity, and cash flows for the three month period ended June 30, 2012 and each of the three years in the period ended March 31, 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, and assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such combined financial statements present fairly, in all material respects, the financial position of Covisint Corporation and the Covisint Operations of Compuware Corporation as of June 30, 2012, March 31, 2012 and March 31, 2011, and the results of their operations and their cash flows for the three months ended June 30, 2012 and each of the three years in the period ended March 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the combined financial statements, the accompanying combined financial statements have been prepared from the separate records maintained by Compuware Corporation and may not necessarily be indicative of the financial condition or results of operations and cash flows that would have existed had the Company been operated as a stand-alone company during the periods presented.

/s/ DELOITTE & TOUCHE LLP

Detroit, Michigan

December 13, 2012

COVISINT CORPORATION AND THE COVISINT OPERATIONS OF COMPUWARE  CORPORATION

COMBINED BALANCE SHEETS

(In Thousands)

	Notes	June 30, 2012	March 31, 2012	March 31, 2011
ASSETS

CURRENT ASSETS:
Accounts receivable, net		$19,548	$20,780	$13,905
Deferred costs		4,010	3,977	3,311
Prepaid expenses and other current assets		1,879	1,980	1,698
Deferred tax asset, net	6	1,083	992	551

Total current assets		26,520	27,729	19,465

PROPERTY AND EQUIPMENT, LESS ACCUMULATED DEPRECIATION AND AMORTIZATION	3	2,828	2,991	1,986

CAPITALIZED SOFTWARE AND OTHER INTANGIBLE ASSETS, NET	2,4	18,729	16,259	11,685

OTHER:
Goodwill	2,4	25,385	25,385	25,385
Deferred costs		11,898	12,309	10,300
Other assets		1,369	1,475	1,187

Total other assets		38,652	39,169	36,872

TOTAL ASSETS		$86,729	$86,148	$70,008

LIABILITIES AND GROUP EQUITY

CURRENT LIABILITIES:
Accounts payable		$2,265	$1,803	$1,573
Accrued commissions		1,340	2,628	2,167
Deferred revenue		18,284	17,491	15,007
Accrued expenses		2,346	1,977	1,595

Total current liabilities		24,235	23,899	20,342
DEFERRED REVENUE		23,024	24,573	21,419
ACCRUED EXPENSES		180	346	290
DEFERRED TAX LIABILITY, NET	6	5,185	4,265	2,522

Total liabilities		52,624	53,083	44,573
COMMITMENTS AND CONTINGENCIES	7
GROUP EQUITY:
Preferred stock, no par value—authorized 1,000,000 shares; none issued and outstanding		—	—	—
Common stock, no par value—authorized 9,000,000 shares; issued and outstanding 1,000,100		—	—	—
PARENT COMPANY’S NET INVESTMENT		34,105	33,065	25,435

TOTAL LIABILITIES AND GROUP EQUITY		$86,729	$86,148	$70,008

See notes to combined financial statements.

COVISINT CORPORATION AND THE COVISINT OPERATIONS OF COMPUWARE  CORPORATION

COMBINED STATEMENTS OF COMPREHENSIVE INCOME

(In Thousands, Except Per Share Data)

		THREE MONTHS ENDED JUNE 30,		YEAR ENDED MARCH 31,
	Notes	2012	2011	2012	2011	2010
			(unaudited)
REVENUE		$20,613	$17,305	$74,675	$54,154	$40,452
COST OF REVENUE		10,678	9,892	41,477	27,501	19,190

GROSS PROFIT		9,935	7,413	33,198	26,653	21,262

OPERATING EXPENSES:
Research and development		174	262	1,341	1,687	4,226
Sales and marketing		5,512	5,108	22,544	16,571	12,863
Administrative and general		4,116	3,075	12,583	10,288	8,283

Total operating expenses		9,802	8,445	36,468	28,546	25,372

INCOME (LOSS) FROM OPERATIONS		133	(1,032)	(3,270)	(1,893)	(4,110)
OTHER INCOME		—	—	—	750	—

INCOME (LOSS) BEFORE INCOME TAX PROVISION		133	(1,032)	(3,270)	(1,143)	(4,110)
INCOME TAX PROVISION (BENEFIT)	6	2	(104)	57	132	285

NET INCOME (LOSS)		$131	$(928)	$(3,327)	$(1,275)	$(4,395)

Basic and diluted earnings per share	5	$0.13	$(0.93)	$(3.33)	$(1.27)	$(4.39)

OTHER COMPREHENSIVE INCOME, NET OF TAX		—	—	—	—	—

COMPREHENSIVE INCOME (LOSS)		$131	$(928)	$(3,327)	$(1,275)	$(4,395)

See notes to combined financial statements.

COVISINT CORPORATION AND THE COVISINT OPERATIONS OF COMPUWARE  CORPORATION

COMBINED STATEMENTS OF GROUP EQUITY

(In Thousands, Except Share Data)

	Shares held by Parent Company	Net Investment by Parent Company
BALANCE AT APRIL 1, 2009	1,000,100	$17,671
Net Income (loss)		(4,395)
Investment from parent company		3,825
Parent contribution of stock awards		579

BALANCE AT MARCH 31, 2010	1,000,100	17,680
Net Income (loss)		(1,275)
Investment from parent company		7,457
Parent contribution of stock awards		1,573

BALANCE AT MARCH 31, 2011	1,000,100	25,435
Net Income (loss)		(3,327)
Investment from parent company		9,865
Parent contribution of stock awards		1,092

BALANCE AT MARCH 31, 2012	1,000,100	33,065
Net Income (loss)		131
Investment from parent company		587
Parent contribution of stock awards		322

BALANCE AT JUNE 30, 2012	1,000,100	$34,105

See notes to combined financial statements.

COVISINT CORPORATION AND THE COVISINT OPERATIONS OF COMPUWARE  CORPORATION

COMBINED STATEMENTS OF CASH FLOWS

(In Thousands)

	THREE MONTHS ENDED JUNE 30,		YEAR ENDED MARCH 31,
	2012	2011	2012	2011	2010
		(unaudited)
CASH FLOWS PROVIDED BY (USED IN) OPERATING ACTIVITIES:
Net income (loss)	$131	$(928)	$(3,327)	$(1,275)	$(4,395)
Adjustments to reconcile net income (loss) to cash provided by (used in) operations:
Depreciation and amortization	1,491	1,044	4,789	4,285	3,898
Deferred income taxes	829	352	1,302	2,361	220
Stock award compensation	322	294	1,092	1,573	579
Non-cash other income	—	—	—	(750)	—
Other	—	—	40	12	3
Net change in assets and liabilities, net of effects from acquisitions:
Accounts receivable	1,232	(2,127)	(6,875)	1,737	(6,114)
Prepaid expense and other assets	585	(2,565)	(3,245)	(7,968)	(4,273)
Accounts payable and accrued expenses	(623)	(1,112)	1,129	1,142	1,134
Deferred revenue	(756)	147	5,638	11,122	8,687

Net cash provided by (used in) operating activities	3,211	(4,895)	543	12,239	(261)

CASH FLOWS USED IN INVESTING ACTIVITIES:
Purchase of:
Business, net of cash acquired	—	—	—	(15,715)	—
Property and equipment	(144)	(294)	(2,372)	(1,070)	(268)
Capitalized software	(3,654)	(1,177)	(8,036)	(2,911)	(3,296)

Net cash used in investing activities	(3,798)	(1,471)	(10,408)	(19,696)	(3,564)

CASH FLOWS PROVIDED BY FINANCING ACTIVITIES:
Net investment from parent company	587	6,366	9,865	7,457	3,825

Net cash provided by financing activities	587	6,366	9,865	7,457	3,825

NET CHANGE IN CASH AND CASH EQUIVALENTS	—	—	—	—	—
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	—	—	—	—	—

CASH AND CASH EQUIVALENTS AT END OF YEAR	$—	$—	$—	$—	$—

See notes to combined financial statements.

COVISINT CORPORATION AND THE COVISINT OPERATIONS OF COMPUWARE  CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS

QUARTERS ENDED JUNE 30, 2012 and 2011 (unaudited)

and YEARS ENDED MARCH 31, 2012, 2011 and 2010

1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business—Covisint Corporation, a wholly-owned subsidiary of Compuware Corporation (“Compuware” or the “Parent”), was incorporated in the State of Michigan on April 1, 2008. Compuware has an operating segment commonly referred to as “Covisint”. The combined operations of the Covisint segment of Compuware and Covisint Corporation (combined operations are referred to as the “Company” or “Covisint”) are included in these financial statements. Covisint provides a platform as a service (“PaaS”) offering that enables industries and business communities to securely integrate vital information and processes across users, business partners, customers, vendors and suppliers. The platform digitizes and integrates information that crosses disparate systems and user communities. By combining centralized identity and access management technologies, advanced portal functionality and global business-to-business messaging, users can locate, access and share information across disparate systems more efficiently, while enabling greater collaboration. The Company’s services are primarily focused on the global automotive and manufacturing industry, the United States healthcare industry and global energy markets.

Basis of Presentation—The combined financial statements reflect the assets, liabilities, revenues and expenses that were directly attributable to the Company as it operated within Compuware and have been derived from the consolidated financial statements and accounting records of Compuware using the historical results of operations and historical basis of assets and liabilities for the Covisint operations of Compuware. The historical financial results may not be indicative of the results that would have been achieved had Covisint operated as a separate, stand-alone entity. The financial statements included herein do not reflect any changes that may occur in the financing and operations of the Company in the future. Compuware intends to contribute the assets and liabilities of the business to Covisint Corporation on January 1, 2013. These financial statements have been prepared on a combined basis because the operations are under common control.

The combined financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), which require management to make estimates and assumptions that affect the reported amounts of assets, liabilities, group equity and the disclosure of contingencies at June 30, 2012 and March 31, 2012 and 2011 and the results of operations for the quarters ended June 30, 2012 and 2011 (unaudited) and years ended March 31, 2012, 2011 and 2010. While management has based their assumptions and estimates on the facts and circumstances existing at the balance sheet dates, final amounts may differ from estimates.

The “parent company’s net investment” is shown in lieu of shareholder’s equity in the combined financial statements. All significant transactions between Compuware and the Company have been included in the combined financial statements and were settled in cash. The total effect of the settlement of these intercompany transactions is reflected in the combined statements of cash flows as a financing activity and in the “parent company’s net investment” in the combined balance sheets. The combined financial statements include an allocation of certain corporate expenses including costs for facilities, information technology, tax, internal audit, accounting, finance, human resources, legal and executive management functions provided to the Company by Compuware employees and at Compuware sites. These allocations were primarily based on headcount, revenue and space occupied as a proportion of those in all Compuware operating units. Management believes the allocations are reasonable. However, the expenses allocated to the Company for these services are not necessarily indicative of the expense that would have been incurred if the Company had been a separate, independent entity and had otherwise managed these functions. Allocated corporate expenses totaled $2.7 million and $1.9 million (unaudited) for the quarters ended June 30, 2012 and 2011, respectively, and $7.5 million, $6.2 million and $5.7 million for the years ended March 31, 2012, 2011 and 2010, respectively. All such costs and expenses are deemed to have been contributed by Compuware to Covisint in the period in which the costs were recorded and are included in “investment from parent company” in the combined statements of group equity and the combined statements of cash flows. Allocations of current income taxes are deemed to have been remitted, in cash, to Compuware in the period the related income taxes were recorded. Amounts due to or from Compuware have been treated as capital transactions within group equity.

Revenue Recognition

The Company derives revenue through contracts under which the Company provides customers various services including access to the Covisint platform, customer subscription and support (“subscription”), and services related to implementation, solution deployment and on-boarding (“services”). The arrangements do not provide customers the right to take possession of the software at any time, nor do the arrangements contain rights of return. In order for a transaction to be eligible for revenue recognition, the following revenue criteria must be met: persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collectability is reasonably assured.

Signed agreements and purchase orders are used as evidence of an arrangement. The Company assesses cash collectability based on a number of factors including past collection history with the customer. If the Company determines that collectability is not reasonably assured, the Company defers the revenue until collectability becomes reasonably assured, generally upon receipt of cash. The Company assesses whether the fee is fixed or determinable based on the payment terms associated with the transaction and whether the sales price is subject to refund or adjustment. Customers typically have the right to terminate their agreement if the Company fails to perform.

The Company’s contracts may include a subscription fee for ongoing PaaS operations and services. For arrangements that contain multiple elements, in accordance with Accounting Standards Codification (“ASC”) 605, “Revenue Recognition,” the arrangement consideration is allocated based on relative selling price using the following hierarchy: vendor specific objective evidence (“VSOE” which represents the price when sold separately) if available; third-party evidence if VSOE is not available; or best estimated selling price if neither VSOE nor third-party evidence is available. The Company is currently unable to establish VSOE or third-party evidence of selling price for its deliverables. Therefore, the Company determines its best estimate of selling price by evaluating renewal amounts included in a contract, if any, and estimated costs to deliver each element.

The subscription fees are recognized ratably over the applicable service period. Revenue recognition commences on the later of the start date specified in the subscription arrangement, the “launch date” of the customers’ access to the Company’s production environment or when all of the revenue recognition criteria have been met. The Company considers delivery to have occurred on the launch date, which is the point in time that a customer is provided access to use the Company’s platform.

During fiscal 2012, the Company established evidence of stand-alone value based on other vendors providing similar services for many of the services it offers. Prior to establishing evidence of stand-alone value for services, and for those projects that do not have stand-alone value, the revenue is deferred and recognized over the longer of the committed term of the subscription agreement (generally one to five years) or the expected period over which the customer will receive benefit (generally five years). Services that have stand-alone value are recognized as delivered generally using a proportional performance methodology based on dependable estimates of hours incurred and expected hours to complete since these services are primarily performed on a fixed fee basis. Hours or costs incurred represent a reasonable surrogate for output measures of contract performance, including the presentation of deliverables to the client; therefore, hours or costs incurred are used as the basis for revenue recognition. If it is determined that costs will exceed revenue, the expected loss is recorded at the time the loss becomes apparent. Revenue increased approximately $11 million in fiscal 2012 related to services which were recognized as delivered due to the establishment of stand-alone value for these services.

Deferred Costs

Deferred costs consist of the incremental direct personnel and outside contractor costs incurred in delivering services that do not have stand-alone value. Revenue from these services, as described above, is deferred and recognized over the longer of the committed term of the subscription agreement or the expected period over which the customer will receive benefit. Therefore, the costs are recognized over the same period as the associated revenue.

Sales commission costs that directly relate to revenue transactions that are deferred are recorded as “prepaid expenses and other current assets” or non-current “other assets” as applicable in the combined balance sheets and recognized as “sales and marketing” expenses in the combined statements of comprehensive income over the revenue recognition period of the related transaction.

Deferred Revenue

Deferred revenue consists of the billed but unearned portion of existing contracts for subscription and services to be provided and is recognized when all of the revenue recognition criteria are met. The Company invoices its customers’ subscription fees in annual, quarterly or monthly installments. Contractual time periods often exceed the invoicing period and accordingly, the deferred revenue balance does not represent the total contract value of committed subscription agreements. The portion of deferred revenue that the Company anticipates will be recognized during the succeeding 12-month period is recorded as current deferred revenue and the remaining portion is recorded as non-current deferred revenue.

Collection and Remittance of Taxes

The Company records the collection of taxes from customers and the remittance of these taxes to governmental authorities on a net basis in its combined statements of comprehensive income.

Cost of Revenue

Cost of revenue consists of compensation and related expenses for data center and services staff, payments to outside service providers, data center costs related to hosting the Company’s software and amortization of capitalized software.

Cash and Cash Equivalents—As described above under “Basis of Presentation”, Covisint has historically operated within Compuware; accordingly, all cash derived from or required for Covisint’s operations is applied to or against group equity.

Allowance for Doubtful Accounts—The Company considers historical loss experience, including the need to adjust for current conditions, the aging of outstanding accounts receivable and information available related to specific customers when estimating the allowance for doubtful accounts. The allowance is reviewed and adjusted based on the Company’s best estimates of collectability.

The following table summarizes the allowance for doubtful accounts and changes to the allowance during the quarters ended June 30, 2012 and 2011 and years ended March 31, 2012, 2011 and 2010 (in thousands):

Allowance for Doubtful Accounts:	Balance at Beginning Of Period	Charged to Income	Accounts Charged Against the Allowance	Balance at End Of Period
Year ended March 31, 2012	$155	$94	$152	$97
Year ended March 31, 2011	$206		$51	$155
Year ended March 31, 2010	$129	$460	$383	$206

Quarter ended June 30, 2012	$97			$97
Quarter ended June 30, 2011 (unaudited)	$155	$21		$176

Property and Equipment is stated at cost. Depreciation is recorded using the straight-line method over the estimated useful lives of the related assets, which are generally estimated to be three to ten years for furniture and fixtures, computer equipment and software.

Capitalized Software includes the costs of purchased and internally developed software products capitalized in accordance with ASC 350-40, “Internal Use Software” and software technology purchased through acquisitions and is stated at unamortized cost. Net purchased software included in capitalized software was $1.3 million, $1.5 million and $2.1 million as of June 30, 2012 and March 31, 2012 and 2011, respectively.

Capitalized and purchased software costs are amortized on a straight-line basis over the expected useful life of the software, which is generally five years. Amortization begins when the software technology is ready for its intended use. Amortization expense totaled $1.1 million and $633,000 (unaudited) for the quarters ended June 30, 2012 and 2011, respectively, and $3.0 million, $2.4 million and $1.7 million for the years ended March 31, 2012, 2011 and 2010, respectively and is included in “cost of revenue” in the combined statements of comprehensive income.

Capitalized software is reviewed for impairment when events and circumstances indicate such asset may be impaired. If estimated future undiscounted cash flows are not sufficient to recover the carrying value of the capitalized software, an impairment charge is recorded in the amount by which the present value of future cash flows is less than the carrying value of these assets. Covisint has not had any impairment charges related to capitalized software.

Research and Development

For development costs related to the Company’s PaaS offering, the Company follows the guidance set forth in ASC 350-40 which requires companies to capitalize qualifying computer software costs, which are incurred during the application development stage. Costs related to preliminary project activities and post-implementation activities are expensed as incurred. Research and development (“R&D”) costs include primarily the cost of programming personnel and amounted to $3.8 million and $1.4 million (unaudited) for the quarters ended June 30, 2012 and 2011, respectively, of which $3.7 million and $1.2 million (unaudited), respectively, was capitalized for internally developed software technology. R&D costs amounted to $9.4 million, $4.6 million and $7.5 million for the years ended March 31, 2012, 2011 and 2010, respectively, of which $8.0 million, $2.9 million, and $3.3 million, respectively, was capitalized for internally developed software technology.

Goodwill and Other Intangible Assets—Goodwill and intangible assets with indefinite lives are tested for impairment annually at March 31 or more frequently if management believes indicators of impairment exist. With respect to goodwill, carrying values are compared with fair values, and when the carrying value exceeds the fair value, the carrying value of the impaired goodwill is reduced to fair value. The impairment test involves a two-step process with Step 1 comparing the fair values of the applicable reporting units with their aggregate carrying values, including goodwill. If the carrying amount of a reporting unit exceeds the reporting unit’s fair value, the Company performs Step 2 of the goodwill impairment test to determine the amount of impairment loss by comparing the implied fair value of the respective reporting unit’s goodwill with the carrying amount of that goodwill. All operations of the Company are in a single reporting unit that was evaluated in the annual impairment assessments. There were no impairments of goodwill or other intangible assets in any of the periods presented in the combined financial statements.

Fair Value of Financial Instruments—The Company’s accounts receivable and accounts payable are carried at amounts that approximate fair value due to the short-term maturities of these instruments.

Income Taxes—The Company is an operating division within Compuware. Income taxes are presented herein on a separate return basis even though the Company’s results of operations have historically been included in the consolidated, combined, unitary or separate income tax returns of Compuware. The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statements and tax bases of assets and liabilities and net operating losses using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in the period that includes the enactment date.

The Company records net deferred tax assets to the extent it believes these assets will more likely than not be realized. These deferred tax assets are subject to periodic assessments as to recoverability. If it is determined that it is more likely than not that the benefits will not be realized, valuation allowances are recorded which would increase the provision for income taxes. In making such determinations, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies and recent financial operations.

For interim income tax reporting, the Company estimates its annual effective tax rate and applies it to the Company’s year to date income (loss) from operations. Those jurisdictions with a year to date or projected loss from operations for which a tax benefit cannot be realized are excluded. The tax effect of unusual or infrequently occurring items, including changes in judgment about valuation allowances and effects of changes in tax laws or rates, are reported in the period in which they occur. Income tax expense represents the amount necessary to appropriately state the year to date estimated tax expense of entities included in the Company’s effective tax rate calculation; this is calculated as the difference between the amounts currently estimated for the year to date period and the amount recorded in prior interim periods.

Interest and penalties related to uncertain tax positions are included in the income tax provision.

Foreign Currency Translation

The Company’s foreign operations use their respective local currency as their functional currency. Assets and liabilities of foreign subsidiaries are minimal and are generally short term in nature. Such assets and liabilities in the combined balance sheets have been translated at the rate of exchange at the respective balance sheet dates, and revenues and expenses have been translated at average exchange rates prevailing during the period the transactions occurred. Translation adjustments have been immaterial for all periods presented.

Stock-Based Compensation—Stock award compensation expense is recognized, net of an estimated forfeiture rate, on a straight-line basis over the requisite service period of the award, which is the vesting term.

Compuware Corporation Stock Compensation Awards

Certain Covisint employees have been granted stock options in Compuware’s common stock. Compuware calculates the fair value of its stock option awards using the Black-Scholes option pricing model, which incorporates various assumptions including volatility, expected term, risk-free interest rates and dividend yields. The expected volatility assumption is based on historical volatility of Compuware’s common stock over the most recent period commensurate with the expected life of the stock option granted. Compuware uses historical volatility because management believes such volatility is representative of prospective trends. The risk-free interest rate assumption is based upon observed interest rates appropriate for the expected life of the stock option awarded. The expected life of the stock option is based on the simplified method as described in Staff Accounting Bulletin (“SAB”) Topic 14, “Share-Based Payment”. Due to volatility, changes in vesting terms of option grants and a significant number of options which were underwater or had minimal intrinsic value during the past five years, Compuware believes the simplified method is the best estimate of option life. Dividend yields have not been a factor in determining fair value of stock options granted as Compuware has never issued cash dividends and does not anticipate issuing cash dividends in the future.

The following is the average fair value per share of Compuware stock compensation awards estimated on the date of grant and the assumptions used for each option granted to Compuware employees, including those providing services to Covisint, during the quarters ended June 30, 2012 and 2011 (unaudited) and the years ended March 31, 2012, 2011 and 2010:

	Three Months Ended June 30,
	2012	2011
		(unaudited)
Expected volatility	41.27%	40.20%
Risk-free interest rate	1.01%	2.02%
Expected lives at date of grant (in years)	6.1	6.0
Weighted-average fair value of the options granted	$3.58	$3.91

	Year Ended March 31,
	2012	2011	2010
Expected volatility	39.96%	42.08%	43.94%
Risk-free interest rate	1.65%	2.43%	2.85%
Expected lives at date of grant (in years)	5.8	6.1	6.3
Weighted-average fair value of the options granted	$3.96	$4.16	$3.54

Covisint Corporation Stock Compensation Awards

Covisint calculates the fair value of its stock option awards using the Black-Scholes option pricing model, which incorporates various assumptions including volatility, expected term, risk-free interest rates and dividend yields. Covisint does not have historical stock price data, therefore, the expected volatility assumption is based on an average of the historical volatility of comparable companies (“peer group companies”). For peer group companies that have not been publicly traded long enough to have sufficient historical data, the volatility figures included in these companies’ most recent Form 10-Qs or Form 10-Ks were used. The risk-free interest rate assumption is based upon observed interest rates appropriate for the expected life of the stock option awarded. The expected life of the stock option is based on the simplified method as described in SAB Topic 14, “Share-Based Payment” since the Company has no historical basis for estimating the expected life. Dividend yields have not been a factor in determining fair value of stock options granted as Covisint has never issued cash dividends and does not anticipate issuing cash dividends in the future.

Since Covisint stock is not currently traded on a stock exchange, the exercise price at the date of grant is determined by calculating the fair value of the Covisint operations divided by the total shares outstanding, including outstanding stock options that have not yet vested. The fair value of the Covisint operations is measured using a combination of discounted cash flow and market comparable valuations with greater emphasis placed on discounted cash flow. The discounted cash flow model uses significant assumptions, including projected future cash flows, a discount rate reflecting the risk inherent in future cash flows, and a terminal growth rate. The key assumptions in the market comparable value analysis are the selection of peer group companies and application of these peer group companies’ data to the Covisint operations.

The estimates used to calculate the fair value of the Covisint operations may change from year to year based on operating results, market conditions and estimated future cash flows. While the Company believes that the assumptions and estimates used to determine the estimated fair value of the Covisint operations are reasonable, a change in assumptions underlying these estimates could materially affect the determination of the fair value of the Covisint business, and could therefore materially impact the estimated fair value of a share of Covisint stock.

The following is the average fair value per share of Covisint stock compensation awards estimated on the date of grant and the assumptions used for each Covisint option granted during fiscal 2012, 2011 and 2010:

	Year Ended March 31,
	2012	2011	2010
Expected volatility	54.85%	58.85%	62.44%
Risk-free interest rate	1.41%	3.13%	3.67%
Expected lives at date of grant (in years)	6.8	7.6	8.0
Weighted-average fair value of the options granted	$101.99	$45.00	$35.13

No options were granted during the quarters ended June 30, 2012 and 2011. See Note 8 to the combined financial statements for a further discussion on stock-based compensation including the impact on net income during the reported periods.

Business Segments—The Company operates in a single business segment. Sales are heavily weighted toward North American automotive companies.

Significant Customers—A single customer in the automotive industry, comprised 37 percent and 33 percent (unaudited) of total revenue during the quarters ended June 30, 2012 and 2011, respectively, and 35 percent, 24 percent and 18 percent of total revenue during the years ended March 31, 2012, 2011 and 2010, respectively. The same automotive customer comprised 39 percent, 36 percent and 28 percent of outstanding accounts receivable as of June 30, 2012 and March 31, 2012 and 2011, respectively. A second customer, in the financial services industry, comprised less than 10 percent of total revenue during the quarters ended June 30, 2012 and 2011 and comprised less than 10 percent, less than 10 percent and 13 percent of total revenue during the years ended March 31, 2012, 2011 and 2010, respectively. This financial services customer comprised less than 10 percent of outstanding receivables for each of the balance sheets presented.

Geographical Information—Financial information regarding geographic operations is presented in the table below (in thousands):

	Three Months Ended June 30,		Year Ended March 31,
	2012	2011	2012	2011	2010
		(unaudited)
Revenue:
United States	$17,562	$14,767	$64,091	$45,855	$34,035
International operations	3,051	2,538	10,584	8,299	6,417

Total	$20,613	$17,305	$74,675	$54,154	$40,452

There are no long-lived assets outside the United States.

Recently Issued Accounting Pronouncements

In September 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2011-08, “Intangibles—Goodwill and Other (Topic 350)”. The amendments in this ASU allow an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount before performing the first step of the two-step impairment test. If it is determined that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, then the entity must perform additional impairment testing. Otherwise, performing the two-step impairment test is not necessary. This ASU is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. The Company is evaluating the impact this will have on its assessment of goodwill and plans to adopt this ASU in fiscal 2013.

In June 2011, the FASB issued ASU 2011-05, “Presentation of Comprehensive Income (Topic 220)”. The ASU disallows the presentation of the components of other comprehensive income as part of the statement of changes in shareholders’ equity. Further, the ASU requires that the statement of net income and the statement of other comprehensive income be presented consecutively within the financial statements. In December 2011, the FASB issued ASU 2011-12, “Comprehensive Income (Topic 220)”, which defers the requirement of ASU 2011-05 that reclassification adjustments between net income and other comprehensive income be included on the face of the financial statements. For public companies, ASU 2011-05 should be applied retrospectively for fiscal years and interim periods beginning after December 15, 2011. The Company adopted the requirements of this ASU in the fourth quarter of fiscal 2012.

In May 2011, the FASB issued ASU 2011-04, “Fair Value Measurement (Topic 820)”. The amendments in this ASU change the wording used to describe the requirements for measuring fair value and for disclosing information about fair value measurements. For public companies, the ASU should be applied prospectively for annual periods beginning after December 15, 2011. The requirements of this ASU were adopted during the fourth quarter of fiscal 2012, and they did not have a material impact on the Company’s combined financial statements.

In October 2009, the FASB issued ASU 2009-13, “Multiple-Deliverable Revenue Arrangements,” which amends ASC Topic 605, “Revenue Recognition.” ASU 2009-13 amends the ASC to eliminate the residual method of allocation for multiple-deliverable revenue arrangements, and requires that arrangement consideration be allocated at the inception of an arrangement to all deliverables using the relative selling price method. The ASU also establishes a selling price hierarchy for determining the selling price of a deliverable, which includes: (1) vendor-specific objective evidence if available; (2) third-party evidence if vendor-specific objective evidence is not available; and (3) estimated selling price if neither vendor-specific nor third-party evidence is available. Additionally, ASU 2009-13 expands the disclosure requirements related to a vendor’s multiple-deliverable revenue arrangements. The Company has adopted the requirements of this ASU.

2.    ACQUISITIONS

Acquisitions are accounted for in accordance with ASC 805, “Business Combinations” and, accordingly, the assets and liabilities acquired are recorded at fair value as of the acquisition date.

Effective September 17, 2010, the Company acquired certain assets and liabilities of DocSite, LLC (“DocSite”), a provider of web-based solutions that give physicians and healthcare organizations the ability to accurately and timely manage, analyze and report healthcare performance and quality, for $15.9 million in cash paid by the Parent, plus approximately $163,000 of direct acquisition costs that were expensed as incurred. DocSite was purchased to complement existing cloud-based services with the reporting and analytic capabilities required by healthcare reform regulations. The assets and liabilities acquired have been recorded at their fair values as of the purchase date using the acquisition method. The purchase price exceeded the fair value of the acquired assets and liabilities by $13.9 million, which was recorded to goodwill. The fair value of intangible assets subject to amortization totaled $4.0 million, of which $1.9 million, $1.8 million and $260,000 related to developed technology, customer relationships and trademarks with a useful life of five, six and three years, respectively.

The arrangement included a contingent consideration component that would have increased the DocSite purchase price up to an additional $1.0 million if pre-determined revenue targets for a specific product line were achieved by March 31, 2011. The fair value of the contingent consideration arrangement at the time of acquisition was $750,000 and was determined by applying the income approach which included significant inputs that are not observable in the market referred to as level 3 inputs as defined in ASC 820, “Fair Value Measurement.” The key assumptions used in the fair value measurement include the probability of attaining certain levels of revenue ranging from less than $3.5 million to greater than $4.5 million. The minimum revenue target required for payment was not achieved and the full amount of the liability was reversed in fiscal 2011 and was reflected in “other income” within the combined statements of comprehensive income.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition (in thousands):

Current assets	$1,552
Long-term deferred tax asset	169
Equipment	132
Intangible assets	3,990
Goodwill	13,853

Total assets acquired	19,696

Current liabilities	(3,282)
Long-term liabilities	(473)

Total liabilities	(3,755)

Net assets acquired	$15,941

Significant factors that contributed to the Company recording goodwill associated with the acquisition are primarily related to the retention of research and development personnel with the skills to develop and support future offerings in the analytics market, as well as the opportunity to sell existing offerings to DocSite’s customer base.

Substantially all of the goodwill is available for deduction for income tax purposes.

The following unaudited pro forma financial information presents the combined results of operations of Covisint and DocSite as if the acquisition had occurred as of the beginning of fiscal 2010 (in thousands). The supplemental pro forma information was adjusted to give effect to depreciation and amortization related to assets acquired, rent expense and interest expense.

	Year Ended March 31, 2011	Year Ended March 31, 2010
	(unaudited)	(unaudited)
Pro forma revenue	$56,440	$44,320
Pro forma net loss(1)	(1,788)	(6,314)

(1)	Approximately $163,000 of direct acquisition costs, that were expensed as incurred, were included within the pro forma net loss for the year ended March 31, 2010.

3.    PROPERTY AND EQUIPMENT

Property and equipment, summarized by major classification, is as follows (in thousands):

	June 30,	March 31,
	2012	2012	2011
Computer equipment and software	$10,801	$10,683	$10,447
Furniture and fixtures	75	75	74

	10,876	10,758	10,521
Less accumulated depreciation and amortization	8,048	7,767	8,535

Net property and equipment	$2,828	$2,991	$1,986

Depreciation and amortization of property and equipment totaled $307,000 and $298,000 (unaudited) for the quarters ended June 30, 2012 and 2011, respectively, and $1.3 million, $1.3 million, and $1.7 million for the years ended March 31, 2012, 2011 and 2010, respectively.

4.    GOODWILL, CAPITALIZED SOFTWARE AND OTHER INTANGIBLE ASSETS

The components of the Company’s intangible assets are as follows (in thousands):

	June 30, 2012
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Unamortized intangible assets:
Trademarks(1)	$358		$358

Amortized intangible assets:
Capitalized software(2)	$33,368	$(16,435)	$16,933
Customer relationship agreements(3)	4,715	(3,382)	1,333
Trademarks(4)	340	(235)	105

Total amortized intangible assets	$38,423	$(20,052)	$18,371

	March 31, 2012
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Unamortized intangible assets:
Trademarks(1)	$358		$358

Amortized intangible assets:
Capitalized software(2)	$29,714	$(15,364)	$14,350
Customer relationship agreements(3)	4,715	(3,291)	1,424
Trademarks(4)	340	(213)	127

Total amortized intangible assets	$34,769	$(18,868)	$15,901

	March 31, 2011
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Unamortized intangible assets:
Trademarks(1)	$358		$358

Amortized intangible assets:
Capitalized software(2)	$21,679	$(12,354)	$9,325
Customer relationship agreements(3)	4,715	(2,927)	1,788
Trademarks(4)	340	(126)	214

Total amortized intangible assets	$26,734	$(15,407)	$11,327

(1)	The Covisint trademarks were acquired by Compuware in an acquisition in March 2004. These trademarks are deemed to have an indefinite life and therefore are not being amortized.
(2)	Amortization of capitalized software is included in “cost of revenue” in the combined statements of comprehensive income. Capitalized software is generally amortized over five years.
(3)	Amortization of customer relationship agreements is included in “sales and marketing” in the combined statements of comprehensive income. Customer relationship agreements were acquired as part of recent acquisitions and are being amortized over periods up to six years.
(4)	Amortization of trademarks is included in “administrative and general” in the combined statements of comprehensive income. Trademarks were acquired as part of recent acquisitions and are being amortized over three years.

Amortization expense of intangible assets was $1.2 million and $746,000 (unaudited) for the quarters ended June 30, 2012 and 2011, respectively, and $3.5 million, $3.0 million and $2.2 million for the years ended March 31, 2012, 2011 and 2010, respectively. Estimated future amortization expense, based on identified intangible assets at June 30, 2012 and March 31, 2012 is expected to be as follows (in thousands):

	As of June 30, 2012 for the Years Ending March 31,
	2013	2014	2015	2016	2017	2018
Capitalized software	$3,683	$4,622	$3,693	$2,758	$1,995	$182
Customer relationships	264	308	308	308	145
Trademarks	65	40

Total	$4,012	$4,970	$4,001	$3,066	$2,140	$182

	As of March 31, 2012 for the Years Ending March 31,
	2013	2014	2015	2016	2017
Capitalized software	$4,205	$3,891	$2,962	$2,027	$1,265
Customer relationships	355	308	308	308	145
Trademarks	87	40

Total	$4,647	$4,239	$3,270	$2,335	$1,410

5.    EARNINGS PER COMMON SHARE

Basic earnings per common share (“EPS”) is computed by dividing earnings available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted EPS assumes the issuance of common stock for all potentially dilutive equivalent shares outstanding using the treasury method. Earnings per share are presented below as if Covisint Corporation and the Covisint segment of Compuware had been combined for all periods presented.

EPS data were computed as follows (in thousands, except for per share data):

	Three Months Ended June 30,		Year Ended March 31,
	2012	2011	2012	2011	2010
		(unaudited)
Basic earnings (loss) per share:
Numerator: Net income (loss)	$131	$(928)	$(3,327)	$(1,275)	$(4,395)

Denominator:
Weighted-average common shares outstanding	1,000	1,000	1,000	1,000	1,000

Basic income (loss) per share	$0.13	$(0.93)	$(3.33)	$(1.27)	$(4.39)

Diluted earnings (loss) per share:
Numerator: Net income (loss)	$131	$(928)	$(3,327)	$(1,275)	$(4,395)

Denominator:
Weighted-average common shares outstanding	1,000	1,000	1,000	1,000	1,000

Dilutive effect of stock awards	—	—	—	—	—

Total shares	1,000	1,000	1,000	1,000	1,000

Diluted income (loss) per share	$0.13	$(0.93)	$(3.33)	$(1.27)	$(4.39)

Stock awards to purchase approximately 120,000 and 135,000 (unaudited) shares for the quarters ended June 30, 2012 and 2011, respectively, and 129,000, 129,000 and 59,000 shares for the years ended March 31, 2012, 2011 and 2010, respectively, were excluded from the diluted EPS calculation because the performance condition attached to the awards has not yet been met. See note 8 for additional information.

6.    INCOME TAXES

The Company is an operating division within Compuware. Taxable income and/or loss generated by the Company has been included in the consolidated, combined, unitary or separate income tax returns of Compuware. Income taxes in the accompanying financial statements have been allocated as if Covisint were held in a separate corporation which filed separate income tax returns. The Company believes the assumptions underlying its allocation of income taxes on a separate return basis are reasonable. However, the amounts allocated for income taxes in the accompanying financial statements are not necessarily indicative of the actual amount of income taxes that would have been recorded had Covisint been a separate stand-alone entity.

Income tax provision

Income before income tax provision includes the following (in thousands):

	Three Months Ended June 30,	Year Ended March 31,
	2012	2012	2011	2010
Income before income tax provision:
U.S.	$60	$(3,540)	$(1,338)	$(4,274)
Foreign	73	270	195	164

Total income before income tax provision	$133	$(3,270)	$(1,143)	$(4,110)

The income tax provision includes the following (in thousands):

	Year Ended March 31,
	2012		2011		2010
Income tax provision
Current:
U.S. Federal	$		$		$
Foreign		105		68		49
U.S. State		129		134		233

Total current tax provision (benefit)		$234		$202		$282

Deferred:
U.S. Federal		$9		$6		$6
Foreign		(7)
U.S. State		(179)		(76)		(3)

Total deferred tax provision (benefit)		(177)		(70)		3

Total income tax provision (benefit)		$57		$132		$285

The Company’s income tax provision differed from the amount computed on pre-tax income at the U.S. federal income tax rate of 35% for the following reasons (in thousands):

	Year Ended March 31,
	2012	2011	2010
Federal income tax at statutory rates	$(1,145)	$(400)	$(1,438)
Increase (decrease) in taxes:
State income taxes, net	(166)	1	(10)
Settlement of prior year tax matters	(34)	(285)
Taxes relating to foreign operations	74	47	35
Tax credits	(332)	(490)	(364)
Valuation allowance(1)	1,816	1,055	1,921
Non-taxable income	(262)
Non-deductible expenses	162	212	139
Other, net	(56)	(8)	2

Income tax provision (benefit)	$57	$132	$285

(1)	Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. A significant piece of objective negative evidence evaluated was the cumulative loss incurred in each period. Such objective evidence limits the ability to consider other subjective evidence such as our projections for future growth. On the basis of this evaluation a valuation allowance of $1.8 million, $1.1 million, and $1.9 million has been recorded for the years ended March 31, 2012, 2011 and 2010, respectively. The amount of the valuation allowance could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased, or if objective negative evidence in the form of cumulative losses is no longer present and additional weight may be given to subjective evidence such as our projections for growth.

The Company’s effective tax rate for the three months ended June 30, 2012 was 1.2%. The Company’s recorded effective tax rate for the three months ended June 30, 2012, differs significantly from the applicable statutory tax rate, due primarily to income earned in the United States for which a full valuation allowance is recorded.

The income tax provision for the three months ended June 30, 2012 was $2,000 compared to ($104,000) for the three months ended June 30, 2011. The income tax provision was lower in the previous year’s quarter primarily due to legislation enacted in May 2011 which replaced the Michigan Business Tax (“MBT”) with a new corporate income tax. This legislation required the Company to adjust its deferred tax assets and liabilities related to the gross receipts component of the MBT, resulting in a discrete benefit recorded in the quarter ended June 30, 2011.

Deferred tax assets and liabilities

Temporary differences and carryforwards which give rise to a significant portion of deferred tax assets and liabilities are as follows (in thousands):

	June 30,	March 31,
	2012	2012	2011
Deferred tax assets:
Deferred revenue	$5,223	$5,096	$2,960
Amortization of intangible assets	1,690	1,670	1,594
Accrued expenses	2,176	2,165	1,687
Net operating loss carryforwards	321	367	550
Other	34	34	54

Total deferred tax assets	9,444	9,332	6,845

Deferred tax liabilities:
Amortization of intangible assets	863	773	414
Capitalized research and development costs	11,023	10,199	7,297
Depreciation	806	907	442
Other	854	726	663

Total deferred tax liabilities	13,546	12,605	8,816

Net deferred tax (liabilities)	$(4,102)	$(3,273)	$(1,971)

Current deferred tax assets	$1,083	$992	$551
Long-term deferred tax (liabilities)	(5,185)	(4,265)	(2,522)

Net deferred tax (liabilities)	$(4,102)	$(3,273)	$(1,971)

The net operating losses and tax credits generated by the Company have been utilized by Compuware and are not available to reduce future taxable income of Covisint. Therefore, the deferred tax assets presented above do not include the net operating losses and tax credits generated by Covisint as the Company will not obtain a future economic benefit for these amounts.

These financial statements reflect the position of the Company as not permanently reinvesting any earnings in its foreign subsidiaries and recognizing all deferred tax liabilities that arise from outside basis differences in its investments in subsidiaries.

The Company had U.S. federal net operating losses of $321,000 as of June 30, 2012 which expire in fiscal 2026. The net operating losses relate to a previous acquisition. No other net operating losses have been reflected since they were utilized by the Parent.

Uncertain tax positions

The amount of gross unrecognized tax benefits was $475,000, $475,000, $438,000 and $411,000 as of June 30, 2012, March 31, 2012, 2011 and 2010, respectively, all of which, net of federal benefit, would favorably affect the Company’s effective tax rate if recognized in future periods.

The following is a tabular reconciliation of the total amounts of unrecognized tax benefits for the three months ended June 30, 2012 and the years ended March 31, 2012, 2011 and 2010 (in thousands):

	June 30,	March 31,
	2012	2012	2011	2010
Gross unrecognized tax benefit at beginning of period	$475	$438	$411	$317
Gross increases to tax positions for prior periods			127	2
Gross decreases to tax positions for prior periods		(56)	(9)
Gross increases to tax positions for current period		127	194	92
Settlements		(34)	(285)

Gross unrecognized tax benefit at end of period	$475	$475	$438	$411

The financial statements include an accrual of interest or penalties. However, such amounts are less than $1,000 for each reported period.

The Covisint business operated as a division of Compuware. Compuware has open years from 1999 and forward. The Company does not have any open years as the tax profile generated by the Company has been included in the consolidated, combined, unitary or separate tax returns of Compuware.

Cash paid for income taxes

Cash paid by the Parent on the Company’s behalf for income taxes was $25,000, $227,000, $203,000 and $279,000 during the three months ended June 30, 2012 and years ended March 31, 2012, 2011 and 2010, respectively. The Company does not have a tax sharing agreement in place that requires the settlement of income taxes. Any resulting current tax benefits and liabilities are settled with Compuware through Parent Company’s Net Investment.

7.    COMMITMENTS AND CONTINGENCIES

Contractual Obligations

The Company currently occupies office space within facilities owned and leased by Compuware. The Company has not entered into commitments related to space occupied within Compuware facilities; however, the expenses allocated to the Company include costs associated with such facilities.

The Company has entered into third-party service agreements related to hosting its solution under operating leases extending through fiscal 2014. Total payments under these agreements were approximately $1.2 million and $1.2 million (unaudited) for the quarters ended June 30, 2012 and 2011, respectively, and $4.6 million, $4.5 million and $3.9 million for the years ended March 31, 2012, 2011 and 2010, respectively.

The following tables summarize our payments under contractual obligations as of June 30, 2012 and March 31, 2012 (in thousands):

	Payment due by period as of June 30, 2012 for the Years Ending March 31,
	Total	2013	2014	2015	2016	2017
Service agreement	$4,162	$2,123	$2,039	$—	$—	$—

	Payment due by period as of March 31, 2012 for the Years Ending March 31,
	Total	2013	2014	2015	2016	2017
Service agreement	$4,869	$2,830	$2,039	$—	$—	$—

Legal Matters

The Company is subject to legal proceedings, claims, investigations and proceedings in the ordinary course of business. In accordance with U.S. GAAP, the Company makes a provision for a liability when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. These provisions are reviewed at least quarterly and adjusted to reflect the impacts of negotiations, settlements, rulings, advice of legal counsel, and other information and events pertaining to a particular case. The Company is not currently involved in any outstanding legal proceedings.

8.    BENEFIT PLANS

As the Company is a wholly-owned subsidiary of Compuware Corporation, certain Covisint employees have been granted Compuware stock compensation awards. In accordance with the provisions of SAB 1.B.1, “Costs Reflected in Historical Financial Statements,” the expense for these awards is included within the combined statements of comprehensive income. Additionally, SAB 1.B.1 states that, in determining the disclosures required in stand-alone financial statements, subsidiaries should provide similar disclosures as those required by the parent.

Compuware Stock-Based Compensation Plans

Compuware Employee Stock Ownership Plan and 401(k) Plan

In July 1986, Compuware established an Employee Stock Ownership Plan (“ESOP” or “Plan”). Under the terms of the ESOP, Compuware may elect to make annual contributions to the Plan for the benefit of substantially all U.S. employees. The contribution may be in the form of cash or Compuware common stock. The Compuware Board of Directors authorizes contributions between a maximum of 25% of eligible annual compensation and a minimum sufficient to cover current obligations of the Plan. There have been no contributions to the ESOP plan in the past three fiscal years. This is a non-leveraged ESOP plan.

Effective April 1, 2012, Compuware implemented a matching program for the 401(k) component of the ESOP/401(k). The Company matches 33% of employees’ 401(k) contributions up to 2% of eligible earnings. Matching contributions vest 100% when an employee attains three years of service. During the quarter ended June 30, 2012, the Company expensed $115,000 related to this program.

Compuware Employee Equity Incentive Plans

In June 2007, Compuware’s Board of Directors adopted the 2007 Long Term Incentive Plan (the “LTIP”) that was approved by Compuware’s shareholders in August 2007. Compuware’s Compensation Committee may grant stock options, stock appreciation rights, restricted stock, restricted stock units, performance-based cash or stock awards and annual cash incentive awards under the LTIP. During the 2011 annual meeting of shareholders, Compuware shareholders approved an increase of 13.5 million in the number of common shares authorized for issuance under the 2007 LTIP, which increased the aggregate number of common shares reserved by Compuware for issuance under the 2007 LTIP to 41.5 million as of March 31, 2012 (less shares previously issued).

Compuware Stock Option Activity

A summary of option activity for Covisint employees under Compuware’s stock-based compensation plans as of June 30, 2012 and March 31, 2012, and changes during the periods then ended is presented below. Shares and intrinsic value are presented in thousands.

	Three Months Ended June 30, 2012
	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term in Years	Aggregate Intrinsic Value
Options outstanding as of April 1, 2012	626	$8.39
Granted
Exercised
Forfeited
Cancelled/expired
Net transfers	108	11.83

Options outstanding as of June 30, 2012	734	$8.90	5.12	$581

Options vested and expected to vest, net of estimated forfeitures, as of June 30, 2012	708	$8.83	5.00	$581
Options exercisable as of June 30, 2012	527	$8.17	3.85	$581

	Year Ended March 31, 2012
	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term in Years	Aggregate Intrinsic Value
Options outstanding as of April 1, 2011	550	$8.21
Granted	99	9.78
Exercised	(12)	8.66		$30
Forfeited
Cancelled/expired	(11)	11.53

Options outstanding as of March 31, 2012	626	$8.39	4.78	$692

Options vested and expected to vest, net of estimated forfeitures, as of March 31, 2012	609	$8.35	4.67	$692
Options exercisable as of March 31, 2012	502	$7.98	3.87	$692

The vesting schedule of options has varied over the years with the following vesting terms being the most common: (1) 50% of shares vest on the third anniversary date and 25% on the fourth and fifth anniversary dates; (2) 40% of shares vest on the first anniversary date and 30% vest on the second and third anniversary dates; (3) 25% of shares vest on each annual anniversary date over four years; (4) 30% of shares vest on the first and second anniversary dates and 40% vest on the third anniversary date; or (5) 20% of shares vest on each annual anniversary date over five years.

All options were granted at fair market value or higher and expire ten years from the date of grant. Option expense is recognized on a straight-line basis over the vesting period unless the options vest more quickly than the expense would be recognized. In this case, additional expense is taken to ensure the expense is proportionate to the percent of options vested at any point in time.

No Compuware option shares granted to Covisint employees vested or were exercised during the quarter ended June 30, 2012. The average fair value of all Compuware option shares vested during the quarter ended

June 30, 2011 was $4.29 (unaudited) per share and the total intrinsic value of options exercised was $26,000. The average fair value of all Compuware option shares vested during the years ended March 31, 2012, 2011 and 2010 was $4.93, $4.70 and $4.35 per share, respectively, and the total intrinsic value of options exercised was $30,000, $308,000 and $15,000, respectively.

Compuware Restricted Stock Units and Performance-Based Stock Awards Activity

A summary of non-vested restricted stock units (“RSUs”) and performance-based stock awards (“PSAs” and collectively “Non-vested RSU”) activity for Covisint employees and directors under the Compuware LTIP as of June 30, 2012 and March 31, 2012, and changes during the periods then ended is presented below. Shares and intrinsic value are presented in thousands.

	Three Months Ended June 30, 2012
	Shares	Weighted Average Grant-Date Fair Value	Aggregate Intrinsic Value
Non-vested RSU outstanding at April 1, 2012	804
Granted
Released	(22)		$196
Forfeited	(11)
Net transfers	3	$9.76

Non-vested RSU outstanding at June 30, 2012	774

	Year Ended March 31, 2012
	Shares	Weighted Average Grant-Date Fair Value	Aggregate Intrinsic Value
Non-vested RSU outstanding at April 1, 2011	847
Granted	56	$9.37
Released	(22)		$238
Forfeited	(77)

Non-vested RSU outstanding at March 31, 2012	804

RSUs have various vesting terms related to the purpose of the award. The following vesting terms are the most common: (1) 25% of shares vest on each annual anniversary date over four years; (2) 40% of shares vest on the first anniversary date and 30% vest on the second and third anniversary dates; or (3) 50% of shares vest on the first anniversary date and 50% vest on the second anniversary date.

The units and PSAs are settled by the issuance of one common share for each unit upon vesting and vesting accelerates upon death, disability or a change in control.

Stock Awards Compensation

For the quarters ended June 30, 2012 and 2011 and for the years ended March 31, 2012, 2011 and 2010, stock awards compensation expense was recorded as follows in thousands:

	Three Months Ended June 30,		Year Ended March 31,
	2012	2011	2012	2011	2010
		(unaudited)
Stock awards compensation classified as:
Cost of revenue	$—	$1	$5	$111	$149
Research and development	—	—	1	3	—
Sales and marketing	25	(1)	9	9	6
Administrative and general	297	294	1,077	1,450	424

Total stock awards compensation expense before income taxes	$322	$294	$1,092	$1,573	$579

As of June 30, 2012, total unrecognized compensation cost of $3.5 million, net of estimated forfeitures, related to nonvested Compuware equity awards to Covisint employees is expected to be recognized over a weighted-average period of approximately 3.0 years.

Covisint Stock-Based Compensation Plan

In August 2009, Covisint established a 2009 Long Term Incentive Plan (“2009 Covisint LTIP”) allowing the Board of Directors of Covisint to grant stock options, stock appreciation rights, restricted stock, restricted stock units, performance-based cash or restricted stock unit awards and annual cash incentive awards to employees and directors of Covisint and its affiliates. The 2009 Covisint LTIP reserves 150,000 common shares of Covisint for issuance under this plan.

As of June 30, 2012 and March 31, 2012, there were 119,000 and 121,000 stock options outstanding from the 2009 Covisint LTIP, respectively. These options will vest only if, prior to August 26, 2015, Covisint completes an initial public offering (“IPO”) or if there is a change in control of Covisint.

The individuals who received stock options from the 2009 Covisint LTIP were also awarded PSAs from the Compuware 2007 LTIP. As of June 30, 2012 and March 31, 2012, there were 585,000 and 597,000 PSAs outstanding that were granted to Covisint employees and directors, respectively. These PSAs will vest only if Covisint does not complete an IPO or a change in control transaction by August 25, 2015, and the Covisint business meets a pre-defined revenue target for any four consecutive calendar quarters ending prior to August 26, 2015.

During the fourth quarter of fiscal 2011, the Company determined that its ability to meet the pre-defined revenue targets prior to August 26, 2015 was probable based on its revenue growth in fiscal 2011 and projected future revenue growth estimates. Prior to that quarter, the Company considered the revenue targets improbable of being met. As a result, a charge of $1.2 million was recorded to “administrative and general” in the combined statements of comprehensive income during the fourth quarter of fiscal 2011. This charge represents the compensation cost that had accumulated from the grant date through March 31, 2011 based on the straight-line method. Unrecognized compensation cost related to PSAs from March 31, 2011 through the end of the vesting period is being recognized on a straight-line basis. PSA expense totaling $637,000 was recorded to “administrative and general” during the year ended March 31, 2012. PSA expense totaling $165,000 and $218,000 (unaudited) was recorded to “administrative and general” during the quarters ended June 30, 2012 and 2011, respectively.

Stock Option Activity

A summary of option activity under the Company’s stock-based compensation plans as of June 30, 2012 and March 31, 2012, and changes during the periods then ended is presented below (shares and intrinsic value in thousands):

	Three Months Ended June 30, 2012
	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term in Years	Aggregate Intrinsic Value
Options outstanding as of April 1, 2012	121	$57.88
Granted
Forfeited	(2)	52.00

Options outstanding as of June 30, 2012	119	$58.00	7.41	$21,901

	Year Ended March 31, 2012
	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term in Years	Aggregate Intrinsic Value
Options outstanding as of April 1, 2011	135	$55.81
Granted	2	186.42
Forfeited	(16)	54.44

Options outstanding as of March 31, 2012	121	$57.88	7.65	$22,359

All options were granted at estimated fair market value and expire ten years from the date of grant.

Stock Awards Compensation

As of June 30, 2012, total unrecognized compensation cost of $4.5 million, assuming a forfeiture rate of 0%, related to nonvested equity awards is expected to be recognized on the date an IPO is completed or a change in control of Covisint occurs. If an IPO does occur prior to August 26, 2015, all of the Covisint stock options will vest immediately, and the PSAs granted to employees with Covisint stock options will be cancelled. As a result, the full $4.5 million in expense for the Covisint stock options will be recognized, but all prior expense taken for the PSAs for employees with Covisint stock options will also be reversed on the date the IPO occurs.

The Company has determined that these options may not satisfy certain requirements of Section 409A of the Internal Revenue Code (“Code”), and therefore, has offered recipients of these options an amendment which, if accepted, would provide for fixed exercise dates for options that are so amended. The Company intends that such amendment will cure any failure of the options to comply with Section 409A of the Code without incurring penalties thereunder. Such modification acceptances are expected to significantly increase the amount of expense that will be recognized on the date the IPO occurs, as the compensation cost will be based on the fair value of the modified award. The fair value is dependent on the valuation of the Company at the modification date (expected to be on or before December 31, 2012) and the number of options modified. In connection with the modification of the options, the Company has also agreed to reimburse the option holders, who have accepted the modification, for certain negative personal tax implications incurred as a result of any violation of Section 409A of the Code. Any such reimbursement would also include a tax gross-up, resulting in the net reimbursement equaling any penalties incurred based on Section 409A of the Code.

9.    RELATED PARTY TRANSACTIONS

During fiscal 2011, the Company began utilizing services staff of Compuware to provide certain services to customers and to provide additional resources for research and development activities. These costs are included in “cost of revenue” and “research and development” as applicable. Compuware has provided these services substantially at cost to Covisint with charges totaling $4.2 million and $4.9 million (unaudited) for the quarters ended June 30, 2012 and 2011, respectively, and $16.3 million and $6.2 million for the years ended March 31, 2012 and 2011, respectively. Covisint did not utilize Compuware services as an outside service provider during fiscal 2010.

Refer to Note 1 for discussion of allocated expenses.

10.    PROPOSED SEPARATION OF THE COVISINT BUSINESS

Effective as of January 1, 2013, Compuware intends to contribute substantially all of the assets and liabilities of the Covisint segment to a separate legal entity (Covisint Corporation, a Michigan corporation). Compuware will also provide Covisint with operating cash via loans until such time as Covisint has secured outside financing or ceases to be a majority owned subsidiary of Compuware.

Compuware and Covisint intend to enter into several agreements in connection with the above-described contribution and in anticipation of the IPO. These agreements would govern their relationship following the contribution. Among these agreements will be a shared services agreement under which Compuware will provide certain services to Covisint for a period of time after the contribution. Compuware and Covisint will also enter into a tax sharing agreement that will govern Compuware’s and Covisint’s respective rights, responsibilities and obligations with respect to tax matters following the contribution.

11.    SUBSEQUENT EVENTS

The Company evaluated subsequent events through December 13, 2012, the date the combined financial statements were available to be issued.

COVISINT CORPORATION AND THE COVISINT OPERATIONS OF COMPUWARE CORPORATION

CONDENSED COMBINED BALANCE SHEETS

(In Thousands)

	Notes	December 31, 2012	March 31, 2012
		(Unaudited)
CURRENT ASSETS:
Accounts receivable, net		$20,103	$20,780
Deferred tax asset, net		2,119	992
Other current assets		5,681	5,957

Total current assets		27,903	27,729

PROPERTY AND EQUIPMENT, LESS ACCUMULATED DEPRECIATION AND AMORTIZATION		2,658	2,991

CAPITALIZED SOFTWARE AND OTHER INTANGIBLE ASSETS, NET	2	24,278	16,259

OTHER:
Goodwill		25,385	25,385
Deferred costs		10,666	12,309
Other assets		1,594	1,475

Total other assets		37,645	39,169

TOTAL ASSETS		$92,484	$86,148

LIABILITIES AND GROUP EQUITY
CURRENT LIABILITIES:
Accounts payable		$1,342	$1,803
Accrued commissions		1,371	2,628
Deferred revenue		15,683	17,491
Accrued expenses		3,171	1,977

Total current liabilities		21,567	23,899
DEFERRED REVENUE		20,377	24,573
ACCRUED EXPENSES		547	346
DEFERRED TAX LIABILITY, NET		5,301	4,265

Total liabilities		47,792	53,083
COMMITMENTS AND CONTINGENCIES	4
GROUP EQUITY:
Preferred stock, no par value—authorized 1,000,000 shares; none issued and outstanding		—	—
Common stock, no par value—authorized 9,000,000 shares; issued and outstanding 1,000,100		—	—
PARENT COMPANY’S NET INVESTMENT		44,692	33,065

TOTAL LIABILITIES AND GROUP EQUITY		$92,484	$86,148

See notes to condensed combined financial statements.

COVISINT CORPORATION AND THE COVISINT OPERATIONS OF COMPUWARE CORPORATION

CONDENSED COMBINED STATEMENTS OF COMPREHENSIVE INCOME

(In Thousands, Except Per Share Data)

(Unaudited)

		Nine Months Ended
	Notes	December 31, 2012	December 31, 2011
REVENUE		$65,020	$53,242
COST OF REVENUE		34,022	32,074

GROSS PROFIT		30,998	21,168

OPERATING EXPENSES:
Research and development		898	1,155
Sales and marketing		18,504	16,691
Administrative and general		13,867	9,218

Total operating expenses		33,269	27,064

INCOME (LOSS) FROM OPERATIONS		(2,271)	(5,896)
INCOME TAX PROVISION		88	247

NET INCOME (LOSS)		$(2,359)	$(6,143)

Basic and diluted earnings per share	3	$(2.36)	$(6.14)

OTHER COMPREHENSIVE INCOME, NET OF TAX		—	—

COMPREHENSIVE INCOME		$(2,359)	$(6,143)

See notes to condensed combined financial statements.

COVISINT CORPORATION AND THE COVISINT OPERATIONS OF COMPUWARE CORPORATION

CONDENSED COMBINED STATEMENTS OF GROUP EQUITY

(In Thousands, Except Share Data)

	Shares held by Parent Company	Net Investment by Parent Company
BALANCE AT MARCH 31, 2011	1,000,100	$25,435

Net income (loss)		(3,327)
Investment from parent company		9,865
Parent contribution of stock awards		1,092

BALANCE AT MARCH 31, 2012	1,000,100	33,065

Net income (loss)		(2,359)
Investment from parent company		12,881
Parent contribution of stock awards		1,105

BALANCE AT DECEMBER 31, 2012	1,000,100	$44,692

See notes to condensed combined financial statements.

COVISINT CORPORATION AND THE COVISINT OPERATIONS OF COMPUWARE CORPORATION

CONDENSED COMBINED STATEMENTS OF CASH FLOWS

(In Thousands)

(Unaudited)

	Nine Months Ended
	December 31, 2012	December 31, 2011
CASH FLOWS USED IN OPERATING ACTIVITIES:
Net loss	$(2,359)	$(6,143)
Adjustments to reconcile net loss to cash used in operations:
Depreciation and amortization	4,738	3,463
Deferred income taxes	(91)	(520)
Stock award compensation	1,105	798
Other	60	40
Net change in assets and liabilities:
Accounts receivable	677	(4,079)
Other assets	2,182	(3,330)
Accounts payable and accrued expenses	(323)	776
Deferred revenue	(6,004)	3,452

Net cash used in operating activities	(15)	(5,543)

CASH FLOWS USED IN INVESTING ACTIVITIES:
Purchase of:
Property and equipment	(636)	(2,018)
Capitalized software	(11,848)	(4,839)

Net cash used in investing activities	(12,484)	(6,857)

CASH FLOWS PROVIDED BY FINANCING ACTIVITIES:
Net investment from parent company	12,881	12,400
Initial public offering cost	(382)	—

Net cash provided by financing activities	12,499	12,400

NET CHANGE IN CASH AND CASH EQUIVALENTS	—	—
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	—	—

CASH AND CASH EQUIVALENTS AT END OF YEAR	$—	$—

See notes to condensed combined financial statements.

COVISINT CORPORATION AND THE COVISINT OPERATIONS OF COMPUWARE CORPORATION

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS

NINE MONTHS ENDED DECEMBER 31, 2012 and 2011 and YEAR ENDED MARCH 31, 2012

Note 1—Summary of Significant Accounting Policies

Basis of Presentation

The accompanying unaudited condensed combined financial statements include the accounts of Covisint Corporation, a wholly-owned subsidiary of Compuware Corporation (“Compuware” or the “Parent”) and the Covisint segment of Compuware (combined operations are referred to as the “Company” or “Covisint”). These condensed combined financial statements have been prepared on a combined basis because the operations are under common control.

The condensed combined financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), for interim financial information and with the instructions of Article 10 of Regulation S-X. Accordingly, they do not include all of the information and notes required by U.S. GAAP for complete financial statements. U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, contingencies and results of operations. While management has based its assumptions and estimates on the facts and circumstances existing at December 31, 2012, final amounts may differ from these estimates.

In the opinion of management of the Company, the accompanying condensed combined financial statements reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results for the interim periods presented. These condensed combined financial statements should be read in conjunction with the Company’s audited combined financial statements and notes thereto for the year ended March 31, 2012 included in the Company’s Form S-1 filed with the Securities and Exchange Commission (“SEC”). The condensed combined balance sheet at March 31, 2012 has been derived from the audited financial statements at that date, but does not include all information and footnotes required by U.S. GAAP for complete financial statements. The results of operations for interim periods are not necessarily indicative of results expected to be achieved for the full fiscal year.

The “parent company’s net investment” is shown in lieu of shareholder’s equity in the condensed combined financial statements. All significant transactions between Compuware and the Company have been included in the condensed combined financial statements and were settled in cash. The total effect of the settlement of these intercompany transactions is reflected in the condensed combined statements of cash flows as a financing activity and in the “parent company’s net investment” in the condensed combined balance sheets. The condensed combined financial statements include an allocation of certain corporate expenses including costs for facilities, information technology, tax, internal audit, accounting, finance, human resources, legal and executive management functions provided to the Company by Compuware employees and at Compuware sites. These allocations were primarily based on headcount, revenue and space occupied as a proportion of those in all Compuware operating units. Management believes the allocations are reasonable. However, the expenses allocated to the Company for these services are not necessarily indicative of the expense that would have been incurred if the Company had been a separate, independent entity and had otherwise managed these functions. Allocated corporate expenses totaled $8.1 million and $5.6 million for the nine months ended December 31, 2012 and 2011, respectively. All such costs and expenses are deemed to have been contributed by Compuware to Covisint in the period in which the costs were recorded and are included in “net investment from parent company” in the condensed combined statements of group equity and the condensed combined statements of cash flows. Allocations of current income taxes are deemed to have been remitted, in cash, to Compuware or contributed by Compuware to Covisint in the period the related income taxes were recorded. Amounts due to or from Compuware have been treated as capital transactions within group equity.

Revenue Recognition

The Company derives revenue through contracts under which the Company provides customers various services including access to the Covisint platform, customer subscription and support (“subscription”), and services related to implementation, solution deployment and on-boarding (“services”). The arrangements do not provide customers the right to take possession of the software at any time, nor do the arrangements contain rights of return. In order for a transaction to be eligible for revenue recognition, the following revenue criteria must be met: persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collectability is reasonably assured.

Signed agreements and purchase orders are used as evidence of an arrangement. The Company assesses cash collectability based on a number of factors including past collection history with the customer. If the Company determines that collectability is not reasonably assured, the Company defers the revenue until collectability becomes reasonably assured, generally upon receipt of cash. The Company assesses whether the fee is fixed or determinable based on the payment terms associated with the transaction and whether the sales price is subject to refund or adjustment. Customers typically have the right to terminate their agreement if the Company fails to perform.

The Company’s contracts may include a subscription fee for ongoing platform as a service (“PaaS”) operations and services. For arrangements that contain multiple elements, in accordance with Accounting Standards Codification (“ASC”) 605, “Revenue Recognition,” the arrangement consideration is allocated based on relative selling price using the following hierarchy: vendor specific objective evidence (“VSOE” which represents the price when sold separately) if available; third-party evidence if VSOE is not available; or best estimated selling price if neither VSOE nor third-party evidence is available. The Company is currently unable to establish VSOE or third-party evidence of selling price for its deliverables. Therefore, the Company determines its best estimate of selling price by evaluating renewal amounts included in a contract, if any, and estimated costs to deliver each element.

The subscription fees are recognized ratably over the applicable service period. Revenue recognition commences on the later of the start date specified in the subscription arrangement, the “launch date” of the customers’ access to the Company’s production environment or when all of the revenue recognition criteria have been met. The Company considers delivery to have occurred on the launch date, which is the point in time that a customer is provided access to use the Company’s platform.

During fiscal 2012, the Company established evidence of stand-alone value based on other vendors providing similar services for many of the services it offers. Prior to establishing evidence of stand-alone value for services, and for those projects that do not have stand-alone value, the revenue is deferred and recognized over the longer of the committed term of the subscription agreement (generally one to five years) or the expected period over which the customer will receive benefit (generally five years). Services that have stand-alone value are recognized as delivered generally using a proportional performance methodology based on dependable estimates of hours incurred and expected hours to complete since these services are primarily performed on a fixed fee basis. Hours or costs incurred represent a reasonable surrogate for output measures of contract performance, including the presentation of deliverables to the client; therefore, hours or costs incurred are used as the basis for revenue recognition. If it is determined that costs will exceed revenue, the expected loss is recorded at the time the loss becomes apparent.

Deferred Costs

Deferred costs consist of the incremental direct personnel and outside contractor costs incurred in delivering implementation and solutions deployment services that do not have stand-alone value. Revenue from these services, as described above, is deferred and recognized over the longer of the committed term of the subscription agreement or the expected period over which the customer will receive benefit. Therefore, the costs are recognized over the same period as the associated revenue.

Sales commission costs that directly relate to revenue transactions that are deferred are recorded as “prepaid expenses and other current assets” or non-current “other assets” as applicable in the condensed combined balance sheets and recognized as “sales and marketing” expenses in the condensed combined statements of comprehensive income over the revenue recognition period of the related transaction.

Deferred Revenue

Deferred revenue consists of the billed but unearned portion of existing contracts for subscription and services to be provided and is recognized when all of the revenue recognition criteria are met. The Company generally invoices its customers’ subscription fees in annual, quarterly or monthly installments. Contractual time periods often exceed the invoicing period and, accordingly, the deferred revenue balance does not represent the total contract value of committed subscription agreements. The portion of deferred revenue that the Company anticipates will be recognized during the succeeding 12-month period is recorded as current deferred revenue and the remaining portion is recorded as non-current deferred revenue.

Collection and Remittance of Taxes

The Company records the collection of taxes from customers and the remittance of these taxes to governmental authorities on a net basis in its condensed combined statements of comprehensive income.

Cost of Revenue

Cost of revenue consists of compensation and related expenses for data center and services staff, payments to outside service providers, data center costs related to hosting the Company’s software and amortization of capitalized software.

Capitalized Software includes the costs of purchased and internally developed software products capitalized in accordance with ASC 350-40, “Internal Use Software” and software technology purchased through acquisitions and is stated at unamortized cost. Net purchased software included in capitalized software was $1.1 million and $1.6 million as of December 31, 2012 and 2011, respectively.

Capitalized and purchased software costs are amortized on a straight-line basis over the expected useful life of the software, which is generally five years. Amortization begins when the software technology is ready for its intended use. Amortization expense totaled $3.5 million and $2.1 million for the nine months ended December 31, 2012 and 2011, respectively and is included in “cost of revenue” in the condensed combined statements of comprehensive income.

Capitalized software is reviewed for impairment when events and circumstances indicate such asset may be impaired. If estimated future undiscounted cash flows are not sufficient to recover the carrying value of the capitalized software, an impairment charge is recorded in the amount by which the present value of future cash flows is less than the carrying value of these assets. Covisint has not had any impairment charges related to capitalized software.

Research and Development

For development costs related to the Company’s PaaS offering, the Company follows the guidance set forth in ASC 350-40 which requires companies to capitalize qualifying computer software costs, which are incurred during the application development stage. Costs related to preliminary project activities and post-implementation activities are expensed as incurred. Research and development (“R&D”) costs include primarily the cost of programming personnel and amounted to $12.7 million and $6.0 million for the nine months ended December 31, 2012 and 2011, respectively, of which $11.8 million and $4.8 million, respectively, was capitalized for internally developed software technology.

Income Taxes—The Company is an operating division within Compuware. Income taxes are presented herein on a separate return basis even though the Company’s results of operations have historically been included in the consolidated, combined, unitary or separate income tax return of Compuware. The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the condensed combined financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statements and tax bases of assets and liabilities and net operating losses using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in the period that includes the enactment date.

The Company records net deferred tax assets to the extent it believes these assets will more likely than not be realized. These deferred tax assets are subject to periodic assessments as to recoverability. If it is determined that it is more likely than not that the benefits will not be realized, valuation allowances are recorded which would increase the provision for income taxes. In making such determinations, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies and recent financial operations.

Interest and penalties related to uncertain tax positions are included in the income tax provision.

For the nine months ended December 31, 2012, the income tax provision was $88,000, or (3.9) percent. This amount was attributable to income generated in foreign jurisdictions. The recorded effective tax rate differs significantly from the applicable statutory tax rate due primarily to losses earned in jurisdictions for which a full valuation allowance is recorded.

For the nine months ended December 31, 2011, the income tax expense was $247,000, or (4.2) percent. This amount was primarily attributable to income generated in foreign jurisdictions and Michigan. The income tax provision was reduced due to legislation enacted in May 2011 which replaced the Michigan Business Tax (“MBT”) with a new corporate income tax. This legislation required the Company to adjust its deferred tax assets and liabilities related to the gross receipts component of the MBT, resulting in a benefit recorded in the nine months ended December 31, 2011. The recorded effective tax rate differs significantly from the applicable statutory tax rate due primarily to losses earned in jurisdictions for which a full valuation allowance is recorded.

Cash paid by the Parent on the Company’s behalf for income taxes was $78,000 and $170,000 for the nine months ended December 31, 2012 and 2011, respectively.

Stock-Based Compensation—Stock award compensation expense is recognized, net of an estimated forfeiture rate, on a straight-line basis over the requisite service period of the award.

Compuware Corporation Stock Compensation Awards

Certain Covisint employees have been granted stock options in Compuware’s common stock. Compuware calculates the fair value of its stock option awards using the Black-Scholes option pricing model, which incorporates various assumptions including volatility, expected term, risk-free interest rates and dividend yields. The expected volatility assumption is based on historical volatility of Compuware’s common stock over the most recent period commensurate with the expected life of the stock option granted. Compuware uses historical volatility because management believes such volatility is representative of prospective trends. The risk-free interest rate assumption is based upon observed interest rates appropriate for the expected life of the stock option awarded. The expected life of the stock option is based on the simplified method as described in Staff Accounting Bulletin (“SAB”) Topic 14, “Share-Based Payment”. Due to volatility, changes in vesting terms of option grants and a significant number of options which were underwater or had minimal intrinsic value during the past five years, Compuware believes the simplified method is the best estimate of option life. Dividend yields have not been a factor in determining fair value of stock options granted as Compuware has never issued cash dividends.

The following is the average fair value per share of Compuware stock compensation awards estimated on the date of grant and the assumptions used for each option granted to Compuware employees, including those providing services to Covisint, during the nine months ended December 31, 2012 and 2011:

	Nine Months Ended December 31,
	2012	2011
Expected volatility	40.83%	39.87%
Risk-free interest rate	0.95%	1.72%
Expected lives at date of grant (in years)	6.3	5.8
Weighted-average fair value of the options granted	$4.02	$4.04

Covisint Corporation Stock Compensation Awards

No options were granted during the nine months ended December 31, 2012 and 2011.

See Note 5 to the condensed combined financial statements for a further discussion on stock-based compensation including the impact on net income during the reported periods.

Business Segments—The Company operates in a single business segment. Sales are heavily weighted toward North American automotive companies.

Significant Customers—A single customer in the automotive industry comprised 34 percent and 37 percent of total revenue during the nine months ended December 31, 2012 and 2011, respectively. The same automotive customer comprised 35 percent and 36 percent of outstanding accounts receivable as of December 31, 2012 and March 31, 2012, respectively.

Geographical Information—Financial information regarding geographic operations is presented in the table below (in thousands):

	Nine Months Ended December 31,
	2012	2011
Revenue:
United States	$55,576	$45,484
International operations	9,444	7,758

Total	$65,020	$53,242

There are no long-lived assets outside the United States.

Recently Issued Accounting Pronouncements

In July 2012, the FASB issued ASU 2012-02, “Intangibles—Goodwill and Other (Topic 350).” The amendments in this ASU allow an entity to first assess qualitative factors to determine whether the existence of events and circumstances indicates that it is more likely than not that an indefinite-lived intangible asset is impaired. If an entity concludes that it is not more likely than not that the indefinite-lived intangible asset is impaired, then the entity is not required to take further action. However, if an entity concludes otherwise, then it is required to determine the fair value of the indefinite-lived intangible asset and perform the quantitative impairment test by comparing the fair value with the carrying amount in accordance with Subtopic 350-30. This ASU is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. The requirements of this ASU were adopted during the Company’s quarter ended September 30, 2012 and did not have a significant impact on its disclosures.

In September 2011, the FASB issued ASU 2011-08, “Intangibles—Goodwill and Other (Topic 350)”. The amendments in this ASU allow an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount before performing the first step of the two-step impairment test. If it is determined that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, then the entity must perform additional impairment testing. Otherwise, performing the two-step impairment test is not necessary. This ASU is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. The requirements of this ASU were adopted during the Company’s quarter ended June 30, 2012 and did not have a significant impact on its disclosures.

Note 2—Goodwill, Capitalized Software and Other Intangible Assets

The components of the Company’s intangible assets are as follows (in thousands):

	December 31, 2012
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Unamortized intangible assets:
Trademarks(1)	$358		$358

Amortized intangible assets:
Capitalized software(2)	$41,561	$(18,853)	$22,708
Customer relationship agreements(3)	4,715	(3,565)	1,150
Trademarks(4)	340	(278)	62

Total amortized intangible assets	$46,616	$(22,696)	$23,920

	March 31, 2012
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Unamortized intangible assets:
Trademarks(1)	$358		$358

Amortized intangible assets:
Capitalized software(2)	$29,714	$(15,364)	$14,350
Customer relationship agreements(3)	4,715	(3,291)	1,424
Trademarks(4)	340	(213)	127

Total amortized intangible assets	$34,769	$(18,868)	$15,901

(1)	The Covisint trademarks were acquired by Compuware in an acquisition in March 2004. These trademarks are deemed to have an indefinite life and therefore are not being amortized.
(2)	Amortization of capitalized software is included in “cost of revenue” in the condensed combined statements of comprehensive income. Capitalized software is generally amortized over five years.
(3)	Amortization of customer relationship agreements is included in “sales and marketing” in the condensed combined statements of comprehensive income. Customer relationship agreements were acquired as part of recent acquisitions and are being amortized over periods up to six years.
(4)	Amortization of trademarks is included in “administrative and general” in the condensed combined statements of comprehensive income. Trademarks were acquired as part of recent acquisitions and are being amortized over three years.

Amortization expense of intangible assets was $3.8 million and $2.5 million for the nine months ended December 31, 2012 and 2011, respectively. Estimated future amortization expense, based on identified intangible assets at December 31, 2012 is expected to be as follows (in thousands):

	As of December 31, 2012 for the Years Ending March 31,
	2013	2014	2015	2016	2017	2018
Capitalized software	$1,499	$6,261	$5,332	$4,397	$3,634	$1,585
Customer relationships	81	308	308	308	145
Trademarks	22	40

Total	$1,602	$6,609	$5,640	$4,705	$3,779	$1,585

Note 3—Earnings per Common Share

Basic earnings per common share (“EPS”) is computed by dividing earnings available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted EPS assumes the issuance of common stock for all potentially dilutive equivalent shares outstanding using the treasury method. Earnings per share are presented below as if Covisint Corporation and the Covisint segment of Compuware had been combined for all periods presented.

EPS data were computed as follows (in thousands, except for per share data):

	Nine Months Ended December 31,
	2012	2011
Basic earnings (loss) per share:
Numerator: Net income (loss)	$(2,349)	$(6,143)

Denominator:
Weighted-average common shares outstanding	1,000	1,000

Basic income (loss) per share	$(2.35)	$(6.14)

Diluted earnings (loss) per share:
Numerator: Net income (loss)	$(2,349)	$(6,143)

Denominator:
Weighted-average common shares outstanding	1,000	1,000

Dilutive effect of stock awards	—	—

Total shares	1,000	1,000

Diluted income (loss) per share	$(2.35)	$(6.14)

Stock awards to purchase approximately 119,000 and 132,000 shares for the nine months ended December 31, 2012 and 2011, respectively, were excluded from the diluted EPS calculation because the performance condition attached to the awards has not yet been met. See note 5 for additional information.

Note 4—Commitments and Contingencies

Contractual Obligations

The Company currently occupies office space within facilities owned and leased by Compuware. The Company has not entered into commitments related to space occupied within Compuware facilities; however, the expenses allocated to the Company include costs associated with such facilities.

The Company has entered into third-party service agreements related to hosting its solution under operating leases extending through fiscal 2014. Total payments under these agreements were approximately $3.7 million and $3.4 million for the nine months ended December 31, 2012 and 2011, respectively.

The following tables summarize our payments under contractual obligations as of December 31, 2012 (in thousands):

	Payment Due by Period as of December 31, 2012 for the Years Ending March 31,
	Total	2013	2014	2015	2016	2017
Service Agreement	$2,747	$708	$2,039	$—	$—	$—

Legal Matters

The Company is subject to legal proceedings, claims, investigations and proceedings in the ordinary course of business. In accordance with U.S. GAAP, the Company makes a provision for a liability when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. These provisions are reviewed at least quarterly and adjusted to reflect the impacts of negotiations, settlements, rulings, advice of legal counsel, and other information and events pertaining to a particular case. The Company is not currently involved in any outstanding legal proceedings.

Note 5—Benefit Plans

As the Company is a wholly-owned subsidiary of Compuware Corporation, certain Covisint employees have been granted Compuware stock compensation awards. In accordance with the provisions of SAB 1.B.1 “Costs Reflected in Historical Financial Statements,” the expense for these awards is included within the condensed combined statements of comprehensive income. Additionally, SAB 1.B.1 states that, in determining the disclosures required in stand-alone financial statements, subsidiaries should provide similar disclosures as those required by the parent.

Compuware Stock-Based Compensation Plans

Compuware Employee Stock Ownership Plan and 401(k) Plan

In July 1986, Compuware established an Employee Stock Ownership Plan (“ESOP” or “Plan”). Under the terms of the ESOP, Compuware may elect to make annual contributions to the Plan for the benefit of substantially all U.S. employees. The contribution may be in the form of cash or Compuware common stock. The Compuware Board of Directors authorizes contributions between a maximum of 25 percent of eligible annual compensation and a minimum sufficient to cover current obligations of the Plan. There have been no contributions to the ESOP plan in the past three fiscal years. This is a non-leveraged ESOP plan.

Effective April 1, 2012, Compuware implemented a matching program for the 401(k) component of the ESOP/401(k). The Company matches 33 percent of employees’ 401(k) contributions up to 2 percent of eligible earnings. Matching contributions vest 100 percent when an employee attains three years of service. During the nine months ended December 31, 2012, the Company expensed $325,000 related to this program.

Stock Option Activity

A summary of option activity for Covisint employees under Compuware’s stock-based compensation plans as of December 31, 2012 and changes during the periods then ended is presented below. Shares and intrinsic value are presented in thousands.

	Nine Months Ended December 31, 2012
	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term in Years	Aggregate Intrinsic Value
Options outstanding as of April 1, 2012	626	$8.39
Granted	138	9.96
Exercised	(12)	7.73
Forfeited	—
Cancelled/expired	—
Net transfers	111	11.77

Options outstanding as of December 31, 2012	863	$9.09	5.47	$1,559

Options vested and expected to vest, net of estimated forfeitures, as of December 31, 2012	817	$9.02	5.27	$1,529
Options exercisable as of December 31, 2012	565	$8.35	3.71	$1,390

The vesting schedule of options has varied over the years with the following vesting terms being the most common: (1) 50 percent of shares vest on the third anniversary date and 25 percent on the fourth and fifth anniversary dates; (2) 40 percent of shares vest on the first anniversary date and 30 percent vest on the second and third anniversary dates; (3) 25 percent of shares vest on each annual anniversary date over four years; (4) 30 percent of shares vest on the first and second anniversary dates and 40 percent vest on the third anniversary date; or (5) 20 percent of shares vest on each annual anniversary date over five years.

Substantially all options were granted at fair market value and expire ten years from the date of grant. Option expense is recognized on a straight-line basis over the vesting period unless the options vest more quickly than the expense would be recognized. In this case, additional expense is taken to ensure the expense is proportionate to the percent of options vested at any point in time.

During the nine months ended December 31, 2012, 48,000 Compuware option shares granted to Covisint employees vested, with an average fair value of $5.07 per share.

Compuware Restricted Stock Units and Performance-Based Stock Awards Activity

A summary of non-vested restricted stock units (“RSUs”) and performance-based stock awards (“PSAs” and collectively “Non-vested RSU”) activity for Covisint employees and directors under the 2007 LTIP as of December 31, 2012 and changes during the nine months then ended is presented below. Shares and intrinsic value are presented in thousands.

	Nine Months Ended December 31, 2012
	Shares	Weighted Average Grant-Date Fair Value	Aggregate Intrinsic Value
Non-vested RSU outstanding at April 1, 2012	804
Granted	49
Released	(32)		$287
Forfeited	(11)
Net transfers	3	$9.76

Non-vested RSU outstanding at December 31, 2012	813

RSUs have various vesting terms related to the purpose of the award. The following vesting terms are the most common: (1) 25 percent of shares vest on each annual anniversary date over four years; (2) 40 percent of shares vest on the first anniversary date and 30 percent vest on the second and third anniversary dates; or (3) 50 percent of shares vest on the first anniversary date and 50 percent vest on the second anniversary date.

The units and PSAs are settled by the issuance of one common share of Compuware stock for each unit upon vesting and vesting accelerates upon death, disability or a change in control of Compuware.

Stock Awards Compensation

For the nine months ended December 31, 2012 and 2011, stock awards compensation expense was recorded as follows in thousands:

	Nine Months Ended December 31,
	2012	2011
Stock awards compensation classified as:
Cost of revenue	$2	$4
Research and development	1	2
Sales and marketing	120	5
Administrative and general	982	787

Total stock awards compensation expense before income taxes	$1,105	$798

As of December 31, 2012, total unrecognized compensation cost of $3.5 million, net of estimated forfeitures, related to nonvested Compuware equity awards to Covisint employees is expected to be recognized over a weighted-average period of approximately 2.7 years.

Covisint Stock-Based Compensation Plan

In August 2009, Covisint established the 2009 Covisint LTIP allowing the Board of Directors of Covisint to grant stock options, stock appreciation rights, restricted stock, restricted stock units, performance-based cash or restricted stock unit awards and annual cash incentive awards to employees and directors of Covisint and its affiliates. The 2009 Covisint LTIP reserves 150,000 common shares of Covisint for issuance under this plan.

As of December 31, 2012, there were 119,000 stock options outstanding from the 2009 Covisint LTIP. These options will vest only if, prior to August 26, 2015, Covisint completes an initial public offering (“IPO”) or if there is a change in control of Covisint.

The individuals who received stock options from the 2009 Covisint LTIP were also awarded PSAs from the Compuware 2007 LTIP. As of December 31, 2012, there were approximately 585,000 PSAs outstanding that were granted to Covisint employees and directors. These PSAs will vest only if Covisint does not complete an IPO or a change in control transaction by August 25, 2015, and the Covisint business meets a pre-defined revenue target for any four consecutive calendar quarters ending prior to August 26, 2015.

During the fourth quarter of fiscal 2011, the Company determined that its ability to meet the pre-defined revenue targets prior to August 26, 2015 was probable based on its revenue growth in fiscal 2011 and projected future revenue growth estimates. Prior to that quarter, the Company considered the revenue targets improbable of being met. As a result, a charge of $1.2 million was recorded to “administrative and general” in the condensed combined statements of comprehensive income during the fourth quarter of fiscal 2011. This charge represents the compensation cost that had accumulated from the grant date through March 31, 2011 based on the straight-line method. Unrecognized compensation cost related to PSAs from March 31, 2011 through the end of the vesting period is being recognized on a straight-line basis. PSA expense totaling $574,000 and $440,000 was recorded to “administrative and general” during the nine months ended December 31, 2012 and 2011, respectively.

Stock Option Activity

A summary of option activity under the Company’s stock-based compensation plans as of December 31, 2012 and changes during the nine months then ended is presented below (shares and intrinsic value in thousands):

	Nine Months Ended December 31, 2012
	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term in Years	Aggregate Intrinsic Value
Options outstanding as of April 1, 2012	121	$57.88
Granted
Forfeited	(2)	52.00

Options outstanding as of December 31, 2012	119	$58.00	5.10	$17,175

All options were granted at estimated fair market value and will expire ten years from the date of grant.

Stock Awards Compensation

The Company has determined that these options may not satisfy certain requirements of Section 409A of the Internal Revenue Code (“Code”), and therefore, offered recipients of these options an amendment which provides for fixed exercise dates for options that are so amended. The Company intends that such amendment will cure any failure of the options to comply with Section 409A of the Code without incurring penalties thereunder. In December 2012, 110,100 of the outstanding options were amended. The compensation cost will be based on the fair value of the modified award. The fixed exercise dates are during the three calendar years following an IPO and extended the requisite service period for options which were so amended through January 1 of the third calendar year following an IPO. In connection with the modification of the options, the Company has also agreed to reimburse the option holders, who have accepted the modification, for certain negative personal tax implications incurred as a result of any violation of Section 409A of the Code. Any such reimbursement would also include a tax gross-up, resulting in the net reimbursement equaling any penalties incurred based on Section 409A of the Code.

As of December 31, 2012, unrecognized compensation cost related to the outstanding options totaled approximately $21.6 million. This expense will be recognized over the requisite service period including a cumulative catch-up related to service provided through the date an IPO or change in control of Covisint occurs. The requisite service period for the amended options begins on the modification date and concludes on January 1 of the third calendar year following an IPO. The requisite service period for the options that were not amended concludes on the date an IPO occurs. If an IPO or change in control occurs prior to August 26, 2015, the PSAs granted to employees with Covisint stock options will be cancelled. As a result, expense will be recognized for the Covisint stock options; however, all prior expense taken for the PSAs ($2.4 million as of December 31, 2012) for employees with Covisint stock options will be reversed.

Note 6—Related Party Transactions

The Company utilizes services staff of Compuware to provide certain services to customers and to provide additional resources for research and development activities. These costs are included in “cost of revenue” and “research and development” as applicable. Compuware has provided these services substantially at cost to Covisint with charges totaling $13.2 million and $12.9 million for the nine months ended December 31, 2012 and 2011, respectively.

Refer to Note 1 for discussion of allocated expenses.

Note 7—Proposed Separation of the Covisint Business

Effective January 1, 2013, Compuware contributed substantially all of the assets and liabilities of the Covisint segment to a separate legal entity (Covisint Corporation, a Michigan corporation). Compuware will provide Covisint with operating cash via loans until such time as Covisint has secured outside financing (including a partial IPO) or ceases to be a majority owned subsidiary of Compuware.

Compuware and Covisint entered into several agreements in connection with the above-described contribution and in anticipation of the IPO. These agreements govern their relationship following the contribution. Among these agreements is a shared services agreement under which Compuware will provide certain services to Covisint for a period of time after the contribution. Compuware and Covisint also entered into a tax sharing agreement that governs Compuware’s and Covisint’s respective rights, responsibilities and obligations with respect to tax matters following the contribution.

Note 8—Subsequent Events

On March 4, 2013, the compensation committee of the Board of Directors authorized the issuance of 27,000 Covisint stock options to various employees and members of the Board of Directors. These options were granted at fair market value. If an IPO occurs in 2013, the options will vest one-third upon the IPO, and one-third will vest on each of the first and second anniversary dates of the IPO. If an IPO occurs in 2014, two-thirds of the options will vest upon the IPO and one-third will vest on the first anniversary of the IPO. If an IPO occurs after January 1, 2015, all options will vest upon the IPO. All options become fully vested upon a change in control of Covisint. Options granted to employees expire on August 25, 2015 if an IPO has not occurred and 10 years after the grant date if an IPO occurs by August 25, 2015. Options granted to members of the Board of Directors expire 10 years after the grant date.

The Company evaluated subsequent events through March 21, 2013, the date the condensed combined financial statements were available to be issued.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth all expenses payable by us (other than underwriting commissions and discounts) in connection with the offering of our common shares being registered by this registration statement. All amounts are estimated except the SEC registration fee, the NASDAQ listing fee and the FINRA filing fee.

SEC registration fee	$
NASDAQ listing fee	$
FINRA filing fee	$
Legal fees and expenses	$
Accounting fees and expenses	$
Printing expenses	$
Transfer agent and registrar fees and expenses	$
Miscellaneous	$

Total	$

Item 14.	Indemnification of Directors and Officers.

Sections 1561 through 1571 of the Michigan Business Corporation Act, or the MBCA, authorize a corporation to grant or a court to award, indemnity to directors, officers, employees and agents in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933.

Our bylaws provide that with respect to non-derivative actions, we will indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative and whether formal or informal (other than an action by or in the right of the Corporation) by reason of the fact that the person is or was a director or officer of us, or, while serving as a director or officer of us, is or was serving at our requests as a director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust or other enterprise, whether for profit or not, against expenses (including actual and reasonable attorneys’ fees), judgments, penalties, fines, and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of us or our shareholders, and with respect to any criminal action or proceeding, if the person had no reasonable cause to believe his or her conduct was unlawful. With respect to derivative actions, we will indemnify any person who was or is a party to or is threatened to be made a party to any threatened, pending or completed action or suit by or our right to procure a judgment in its favor by reason of the fact that the person is or was a director or officer of us, or, while serving as a director or officer of us, is or was serving at our request as a director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust or other enterprise, whether for profit or not, against expenses (including actual and reasonable attorneys’ fees) and amounts paid in settlement actually and reasonably incurred by the person in connection with such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of us or our shareholders. Our bylaws also provide that we will indemnify a director or officer for the expenses incurred in the successful defense of any such proceeding, subject to the provisions of the MBCA. Further, we may pay or reimburse the expenses of any person who is a party or threatened to be made a party to an action, suit or proceeding in advance of final disposition, subject to certain limitations. These rights are not exclusive of any other right that any person seeking indemnification or advancement of expenses may have or acquire under a contractual arrangement with us. No amendment or repeal of these provisions will apply to or have any effect on any director or officer of us for or with respect to any acts or omissions of such director or officer occurring prior to the time of any such amendment or repeal. Our bylaws also specifically authorize us to maintain insurance and to grant similar indemnification rights to our employees or agents.

Section 1209 of the MBCA permits a Michigan corporation to include in its articles of incorporation a provision eliminating or limiting a director’s liability to a corporation or its shareholders for monetary damages for breaches of fiduciary duty. The enabling statute provides, however, that liability for breaches of the duty of loyalty, acts or omissions not in good faith or involving intentional misconduct or knowing violations of the law, or the receipt of improper personal benefits cannot be eliminated or limited in this manner. Our articles of incorporation include a provision which eliminates, to the fullest extent permitted by the MBCA, director liability for monetary damages for breaches of fiduciary duty.

Item 15.	Recent Sales of Unregistered Securities.

From August 25, 2009 through March 4, 2013, we granted our directors and employees options, under our 2009 Long Term Incentive Plan, to purchase 164,000 shares of our common stock, including options to purchase 20,150 shares of our common stock that were cancelled following their grant date. The exercise prices of the options we granted our directors and employees between August 25, 2009 and March 4, 2013 range from $52.00 to $203.04.

On November 28, 2012, we offered our directors and employees the opportunity to amend their options to purchase shares of our common stock, with the objective of complying with Section 409A of the Code. As of December 28, 2012, the date our offer to amend expired and any consents to our offer became irrevocable, we had received consent to the amendment of options representing 110,100 shares of our common stock. Such options may be deemed to have been exchanged for new options containing the amended terms.

Unless otherwise stated, the sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act (or Regulation D promulgated thereunder), or Rule 701 promulgated under Section 3(b) of the Securities Act, as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701.

Item 16.	Exhibits and Financial Statement Schedules

(a) Exhibits. The Exhibits to the registration statement of which this prospectus is a part are listed in the Exhibit Index attached hereto and incorporated by reference herein.

(b) Financial Statement Schedules. All financial statement schedules are omitted because they are not applicable or the information is included in the Registrant’s combined financial statements or related notes.

Item 17.	Undertakings

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant, the registrant pursuant to the foregoing provisions, or otherwise has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus as filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Detroit, State of Michigan, on                     , 2013.

COVISINT CORPORATION

By:
David A. McGuffie
President and Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints W. James Prowse and Daniel S. Follis, Jr. his true and lawful attorneys-in-fact and agents, each acting alone, with full powers of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, including any related registration statement filed pursuant to Rule 462(b) under the Securities Act, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as full to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, each acting alone, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

David A. McGuffie	President, Chief Executive Officer and Director (Principal Executive Officer)	, 2013

W. James Prowse	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	, 2013

Robert C. Paul	Director	, 2013

Bernard M. Goldsmith	Director	, 2013

William O. Grabe	Director	, 2013

Ralph J. Szygenda	Director	, 2013

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

1.1	Form of Underwriting Agreement**

3.1	Articles of Incorporation*

3.2	Form of Amended and Restated Articles of Incorporation, to be filed upon the closing of this offering**

3.3	Bylaws*

3.4	Form of Amended and Restated Bylaws, to be effective upon the closing of this offering**

4.1	Form of specimen stock certificate**

4.2	2009 Long Term Incentive Plan and form of agreement**

5.1	Opinion of Honigman Miller Schwartz and Cohn LLP as to the validity of the securities being registered**

10.1	Master Separation Agreement**

10.2	Employee Benefits Agreement**

10.3	Compuware Services Agreement**

10.4	Intellectual Property Agreement**

10.5	Form of Registration Rights Agreement**

10.6	Shared Services Agreement**

10.7	Tax Sharing Agreement**

10.8	Contribution Agreement**

21.1	Subsidiaries

23.1	Consent of Deloitte & Touche LLP**

23.2	Consent of Honigman Miller Schwartz and Cohn LLP (included in Exhibit 5.1)**

24.1	Powers of Attorney (included on signature pages)*

*	Previously provided.
**	To be filed by amendment.